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REGISTRANT'S NAME Hermes International S.C.A.

*CURRENT ADDRESS 24, rue du Faubourg-Saint Honoré
75 008 Paris
France

**FORMER NAME

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THOMSON REUTERS

FILE NO. 82- 35207 FISCAL YEAR 12/31/05

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DATE: 6/5/08

082-35207

ARIS
12-31-05

Hermès International
2005 Annual Report

Volume 1

Introduction to the Group
Review of Operations





2005: Year of the River



Contents

Hermès International's Annual Report consists of two volumes:

- Volume 1, "Introduction to the Group; Review of Operations";
- Volume 2, "Management Report; Consolidated and Parent Company Financial Statements; Additional Legal Information".

A Message from the Chairman



Patrick Thomas



Jean-Louis Dumas

2005, our "Year of the River", was a year of great change for Hermès. We stood firm and held our course.

The determination for perfection that gives rise to outstanding objects, and the desire to surprise our clients, drove us more than ever to create new value.

The Americas and Europe carried us forward, with handsome growth in sales, while we patiently consolidated our presence in China.

Growth was driven by leather bags and luggage, perfumes and jewellery, along with the ready-to-wear collections designed by Jean Paul Gaultier for women and Véronique Nichanian for men.

In the second half of the year, Pierre-Alexis Dumas and Pascale Mussard took over the creative directorship, supported by the designers already working for the House. In order to remain true to itself, Hermès must be constantly evolving.

And so, with the inspiration of "Paris in the air", we move ahead into 2006, more determined than ever to enchant our clients and shareholders.

Jean-Louis Dumas
Patrick Thomas
CEO



Introduction to the Group



Group Management



Executive Committee

The role of the Executive Chairmen is to manage the Group and act in its general interest, within the scope of the corporate purpose and subject to those powers expressly granted by law to the Supervisory Board and to General Meetings of shareholders.

Hermès International is managed by the Executive Chairmen with the support of an Executive Committee formed by a team of three Managing Directors and an Artistic Director, each of whom has well-defined areas of responsibility. The Executive Committee oversees the Group's strategic management.

Executive Management

Jean-Louis Dumas
Executive Chairman[1]

Patrick Thomas
Executive Chairman

Émile Hermès Sarl
Executive Chairman[2]

Executive Committee

Jean-Louis Dumas
Executive Chairman[1]

Patrick Thomas
Executive Chairman

Christian Blanckaert
Managing Director,
International Affairs

Mireille Maury
Managing Director,
Finance - Administration

Guillaume de Seynes
Managing Director,
Hermès Sellier Métiers

Pierre-Alexis Dumas
Artistic Director[3]



Pierre-Alexis Dumas and Pascale Mussard, Artistic Directors

The Artistic Directors of Hermès International oversee design activities and ensure their overall coherence. They work closely with each métier to stimulate creativity and innovation.

Artistic Department

Pierre-Alexis Dumas
Artistic Director[3]

Pascale Mussard
Co-Artistic Director[3]

1. Until 31 March 2006
2. Since 1 April 2006
3. Since 14 September 2005

Supervisory Board and Active Partners



Jérôme Guerrand, Chairman of the Supervisory Board

The Supervisory Board exercises ongoing control over company management. For this purpose, it has the same powers as the Statutory Auditors. Each year the Supervisory Board determines the proposed earnings appropriation to be submitted to the General Meeting. The Active Partners must consult the Supervisory Board before taking any decisions pertaining to strategic options, to consolidated operating and investment budgets, or to recommendations to the General Meeting with respect to the distribution of share premiums, reserves and retained earnings. The Supervisory Board also submits to the Active Partners its consultative recommendations on the appointment or possible termination of the powers of the executive chairmen.

Supervisory Board

Jérôme Guerrand
Chairman

Maurice de Kervénoaël
Vice-Chairman

Ernest-Antoine Seillière
Vice-Chairman

Frédéric Dumas[1]
Julie Guerrand[1]
Agnès Harth[1]
Renaud Momméja[1]
Jean-Claude Rouzaud[1]
Éric de Seynes[1]
Thierry Dumas[2]
André Lacour[2]
Isaline Momméja[2]

The Active Partners are jointly and severally liable for all the Company's debts, for an [illegible] period of time. Each Active Partner has the authority to appoint or revoke the powers of the Executive Chairman, after receiving the [illegible] recommendation of the Supervisory Board. The Active Partners take all decisions pertaining to strategic options, [illegible] operating and investment budgets, and [illegible] General Meeting with respect to the distribution of share premiums, reserves and retained earnings [illegible] the recommendation of the Supervisory Board. They may submit [illegible] the Executive Management on any matter of general interest to the Group. They [illegible] Company's [illegible] acquisition of an interest, whenever the investment [illegible] more than [illegible] of the Group's net worth.

Active Partners

Jean-Louis Dumas[3]
Active Partner

Émile Hermès Sarl, represented by its Management Board:
Active Partner

Jean-Louis Dumas
Executive Chairman and Chairman of the Management Board

Aline Hermès
Vice-Chairman

Bertrand Puech
Vice-Chairman

Marie-France Bauer
Olivier Dumas
Thierry Dumas
Hubert Guerrand
Patrick Guerrand
Agnès Harth
Isaline Momméja
Pierre de Seynes

1. Since 2 June 2005
2. Until 2 June 2005
3. Until 31 March 2006

Monsieur Dumas,

Nous avons eu la surprise de recevoir votre lettre, d'en apprécier la lecture et d'y apprendre votre départ en Janvier prochain. Nous en saisissons toute la portée et comprenons votre décision.

Cette annonce nous touche beaucoup et la ressentons comme une pensée, une attention amie, d'un homme conscient de son rêve, du chemin parcouru, des valeurs qu'il transmet et de sa foi en l'avenir.

Ainsi, témoins de votre confiance envers toutes celles et ceux qui bâtissent Hermès chaque jour, à travers tant de générations, nous sommes heureux de vous exprimer en toute simplicité, notre plus profonde reconnaissance.

Parce que nous sommes honorés de l'héritage que nous recevons, nous resterons attachés à cet esprit si particulier, propre à faire vivre la magie des objets merveilleux.

Comme un bon présage, un petit Kelly tenait à se glisser dans notre courrier, il vous accompagnera dans toutes les destinations de votre nouvelle vie, messager fidèle de nos meilleurs sentiments.

Bien Sincèrement,

Le Personnel
de la
Manufacture de Seloncourt

Isabelle

Florence

Ophélie

In September 200[illegible] after more than 40 years at the [illegible]
Jean-Louis [illegible] announced his decision to step [illegible]
as [illegible] Executive Chairman and Artistic [illegible]
[illegible] associates within the Group.
Among the [illegible] of kindness that have [illegible]
since was [illegible] from the craftsmen at La [illegible]
de [illegible] reproduced on the opposite page.



Below

Early in the 20th century, as the age of the automobile dawned, Hermès turned its expertise in saddlery to leather goods and luggage. In the 1920s, the House brought out the *malle à coins rapportés*, a hard-sided leather suitcase with reinforced corners that was perfect for the growing number of customers travelling by car, train, ship, and eventually airplanes. Today, the suitcase comes in eight sizes.


HERMÈS

Six Generations of Craftsmen

Thierry Hermès, a harness-maker, set up business in Paris in 1837. Five generations of his descendants have worked to build up the Hermès Group. In 1880, the son of Thierry Hermès transferred the family concern to a now-famous address, 24, Faubourg Saint-Honoré, where he branched out into saddlery. Soon, he was supplying saddles and harnesses to aristocratic stables all over the world.

In 1918, with the advent of the automobile, the founder's grandson Émile Hermès foresaw the changes to come in transportation and envisioned a new kind of lifestyle. He launched a line of fine leather goods and luggage with "saddle stitching". The Hermès style was born and soon extended to clothing, jewellery, silver, diaries, silk scarves, etc. Émile Hermès also began a private collection, which was to become a source of inspiration for his designers.

During the 1950s, Émile Hermès' sons-in-law Robert Dumas and Jean-René Guerrand took charge of the Company and further diversified its operations, while taking care to uphold the brand's integrity.

Beginning in 1978, and aided by other fifth- and sixth-generation members of the family, Jean-Louis Dumas brought a renewed freshness to Hermès by expanding into new crafts and establishing a global network of Hermès stores.

Twenty eight years later, he handed the reins to Patrick Thomas, Co-Executive Chairman of Hermès since September 2004 (and Managing Director of the Group from 1989 to 1997). The artistic directorship was passed to Pierre-Alexis Dumas and Pascale Mussard.

Today, Hermès is active in 14 different areas: Leather Goods, Scarves, Ties, Men's and Women's ready-to-wear, Perfume, Watches, Diaries, Hats, Footwear, Gloves, Enamel, Art of Living, Tableware, and Jewellery. International in scope, Hermès has continued to grow while remaining a family firm with a uniquely creative spirit that blends precision manufacturing and traditional craftsmanship.

Below

When Hermès' first silk scarf, *Jeu des Omnibus et Dames blanches*, made its debut in 1936, it weighed 83 grams and each side measured 90 centimetres, mingling luxuriance, luminescence and feather-lightness. The design was inspired by a parlour game similar to the "Game of Goose" dating from the 19th century, with the *Dames blanches* signifying the first horse-drawn buses.



Below

Hermès has offered its customers perfumed water since the late 1940s, and brought out its first fragrance for men, Eau d'Hermès, in 1951. In 1961, at the initiative of Jean-René Guerrand, the House released *Calèche*, its first perfume just for women. With its slender bottle shaped like the lantern of a horse-drawn carriage and its floral-woody-chypre scent laced with hints of rose and jasmine, "the most Faubourg Saint-Honoré of Parisian perfumes" quickly became a favourite worldwide.

For nearly 170 years, Hermès has been creating, inventing, and innovating. Some of our models have never gone out of style, and are still popular today, decades after they were first designed. Reissued, reinterpreted and reinvented, these timeless creations have forged the identity of Hermès.

1837
Harnesses

1867
Saddles

Circa 1900
Haut à courroies bag

1903
Rocabar blanket

1922
Belts

1923
Dual-handled handbag

1924
Fabric gloves with zipper

1925
First men's garment
Mallette à coins rapportés

1927
Wristwatches
Collier de chien belt
Filet de selle bracelet

1928
Ermeto watch

1929
Development of women's and men's fashions

1930
Diaries
Sac à dépêches briefcase

1936
Silk scarves

1938
Chaîne d'ancre bracelet
First garment with "silk scarf" pattern

1949
Printed silk ties

1951
Eau d'Hermès

1954
Ashtrays
Bath mats

1961
Calèche perfume

1968
Twillaine knitwear and silk scarf garment

1969
Constance handbag

1970
Équipage fragrance for men


Calèche

Below
After selling riding gloves for many years, Hermès launched its first city and sport models in the 1920s. The growing number of people driving cars, playing golf and yachting helped to fuel business. Hermès gloves are produced in Saint-Junien and Millau – the birthplace of the French glove industry – and two collections are introduced each year, in colours that match the ready-to-wear, leather goods and footwear lines.

1972
Hermès shoes
for women

1974
Amazone perfume

1976
First complete
men's ready-to-wear
collection
Enamel bracelets

1980
Pleated scarves

1982
John Lobb,
ready-to-wear shoes

1983
Clipper watch

1984
Pivoines porcelain
Parfum d'Hermès perfume

1985
Silk gavroche scarf

1986
Bel Ami fragrance for men
Toucans porcelain
Pippa furniture

1993
Oxer saddle
Cristal Saint-Louis,
Bubbles crystal tableware

1994
The soft bag range
Touareg jewellery

1995
24, Faubourg perfume
Fourre-tout bag
Sadhou diamond ring

1996
Fanfare crystal glasses
Charnière steel flatware
Harnais watch
Puiforcat, *Nantes* flatware

1997
Christening
of *L'Eau d'Orange Verte*
Hermès shoes
for men


LE GANT HERMÈS

Below

By 1978, Hermès had been selling watches for more than five decades, in association with the world's great watchmakers. That year, the Group created its own watch company in Biel, Switzerland, and brought out its first model. With its sober lines, jaunty tilt of the numbers and unusual asymmetric clasp, the Arceau watch has since become a classic. It is available in several sizes for both men and women, and an automatic model was released in 2005.


HERMÈS
PARIS

Below

A maker of harnesses and later saddles, Hermès has been outfitting the most prestigious stables since the middle of the 19th century. With the advent of the automobile, Hermès extended its talents to the production of leather goods. But equestrian sports still have their place in the modern world. Hermès saddles embody the experience of six generations of master saddle makers, and are fashioned with the same care and technical perfectionism as ever. They are beloved by both amateur horsemen who value superior quality and the world's top professional equestrians.



1998

Herbag bag
Creation of new materials: *Amazonia* and *Crinolin*
Twice-round watch straps
Rocabar eau de toilette for men
Quick trainers
Puiforcat, *Wave* flatware

1999

Creation of a new material: *Vibrato*
Belt, Espace, Sésame and *Kepler* watches
Hiris eau de toilette for women

2000

Rouge Hermès perfume
Corlandus dressage saddle
Comète flatware
Nil and *Les matins de l'étang* porcelain
Tandem watch

2001

Creation of *Détail* silk scarves
Onde flatware
Nomade, Nomade boussole and *Cape Cod deux zones* watches
Rythme porcelain and crystal collection
Essentielle jumping saddle



2002

Égypte sandals in lacquer and leather
Picotin handbag
Plein Cuir desk line

2003

Un Jardin en Méditerranée eau de toilette
Twilly in silk twill
Dressage men's automatic watch in gold
Étrivière briefcase

2004

Eau des Merveilles eau de toilette
Barénia watch
Brasilia jumping saddle
Cheval surprise silk twill scarf
Skipper bracelet in silver with silk cord
Hermessence eau de toilette collection

2005

Herlight suitcase
Heeboo bag
Kelly2 watch
Un Jardin sur le Nil eau de toilette
Balcons du Guadalquivir porcelain

Opposite

[illegible] bracelet: A mooring chain spied along the pier of a Normandy port inspired Robert Dumas, son-in-law of Émile Hermès, to design this bracelet – the embodiment of perfect simplicity – in 1938. Long a symbol of Hermès, the famous link motif has since been echoed in many types of jewellery (chains, of course, but also brooches and rings), buckles and clasps, and has adorned shoes and even porcelain pieces.

Below

[illegible] Although designed by Robert Dumas in the 1930s, Hermès' emblematic bag, now regarded as the quintessential handbag, did not receive its name until 1956, when it was photographed on the arm of Grace Kelly. It takes some 18 hours of precision work by a highly-skilled craftsman to produce each classic model. Available in eight sizes, some thirty materials and more than one hundred and fifty colours, the Kelly bag today comes in hard, soft and supple versions, in sporty or back-pack models and even in a plush version in shearling.



Simplified Organisation Chart



Hermès Sectors (Production and Distribution)
Textiles
Holding Textile Hermès (Bucol)
Ateliers A.S. (Enoly)
Créations, Editions d'Etoffes d'Ameublement (Verel de Belval – Le Crin – Créations Métaphores)
Etablissements Marcel Gandit
SIEGL
Société Nontronnaise de Confection
Sport-Soie
Watchmaking
La Montre Hermès
Perfumes
Comptoir Nouveau de la Parfumerie
Hermès International
Hermès Distribution
Europe
Hermès Benelux
Hermès GB
Hermès GmbH
Hermès Grèce
Hermès Iberica
Hermès International Portugal
Hermès Italie
Hermès Monte-Carlo
Hermès Prague
Hermès Suisse
Americas
Hermès Argentina
Hermès Canada
Hermès de Paris (Mexico)
Hermès of Paris (United States)
Saint-Honoré Chile
Main investments
Perrin & Fils
39.5%
Leica Camera
36.2%
Jean Paul Gaultier
35%

Tableware

- Castille Investissements
  - Cie des Arts de la Table (La Table Hermès – Puiforcat)
  - Cie des Cristalleries de Saint-Louis

Footwear

- John Lobb
- JL & Co

Saddlery-Leather Goods and Other Hermès Products

- Hermès Sellier
- Avril-Morio & Patte
- Maroquinerie de Sayat
- Ganterie de Saint-Junien
- Gordon-Choisy
- La Manufacture de Seloncourt
- La Maroquinerie Nontronnaise
- Maroquinerie de Belley
- Maroquinerie des Ardennes
- Nehel



Asia-Pacific

- Herlee
  - Saint-Honoré Shanghai
- Hermès Australia
- Hermès Japon
- Hermès Greater China
- Hermès South East Asia
  - Boissy Retail
  - Hermès Korea
  - Hermès Retail (Malaysia)
  - Hermès Singapore (Retail)
  - Saint-Honoré (Bangkok)

Stock Market Data

Key Stock Market Data

	2005	2004[1]	2003
Number of shares as at 31 December	36,333,854	36,977,172	36,935,004
Average number of shares (excluding treasury stock)	36,322,488	36,664,099	36,632,998
Market capitalisation as at 31 December	€7.61bn	€5.43bn	€5.67bn
Market value added (MVA)[2]	€4.66bn	€4.42bn	€3.51bn
Earnings per share (excluding treasury stock)	€6.30	€5.83	€5.92
Dividend per share	€2.50	€2.00	€1.70
Monthly average daily volume	45,358	29,241	40,458
12-month high share price	€214.90	€174.90	€159.50
12-month low share price	€141.10	€132.00	€102.60
12-month average share price	€169.80	€157.10	€133.11
Share price as at 31 December	€211.30	€146.80	€153.40

The Hermès International share was first listed on the Second Marché of the Paris Bourse on 3 June 1993, at the price of 45.73 euros, equivalent to a price of 15.24 euros after the 3-for-1 stock split carried out on 6 June 1997. It has been part of the Eurolist Next 100, Compartment A of the Euronext-Paris Bourse since 21 February 2005.

[1] 2004 figures are restated under IFRS.

[2] Market value added (MVA) is the average market value of the Company during the year (market capitalisation less available cash) less capital employed.

Average Daily Volume



80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Hermès International Share Price/CAC 40 Index

— Hermès International share price
— CAC 40 Index
Base: 100 on 3 June 1993.


1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
june 93
dec. 93
dec. 94
dec. 95
dec. 96
dec. 97
dec. 98
dec. 99
dec. 00
dec. 01
dec. 02
dec. 03
dec. 04
dec. 05

The monthly share price trend for Hermès International
over the past five years is shown in Volume 2, on page 221.



Review of Operations



General Trend

In 2005, sales of Hermès advanced by 7.2% (7.3% at constant exchange rates) to 1,427.4 million euros. Business was especially brisk at the Group's stores, where sales [illegible] up 10% over the year.

Growth on all continents

Sales rose appreciably in all regions in 2005. Hermès continued to expand its distribution network, opening or renovating eight branches.

In Europe, sales grew by 7%. A store was opened in Athens, Greece, and a website was inaugurated in France to sell Hermès products online.

In the Americas, the Group's efforts of the past few years once again produced robust growth (10%), especially in New York.

In Asia, sales increased by 7.5%, including a rise of 6% in Japan driven by momentum gains in the second half of the year. Elsewhere in the Asia-Pacific region, sales were up 11%, with business levels proving to be especially good in China, where the Group further expanded its footprint. A second store was opened in Beijing in the fourth quarter, bringing the number of Hermès branches in China to thirteen.

Sales advanced in all activities

Sales of silk products rose by 9%, as customers responded enthusiastically to the new scarf and tie collections. Bags and luggage sales climbed by 8%, buoyed by expanded production capacity, which nonetheless fell short of demand. The success of the women's ready-to-wear collection by Jean Paul Gaultier and the men's ready-to-wear collection by Véronique Nichanian fuelled an 8% increase in clothing and accessory sales.



Mireille Maury
Managing Director, Finance - Administration

The excellent performance of the new fragrance Un Jardin sur le Nil helped drive a sales advance of 12% in perfumes. Watches, Tableware and "Other Hermès Sectors" all put in a fine showing in 2005, with sales up by 4%, 6% and 6% respectively.

Net income rose sharply

All the financial data are presented under the new International Financial Reporting Standards (IFRS). Except for IAS 32 and 39, the standards had little impact on 2004 net income and shareholders' equity.

Operating income increased by 7.4% to 383.5 million euros, giving an operating margin of 26.9%, compared with 26.8% in 2004.

Fuelled by improved results at the affiliated companies, the Group's consolidated net income grew by 15.4% to 247 million euros, lifting the net margin to 17.3%, from 16.1% in 2004.

High investments in 2005

The Group invested 119 million euros in 2005, the bulk of which was dedicated to increasing production capacity for leather goods and extending and renovating the distribution network. Investments were financed entirely from cash flow, which increased by 7% over the year to 310.8 million euros.

An expanded workforce

A total of 279 jobs were created in 2005, bringing the number of employees to 6,150, compared with 5,871 in 2004. Over the past five years, more than 1,200 new staff members have joined the Hermès Group. ■

Key Consolidated Data

Consolidated Sales (in millions of euros)



638
741
767
927
1,159
1,227
1,242
1,230
1,331
1,427
1996
1997
1998
1999
2000
2001
2002
2003
2004*
2005

Consolidated Net Income (Group's share) (in millions of euros)



70
81
89
119
175
202
216
217
214
247
1996
1997
1998
1999
2000
2001
2002
2003
2004*
2005

Main Consolidated Figures (in millions of euros)

[illegible]	2005	2004[1]	2003	2002	2001
Sales	**1,427.4**	**1,331.4**	**1,230.0**	**1,242.3**	**1,226.9**
Operating income	383.5	357.1	332.8	320.2	307.1
Net income - Group's share	**247.0**	**213.9**	**216.8**	**215.5**	**201.7**
Cash flow from operations	310.8	291.7	258.7	273.2	241.8
Investments	118.5	118.8	94.2	101.6	142.3
Shareholders' equity after appropriation	1,318.2	1,216.5	1,095.1	979.5	854.7
Net cash position	543.3	517.5	454.2	374.8	284.8
Adjusted net cash position[2]	584.5	534.6	454.2	374.8	284.8
Economic value added[3]	188.0	146.6	140.7	154.2	141.5
Return on capital employed (ROCE)[4]	27%	25%	23%	25%	28%
Number of employees	6,150	5,871	5,594	5,361	4,943

[1] 2004 data are restated under IFRS.

[2] Adjusted net cash includes non-liquid financial investments.

[3] Economic value added is the difference between adjusted operating income after tax on operating income and the weighted average cost of capital employed (net value of long-term capital and working capital requirements).

[4] Return on capital employed (ROCE) is the ratio of adjusted operating income after tax on operating income to the average amount of capital employed (net value of long-term capital and working capital requirements).

Investments and Cash Flow (in millions of euros)



242
142
273
102
259
94
292
119
311
119
2001
2002
2003
2004[1]
2005
Investments
Cash flow

Activity by Sector



[illegible] cases in natural cowhide with an ultralight foam frame.



Guillaume de Seynes
Managing Director, Hermès Sellier Métiers

[illegible] Hermès [illegible]
[illegible]
[illegible]
[illegible]
[illegible]

Bags and Luggage

[illegible] is the Group's largest sector, accounting for [illegible] of total sales.
It produces handbags, travel bags, clutches, briefcases and luggage.
In 2005, sales rose by 8% at constant exchange rates to 568 million euros.

Bags and luggage are the flagship products of Hermès and a domain in which the Group boasts almost 170 years of history. The product range includes more than 50,000 items, taking into account all the combinations of sizes, materials and colours, and the success of our collections grows steadily each year. Demand continues to outstrip supply by far – customers must wait several months for some items – and this is why expanding production capacity is one of our chief priorities.

More than a thousand saddlery and leather goods craftsmen fashion Hermès bags and luggage in some ten production facilities located near our training centres in France. The greatest obstacle to increasing output is the sophistication of our production processes. Some of our models demand up to 20 hours of precision hand-finishing by an experienced artisan. After opening two new facilities in 2004 (in Sayat, near Clermont-Ferrand, and in Bogny-sur-Meuse), the Group completed renovations at the Pierre-Bénite site in 2005. We also recruited 125 staff members and continued to offer training programmes for both new arrivals and employees wishing to upgrade their skills, in keeping with our development strategy in this sector.

Leather bags. A wealth of creations was introduced in 2005, the "Year of the River", with thirteen new



Previous page
Heeboo handbag.
Opposite
Potamos shopping bags (left).
Farming bag (right).
Below
Buenaventura carry-all.





additions in the spring-summer collection and seven in the autumn-winter collection. Four new materials were introduced, including the precious matte lizard skin and matte black ostrich. A first.

Emblems of Hermès, timeless models like the Haut à courroies bag, created around 1900 by Émile Hermès, the Kelly, which made its appearance in the 1930s, and the Birkin, designed by Jean-Louis Dumas in 1984, are periodically refashioned and produced in a variety of materials, sizes and colours. The Kelly bag, for example, comes in soft leather, back-pack, sporty, clutch and other versions. 2005 saw the creation of the Kellypluch, a limited edition in shearling – a nod to the Teddy Bear theme of the autumn-winter collection. Another addition was the Bolide 1923, a light version in Swift calfskin of the classic Bolide.

Each collection also presents an opportunity to revisit our historical models. In 2005, for example, we brought back the 365, a flat bag with an expandable section that allows it to double in size. Reproduced as originally issued in the 1930s, it was also reinterpreted in a briefcase version. The Mangeoire corde, or the Farming bag, a model from 1954, were also reissued.

The year's new creations included the Attelage model, and the Herlight luggage line offering an inventive combination of leather with an ultralight thermoformed foam frame. These highly innovative bags were an immediate success with customers.



Canvas and leather bags. Available since 1994, canvas and leather bags quickly became popular with customers. The product range, which encompasses some 60 models, each available in a wide variety of colours, is divided into six major families, and new additions are made regularly. In 2005, the Garden was introduced in two-toned Officier canvas and in a dressier Twilly version, lined with the "Lettres d'Hermès" scarf pattern. The Ahmedabad came out in two new versions, in woven herringbone and in Nervure felt, a finely worked material with topstitching throughout.

Hermès also brought out new fabric and leather lines in 2005, such as the Récif sailor bag, the Buenaventura carry-all and the Potamos shopping bag made of leather and woven wool. Two lines, the Heeboo zippered bag, available in three sizes and two colours, and Mrs Hippy, added a casual, impertinent note to the product range.



Watches
7% [7%]
Tableware
3% [3%]
Perfumes
5% [5%]
Other products
3% [3%]
Other Hermès sectors
10% [10%]
Silk products
11% [11%]
Clothing
and accessories
21% [21%]
Bags and luggage
40% [40%]

Sales by sector
in 2005 [2004]

Northampton
John Lobb shoes

Hermès operates **twenty-seven production units** in Europe (on twenty-one sites), twenty-five of them in France, one in Switzerland and one in Great Britain.

Bogny
Leather goods

Paris
Leather goods

Le Vaudreuil
Perfumes
Leather goods

FG Saint-Antoine
John Lobb shoes

Saint-Louis-lès-Bitche
Cristallerie Saint-Louis

FG Saint-Honoré et Pantin
Saddlery and Leather goods

Le Mans
Textiles

Pantin
Puiforcat

Montereau
Tanning

Seloncourt
Leather goods

Biel
Watches

Bussières
Textiles

Sayat
Leather goods

Saint-Junien
Gloves

Belley
Leather goods

Pierre-Bénite
Textiles
Leather goods

Bourgoin-Jallieu
Textiles

Nontron
Textiles
Porcelain
Leather goods

Le Grand-Lemps
Textiles

Doblis suede, Mysore and Coromandel goatskin, Clémence taurillon,



box calf or barenia leather… in a colour palette encompassing over 400 shades.



Opposite page
Women's ready-to-wear
fashion show, autumn-winter 2005.



These glazed lambskin [illegible] mitts borrow their laces
and perforated cut from the classic Hermès "ghillies".

Clothing and Accessories

This is the Group's second-largest sector, accounting for [illegible]% of consolidated sales. It generated 294 million euros of sales in 2005, a rise of 8% at constant exchange rates.

Women's ready-to-wear. Designed by Jean Paul Gaultier since the 2004 autumn-winter collection, women's ready-to-wear confirmed its tremendous growth potential. Each new collection has received enthusiastic reviews from the international press and the success has carried over into the stores, as customers are won over by the vivacious, elegant creations.

The hallmarks of Gaultier's designs are their fluid lines and the search for the exceptional, especially in the choice of materials. Leather clothing, a strong element in the collections, has been key in driving the segment's robust growth. Besides the now-classic deerskin "cavalière" jacket, new additions in 2005 included jackets in calfskin with a patina finish, deerskin blousons, a mink collar, and short jackets in astrakhan and mink.



In the spring-summer collection, an elegant linen drill blouson lined with printed silk proved extremely popular in the stores. One of our exceptional items, a soft crocodile reversible jacket with a hood – a technical feat –, that can be worn inside-out, with the flesh side on the outside, received remarkable media coverage.

Exclusive tweeds and "Cavaliers et Calèches" horse-and-buggy printed fabrics were also featured in magazines worldwide, helping to boost our in-store sales.

Men's ready-to-wear. Designed by Véronique Nichanian for more than 15 years, our men's ready-to-wear lines embody timeless masculine elegance with a contemporary twist. This segment was once again highly successful in 2005. The theme of our spring-summer collection was travel, most notably with the Escale jackets worked in new materials. The 2005 autumn-winter collection





revisited men's classics while adding a touch of "urban chic".

Our selection of exceptional, often exclusive, materials, is part of the very identity of Hermès. 2005 saw the creation of a "travel-safe" linen and cotton blend, a technical tennis cotton, a highly original bamboo gabardine and Prince-of-Wales check-printed calfskin, used mainly for our aviator jackets. Reversible garments, a central component of the 2005 collections, were popular in the stores: blousons in wool and Toilovent, in lambskin and Toilovent, and even a cashmere/Toilovent parka.



Fashion accessories. Created in 2003, this department encompasses five métiers: enamel and leather jewellery, shoes, belts, gloves and hats. Alongside our classic offerings, new designs and seasonal collections kept business levels strong in 2005, as accessories were increasingly coordinated with the ready-to-wear collections.

Hermès shoes: The ready-to-wear fashion shows over the year spurred growth in the women's line. The accent was on wedges and platform shoes, many of which, including boots and espadrilles, came in dizzying heel heights. The Karmen model, a nappa silk espadrille with a high wedge heel and ties that lace up the leg, was a big hit over the summer.

The men's collections included our classic models together with a number of offerings in pure colours, such as white or orange – a bold choice that our customers loved. A new sporty model for both men and women, Karaté, was also extremely popular.

Jewellery accessories: The 2005 collections were enlivened by many original and contemporary designs, which translated into robust sales growth. Rings, necklaces, bracelets, hair ornaments... all made generous use of leather, enamel and lacquer. More recently, customers enthusiastically embraced jewellery sporting a new alliance between horn and lacquer. A new Cristal line was launched in 2005, produced by the Cristalleries de Saint-Louis, which

Opposite page, top

Men's 2005 spring-summer ready-to-wear collection (left).
Men's 2005 autumn-winter ready-to-wear collection (right).

Opposite page, bottom

Women's 2005 autumn-winter ready-to-wear collection.



The [illegible] ankle boot in calfskin with a patina finish and [illegible] sandal in crocodile and lizard.



Select materials,



refined colours, meticulous attention to detail and finishing...





had never before made jewellery. The year's best seller was the Looping bracelet, a model inspired by the "saddle tack" motif available with interchangeable bracelets. Customers could not get enough of them.

Belts: A "staple" among Hermès products, belt sales were invigorated by the introduction of our biannual collections. The Lucky and 5382 belts, whose buckles and leather straps can be interchanged, were highly successful, as were the Kiss model, composed of a buckle and three interchangeable twist-cord ties, and the Kimono, made of leather and silk. For men, an audacious model in brightly-coloured crocodile ("acqua", violet, lemon, fuchsia) cut quite a dash on the runways.



Gloves: Supplementing our traditional models, a new concept – silk-lined gloves for spring – bolstered sales. Customers were also drawn to many of our new models, which further boosted business. The Lea, for instance, a cashmere knit matching a dress from the ready-to-wear collection, was well-received.

Hats: Every year, Hermès enriches its collections of timeless classics with new creations, many of which have been designed to accent the ready-to-wear lines. The tremendous press coverage of Jean Paul Gaultier's fashion shows, in which hats always play a central role, provided a strong lift to sales. The chapka in badger fur, for example, a new 2005 design that was prominently featured on the runways, proved a real favourite in the stores.

Opposite page, top

Astrologie bracelets in enamel.

Opposite page, bottom

Kiss belts (H and Lift motifs).



In suede and badger fur, the [illegible] a star of the women's 2005 autumn-winter ready-to-wear fashion show.





Silk Products

Silk products are Hermès' third largest sector, and account for 11% of consolidated sales. In 2005, silk scarves and ties generated sales of 163 million euros, a rise of 9% at constant exchange rates.

Scarves. The silk twill scarf (90 x 90 cm) is a mainstay of the Hermès product line. Every year, approximately twenty new designs are added to the collection, and earlier models are frequently reinterpreted in fresh styles and colours. Our scarves are traditionally crafted in a process that requires many steps and is entirely controlled by Hermès. Intricate designs can demand up to 1,500 hours of engraving, and as many as 42 colours may be used for a single scarf.

2005 was an excellent year for this flagship product, which was distinguished by the "aqua" theme of blues and greens, present through new designs, echoing the river theme. The collection was expanded to include muslin pieces, pleated scarves, stoles, pocket squares and triangular half-scarves. An unusual cashmere shawl with leather fringes reminiscent of some of our 1980s creations – the ultimate in luxury – was part of the autumn-winter line-up.

Ties. Growth in sales of ties in heavy silk was remarkable. The success of the Vibrations line, which is composed of a series of eight designs in ten identical colour schemes, reaffirmed the strength and importance of colour. This new line extends and updates the range, complementing the "whimsical" (animal) and classic motifs (stirrups, "Chaîne d'ancre", bits, etc.) for which Hermès ties are renowned.

Opposite page, top

Le monde est un fleuve scarf (left).
Les sources de la vie scarf (right).

Opposite page, bottom

Ties in heavy silk.



Printed silk twill ties with multicoloured stripes, available in sixteen colour schemes.

From chattering looms come



the most delicate silks and the softest cashmeres...



Opposite page, bottom
Arceau Maxi watch.



The Kelly2 watch, inspired by the clasp of Hermès' most emblematic handbag.



Emmanuel Raffner
Managing Director, La Montre Hermès

Watches

Hermès watches generated sales of 104 million euros in 2005, a rise of 4% on 2004 at constant exchange rates. This sector accounts for 7% of consolidated sales.

Manufactured by Swiss subsidiary La Montre Hermès since 1978, Hermès watches are sold in Hermès stores and through a worldwide network of nearly 800 specialised retailers. There are more than 1,000 points of sale in all, including several new additions in 2005, notably in Paris and China.

The range encompasses four product lines. The "Faubourg" is the heart of the Hermès offering, with timeless classics such as Cape Cod, Clipper and H-our. Models are reinterpreted on a regular basis: Arceau is now available with an automatic movement, for instance, and the Clipper was brought out in blue. "Plein Cuir" capitalises on Hermès' saddle-making expertise, and the leather watchband is central to the line's allure. The "Mécanique" selection utilises the finest watch movements; the new Dressage model boasts a complex mechanism that even incorporates the phases of the moon. And the "Joaillerie" line offers exceptional timepieces in precious metals, like the new versions of H-our and Cape Cod in rose gold.


HERMES
PARIS

Opposite page, bottom

Eau des Merveilles eau de toilette.


UN JARDIN
SUR LE NIL
HERMÈS
PARIS
UN JARDIN
SUR LE NIL
HERMES

A fruity, green, woody eau de toilette. Un Jardin sur le Nil takes your senses on a stroll through the lush garden-islands of the Nile, in Egypt's Aswan region.



Véronique Gautier
Chairman of the Board of Directors, Comptoir Nouveau de la Parfumerie

Perfumes

Sales of Hermès perfumes advanced 12% at constant exchange rates in 2005 to 73 million euros. The Group derives 5% of consolidated sales from this sector.

Since Eau d'Hermès was created in 1951, Hermès has been designing and producing its own perfumes in workshops located in Le Vaudreuil, in the Normandy region of France. Since 2004, Hermès perfumes have all been conceived and composed by Jean-Claude Ellena, the House's perfumer, which has further enhanced their distinctive identity. While Calèche, 24 Faubourg and Eau d'Orange Verte continue their reign as Hermès classics, Eau des Merveilles, released in 2004, has become one of our best-sellers and a star of the product range. A new fragrance, Parfum des Merveilles, was added to the Eau des Merveilles collection last year. Reminiscent of the signature Hermès silver flasks, the bottle is a jewel that can be worn as a pendant.

2005 also saw the release of the highly popular Un Jardin sur le Nil, an eau de toilette by Jean-Claude Ellena that was inspired by the fragrances of green mangoes he remembered from a trip to Aswan, Egypt. Near the end of the year, 24 Faubourg came out in a prestigious, limited-edition bottle designed by the Cristalleries de Saint-Louis.

While France is still the biggest market by far, perfume sales are growing quickly elsewhere in Europe. They are also well-anchored in North America and Asia and are gaining ground in Latin America. The Hermès perfumes debuted in China in 2005, where they were extremely well-received.


EAU DES MERVEILLES
VEILLES

Opposite page, top

Awali bowls.

Opposite page, bottom

Brasilia saddle.



A range of hair accessories (barrettes, hairpins, bun holders...) in horn and lacquered wood.

Other Hermès Sectors

In 2005 Hermès derived 10% of its consolidated sales from other sectors, which include art of living, equestrian products, jewellery, small leather goods and diaries. Sales in these sectors rose by 6% at constant exchange rates to 141 million euros.

Art of living. This métier specialises in products designed to enhance "home comforts". More than 1,000 items are on offer, in ten different product categories: home textiles (bed and bath linens, rugs...), beach textiles, decorative items, furniture, games and office accessories.

Baby gifts turned in robust growth, driven by the new sterling-silver Gourmet line, Nuages mohair baby blanket and Boïtog booties in cashmere felt.



One of the many creations to delight customers in 2005 was the Altaï Bagmati plaid in cashmere and silk.

Saddlery and riding gear. Hermès offers a complete range of premier quality products to professional equestrians, including saddles and other tack, and riding apparel.

The products are sold in Hermès stores worldwide and at horse shows and equestrian trade fairs in Europe and the United States, which is the largest market for this business, followed by France and Japan.

The benchmark of quality in the riding world, Hermès saddles are designed for every competitive discipline. The new Brasilia jumping saddle was brought out in 2004.

Jewellery. 2005 was an excellent year for jewellery, and sales surged. All regions registered growth, confirming the segment's potential for further gains.

While great classics like Chaîne d'ancre (1938) and Boucle sellier (1946) continue to be best sellers, contemporary designs by Pierre Hardy now make up the lion's share of sales. The year 2005 produced a plentiful crop of exceptional pieces, which were a



huge success. One of these was the Chaîne d'ancre bracelet in white gold set with diamonds.

Small leather goods. This métier is comprised of all the small leather items that you can "slip into your handbag". New designs enriched the line, including the Béarn coin purse and key ring, the Fahrenheit and Celsius chequebook covers, Eiffel and Platon card holders, and Fleming and Mendel wallets for the MC^2 line. Small products often require meticulous, time-consuming labour by leather goods craftsmen and utilise a broad array of materials, such as calfskin, goatskin, buffalo, alligator, ostrich and lizard.



New items in 2005 included cases for digital media players (available in two sizes, two materials and fourteen colours) and the leather Pikabook bookmarks, which were one of the year's major sellers.

Diaries. Hermès has been producing diaries since the 1930s, and they are among the most accessible introductions to the world of Hermès. Today the range is vast and includes four pocket models plus one office version, available in fifteen kinds of leather and a variety of colours. Hermès also offers stationery products, such as writing pads, travel journals, photo albums and pens.

The 2005 diary opened with a map of the world's waterways, encouraging users to navigate through time much as they would a river, the theme of the year. A new soft, velvety leather, Eversoft calfskin, was added to the collection, in four colours: shocking pink, orange, indigo and chocolate.

Opposite page, top

Pikabook bookmark (left).

Scot card holders (right).

Opposite page, bottom

Boucle sellier bracelet.



Long [illegible] money-holder in Courchevel calfskin, with 12 pockets and a coin purse.

Opposite page

Mesclun tableware (left).

Annapolis wine glass (right).



Scrolls of vivid red frolic across Balcons du Guadalquivir,

a porcelain service of Andalusian inspiration.



Laurent E. Momméja
Chairman, Compagnie des Arts de la Table

Tableware

La Table Hermès. La Table Hermès generated sales of 18 million euros in 2005, an impressive 14% advance on 2004 at constant exchange rates. Despite difficult conditions in the sector, business was buoyant at La Table Hermès, stimulated by the success of the new porcelain service, Balcons du Guadalquivir, sporting a red scroll motif inspired by Andalusian ironwork. In just a few months' time, this resolutely contemporary design became one of La Table Hermès' best sellers. The Mesclun porcelain service, which has a fresh, light trompe l'œil design and was introduced in the spring of 2005, was an instant hit because it is perfectly suited to modern dining habits.

Les Cristalleries de Saint-Louis. Sales at Les Cristalleries de Saint-Louis grew by 5% to 14 million euros in 2005.

Several lines of drinking glasses, which represent the main activity of Saint-Louis, were introduced: Baalbeck, with a golden arabesque motif, Atlanta and Annapolis, with their generous goblet and short stem, and Indiana, a traditional cut-glass service. But the star performer continued to be the perennial Tommy service, created in 1928 and released in a new array of colours. In 2005, some spectacular orders for prestige chandeliers also spurred growth.

Our priority for the production facility, which has been based in Saint-Louis-lès-Bitche since 1586, will







once again be to preserve and pass on the exceptional know-how of one of Europe's oldest brands.

The distribution network was extended, as new points of sale were opened in Moscow, Turin and Hangzhou China.

Puiforcat. Sales came to 5 million euros in 2005, a decline of 11% on 2004. Founded in 1820, the prestigious silversmith joined the Hermès Group in 1993. The Puiforcat website (puiforcat.com) was launched in 2005, and introduces the history of the company, its workforce and craftsmen, and its many collections.

A number of major designs were released over the year, including Guéthary, a stainless steel interpretation of silver flatware designed by Jean Puiforcat, Jacaranda, an original collection of pieces in silver-plate and rosewood from Java, and Virgule, a sculptural candelabra that comes with two contemporary cups in bold lines.

With operations in France and the United States, Puiforcat has strong growth potential in Asia, Russia and the Middle East. ■



Opposite page, top

Cristalleries de Saint-Louis: Atlanta carafe and glasses.

Opposite page, bottom

Puiforcat: Jacaranda punch bowl, ladle, ice spoon and tray.



Guéthary, stainless steel interpretation of flatware designed by Jean Puiforcat in 1926.




JOHN LOBB



At left, top
John Lobb store,
Rue Boissy d'Anglas in Paris (left).
Printing scarves (right).
Below
Keats Oxford, John Lobb,
2005 autumn-winter collection.
Opposite page
M7 "à la carte" camera by Leica (left).
Weaving silk twill (right).

Other Brands and Products

John Lobb shoes. Sales of John Lobb shoes rose by 5% in 2005 to 13 million euros. Over the year, the company embraced a new, more modern boutique concept, created a catalogue and revamped the product range.

In ready-to-wear, the accent was on the Prestige range, which accounted for more than a third of sales in 2005. The custom market made a strong comeback, especially in the United States.

John Lobb has twelve company-owned retail stores in Paris and London, and in Japan, the United States, Hong Kong and Korea. The Paris-Boissy d'Anglas and Tokyo stores were renovated last year based on a new concept by interior design agency RDAI. The two other Paris outlets and the store on Jermyn Street in London will be refurbished in 2006. The company expanded its distribution capacity, bringing John Lobb shoes to Harrods and Selfridges in London and to eight Neiman Marcus stores in the United States. Development plans are currently being considered for Hong Kong and Moscow.

The John Lobb website (johnlobb.com) was inaugurated in autumn 2005, and a new line of small leather goods was introduced at the end of the year.



Textiles. The textile activities are grouped within Holding Textile Hermès, and encompass design, weaving, printing and production. In 2005, they generated 20 million euros of sales to non-Hermès firms, a decline of 14% on 2004 that was fully offset by an increase in sales to the companies of the Hermès Group.

2005 saw a number of innovations, mainly reflecting the company's new utilisation of printing and weaving technologies that require unique production expertise.

Other activities of the Hermès Group. Some of Hermès' production facilities handle activities for non-Group brands, including the packaging of perfumes at the Le Vaudreuil site in Normandy and the tanning of exotic skins at Gordon-Choisy. Sales generated by these businesses jumped 29% in 2005 to 15 million euros. ▫





Partnerships

Leica Camera. An outgrowth of Optische Werke Ernst Leitz, founded in 1849, Leica Camera AG specialises in superior quality optical equipment, namely cameras and binoculars. From December 2000 until the middle of last year, Hermès owned a 31.5% stake in Leica Camera AG. Following the capital increase in August 2005, Hermès owns 36.2% of the company. Sales for the year ended 31 March 2005 amounted to 92 million euros, down from 119 million euros in 2004. Leica had a difficult year owing to delays in the development of its digital camera range. In response to its lagging business levels, the company devised a strategy integrating digital technology, replaced its management team, reorganised its distribution network and improved the health of its finances. The restructuring plan was implemented in 2005 and will continue throughout 2006. Revitalised by these measures and the success of its new optical and digital products, Leica's sales advanced by 16% between April and December 2005 relative to the year-earlier period.

Jean Paul Gaultier. Since 1999, Hermès has owned a 35% stake in the Jean Paul Gaultier fashion house. Sales mainly consist of licence revenues from ready-to-wear, perfumes and accessories, the haute couture collections and retail sales in the Jean Paul Gaultier boutiques. Consolidated sales rose by 7% to 28.7 million euros. The new collections were extremely well received. After restructuring and staff cuts were carried out in the first half of the year, sales and earnings increased in the second half, helping the Jean Paul Gaultier group's operating income to reach break-even in 2005. A new perfume, Gaultier², was launched over the summer.

Les Tissages Perrin. The Hermès Group owns a 39.5% stake in Les Tissages Perrin. Most of the business is focused on weaving for sectors as wide-ranging as ladies' lingerie, upholstery fabric, ready-to-wear and accessories. This business generated 27 million euros of sales in 2005, a rise of 20% on 2004, driven by vigorous growth in the accessories segment. ■

Each store is like a home, filled



with warmth, a place where you can dream and indulge yourself...



Activity by Region



[illegible], "four nuances" fringed plaid,
in cashmere and silk (available in ten different colours)



Christian Blanckaert
Managing Director, International Affairs

Hermès expanded in all regions in 2005.

Europe. Sales in Europe came to 512 million euros in 2005, a rise of 7% at constant exchange rates. Europe generated 36% of consolidated sales. Despite the persistently high euro, which dampened business from non-European customers in the major capitals, sales advanced in the region overall, with a surge in the final quarter of the year. In France, sales increased by 5%. The Bordeaux store was expanded and refurbished, and online sales at hermes.fr got off to a good start.

Elsewhere in Europe, sales rose by 9%. Italy posted robust gains, and retail sales moved up in the United Kingdom, Ireland, and Germany, where the Baden-Baden store was renovated and enlarged.


206
217
225
237
246
100
104
110
2001
2002
2003
2004
2005
Concessionnaires
Branches

Number of exclusive retail outlets

Business also grew appreciably in Switzerland and Spain. Sales in Russia rose sharply, testifying to the great growth potential of this market. The first Greek branch was inaugurated in Athens in early November.

A multitude of events held throughout the year gave customers a chance to experience many unique, magic moments. In December, the 24 Faubourg building was draped in golden light and enveloped in a permanent, sparkling spray of bubbles. Passers-by adored the show.

Americas. Sales in the Americas advanced 10% at constant exchange rates to 216 million euros in 2005. Hermès makes 15% of consolidated sales in this region.

Sales were up 10% in the United States, and also grew sharply in Canada and Latin America, on the back of aggressive marketing efforts in this region. One of the year's events, a travelling jewellery exhibit, enchanted customers throughout the North American stores. And photo exhibits by Marc Riboud, Michael Ackerman and Christo enlivened the Madison Avenue store in New York.

Below

Opening of an Hermès store in Beijing, at the China World Trade Center (left). Equestrian performance produced by Bartabas (with the support of Hermès) at the Zingaro Theatre, in Tokyo (right).

Opposite page, bottom

Do-Ho Suh exhibit (Le Forum at the Maison Hermès, Ginza, Tokyo).



Japan
29% [30%]
Asia-Pacific
(excl. Japan)
17% [16%]
Americas
15% [15%]
Other
3% [3%]
France
19% [19%]
Europe
(excl. France)
17% [17%]

Breakdown of sales by region in 2005 [2004]

Asia. In Asia, where Hermès makes 46% of consolidated sales, sales increased by 8% at constant exchange rates from their previous-year level to 660 million euros.

In Japan, sales rose by 6% at constant exchange rates, despite the weak yen and difficult economic climate, which depressed business in the first half of the year. The picture improved markedly in the second half, however, after Hermès took over a concession in Osaka: Shinsaibashi Sogo.

In the rest of Asia, sales advanced by 11% at constant exchange rates, stimulated by the huge demand among local customers for our products. Sales were up in Hong Kong, following the renovation of the Pacific Place store, and in Taiwan, Macau and Singapore.

Sales in China were buoyed by robust business at existing stores, which are drawing increasing numbers of customers, and by the opening of a second store in Beijing, at the China World Trade Center, in October 2005.

In Australia, the Surfers Paradise store was refurbished. ■



HERMES





Stéphane Wargnier
Director of Communication

North America

Canada:
[illegible] stores (branches):
Montreal • Toronto • Vancouver
1 store (concessionnaire)

Caribbean:
1 store (branch):
Saint-Barthelemy
1 store (concessionnaire)

Mexico:
2 stores (branches):
Mexico Mazaryk • Mexico Perisur

United States:
[illegible] stores (branches):
Atlanta • Bal Harbour • Beverly Hills • Boston • Chicago • Dallas • Honolulu (3) • Houston • Las Vegas • New York • Palm Beach • San Francisco • South Coast Plaza • Washington
[illegible] stores (concessionnaires)
4[illegible] other retail outlets

South America

Argentina:
1 store (branch):
Buenos Aires

Chile:
1 store (branch):
Santiago

Asia

China:
5 stores (branches):
Guangzhou • Dalian • Beijing China World • Beijing Palace Hotel • Shanghai
2 stores (concessionnaires)

Hong Kong:
7 stores (branches):
Hong Kong Int'l Airport • Galleria • Lee Gardens • Pacific Place • Peninsula Hotel • Sogo • Sun Plaza

Macau:
1 store (branch)

Indonesia:
2 stores (concessionnaires)

Japan:
19 stores (branches):
Kobe Sogo • Kyoto Takashimaya • Osaka Hilton Plaza • Osaka Pisa Royal • Osaka Sogo Shinsaibashi • Osaka Takashimaya • Sendai Fujisaki • Tachikawa Isetan • Tokyo Ginza • Tokyo Ikebukuro Seibu • Tokyo Marunouchi • Tokyo Nihombashi Mitsukoshi • Tokyo Nihombashi Takashimaya • Tokyo Shibuya Seibu • Tokyo Shinjuku Isetan • Tokyo Shinjuku Takashimaya • Tokyo Tamagawa Takashimaya • Yokohama Sogo • Yokohama Takashimaya
27 stores (concessionnaires)

Malaysia:
1 store (branch):
Kuala Lumpur
1 store (concessionnaire)

Singapore:
3 stores (branches):
Liat Towers • Scottswalk • Takashimaya
1 store (concessionnaire)

South Korea:
5 stores (branches)
Pusan Paradise • Seoul Galleria • Seoul Hyundai • Seoul Hyundai Coex • Seoul Shila
8 stores (concessionnaires)

Taiwan:
5 stores (branches):
Kaohsiung Hanshin • Taichung Sogo • Tainan Mitsukoshi • Taipei Asiaworld • Taipei Regent
1 store (concessionnaire)

Thailand:
1 store (branch):
Bangkok

Near and Middle East

Dubai:
1 store (concessionnaire)

Turkey:
1 store (concessionnaire):
Istanbul

289 Retail Outlets

Hermès products are available worldwide through a network of 246 exclusive stores and 43 other retail outlets. Hermès branded watches, perfumes and tableware are also sold through networks of specialist stores, in airport duty-free stores and on board aircraft.



China (7)
(excl. Hong Kong and Macau)
South Korea (13)
Japan (46)
Hong Kong (7)
Taiwan (6)
Saipan (1)
Macau (1)
Thailand (1)
Guam (2)
Malaysia (2)
Singapore (4)
Indonesia (2)
New Caledonia (1)
Australia (4)
Hawaii (3)
United States (62)
(excl. Hawaii)
Canada (4)
Mexico (2)
Saint-Martin (1)
Saint-Barthélemy (1)
Argentina (1)
Chile (1)
Russia (1)
Turkey (1)
Dubai (1)

Europe

Austria:
[illegible] stores [illegible]

Belgium:
3 stores (branches):
Antwerp • Brussels • Knokke-le-Zoute
1 store [illegible]

Czech Republic:
1 store (branch)
Prague

Denmark:
2 stores (concessionnaires)

France:
15 stores (branches):
Aix-en-Provence • Biarritz • Bordeaux • Cannes • Deauville • Lille • Lyon • Marseille • Mulhouse • Paris faubourg Saint-Honoré • Paris George-V • Paris Hilton • Rennes • Rouen • Saint-Tropez • Strasbourg
17 stores (concessionnaires)

Germany:
[illegible] stores (branches):
Baden-Baden • Berlin (2) • Cologne • Düsseldorf • Frankfurt • Hamburg • Hanover • Munich • Nuremberg
[illegible]
[illegible]

Great Britain:
[illegible] stores (branches):
Glasgow Frasers • London New Bond Street • London Royal Exchange • London Sloane Street • London Harrods • Manchester
3 stores (concessionnaires)

Greece:
1 store (branch):
Athens
1 store (concessionnaire)

Ireland:
1 store (branch):
Dublin

Italy:
9 stores (branches):
Bologna • Capri • Florence • Milan • Naples • Padua • Palermo • Rome • Turin
12 stores (concessionnaires)

Luxembourg:
1 store (concessionnaire)

Portugal:
1 store (branch)
Lisbon

Principality of Monaco:
1 store (branch):
Monte-Carlo

Russia:
1 store (concessionnaire)

Spain:
5 stores (branches):
Barcelona Paseo de Gracia • Barcelona Pau Casals • Madrid • Marbella • Valencia
1 store (concessionnaire)

Sweden:
1 store (concessionnaire)

Switzerland:
5 stores (branches):
Basel • Geneva • Lausanne • Saint-Moritz • Zurich
5 stores (concessionnaires)
1 other retail outlet

Oceania

Australia:
4 stores (branches):
Gold Coast Marina Mirage • Gold Coast Surfers Paradise • Melbourne • Sydney Skygarden

Guam:
1 store (branch)
1 store (concessionnaire)

New Caledonia:
1 store (concessionnaire)

Saipan:
1 store (branch)



Sweden (1)
Denmark (2)
Ireland (1)
Germany (17)
Great Britain (9)
Belgium (4)
Luxembourg (1)
Czech Republic (1)
Austria (3)
France (33)
(excl. Caribbean and New Caledonia)
Switzerland (11)
Principality of Monaco (1)
Italy (21)
Spain (6)
Portugal (1)
Greece (2)

Environment



Printed silk twill [illegible] scarf: the dancer's dress erupts in a spectacular spray of dots...



Francis Chauveau
Deputy Managing Director, Industrial Affairs

For nearly one hundred and seventy years, Hermès has been making [illegible] products using traditional, highly sophisticated techniques. The Company has implemented an environmental [illegible] programme and a set of indicators to measure its results. In 2003, the focus was on water management: in three years' time, the [illegible] has cut its water consumption by almost a third.

Hermès and the environment. Hermès makes products from natural materials using the traditions of handcraftsmanship developed over generations, and protecting the environment has been a key concern since the Company's inception. Using techniques that protect the planet's resources and designing environmentally-friendly products are at the very heart of the Group's philosophy.

At the beginning of 2003, Hermès implemented an environmental programme with the following objectives:

- to comply with environmental regulations and to anticipate changes whenever possible;
- to improve production processes by using the cleanest technologies and safest materials;
- to respect the world's natural resources and to conserve energy;
- to minimise waste production and to recycle whenever possible;
- to ensure that production facilities fit into their surroundings, employing systems to prevent accidental emissions and reduce noise and other pollution.

The results of this programme are measured by various indicators outlined in Volume 2 of the Annual Report.

Organisation of Hermès' environmental operations. The Environmental Network was created in 2003, and is composed of ten Sector Environmental Officers. A list of the sites overseen by each Officer can be found in the appendix of Volume 2 of the Annual Report. Hermès International's manufacturing division provides leadership and coordination for this network with the aim of achieving Company objectives.







The role of each Sector Environmental Officer is to:

- help design and implement the Company's environmental policy in conjunction with his direct superior;
- educate and train staff on environmental issues;
- co-ordinate control over environmental and energy costs;
- examine more ecological alternatives for operating processes whenever possible, in conjunction with the relevant departments;
- assess the environmental impact and health and safety features of all chemicals entering and leaving the site;
- represent the Company during environmental policy meetings held both in-house and with outside organisations.

The leather and textile sectors, both of which have several production facilities, jointly oversee the roll-out of environmental activities in common areas. An Environmental Officer from each sector monitors and co-ordinates efforts to improve conditions across all sector sites (eight in textiles, twelve in leather), together with each facility's managers.

During 2005, members of the Environmental Network were able to exchange information on good practices at quarterly meetings and through forums on the Company's intranet. All members consistently apply the environmental indicators and reporting system introduced in 2003.



Previous page, bottom
Hermès workshops in Pantin.
Opposite page, top
The Le Vaudreuil facility (Hermès Parfums) (left).
The leather workshop in Pantin (right).
Opposite page, bottom
Maroquinerie des Ardennes in Bogny-sur-Meuse.


Textiles 263,000
Porcelain 1,300
Leather 35,000
Silversmithing 706
Tanning 41,463
Watches 602
Perfumes 10,000
Footwear 742
Crystal 18,500
Logistics 16,000

Water consumption by sector (m³)

Results in 2005. In 2005, the Environment Network decided to focus some of its efforts on water management.

We once again made excellent headway over the year, significantly reducing both our water consumption and wastewater pollutants. Consumption diminished by 14% relative to 2004. Total water consumption has been cut 32% since 2002.

Water consumption. At Ateliers A.S., water consumption declined by 17% in 2005, reflecting the efficiency of the new frame and blade washing machinery, an enhanced maintenance protocol on the older equipment and a comprehensive effort to trace and repair leaks.

Water consumption at SIEGL decreased by 15% between 2004 and 2005, bringing the total reduction over the past five years to 65%. The pumping process was enhanced, with a retention system, a new drill pump, warning levels and daily readings on the depth of the water table. The installation of a more powerful drill pump and a 150 m^3 water storage tank enabled the company to avoid production stoppages in the case of pump breakdown, thanks to faster maintenance. River water will henceforth only be pumped as an emergency back-up measure.

Water consumption at the tanning facility in Gordon-Choisy was reduced by 16% following the installation of a water treatment plant (in mid-2003), which required the facility to restrict its use of process water to avoid exceeding daily treatment capacity, and a new-generation tanning drum (in July 2005), which decreased the amount of water used in tanning baths by 30%.


568,567
488,180
450,235
387,313
2002
2003
2004
2005

Water consumption (m³)

Top
Cooking up colours at Ateliers A.S. in Pierre-Bénite.
Below
Printing scarves.
Opposite page
The SIEGL facility (Société d'Impression sur Étoffes du Grand-Lemps).



At Les Cristalleries de Saint-Louis, the recycling system on the crystal melt cooling circuit, installed in the latter part of 2004, proved its effectiveness in 2005 by slashing the facility's water consumption in half (or by some 20,000 m^3). Another system coupled with an exchanger uses the principle of energy recovery to regulate the temperature of the "gamins", a mechanical system used during the heat moulding of shaped pieces.

At our perfume production and packaging facility, wastewater vacuum pumps were replaced at the end of the year by individual electric vacuum pumps installed on each machine, which are expected to lower water usage significantly in 2006.

The Pantin facility stopped using water-intensive cooling systems, which saved 6,000 m^3 of water.

Wastewater. We continued our efforts to improve the quality of wastewater in 2005.

In the textiles sector, SIEGL reduced the chemical oxygen demand (COD) in its wastewater by 42% in 2005. Additional vacuum ink removers were purchased after demonstrating their effectiveness in the printing frame cleaning process at SIEGL and Ateliers A.S., which earned these companies the Ecolor programme prize for clean, energy-efficient technologies in 2002. Systematic measures were set up to recover waste products from stripping and sizing baths. More accurate monitoring was introduced for wastewater quality in the SIEGL lagoon. And personnel involvement in ecological working practice was stimulated company-wide. Optimisation efforts continue. An appraisal of the water treatment system was initiated in 2005, including tests of







water-recycling techniques using ultra-filtration and reverse osmosis.

The vacuum ink remover at Ateliers A.S. was equipped with a more powerful suction nozzle, enabling it to operate more efficiently. The company has completed the installation of a homogenisation tank, which lowers the temperature of the wastewater and neutralises the pH level. The tank has two hydro-ejectors, which help to improve COD levels.

The water conduit separation programme initiated in 2001 at Les Cristalleries de Saint Louis was concluded in 2005, with support from the water quality agency. A rainwater collection system serving the northern portion of the site was completed in 2003. Rainwater, surface water, sanitation wastewater and waste process water are now handled separately within the buildings, following the completion of additional work during 2004 and 2005. Water from the chemical polishing and etching processes is neutralised with lime and filtered before it is released into the environment. Sludge is removed to an approved discharge site. Processing of ammonia-rich water from the rinsing stage of the chemical etching process is outsourced to a specialist. Other wastewater used in the manufacturing process is clarified or centrifuged. Two new pre-settling tanks were installed at the outlets from the cutting and cracking-off shops in 2004.

To complete this work, a prototype settling tank was built in 2005 with the aim of eventually retaining 80% of the suspended matter contained in the wastewater produced by the manufacturing process.

Conclusion. Hermès continues the improvement plan initiated in 2002. The emphasis placed on water consumption and wastewater quality in 2004-2005 has yielded solid results, thanks to the motivation and efforts of everyone who is involved in the Group's manufacturing operations.

The Group did not book any provisions for environmental liabilities in the 2005 accounts. None of the Group's companies was ordered by a court to pay compensation for environmental damages during the year. ▪

The deep conviction that "doing it right"



depends on everyone at Hermès "feeling right"



Human Resources



Hand-blown crystal chandelier, cut, etched and sculpted by the master craftsmen of Saint-Louis.



Augustin de Champeaux
Human Resources Director

The Men and Women of Hermès: Longevity and Movement

Staff. During 2005, Hermès carried out a well-targeted recruitment campaign to keep up with its expanding business. The team of saddlery and leather goods craftsmen was enlarged, with 125 new employees joining the leather facilities in the Île-de-France, Franche-Comté, Rhône-Alpes, Auvergne, Dordogne, Champagne-Ardenne and other regions.

A total of 279 full-time jobs were created over the year, 72% of these in France, bringing the Group's headcount to 6,150.

Worldwide, Hermès' workforce breaks down as follows: the Group has 3,881 employees in France working at the 19 production sites, 17 stores and the head office; 1,219 employees in the 53 Asian stores, 607 in Europe (at the 42 European stores, at La Montre Hermès in Switzerland and at JL & Co in the UK), and 443 in the 24 stores in the Americas.

The production and distribution forces are evenly spread, comprising 42% and 40% of personnel respectively, while the support teams (design, marketing and administration) make up 18%.

The majority of Hermès' workers are female, with women accounting for 66% of the workforce. They are well-represented at all levels throughout the Group, from the Executive Committee to the Management Committee and among the managerial staff generally: 55% of the Group's managers, 72% of store managers and 72% of the saddlery and leather goods craftsmen, are women. And in more traditional fashion, 82% of the sales force is female.

A total of 21% of employees held managerial positions in 2005, reflecting the type of businesses in which Hermès is active and the Group's belief in promoting employee initiative at all levels.

Recruitment. Hermès is an attractive company to prospective employees. The Group has little difficulty recruiting new members, except perhaps in certain countries or in sectors that require specific expertise, such as printing, engraving or cloth weaving (in textiles), or skilled crafts such as saddlery and leather goods (leather).

	Women	Men
Managers	12%	10%
Non-managers	54%	24%

Gender breakdown

At right
The support teams (design, marketing and administration) make up 18% of the workforce (left).
Jean-Claude Ellena, Hermès perfumer (right).





Given Hermès' steady growth and the diversity of its activities and subsidiaries, recruiting efforts are far-reaching and varied.

Hermès strives to build loyalty among its employees and encourages mobility within the Company. When positions need to be filled, managers first seek recruits from the in-house staff before looking to an outside source. "Move in Hermès", a new software application, was introduced for this purpose in 2005. It is available to all managing directors and human resources directors, and enables them to share information on job postings.

Training. Hermès continues to devote considerable amounts of both time and money to training, because we believe that training fosters dedication among employees. During 2005, Hermès dispensed 184,000 hours of professional training, investing 6.2 million euros, or 2.8% of the total payroll. The investment was made jointly by the subsidiaries, through local initiatives, and by Hermès International, through its Group training plan, which offers cross-discipline programmes.

Disseminating the Hermès culture. Hermès further refined its orientation programme for new employees in 2005. The goal of the programme is to mark the arrival of newcomers not only by offering them a warm welcome, but also by giving them time to familiarise themselves with the history, spirit and inner workings of Hermès, and to understand their place in the Company's organisation.

Our first gesture is to give new arrivals "First Steps at Hermès" (*Premiers pas chez Hermès*), the new booklet introducing the Group. We also offer all new managers a two- to four-week integration programme during which they are able to meet the associates with whom they will soon be working on a daily basis.

In addition to these very open exchanges, a mentoring system was set up in 2005.

Courses at the "Hermès Training Institute" (*Institut de Formation Hermès - IFH*), which consist of two-week sessions offered twice a year, drew employees from all over the world to Paris to learn the funda-


Support
18%
Sales
40%
Production
42%

Breakdown by category in 2005


1 year or less
11%
+1-3 years
19%
+3-5 years
17%
+5-10 years
22%
+10-15 years
11%
+15-20 years
10%
Over 20 years
10%

Length of service

ments of Hermès culture – our identity, history, business lines, strategy and values. Tours and shows give participants a taste of Parisian life, adding to the success of these courses, which are renowned for their cultural appeal.

Canal H, the in-house video magazine, is now shown to all employees. A large segment is devoted to highlighting the reality of the business lines, life in the stores, marketing events and the human dimension of Hermès. At some of the subsidiaries, showing the video offers an occasion to bring the teams together.

In July 2005, the distribution subsidiaries' fifteen window designers gathered in Paris for the Visual Merchandising Meeting, to discover the 2006 spring-summer collection and the Group's upcoming advertising campaign.

The "Hermès Language Shuttle" offered many employees an opportunity to sharpen their foreign language skills in a store or the offices of a subsidiary.

The "Know Your Company" (*Connaissance Générale de l'Entreprise*) sessions, which are offered to employees of Hermès Sellier and Hermès International, enabled some fifty staff members to better understand their role within the Hermès Group.

As part of our "Hermès Homes of the World" programme, several sales representatives and store managers were able to work in another store, and for


Americas
7%
Japan
11%
Asia-Pacific
9%
Europe
10%
France
63%

Employees by region in 2005


+ 60
2%
+ 55 to 60
6%
+ 50 to 55
8%
+ 45 to 50
10%
+ 40 to 45
14%
+ 35 to 40
18%
+ 30 to 35
19%
+ 25 to 30
16%
25 and under
7%

Age pyramid

This page and opposite page
The "Hermès Language Shuttle" enables employees to sharpen their foreign language skills by spending time in a different store or a subsidiary.



one or two weeks, experience the practices, rituals and challenges of another team in another market.

Japanese subsidiary Hermès Japon introduced 182 employees to leather stitching in workshops designed to foster awareness of working by hand and working with leather.

Skills development. In this very broad area, the "Hermès Team Leader" (*Animateur Hermès*) and "Hermès Team Leader Workshops" (*Ateliers de l'Animateur Hermès*) built on earlier developments, continue to draw participants keen to perfect the art of team leadership. In 2005, 31 staff managers attended the "Hermès Team Leader" course, and three groups of local staff managers, totalling 33 people in all, attended "Hermès Team Leader Workshops".

To extend the training offered by the "Hermès Team Leader" module, a new programme was created in 2005: "Hermès Team Leader 2". The new module consists of one three-day and one two-day course, and is for managers that have already attended "Hermès Team Leader". It aims to solidly anchor individual management practices such as recognition, transparency and perfectionism, and to develop a group spirit. The 2005 pilot session was attended by 14 participants, and successfully met their high expectations by teaching techniques to handle the challenges of managing larger teams.

The new "Profession: Manufacturing" (*Profession: Industriel*) programme is designed to give production and facilities managers new tools to help them in all aspects of their job – manufacturing, human resources, financing and property. Through this course, which consisted of four two-day sessions, participants acquired new technical skills to add to their "tool box".

Courses on Japanese and Korean culture were also offered to employees of Hermès International to facilitate their daily interactions with the Asian subsidiaries.

Spearheaded by Holding Textile Hermès, the textile business developed a course in conjunction with a fashion school. The twin objectives of the course are to foster understanding of the fashion world – its players, its operation and its customers' expectations, and to encourage the use of modern, creative methods in the design of collections. A total of 18 people attended this one-day programme in 2005.

In the United States, 55 employees took part in the annual Managers Meeting, the themes of which were the seven golden rules of service, management through coaching and performance, the culture of craftsmanship, and the prevention of sexual harassment.

In our ongoing effort to expand production capacity in the leather sector, we offered training to junior leather goods craftsmen at each of our nine production facilities and in the cutting and stitching operations. In 2005, 129,850 hours of training were provided.





The art of selling. Since its launch in 2003, the "Hermès Selling School" has continued to develop quickly. Efforts in 2003, 2004 and 2005 were focused on rolling out the first module. Entitled "le temps de l'échange" ("Time for Exchange"), it is designed to raise sales forces' awareness of the key role they play with customers and in the delivery of quality service. The programme's aims are threefold: to provide a deeper knowledge and understanding of Hermès; to build customer loyalty; and to teach staff the finer points of selling, including the different phases and rituals involved in closing a sale. In 2005, 453 staff members attended the programme.

In just three years, more than 1,000 employees of the world-wide distribution network have taken a course at the "Hermès Selling School".

Hermès Japon initiated an ambitious training programme for junior sales staff, to instil the techniques of selling our products in an effort to improve the accuracy of their responses to customers.

Product knowledge. The "Product Knowledge" courses teach sales staff how to present the intricacies of each product's design and quality, so they can "tell a story" and be able to back it up with solid facts.

In 2005, the four-day session entitled "Voyage within Hermès" (*Voyage en Hermès*) was attended by 34 newcomers to the European sales force, in two groups. As part of the "Mini IFH" course, 10 sales staff from the American subsidiary Hermès of Paris were invited to spend four days in Pantin and Paris to learn about each business line by studying its history, its collections, its production methods and its selling points.

In the same spirit, two sessions entitled "Discovery Trip" were dispensed to the sales teams serving Asian travellers. Almost 30 employees who live far from the Group's Parisian centre immersed themselves in the world of Hermès, gaining a rich overview of the business sectors, the history of Hermès and several of its emblematic locations.

Employee relations. Hermès strives to build quality relationships through a contractual staff relations policy and by promoting dialogue between employees and management.

In the conviction that everyone stands to gain by sharing in the Company's profits and/or growth, Hermès has developed many incentive schemes and profit sharing plans within the Group.

Even though our manufacturing activities are generally low risk and are carried out in facilities that are attractive and pleasing to work in, Hermès has decided formally to educate the production managers about security issues at the work sites.

A prevention task force and a security reporting system were set up in 2005 to provide guidelines for any steps to be taken, in conjunction with the Group's Council for Occupational Safety and Working Conditions (CHSCT). ▪

Men and women united by the same passion



for their work, the same desire to share and pass on their expertise...



Consolidated Results

In 2005, the Hermès Group registered consolidated sales of 1,427.4 million euros, an advance of 7.3% at constant exchange rates (7.2% at real exchange rates).

The gross margin was 65.1%, the same as in 2004 (65.2%).

Selling, marketing and administrative expenses totalled 488.1 million euros, up from 462.9 million euros in 2004. They reflect higher advertising expenditure.

Other income and expense came to 57.2 million euros, compared with 48.0 million euros in 2004, including 42.5 million euros in depreciation and amortisation charges.

Operating income advanced by 7.4% (9% at constant exchange rates) to 383.5 million euros, from 357.1 million euros in 2004. The operating margin was 26.9%, compared with 26.8% in 2004. Restated for first-time adoption of IAS 32/39 in 2005, operating income was up 4.5%.

Net financial income came to 3.9 million euros, down from 7.5 million euros in 2004. It incorporates a charge of 5.6 million euros related to first-time adoption of IAS 32/39 in 2005.

The tax charge amounted to 135.8 million euros, compared with 125.2 million euros in 2004. Minority interests totalled 4.8 million euros, compared with 4.5 million euros in 2004.

Buoyed by the improved results of the affiliated companies, net consolidated income increased by 15.4% (17.9% at constant exchange rates) to 247 million euros, up from 213.9 million euros in 2004. The net margin widened from 16.1% in 2004 to 17.3% in 2005.

The Group generated cash flow of 310.8 million euros in 2005, a rise of 6.5% over the 291.7 million euros recorded in 2004.

Investments

Hermès continued to make substantial investments in 2005. These came to 118.5 million euros for the year and were entirely financed from cash flow.

The bulk of investments was devoted to the distribution network. Three new branches were opened and four others were renovated or expanded. A website to sell Hermès products online was inaugurated in France. Efforts got under way to enlarge the "Maison Hermès" in Tokyo and to build its counterpart in Seoul, Korea. The acquisition of the George V building in Paris expanded the Group's property holdings.

Breakdown of investments

(in millions of euros)	2005	2004[1]	2003
Distribution	47.6	51.8	59.8
Production	16.0	33.0	14.6
Financial investments	19.0	17.1	2.5
Property	15.9	0.4	3.8
Other	20.0	16.5	13.5
Total investments	118.5	118.8	94.2

[1] 2004 data restated under IFRS.



At right
The *ex-libris* of Émile Hermès decorates most office doors (seen here at the Maison Hermès, Ginza, Tokyo).

Hermès subscribed to 8.0 million euros in bonds with warrants issued by Gaulme, and to 8.4 million euros in shares issued by Leica Camera AG, raising its stake in this company from 31.5% to 36.2%.

Financial Position

The Group's net cash position further improved in 2005. This was mainly due to the 6.5% increase in cash flow, which was higher than outlays on investments and dividends.

Cash amounted to 543.3 million euros at 31 December 2005, up from 517.5 million euros at 31 December 2004.

Restated net cash (after factoring in non-liquid financial investments) totalled 584.5 million euros at 31 December 2005, compared with 534.6 million euros at 31 December 2004.

Shareholders' equity increased once again, on the back of the profits generated by the Group. It rose from 1,266.7 million euros (Group share) at 31 December 2004 to 1,389.0 million euros at 31 December 2005.

Value Creation

The notions of economic value added and return on capital employed were introduced at the Hermès Group several years ago as performance indicators for the Group's investments.

The sharp improvement in earnings led to significant growth in economic value added, which jumped from 146.6 million euros in 2004 to 188.0 million euros in 2005.

Similarly, the return on capital employed rose from 25% to 27%. ■

Management of Legal Risks



[illegible] in Chamonix calfskin and Togo calfskin, with cut-out H buckle in trompe *l'oeil.*



Annick de Chaunac
Director of Legal Affairs



Risks associated with intellectual property rights. The Hermès Group's nominative, three-dimensional and figurative trademarks, models and patents on certain inventions are covered by broad, world-wide legal protection.

Because of their strong name recognition and excellent reputation, the Hermès and other Group brand products (Puiforcat, Saint-Louis, John Lobb) are frequently the target of counterfeiting operations. Some sectors are affected more than others, and leather goods are the hardest-hit.

The Hermès Group has encountered many instances of counterfeiting and has deployed aggressive measures to prevent counterfeiting and actively to defend its rights throughout the world.

The Group systematically takes action against all infringement of its rights and every year, it earmarks significant sums to fight counterfeiting.

With a network of highly qualified, specialised lawyers around the globe, the Group cooperates with the administrative and law-enforcement authorities to act against offenders in different countries.

The internet has emerged as a new outlet for counterfeit goods, requiring the development of a strategy specifically tailored to combat online sales of counterfeit items.

Risks associated with parallel distribution. The Group's products are distributed through a selective network, and it is essential to prevent the development of any parallel network.

Compliance with all applicable legislation and regulations. The Group consistently monitors developments of all applicable legislation so that it can be prepared to adjust to any changes as they arise.

Because it takes a proactive approach, the Group is a party in certain lawsuits, usually as the plaintiff. Settlement of these cases is not expected to produce any material impact on the Group's business activity.

The Company is not aware of any existing or potential governmental, legal or arbitration proceedings that may have, or recently have had, a significant impact on its financial condition or profitability and/or on the financial condition or profitability of the Hermès Group. ■

Below
April 2006, the future "Maison Hermès" in Dosan Park in Seoul, under construction.
Opposite
Un grand bol d'Hermès advertising campaign in the first half of 2006.

Continued Expansion in 2006

The Group will continue to enlarge its distribution network. It plans to open or renovate approximately thirty branches. This will include the opening of a a new "Maison Hermès" in Seoul and the extension of the Maison Hermès in Ginza, Tokyo and of the Avenue George V store in Paris. New branches will be opened in Amsterdam (Netherlands), Charlotte, North Carolina (United States), Hangzhou (China) and Bangkok (Thailand).

The Group will continue to make substantial investments to expand production capacity in the various sectors. The Hermès Group, which in 2006 is celebrating "Paris in the Air", will pursue its strategy focused on creativity, product quality, and the spirit of fine craftsmanship in all of its activities. ▫




ERMES
PARI

Summary Consolidated Financial Statements



Consolidated Income Statement

(in millions of euros)	2005	2004
Sales (notes 18 and 19)	**1,427.4**	**1,331.4**
Cost of sales	(498.6)	(463.4)
Gross profit (note 20)	**928.8**	**868.0**
Selling, marketing and administrative expenses (note 21)	(488.1)	(462.9)
Other income and expense (note 23)	(57.2)	(48.0)
Operating income	**383.5**	**357.1**
Net financial income (note 24)	3.9	7.5
Income before tax	**387.4**	**364.6**
Corporate income tax (note 25)	(135.8)	(125.2)
Share of net income of associates (note 8)	0.2	(21.0)
Consolidated net income	251.8	218.4
Minority interests (note 14)	(4.8)	(4.5)
Net income - Group's share	247.0	213.9
Earnings per share (in euros) (note 32)	6.80	5.83
Diluted earnings per share (in euros) (note 32)	**6.79**	**5.83**

Note numbers refer to the notes to the consolidated financial statements in Volume 2 of the 2005 Annual Report.

Consolidated Balance Sheet

Assets

in millions of euros		31/12/2005		01/01/2005	31/12/2004
	Gross	Depreciation, amortisation and provisions	Net	Net*	Net
Non-current assets	**1,205.7**	**429.6**	**776.1**	**660.9**	**661.1**
Goodwill (note 7)	55.1	35.4	19.7	18.8	18.8
Intangible assets (note 3)	80.5	50.7	29.8	24.1	24.1
Property, plant and equipment (note 4)	840.1	340.6	499.5	450.7	450.7
Investment property (note 5)	13.0	0.8	12.2	4.1	4.1
Available-for-sale securities (note 9)	19.3	1.9	17.4	9.2	9.2
Held-to-maturity securities (note 9)	47.4	–	47.4	23.2	26.4
Investments in associates (note 8)	37.7	–	37.7	28.4	28.4
Loans and deposits (note 10)	15.3	0.2	15.1	12.5	12.5
Deferred tax assets (note 25)	97.3	–	97.3	89.9	86.9
Current assets	**1,249.7**	**132.2**	**1,117.5**	**1,084.1**	**1,068.9**
Inventories and work in progress (note 11)	447.6	125.4	322.2	290.2	290.2
Trade receivables (note 12)	122.0	6.6	115.4	111.6	114.7
Current tax receivables (notes 12-25)	1.0	–	1.0	6.8	6.8
Other receivables (note 12)	38.6	0.2	38.4	37.5	48.5
Financial instruments at fair value (note 26)	35.2	–	35.2	29.3	–
Cash and cash equivalents (notes 13-26)	605.3	–	605.3	608.7	608.7
Total assets	**2,455.4**	**561.8**	**1,893.6**	**1,745.0**	**1,730.0**

*Opening balance sheet based on 31 December 2004 closing date, after impact of IAS 32 and IAS 39 on financial instruments.

Note numbers refer to the Notes to the Consolidated Financial Statements in Volume 2 of the 2005 Annual Report.

Liabilities and shareholders' equity

Before appropriation

in millions of euros	31/12/2005	01/01/2005*	31/12/2004
Shareholders' equity	**1,410.5**	**1,291.9**	**1,286.4**
Share capital	55.6	56.6	56.6
Share premium	36.3	32.6	32.6
Treasury stock	(20.0)	(45.2)	(45.2)
Reserves	1,053.5	1,011.4	1,020.1
Translation adjustment	16.3	(11.3)	(11.3)
Derivatives - share included in equity	0.3	16.7	–
Net income for the year	247.0	213.9	213.9
Minority interests (note 14)	21.5	17.2	19.7
Non-current liabilities	**99.3**	**108.6**	**97.3**
Borrowings and debt (note 26)	33.1	39.8	37.3
Provisions (note 15)	0.7	3.2	3.2
Post-employment and other employee benefits (note 16)	23.6	23.9	23.9
Deferred tax liabilities (note 25)	10.8	16.5	7.7
Other non-current liabilities (note 17)	31.1	25.2	25.2
Current liabilities	**383.8**	**344.5**	**346.3**
Borrowings and debt (note 26)	32.1	53.9	53.9
Provisions (note 15)	15.1	10.8	12.4
Post-employment and other employee benefits (note 16)	4.0	2.5	2.5
Trade payables (note 17)	146.4	142.9	143.1
Financial instruments at fair value (note 26)	35.3	–	–
Current tax liabilities (notes 17-25)	43.2	23.8	23.8
Other current liabilities (note 17)	107.7	110.6	110.6
Total liabilities and shareholders' equity	**1,893.6**	**1,745.0**	**1,730.0**

*Opening balance sheet based on 31 December 2004 closing date, after impact of IAS 32 and IAS 39 on financial instruments.

Statement of Cash Flows

Before appropriation

(in millions of euros)	2005	2004
Operating cash flow*	**310.8**	**291.7**
Operating cash flow before cost of debt and current tax charge	**443.3**	**406.8**
Inventories and work in progress	(24.7)	(12.4)
Trade receivables	(0.5)	(12.2)
Other receivables (excluding current tax charge)	(5.5)	(0.3)
Trade payables	3.4	14.3
Other liabilities and miscellaneous items (excluding current tax charge)	(4.7)	10.7
Change in fair value of derivatives	3.2	-
Change in operating working capital	**(28.8)**	**0.1**
Cash flow from operating activities	**414.5**	**406.9**
Cost of net debt	3.8	7.3
Corporate income tax paid	(113.2)	(133.1)
Net cash flow from operating activities	**305.1**	**281.1**
Acquisitions of intangible assets	(9.0)	(7.3)
Acquisitions of property, plant and equipment	(90.6)	(95.4)
Acquisitions of investments in associates	(18.9)	(17.2)
Acquisitions of other long-term investments	(24.3)	(12.0)
Amounts payable relating to fixed assets	(1.9)	0.8
Proceeds on disposals	1.9	0.6
Cash used in investing activities	**(142.8)**	**(130.5)**
Dividends paid	(76.5)	(64.8)
Increase/(decrease) in shareholders' equity	(70.0)	(16.5)
Cash used in financing activities	**(146.5)**	**(81.3)**
Effect of changes in the scope of consolidation	(0.4)	(0.5)
Effect of foreign exchange differences	10.4	(0.1)
Change in net cash position	**25.8**	**68.7**
Net cash position at 1 January**	517.5	448.8
Net cash position at 31 December**	543.3	517.5
Change in net cash position	**25.8**	**68.7**

* Calculation of operating cash flow

[illegible]	2005	2004
Net income - Group's share	247.0	213.9
Depreciation and amortisation	48.9	50.0
Impairment losses	4.4	3.3
Derivatives marked to market	1.1	-
Change in provisions	1.6	(2.2)
Share in net income/(losses) of associates	(0.2)	21.0
Minority interests	4.8	4.5
Capital gains and losses on disposals	(0.7)	1.0
Deferred tax	3.7	0.1
Other	0.2	0.1
Operating cash flow	**310.8**	**291.7**
Cost of net debt	(3.8)	(7.3)
Current tax charge	136.3	122.4
Operating cash flow before cost of net debt and current tax charge	**443.3**	**406.8**

** Reconciliation of net cash position at 31 December

[illegible]	31/12/2005	01/01/2005	31/12/2004
Cash and cash equivalents	605.3	608.7	608.7
Borrowings and debt	(62.0)	(91.2)	(91.2)
Net cash and net cash equivalents	**543.3**	**517.5**	**517.5**
Liabilities relating to commitments to buy out minority shareholders	(3.2)	(2.5)	-
Net cash on the consolidated balance sheet	**540.1**	**515.0**	**517.5**

Photo credits

Front and back covers: Photo by Studio des Fleurs (Le monde est un fleuve scarf, designed by Bali Barret).
P. 4-5: Photo by Bertrand Desprez. © agence Vu.
Pages 9, 12, 13, 14, 33, 37, 55, 57, 63, 71, 73, 77, 85 and 95: portraits by Roberto Frankenberg.
P. 10-11: Photo by Claudine Doury. © agence Vu.
P. 16 and 17: Rights reserved.
P. 18: Illustration by Georges Lepape © ADAGP (colorised by Jean Henry).
P. 20 and 21: Photos by Studio des Fleurs.
P. 22: Photo by Laure Albin Guillot.
P. 23: Photo by Nick Welsh.
P. 24: Photos by Philippe Lacombe (Chaîne d'ancre bracelet) and Studio des Fleurs (Steinkraus saddle).
P. 25: Photo by Quentin Bertoux.
P. 30-31: Photo by Bertrand Desprez. © agence Vu.
P. 36: Photo by Quentin Bertoux.
P. 37: Photo by Studio des Fleurs.
P. 38: Photos by Quentin Bertoux (Potamos shopping bag), Barbro Andersson (Farming handbag and Cirque Molier scarf, designed by Philippe Dumas) and Studio des Fleurs (Buenaventura carry-all).
P. 40: Photo by Jérôme Galland.
P. 41: Photo by Stéphanie Têtu.
P. 42: Photo by Quentin Bertoux.
P. 43: Photo by Jean-François José.
P. 44: Photos by Koto Bolofo (men's 2005 spring-summer and autumn-winter collections) and Nathaniel Goldberg (women's 2005 autumn-winter collection).
P. 45: Photos by Quentin Bertoux.
P. 46: Photo by Koto Bolofo.
P. 47: Photo by Jérôme Galland.
P. 48: Photos by Studio des Fleurs.
P. 49: Photo by Quentin Bertoux.
P. 50: Photos by Greg Kadel/Publicis EtNous (Le monde est un fleuve scarf, designed by Bali Barret), Sandrine Expilly (Les sources de la vie scarf, designed by Fred Rawyler), Nathaniel Goldberg (heavy silk ties).
P. 51: Photo by Studio des Fleurs.
P. 52: Photo by François Goudier.
P. 53: Photo by Sandrine Expilly.
P. 54: Photo by Claude Joray.
P. 55: Photo by Koto Bolofo.
P. 56: Photo by Studio des Fleurs.
P. 57: Photo by Werner/Studio des Fleurs.
P. 58: Photo by Mai Duong.
P. 59: Photos by Quentin Bertoux (Awali bowls) and Koto Bolofo (Brasilia saddle).
P. 60: Photos by Quentin Bertoux (Pikabook bookmark and Scot card case) and Philippe Lacombe (Boucle sellier bracelet).
P. 61: Photo by Quentin Bertoux.
P. 62: Photo by Patrick Burban.
P. 63: Photos by Sandrine Expilly (Mesclun service) and Patrick Burban (Annapolis wine glass).
P. 64: Photos by Patrick Burban.
P. 65: Photo by Patrick Burban.
P. 66: Photos by Dolorès Marat (John Lobb store), Yves Duronsoy (scarf printing) and rights reserved. (John Lobb shoe).
P. 67: Rights reserved (Leica M7) and Denis Chapoullié (silk twill weaving).
P. 68: Photo by Dolorès Marat.
P. 69: Photo by Sotoshi Asakawa (designer Jon Kessler).
P. 70: Photo by Studio des Fleurs.
P. 72: Photos by Yang Jingjing (opening of Hermès store in Beijing) and Yoshinori Midou (Bartabas/Zingaro equestrian performance).
P. 73: Photo by Atsushi Nakamichi.
P. 76: Photo by Studio des Fleurs (Hola Flamenca scarf, designed by Dimitri Rybaltchenko).
P. 77: Photo by Jérôme Galland.
P. 78: Photos by Jean-Marc Blache (Le Vaudreuil), Jérôme Galland (leather workshop in Pantin) and Bruno Clergue (La Maroquinerie des Ardennes).
P. 80: Photos by Yves Duronsoy (cooking up colours and scarf printing, lower left) and Georges Fessy (scarf printing, lower right).
P. 81: Photo by Georges Fessy.
P. 82: Photo by Dolorès Marat.
P. 83: Photo by Jérôme Galland.
P. 84: Photo by Studio Collet.
P. 86: Photo by Jérôme Galland (left) and Grégoire Gardette (portrait of Jean-Claude Ellena).
P. 88: Photos by Stéphanie Têtu.
P. 89: Photos by Dolorès Marat (left) and Jérôme Galland (right).
P. 90: Photo by Stéphanie Têtu.
P. 91: Photo by François Goudier.
P. 93: Photo by Michel Denancé.
P. 94: Photo by Quentin Bertoux.
P. 96: Rights reserved.
P. 97: Photo by Mario Sorrenti/Publicis EtNous.

An Éditions Hermès® publication.
Creative design: Les Éditions Textuel.
Graphic design: Anne-Marie Bourgeois.
Printed in France by Graphi Centre.

Hermès International
2005 Annual Report

Volume 2

Management Report
Consolidated and Parent Company Financial Statements
Additional Legal Information



Hermès International

Contents

Hermès International's Annual Report consists of two volumes:

- Volume 1, "Introduction to the Group; Review of Operations";
- Volume 2, "Management Report; Consolidated and Parent Company Financial Statements; Additional Legal Information".

Management Report
Presented to the Combined General Meeting of 6 June 2006

Review of Operations

The Review of Operations appears on pages 31 through 76 and page 96 of Volume 1 of the Annual Report.

Information on Investments

A list of companies whose head offices are located in French territory and in whose share capital the Company has a significant direct or indirect interest is provided in Note 34 of the Consolidated Financial Statements.

During 2005, Hermès International carried out a number of capital transactions with respect to the following directly- or indirectly-held subsidiaries:

– it created a new subsidiary, Hermès Grèce;

– it made capital injections in Saint-Honoré Chile and Hermès Argentina;

– Holding Textile Hermès subscribed to a capital increase in Société d'Impression sur Étoffes du Grand-Lemps and bought out minority shareholders' interests in Société Nontronnaise de Confection;

– Castille Investissements subscribed to a capital increase in Compagnie des Cristalleries de Saint-Louis;

– Share issues were carried out by Hermès Korea, subscribed for by Hermès South East Asia, and by Saint-Honoré Shanghai, subscribed for by Herlee;

– J.L. & Co and Hermès Japon bought out minority shareholders' interests in John Lobb Japan;

– in the interests of rationalising and streamlining the Group's organisational structure, the *sociétés civiles immobilières* (real estate partnerships) that owned the premises occupied by certain leather goods subsidiaries were merged with and into those subsidiaries: SCI Boissy-Saint-Honoré was merged with and into Maroquinerie de Sayat (formerly Bagages & Cuirs); SCI Boissy Bogny was merged with and into Maroquinerie des Ardennes; SCI Boissy Belley was merged with and into Maroquinerie de Belley; and SCI Les Jonquilles Soleil was merged with and into La Manufacture de Seloncourt.

Likewise, Société d'Impression Berjalienne was merged with and into Ateliers A.S.

To maintain a constant ownership interest in Leica Camera AG, Hermès subscribed to the share issue carried out by that company in August 2005. Furthermore, Leica Camera AG and Hermès Japon created a 51/49 joint venture, Leica Camera Japan Co. Lastly, Hermès subscribed to bonds with warrants issued by Gaulme.

Environment

ENERGY CONSUMPTION

• **Water consumption**
(m³)


568,567
488,180
450,235
387,313
2002
2003
2004
2005

• **Breakdown of water consumption by sector - 2005**


Perfumes
Tanning
Leather Goods
Textiles
Crystal
Porcelain
Silversmithing and Jewellery
Watches
Footwear
Logistics

• **Electricity consumption**
(MWh)


21,822
25,321
27,965
31,786
2002
2003
2004
2005

• **Breakdown of electricity consumption by sector - 2005**


Porcelain
Crystal
Perfumes
Tanning
Leather Goods
Silversmithing and Jewellery
Watches
Footwear
Logistics
Textiles

• **Gas consumption**
(MWh)


63,135
69,995
68,689
69,822
2002
2003
2004
2005

• **Breakdown of gas consumption by sector - 2005**


Porcelain
Crystal
Perfumes
Tanning
Silversmithing and Jewellery
Footwear
Logistics
Textiles
Leather Goods

ORGANISATION

The Environment Network created in 2003 now comprises ten team leaders, or Sector Environmental Officers. Hermès International's manufacturing division provides leadership and coordination for this network with the aim of achieving Company objectives.

Sector	Company *(production sites)*
Saddlery-Leather Goods	Hermès Sellier *(Faubourg, Pantin, CIA, Pierre-Bénite)*
	Avril-Morio & Patte *(Paris)*
	Maroquinerie de Sayat *(Sayat)*
	Nehel *(Paris)*
	Maroquinerie de Belley *(Belley)*
	Maroquinerie des Ardennes *(Bogny-sur-Meuse)*
	La Manufacture de Seloncourt *(Seloncourt)*
	La Maroquinerie Nontronnaise *(Nontron)*
	Ganterie de Saint-Junien *(Saint-Junien)*
Tanning	Gordon-Choisy *(Montereau)*
Textiles	Ateliers A.S. *(Pierre-Bénite)*
	SIEGL *(Le Grand-Lemps)*
	Bucol *(Bussières, Pierre-Bénite)*
	Compagnie des Étoffes d'Ameublement *(Saint-André-le-Gaz)*
	Le Crin *(Le Mans)*
	Société Nontronnaise de Confection *(Nontron)*
	Établissements Marcel Gandit *(Bourgoin-Jallieu)*
Perfumes	Comptoir Nouveau de la Parfumerie *(Le Vaudreuil)*
Tableware/Crystal	Cristalleries de Saint-Louis *(Saint-Louis-lès-Bitche)*
Tableware/Porcelain	Compagnie des Arts de la Table *(Nontron)*
Silversmithing and Jewellery	Hermès Sellier *(Pantin)*
	Puiforcat *(Pantin)*
Watches	La Montre Hermès *(Biel)*
Footwear	John Lobb *(Paris, Northampton)*
Administration and Logistics	Hermès Sellier *(Paris, Pantin, Bobigny)*

TEXTILES

Each of the eight textiles sites pursues an environmental policy based on a programme drawn up at the beginning of the year with the Sector Environmental Officer. In 2005, this sector invested a total of 283,000 euros in environmental protection.

• Figures

	2002	2003	2004	2005
Water (m^3)	405,000	330,000	312,000	263,000
Electricity (MWh)	8,097	8,296	8,974	9,282
Gas (MWh)	22,349	21,730	23,168	22,448
OIW (t)	317	239	243	308
HIW (t)	176	181	280	279

The 2005 figures include the new Gandit and Bucol sites, respectively in Bourgoin-Jallieu and Pierre-Bénite.

• Water

Water consumption declined sharply as a result of the policies implemented at the various sites.
At Ateliers A.S., water consumption declined by 17% in 2005, reflecting the efficiency of the new frame and blade washing machinery, an enhanced maintenance protocol on the older equipment and a comprehensive effort to trace and repair leaks. Water consumption at SIEGL decreased by 15% between 2004 and 2005, bringing the total reduction over the past five years to 65%. The pumping process was enhanced (retention, a new drill pump, warning levels, daily readings on the depth of the water table). The installation of a more powerful drill pump and a 150 m^3 water storage tank enabled the company to stop pumping river water. And because faster maintenance can now be provided, any eventual pump breakdown would not result in production decrease. River water will therefore only be pumped as an emergency back-up measure.

• Energy

Overall energy consumption was down by 700 MHw. This is a commendable performance, in the light of the addition of the Gandit site and the increase in production in 2005.

• Pollutant releases

SIEGL reduced the chemical oxygen demand (COD) in its wastewater by 42% in 2005. Additional vacuum ink removers were purchased after demonstrating their effectiveness in the printing frame cleaning process at SIEGL and Ateliers A.S., which earned these companies the Ecolor programme prize for clean, energy-efficient technologies in 2002. Systematic measures were set up to recover waste products from stripping and sizing baths. More accurate monitoring was introduced for wastewater quality in the SIEGL lagoon. And personnel involvement in ecological working practice was stimulated company-wide. Optimisation efforts continue. An appraisal of the water treatment system was initiated in 2005, including tests of water-recycling techniques using ultra-filtration and reverse osmosis.
The vacuum ink remover at Ateliers A.S. was equipped with a more powerful suction nozzle, enabling it to operate more efficiently. The company has completed the installation of a homogenisation tank, which lowers the temperature of the wastewater and neutralises the pH level. The tank has two hydro-ejectors, which help to improve COD levels.

• Waste

The amount of ordinary industrial waste (OIW) increased in 2005, mainly because Sport-Soie

disposed of old product inventories over the year. At most sites, waste is sorted internally and the recycling rate ranges from 55% to 88%.
The ink waste reduction programme at Ateliers A.S. cut waste production by 45 tonnes in 2005, generating savings of 80,000 euros.
Accidental pollution prevention was strengthened through routine removal of hazardous industrial waste, and the retention tank installation programme was completed at all sites in 2005.
The Bucol site in Lyon was transferred to Pierre-Bénite in November 2005. The facility immediately began sorting office paper, boxes, plastics, fabrics and laser cartridges, and the staff received appropriate training.
An unloading platform was built in Bucol-Bussières towards year end. The platform is laid out to store euro-containers and is bordered by an attractive hedge.
Inspections of the main waste treatment facilities at the various sites began at the end of 2005.

• Acquisition of a new site

On 23 December 2004, Holding Textile Hermès acquired Gandit, a photoengraving specialist based in Bourgoin-Jallieu (Isère) Once the acquisition was completed, a comprehensive environmental audit was carried out, including water, land and air quality analyses.
Waste was removed, along with superfluous products and machinery. Fuel oil tanks were drained and natural gas hook-ups were installed. The sewer system was overhauled to separate rain water from wastewater.
Waste sorting capabilities were put into place and the staff received training on environmental and security matters.
A campaign was launched to measure air pollutants to ensure that gas emissions met regulatory requirements. Sound levels were also evaluated, following which certain machines were modified and operators were instructed to wear noise-reduction headphones.

• Landscape

When work was conducted on the Ateliers A.S. parking area in 2004 and 2005, mulberry trees were planted, providing a natural fit with the existing flora. The trees are also a hint to our silk business.

• Communications

Personnel training in environmental issues continued at all facilities, through site visits, meetings to raise staff awareness (mainly with Works Council members), an ongoing poster campaign and appropriate signposting. Special waste-related posters were placed at the various sites at the end of the year, outlining the rules by which waste must be sorted.
Ateliers A.S. and SIEGL hold regular meetings with all parties concerned, including the regional department of the environment, the water quality agency, local government, and the fishing federation, in an atmosphere of mutual trust.
The regional department of the environment inspected the SIEGL site in June 2005 as part of its nation-wide programme. The facility was found to meet all regulatory requirements.
In early January 2006, SIEGL was awarded first prize by the Chamber of Commerce and Industry of the *Nord-Isère* region, for the most innovative environmental policy in 2005.

LEATHER GOODS

All twelve sites of the Leather Goods division conduct their environmental policies based on a programme set out at the beginning of each year with the Sector Environmental Officer.

• **Figures**

	2002	2003	2004	2005
Water (m^3)	29,370	30,681	32,993	34,785
Electricity (MWh)	4,408	4,750	5,684	8,459
Gas (MWh)	3,222	3,127	4,403	6,675
Fuel oil (MWh)	n/a	n/a	n/a	1360
OIW (t)	n/a	n/a	519	544
HIW (t)	n/a	n/a	18	15
Activity level* (2002 = base 100)	100	109	114	123

* Hours of production.
n/a: not available.

The buildings inaugurated at the end of 2004 were placed in service in 2005 at the Manufacture de Pierre-Bénite, Maroquinerie des Ardennes and Manufacture de Sayat facilities. A leather storage and cutting facility was opened at the Pierre-Bénite site in September 2005.

• **Water**

Water consumption, which is almost entirely related to washroom use, remained low and proportional to changes in staffing. The Pantin facility stopped using water-intensive cooling systems, which saved 6,000 m^3 of water.

• **Energy**

Energy consumption rose in 2005 due to the considerable expansion of our manufacturing facilities, paving the way for gradual staff increases.

• **Waste**

Staff training on waste sorting continued, and the requisite resources were purchased. In Pantin, for example, the HIW storage area was covered and a retention barrier was erected.

New buildings incorporated the necessary infrastructures from inception.

Following a series of studies, we were able to substitute water-based adhesives for a higher proportion of solvent-based glues. Efforts to secure a second supplier of water-based adhesives are in the final stages, and tests are planned for the first quarter of 2006.

A study of the dyes used to stain our bags was launched in early 2005. Once the results are in, more environmentally-friendly dyes will be put into use in 2006.

TANNING

• **Figures**

	2002	2003	2004	2005
Water (m^3)	71,160	66,170	49,158	41,463
Electricity (MWh)	393	434	473	551
Gas (MWh)	1,602	1,542	1,573	1,558
Fuel oil (MWh)	n/a	270	288	270
OIW (t)	125	115	120	92
HIW (t)	31	60	174	83
Activity level* (2002 = base 100)	100	80	99	108

* Units tanned.
n/a: not available.

• **Water**

Water consumption was reduced by 16% over the course of 2005 following the installation of a water treatment plant (in mid-2003), which required the facility to restrict its use of process water to avoid exceeding daily treatment capacity, and a new-generation tanning drum (in July 2005), which decreased the amount of water used in tanning baths by 30%.

• **Energy**

Several steps were taken in the last quarter of 2005 to make the tanning process more environmentally friendly, and the full effects of these measures will feed through in 2006.

The oil-fired air heater used to dry hides was replaced by a gas heat exchanger that can be modulated, and several buildings were more thoroughly insulated, mainly by installing double-glazed windows.

• **Waste**

The amount of HIW was unusually high in 2004 because of two one-time operations: sludge was removed from the water treatment plant by a specialist firm, and the old settling tank was cleaned. The 2005 figure represents the standard amount of waste production by the water treatment plant.

PERFUMES

During 2005, the Le Vaudreuil site focused its environmental investment on energy and waste management systems.

The investment totalled 363,000 euros.

• **Figures**

	2002	2003	2004	2005
Water (m³)	7,000	8,489	6,858	9,964
Electricity (MWh)	836	895	951	1,051
Gas (MWh)	2,458	2,530	2,340	2,258
Fuel oil (MWh)	n/a	0.8	0.8	0.8
OIW (t)	341	428	336	363
HIW (t)	84	66	105	31
Activity level* (2003 = base 100)	n/a	100	91	116

* Volume of perfume produced.
n/a: not available.

• **Water**

Water consumption was driven up by two factors: the water tank that supplies the fire protection system was reconditioned and had to be refilled, and there was a substantial leak in the site's water pipes.

Wastewater vacuum pumps were replaced at the end of the year by individual electric vacuum pumps installed on each machine, which are expected to lower water usage significantly in 2006.

• **Energy**

The 11% rise in electricity consumption was due to the increase in production and to the installation of an air conditioning system at our packaging and production facilities.

A new temperature regulation system installed in the workshops late in the year cut gas consumption by 3.5% in 2005. The full impact of this system will flow through in 2006.

• **Waste**

The increase in OIW is proportional to the rise in the sector's production.

The sharp fall-off in HIW reflects our 2004 campaign to destroy obsolete products and our aggressive drive to reduce inventories during 2005.

Major efforts were undertaken in 2005 to change the packing crates for our finished products. The new, single-material crates are fully recyclable. The old crates used thermoretractable film that was glued to the interior wall, making them impossible to recycle. In addition, the machines that produced the crates and retracted the film, which were heavy consumers of energy, were taken out of service. The new cardboard crates are more optimally sized, which means they take up less space in storage areas and during transport.

The full impact will feed through to transport costs (and hence transport volumes) in 2006.

• **Pollutant releases**

As part of our accidental pollution prevention programme, work fully to secure the alcohol area was completed in 2005. The storage system for finished product inventories was also modified. Products are no longer stored on 9.5 metre racks but rather on small, ground-level trolleys, which has improved fire safety in the storage facility and reduced the risk of pollution by water used to extinguish fires.

• **Communications**

Employee awareness of environmental matters is promoted by conducting regular educational seminars on waste sorting carried out directly on the packaging lines, and by posting instructional signs. A waste agreement was signed with the Seine-Eure local authority in 2004.

CRYSTAL

During 2005, Les Cristalleries de Saint-Louis dedicated the bulk of their environmental protection investments to reducing water consumption, separating the water conduits, and improving air quality in the cutting shop.

The total cost of these improvements came to 468,000 euros.

• **Figures**

	2002	2003	2004	2005
Water (m^3)	51,000	49,000	40,358	18,548
Electricity (MWh)	6,808	6,982	6,818	7,510
Gas (MWh)	33,306	36,387	32,992	33,337
OIW (t)	159	166	162	148
HIW (t)	856	1,126	761	1,084
Of which recycled/reclaimed (t)	*645*	*944*	*508*	*767*
Activity level* (2002 = base 100)	100	105	97	118

* Tonnes of melted crystal.

• **Water**

The recycling system on the crystal melt cooling circuit, installed in the latter part of 2004, proved its effectiveness in 2005 by slashing the facility's water consumption in half (or by some 20,000 m^3). Another system coupled with an exchanger uses the principle of energy recovery to regulate the temperature of the "gamins", a mechanical system used during the heat moulding of shaped pieces. The water conduit separation programme initiated in 2001 was concluded in 2005, with support from the water quality agency.

A rainwater collection system serving the northern portion of the site was completed in 2003. Rainwater, surface water, sanitation wastewater and waste process water are now handled separately within the buildings, following the completion of additional work during 2004 and 2005. Water from the chemical etching and polishing processes is neutralised with lime and filtered before it is released into the environment. Sludge is removed to an approved discharge site. Processing of ammonia-rich water from the rinsing stage of the chemical etching process, which has the greatest environmental impact, is outsourced to a specialist. Other wastewater used in the manufacturing process is clarified or centrifuged. Two new pre-settling tanks were installed at the outlets from the cutting and cracking-off shops in 2004. To complete this work, a prototype settling tank was built in 2005 with the aim of eventually retaining 80% of the suspended matter contained in the wastewater produced by the manufacturing process.

• **Pollutant releases**

Renovation of the cutting shop, which began in 2003, was completed in 2005. Extraction equipment was installed at 46 work stations and the facility was equipped with a dust remover. An air renewal system was set up in the finishing area.
Gases released by the tank furnace are filtered. Gas emissions from raw materials in silos, and from composition, polishing and chemical etching are similarly treated. All filtering operations are inspected once a year by an external organisation. Atmospheric emissions comply with applicable regulations.

• **Waste**

Staff training on waste sorting, launched in 2004 in the finished product packaging area, was continued in 2005.

PORCELAIN

• **Figures**

	2002	2003	2004	2005
Water (m^3)	1,200	1,400	2,570	1,280
Electricity (MWh)	721	790	706	732
Gas (MWh)	0	157	380	487
Fuel oil (MWh)	n/a	n/a	n/a	56
OIW (t)	n/a	n/a	72.7	73.7
HIW (t)	n/a	n/a	0.4	n/a
Activity level* (2004 = base 100)	n/a	n/a	100	112

* Number of finished products produced.
n/a: not available.

The main activity at the Nontron site is the decoration of plain porcelain. •
Business increased by 12% in 2005.

• **Water**

The high water consumption in 2004 revealed a leak under the concrete slab in the workshop. Repairs were made in early 2005.

• **Energy**

The rise of 3.6% in electricity consumption and of 28% in gas consumption reflected the increase in activity.
Gas is used for heating purposes exclusively.

SILVERSMITHING AND JEWELLERY

• **Figures**

	2002	2003	2004	2005
Water (m^3)	2,607	547	632	706
Electricity (MWh)	133	131	180	179
Gas (MWh)	14.4	16	18.6	17.4

• Energy

Puiforcat's energy consumption in 2005 was very close to the 2004 level, and proportional to its activity.

Water consumption had been unusually high in 2002 because of a leak in the system, which was repaired at the end of that year.

• Pollutant releases

Two major changes were made in the treatment of water used for electroplating baths in order to improve the quality of the liquids.

In March 2005, a closed-circuit resin-based recycling system for electroplating baths was installed in the prototype department. And in July 2005, an outside specialist regenerated the filtration resins of the electroplating bath and recycled the used bath liquids at the Puiforcat workshops.

Since 2003, the chemicals have been stored in special cabinets and the baths are now installed on retention tanks.

• Water

A water leak caused by a flaw in the heating system was repaired in September 2004.

• Waste

An aggressive campaign was initiated in 2004 to reclaim ordinary industrial waste (OIW), primarily paper and cardboard items.

Non-reclaimed waste refers to household waste.

The 15 kilograms of hazardous industrial waste (HIW) corresponds to used batteries that are collected and dispatched to a specialised treatment facility.

WATCHES

The factory at Biel was built in 1999 and complies with Switzerland's stringent environmental standards at the community, canton and federal levels.

• Figures

	2002	2003	2004	2005
Water (m^3)	1,100	900	1,700	602
Electricity (MWh)	211	253	271	301
Unreclaimed OIW (t)	6	6	6	6
Reclaimed OIW (m^3)	50	50	50	55
HIW (kg)	n/a	n/a	n/a	15
Activity level* (2003 = base 100)	n/a	100	98	102

* Number of finished products produced.

n/a: not available.

FOOTWEAR

• Figures

	2002	2003	2004	2005
Water (m^3)	n/a	n/a	500	742
Electricity (MWh)	215	258	231	234
Gas (MWh)	n/a	n/a	175	255

n/a: not available.

Selective waste sorting was introduced in 2004.

WORKFORCE AT 31 DECEMBER 2005

	No. of employees
France	3,881
Europe (excluding France)	607
Americas	443
Asia/Pacific	551
Japan	668
Total	**6,150**

The Group had a total of 6,150 permanent active paid employees at 31 December 2005.

BREAKDOWN OF WORKFORCE BY REGION


Japan 11%
Americas 7%
Asia-Pacific (excl. Japan) 9%
Europe (excl. France) 10%
France 63%

BREAKDOWN OF WORKFORCE BY JOB CATEGORY


Support 18%
Production 42%
Sales 40%

BREAKDOWN OF WORKFORCE BY GENDER AND MANAGERIAL STATUS


54
24
12
10
Women
Men
Managerial
Non-managerial

WORK TIME ORGANISATION

Hermès relies on temporary employees to fill in during seasonal events such as fashion shows, sales and holidays, or to replace permanent employees (the absenteeism rate is 5%). During 2005, 519 full-time equivalent employees (8% of the workforce) were hired either under fixed-term contracts or as temporaries by the Group's 60 companies.

In Japan, where working overtime is a local practice, overtime hours amounted to 45 full-time equivalents for the year, or nearly 7% of additional staff. For the rest of the Group, overtime accounts for 2% of the total permanent workforce.

Hermès complies with worktime laws in every country where it operates, with workweeks ranging from 35 hours in France to 44 hours in Malaysia. It makes fairly extensive use of part-time employees (8% of the total) for organisational reasons, such as staffing stores that are open seven days a week, covering extended hours of operation, and meeting employees' needs to maintain a balance between their career and their private life.

REMUNERATION

The Group's aggregate payroll amounts to 220 million euros, plus 72 million euros for payroll taxes and employer contributions, 17 million euros for incentive schemes and profit-sharing and nearly one million euros for employee support activities. The rise in payroll costs (adjusted for the currency impact) reflects increases in both headcount and salaries. Hermès' commitment to reward employee performance and dedication at both the collective and individual levels is evidenced by the growth in variable compensation.

Salaries are determined primarily by local job market factors. The Group's remuneration policy aims to offer competitive compensation packages while striving to ensure that employees receive equal pay for equal work, and especially to achieve gender equality.

INCENTIVE SCHEMES AND PROFIT-SHARING

(in thousands of euros)	2001	2002	2003	2004	2005
Incentive schemes	5,285	5,594	5,716	5,486	6,063
Profit-sharing	9,519	10,171	10,271	10,459	11,039

EMPLOYEE SUPPORT ACTIVITIES

Total paid to Works Councils for employee support activities:

(in thousands of euros)	2004	2005
Employee support activities	800	841

LABOUR/MANAGEMENT RELATIONS AND COLLECTIVE AGREEMENTS

	Collective agreements signed in 2005
Agreements on employee incentive schemes	9
Profit-sharing agreements	2
Wage agreements	5
Agreements on transport allowances	1
Agreements on night work	1

EMPLOYMENT OF DISABLED WORKERS

	2004	2005
Disabled workers	61	76

These figures only cover France.

COMPOSITION AND OPERATION OF THE CORPORATE BODIES

The composition of the corporate bodies and an overview of their operation is provided in Volume I of the Annual Report, on pages 12 to 15.
We hereby notify that pursuant to a decision dated 14 February 2006, the active partners duly noted that Mr Jean-Louis Dumas had tendered his resignation as Executive Chairman of Hermès International, effective as of 31 March 2006.
Furthermore, the active partners duly noted that pursuant to Article 14-4 of the Articles of Association, as of the effective date of his resignation as Executive Chairman, Mr Jean-Louis Dumas would automatically cease to be an active partner of Hermès International.
Lastly, after polling the Supervisory Board members, who voted in favour of this decision, the active partners resolved to appoint Émile Hermès SARL as Co-Executive Chairman of Hermès International effective as of 1 April 2006. Émile Hermès SARL co-manages the Group alongside Mr Patrick Thomas.

INFORMATION ON CORPORATE EXECUTIVE OFFICERS AND SUPERVISORY BOARD MEMBERS

The Executive Chairmen, active partners and Supervisory Board members are domiciled at the Company's registered office.

Executive Chairmen

Mr Jean-Louis Dumas, 68, a direct descendant of Mr Émile Hermès, joined Hermès in 1964. He was appointed Managing Director in 1971 and Chairman of the Hermès Group in 1978. He served as the Company's Executive Chairman and as an active partner from 1 January 1995 until resigning from his office effective as of 31 March 2006.
Mr Dumas is the beneficial owner of 1,685,800 Hermès International shares and has full legal title to 17,730 shares.
Mr Dumas also serves as Executive Chairman of Émile Hermès and is an active partner in that company.

Mr Patrick Thomas, 59, is not related to the Hermès family. He was appointed Managing Director of Hermès International in 1989 and served in that capacity until 1997. He was Chairman of the Lancaster Group from 1997 until 2000 and Chairman and Chief Executive Officer of William Grant & Sons of the UK from 2000 until 2003. He rejoined the Hermès Group on 15 July 2003 as Managing Director of Hermès International and was appointed Executive Chairman on 15 September 2004.
Mr Thomas holds full legal title to 1,501 Hermès International shares.
His term of office as Executive Chairman is unlimited.

Émile Hermès SARL (see section on active partners below).

Active partners

Mr Jean-Louis Dumas (see section on Executive Chairmen above).

Émile Hermès SARL is a *société à responsabilité limitée à capital variable* (limited company with variable capital). Its partners are the direct descendants of Mr Émile-Maurice Hermès and his wife. The Company's Executive Chairman is Jean-Louis Dumas, a grandson of Émile Hermès. The Company is governed by a Management Board. Émile Hermès SARL's primary corporate purpose is to

serve as an active partner of Hermès International. Émile Hermès SARL has been an active partner of Hermès International since 27 December 1990. It was appointed Co-Executive Chairman on that date and held that office until 31 December 1994. Émile Hermès SARL was again appointed Co-Executive Chairman of Hermès International on 1 April 2006.
Émile Hermès SARL holds full legal title to 25,000 Hermès International shares.
It does not now hold nor has it in the past held any offices in any other company.

Supervisory Board

Mr Jérôme Guerrand, 61, a direct descendant of Mr Émile Hermès, has served as Chairman of the Supervisory Board since 27 December 1990.
He is the beneficial owner of 521,910 Hermès International shares, holds full legal title to 98,524 shares and is the bare owner of 1,200,000 shares.
His term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mr Maurice de Kervénoaël, 69, is not related to the Hermès family. He has been a Member of the Supervisory Board since 3 June 2003 and previously held that office from 1995 until 2001. He was appointed Vice-Chairman of the Supervisory Board on 2 June 2005. Mr de Kervénoaël is also Chairman of the Audit Committee.
He is currently the Executive Manager of MDK Consulting.
Mr de Kervénoaël holds full legal title to 101 Hermès International shares.
His term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mr Ernest-Antoine Seillière, 68, is not related to the Hermès family. He has been Vice-Chairman of the Supervisory Board since 2 June 2005 and a Member of the Supervisory Board since 31 May 1995. He is also Chairman of the Remuneration Committee. Mr Seillière has served as Chairman of the Supervisory Board of Wendel Investissement since 31 May 2005 and as Chairman of the Board of Directors and Managing Director of that company before it was converted to its current corporate form.
He holds full legal title to 10 Hermès International shares.
His term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mr Frédéric Dumas, 60, is a direct descendant of Mr Émile Hermès. He has served as a Member of the Supervisory Board since 2 June 2005. He is a commercial photographer.
He holds full legal title to 10 Hermès International shares.
His term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Ms Julie Guerrand, 31, is a direct descendant of Mr Émile Hermès. She has been a Member of the Supervisory Board since 2 June 2005. She also sits on the Audit Committee.
From 1998 until 2004, Miss Guerrand served first as Executive Assistant, then Authorised Representative and later Assistant Director of the Financial Affairs Department (mergers and acquisitions counsel) at the Rothschild & Cie investment bank. Miss Guerrand is currently Deputy Director of the Financial Affairs Department (mergers and acquisitions counsel) at Rothschild & Cie.
She holds full legal title to 4,575 Hermès Interna-

tional shares and is the bare owner of 174,170 shares.
Her term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mrs Agnès Harth, 61, is a direct descendant of Mr Émile Hermès. She has been a Member of the Supervisory Board since 2 June 2005.
She has served as Director of Design and Heritage, Puiforcat/Compagnie des Arts de la Table since 1996.
Mrs Harth is the beneficial owner of 80,000 Hermès International shares and holds full legal title to 1,233,927 shares.
Her term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mr Renaud Momméja, 44, is a direct descendant of Mr Émile Hermès. He has been a Member of the Supervisory Board since 2 June 2005.
He served as Advertising Director at BMW France from 2000 until 2001, as Marketing Director at Carat Local Agence Conseil Media from 2001 until 2003, and as Director of Carat Sud-Ouest from 2003 until 2004.
Mr Momméja is Associate Director of Marand Momméja Associés Marketing Consultants.
He holds full legal title to 40,345 Hermès International shares and is the beneficial owner of 121,870 shares.
His term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mr Jean-Claude Rouzaud, 64, is not related to the Hermès family. He has been a Member of the Supervisory Board since 2 June 2005.
He is currently Chairman of the Management Committee of T. Roederer et Cie, the holding company for the Champagnes Louis Roederer group.
He holds full legal title to 10 Hermès International shares.
His term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mr Éric de Seynes, 46, is a direct descendant of Mr Émile Hermès. He has been a Member of the Supervisory Board since 2 June 2005. He also sits on the Audit Committee.
Until 2001, he served as Sales and Marketing Director at Yamaha Motor France and as a member of Yamaha Motor Europe's Marketing, Distribution and Product Development Coordination Committees.
He is currently Chairman of Option, chairman of Option Organisation, and Executive Manager of Éditions Signes de Caractères.
He holds full legal title to one Hermès International share.
His term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

OFFICES AND POSITIONS HELD BY THE CORPORATE EXECUTIVE OFFICERS AND SUPERVISORY BOARD MEMBERS AT ANY TIME DURING THE PAST FIVE YEARS

A list of all offices and positions held by each corporate executive officers and Supervisory Board members over the past five years is provided in the annexes to the Management Report (pages 60-68).

REMUNERATIONS OF CORPORATE EXECUTIVE OFFICERS AND SUPERVISORY BOARD MEMBERS

The Executive Chairmen and the members of the Supervisory Board are shareholders and as such, they received a dividend of 2.00 euros per share in 2005.

Executive Chairmen

Each Executive Chairman has the right to receive certain remuneration under Article 17 of the Articles of Association, and may also receive additional remuneration, the maximum amount of which is determined by the Ordinary General Meeting with the unanimous approval of the active partners.

The gross annual remuneration of each Executive Chairman under the Articles of Association is capped at 0.20% of the Company's consolidated income before tax for the previous financial year. Within the ceilings set forth herein, the Management Board of the active partner Émile Hermès SARL determines the effective amount of the annual remuneration authorised by the Articles of Association payable to each Executive Chairman. After unanimous approval by the active partners, the Ordinary General Meeting of 31 May 2001 decided to allocate to each Executive Chairman gross annual remuneration, in addition to the remuneration authorised by the Articles of Association, up to a maximum of 457,347.05 euros. This ceiling is indexed each year, but can only be adjusted upwards. Since 1 January 2002, this amount has been indexed to growth in the Company's consolidated sales for the previous financial year at constant exchange rates and on the same scope of consolidation, by comparison with sales for the next to last financial year. The Management Board of Émile Hermès SARL, Active Partner, sets the effective amount of the annual additional remuneration payable to the Executive Chairman within the limits of the ceiling defined herein.

The Management Board of Émile Hermès SARL fixed the effective annual remuneration payable to the Executive Chairmen as authorised by the Articles of Association at the maximum amounts indicated above, at its meeting of 20 March 2001 for Mr Jean-Louis Dumas and at its meeting of 22-23 March 2005 for Mr Patrick Thomas. This decision will remain in effect until adoption of a decision to the contrary.

The Management Board of Émile Hermès SARL fixed the effective additional annual remuneration payable to the Executive Chairmen at the maximum amounts indicated above, at its meeting of 20 March 2001 for Mr Jean-Louis Dumas and at its meeting of 22-23 March 2005 for Mr Patrick Thomas. This decision will remain in effect until adoption of a decision to the contrary.

Gross remuneration	Rem. authorised by Articles of Association		Additional remuneration	
	2004	2005	2004	2005
Mr Jean-Louis Dumas	€678,706	€683,384	€563,354	€630,393
Fixed component	*€0*	*€0*	*€523,077*	*€563,354*
Variable component	*€678,706*	*€683,384*	*€40,277*	*€67,039*
Exceptional component	*€0*	*€0*	*€0*	*€0*
Mr Patrick Thomas*	€326,262	€683,384	€0	€630,393
Fixed component	*€187,350*	*€0*	*€0*	*€563,354*
Variable component	*€138,912*	*€683,384*	*€0*	*€67,039*
Exceptional component	*€0*	*€0*	*€0*	*€0*

* Executive Chairman since 15 September 2004

Each year, the Remuneration Committee of the Supervisory Board of Hermès International is responsible for ascertaining that compensation paid to the Executive Chairmen complies with the provisions of the Articles of Association and the decisions made by the active partners.

In consideration for their service as executives of the Company, in 2004 and 2005, Hermès International paid the Executive Chairmen the gross remuneration shown in the table on page 25.

Mr Patrick Thomas is eligible for the top-up pension scheme for management that was instituted in 1991. Under this scheme, he will receive annual payments calculated based on years of service and annual remuneration. The payments amount to a percentage of remuneration for each year of service. The maximum payments, including those received under mandatory and supplemental pension plans, may not in any event exceed 70% of annual remuneration. Mr Thomas is also eligible for the reversion scheme for management.

The total amount booked to provisions for this purpose is shown in the Notes to the Consolidated Financial Statements (note 30) on page 111.

The Company has undertaken to pay Mr Patrick Thomas compensation amounting to 24 months' remuneration upon completion of his term of office as Executive Chairman.

Active partners

Under the terms of Article 26 of the Articles of Association, the Company pays 0.67% of the distributable profits to the active partners. The active partners apportion this sum amongst themselves as they see fit. If no agreement can be reached, 95% of this sum is allocated to Émile Hermès SARL and the remaining 5% is allocated to Jean-Louis Dumas. As Émile Hermès SARL has been the only active partner since 31 March 2006, this allocation became irrelevant on 1 April 2006. At the Combined General Meeting of 6 June 2006, the shareholders will be asked to approve deletion of the relevant section in the Company' Articles of Association referring to this apportionment.

Active partner	Allocation of profits	
	2004	2005
Mr Jean-Louis Dumas	€56,208.47	€71,544.52
Émile Hermès SARL	€1,067,961.01	€1,359,345.88

Supervisory Board

Members of the Supervisory Board receive no remuneration for serving in this capacity. They may, however, receive Directors' fees as described below.

Audit Committee and Remuneration Committee

The members of the Audit Committee and Remuneration Committee received the following amounts in consideration for their service on these committees.

Audit Committee member	Remuneration	
	2004	2005
Mr Maurice de Kervénoaël	–	€10,000
Ms Julie Guerrand	–	€5,000
Mr Charles-Éric Bauer	–	€5,000
Mr Éric de Seynes	–	€5,000
Remuneration Committee member	Remuneration	
	2004	2005
Mr Ernest-Antoine Seillière	–	€10,000
Mr Bertrand Puech	–	€5,000

DIRECTORS' FEES

The Supervisory Board apportions the total directors' fees approved by the Annual General Meeting.

Date of AGM	8 June 2004	2 June 2005
Fees allocated by the Board	in 2004	in 2005
Mr Jérôme Guerrand	€18,000	€30,000
Mr Maurice de Kervénoaël	€6,300	€10,000
Mr Ernest-Antoine Seillière	€6,300	€10,000
Mr Frédéric Dumas	–	€10,000
Ms Julie Guerrand	–	€10,000
Mrs Agnès Harth	–	€0
Mr Éric de Seynes	–	€10,000
Mr Renaud Momméja	–	€10,000
Mr Jean-Claude Rouzaud	–	€10,000
Mr Thierry Dumas	€6,300	€10,000
Mrs Isaline Momméja	€6,300	€10,000
Mr André Lacour	€6,300	€10,000
Total allocated	€49,500	€130,000

The rule of apportionment stipulates that those Supervisory Board members who are employees of a Hermès Group company are not entitled to receive Directors' fees. In 2005, this rule applied only to Mrs Agnès Harth.

REMUNERATION OF CORPORATE EXECUTIVE OFFICERS AND SUPERVISORY BOARD MEMBERS IN CONTROLLED COMPANIES

Certain corporate officers and directors are bound by employment agreements to certain subsidiaries of the Company and receive salaries in consideration for the performance of their duties within these subsidiaries.

None of these officers is eligible for compensation under those subsidiaries' incentive schemes and profit-sharing plans.

Other corporate executive officers and Supervisory Board members hold offices in certain subsidiaries of the Company and received Directors' fees for their service. The remuneration paid to the relevant corporate executive officers and Supervisory Board members is shown in the table below.

Hermès Sellier granted Mr Jean-Louis Dumas the use of a company car. The value of this benefit in kind amounted to 2,716 euros in 2005.

Mr Jean-Louis Dumas is eligible for the top-up pension scheme for management that was instituted in 1991. Under this scheme, he will receive annual payments calculated on years of service and annual remuneration. The payments amount to a percentage of remuneration for each year of service. The maximum payments, including those

Amount paid by controlled companies	Gross salary and benefits in kind		Director's fees	
	2004	2005	2004	2005
Mr Jean-Louis Dumas	€800,182	€844,774	–	–
Mr Jérôme Guerrand	–	–	€16,025	€20,000
Mr Maurice de Kervénoaël	–	–	€19,850	€30,000
Mrs Agnès Harth	–	€34,392	–	–
Mr Frédéric Dumas	–	–	–	€10,000
Mr Renaud Momméja	–	–	–	€10,000
Mr Éric de Seynes	–	–	–	€10,000
Mr André Lacour	–	–	€9,150	–

received under mandatory and supplemental pension plans, may not in any event exceed 70% of annual remuneration. Mr Dumas is also eligible for the reversion scheme for management.
Lump-sum retirement benefits are determined by the applicable collective bargaining agreements. For Mr Jean-Louis Dumas, these benefits amount to four months' remuneration.

STOCK OPTIONS ALLOTTED TO AND/OR EXERCISED BY CORPORATE EXECUTIVE OFFICERS AND SUPERVISORY BOARD MEMBERS

No stock options were allotted to corporate executive officers and Supervisory Board members during 2005, nor were any such options exercised by corporate officers and directors.

TRADING IN HERMÈS INTERNATIONAL SHARES HELD BY CORPORATE EXECUTIVE OFFICERS, EXECUTIVE MANAGERS AND SUPERVISORY BOARD MEMBERS

The corporate and executive officers and directors did not report any trading in Hermès International shares to the Company in 2005.
As of 31 December 2005, the corporate executive officers, executive managers and Supervisory Board members' interests in the Company's share capital, as reported to the Company, amounted to the following:

Ownership interest of the corporate executive officers, executive managers and Supervisory Board members	Ordinary General Meeting				Extraordinary General Meeting			
	Number of shares	%	Number of voting rights	%	Number of shares	%	Number of voting rights	%
Executive Chairmen								
Mr Jean-Louis Dumas	1,703,530	4.69%	3,405,060	6.06%	17,730	0.05%	35,460	0.06%
Mr Patrick Thomas	1,501	0.00%	1,501	0.00%	1,501	0.00%	1,501	0.00%
Supervisory Board members								
Mr Frédéric Dumas	10	0.00%	10	0.00%	10	0.00%	10	0.00%
Mr Jérôme Guerrand	620,434	1.71%	1,218,868	2.17%	1,298,524	3.57%	2,575,048	4.58%
Ms Julie Guerrand	4,575	0.01%	9,075	0.02%	178,745	0.49%	357,415	0.63%
Mrs Agnès Harth	1,313,927	3.62%	2,594,307	4.62%	1,233,927	3.40%	2,434,307	4.33%
Mr Maurice de Kervénoaël	101	0.00%	102	0.00%	101	0.00%	102	0.00%
Mr Renaud Momméja	40,345	0.11%	78,795	0.14%	162,215	0.45%	322,535	0.57%
Mr Jean-Claude Rouzaud	10	0.00%	10	0.00%	10	0.00%	10	0.00%
Mr Ernest-Antoine Seillière	10	0.00%	20	0.00%	10	0.00%	20	0.00%
Mr Éric de Seynes	1	0.00%	1	0.00%	1	0.00%	1	0.00%
Executive Committee (not including the Executive Chairmen)								
Mr Christian Blanckaert	–	–	–	–	–	–	–	–
Mrs Mireille Maury	–	–	–	–	–	–	–	–
Mr Guillaume de Seynes	10	0.00%	10	0.00%	10	0.00%	10	0.00%
Mr Pierre-Alexis Dumas	38,000	0.10%	38,000	0.07%	840,900	2.31%	1,681,800	2.99%

STATEMENTS BY CORPORATE EXECUTIVE OFFICERS AND SUPERVISORY BOARD MEMBERS

According to the statements made by the corporate officers and directors:

– no corporate executive officer and Supervisory Board member has been convicted of fraud within the last five years;

– no corporate executive officer and Supervisory Board member has been involved in any bankruptcy, sequestration or liquidation within the last five years in his or her capacity as a member of an administrative, management or supervisory body or as a senior executive;

– no corporate executive officer and Supervisory Board member had been barred by a court from acting as a member of an administrative, management or supervisory body of a listed company or from participating in the management or in conducting the business of a listed company over the past five years; and

– no corporate officer or director has been the subject of any official public accusation or penalty, issued by the statutory or regulatory authorities (including designated professional bodies).

CONFLICTS OF INTEREST

The Company did not enter into any transaction other than ordinary transactions conducted on an arm's length basis with its corporate executive officers and Supervisory Board members. Neither did the Company grant any loans or guarantees to the corporate executive officers and Supervisory Board members.

No corporate executive officer and Supervisory Board member has reported any conflict of interest between the Company's interests and his or her own personal interests.

No corporate executive officer and Supervisory Board member is bound to the Company by any service contract providing that they would receive benefits.

RELATIVE IMPORTANCE OF MAJOR CLIENTS

The Hermès Group has little exposure to risks arising from a concentration of customers. It generates approximately 70% of its sales through its network of 136 company-operated stores, which cater to a base of retail clients. The balance is split among the exclusive concessionaires (110 at the end of 2005), points of sale in department stores, airport duty-free shops, and sales outlets belonging to retail networks specialising in the sale of perfumes, watches and tableware.
This distribution system significantly reduces customer risk.

SEASONAL EXPOSURE

The Hermès Group's business is broken down evenly over the entire year. In 2005, approximately 45% of sales were generated in the first half and 55% were generated in the second half, compared with 47% and 53% respectively in 2004. The percentage of sales generated during the month of December, which has traditionally been substantial, is also tending to decline owing to the development of sales outside Europe. Hence, the exposure of the Group's sales to seasonal business is falling steadily.

SUPPLY SOURCES AND SUBCONTRACTORS

As the Hermès Group is dedicated to safeguarding its craftsmanship and know-how, it has always given priority to manufacturing its products in-house whenever necessary. The Group makes approximately two-thirds of all items at its 21 production sites (19 in France, one in the United Kingdom, one in Switzerland). The remaining products are made by subcontractors, most of whom are located in Europe. As a result, the Hermès Group is not dependent on exclusive know-how or patents belonging to parties outside the Group.
The Hermès Group's policy is to ensure secure sources of supply by anticipating its needs and, whenever possible, by promoting the development of lasting relationships with suppliers. Insofar as Hermès has a large number and variety of suppliers, there is no risk of significant dependence on any individual supplier.

MARKET AND COMPETITION

The luxury products market is worth an estimated 134 billion euros (source: Bain & Co).
Hermès has remained dedicated to skilled craftsmanship with a focus on extremely high quality. It accounts for a very small part of this market, with sales accounting for 1% of aggregate estimated sales in the market.

INSURANCE

The Hermès Group's policy in this area is to transfer any exposure that is liable to produce a material impact on profits to the insurance market.

The main insurance programmes cover:

1) Property damage and operating losses that may affect our production sites, logistics centres, distribution centres or administrative offices, in France and in other countries.
These are "all-risk with exceptions" policies and provide ample coverage for our main risks, including theft, fire, water damage and natural causes.

Operating risk cover includes a "loss control/engineering" component, with periodic site visits carried out by the insurance companies. The main sites are inspected once a year, recommendations are issued and their implementation is monitored through a formal system.

These policies provide cover up to the amount of our risk exposure. The upper cover limits per claim are 110 million euros for our production and logistics sites, and 91.5 million euros for our distribution sites.

Our retention level is consistent with our financial capacity. Insurance deductibles range from 5,000 euros to 250,000 euros for direct damage cover and from 76,000 euros to three days' gross profit for operating losses.

2) Financial liability for damages to persons, property and intangibles caused to third parties in the conduct of our business operations or by our products.

The amount of coverage under these policies takes into account the nature of our operations. The upper cover limit per claim is 18,000,000 euros and deductibles range from 1,000 euros to 15,000 euros.

Placement and cost

These insurance programmes are placed with leading insurance companies with ratings of AA to AAA, via several of the top ten brokers in France.

The aggregate cost of our insurance policies is approximately 4.5 million euros, or about 0.32% of our sales.

SHARE CAPITAL

	Amount	Number of shares	Par value
At 1 January 2005	€56,575,073.16	36,977,172	€1.53
At 31 December 2005	€55,590,796.62	36,333,854	€1.53
At AGM date	€55,488,144.33	36,266,761	€1.53

All shares are fully paid.

APPROXIMATE NUMBER OF SHAREHOLDERS

Based on the number of registered shares on the books and on information received from Euroclear, there were approximately 25,000 shareholders at 31 December 2005.

VOTING RIGHTS

As of 28 February 2006, there were 55,847,620 voting rights, as published in the French Official Gazette [*BALO*] dated 13 March 2006.

Since 1 January 2006, the Company has submitted monthly reports on the total number of voting rights, the amount of the share capital and any change in these figures since the previous report. These are published in the *BALO*.

Each share gives the holder the right to cast one vote at general meetings of shareholders, with the exception of shares held in treasury by the Company, which have no voting rights.

Ownership of certain shares is split between a beneficial owner and a legal owner. In accordance with the Articles of Association, voting rights for these shares are exercised by the beneficial owners at ordinary general meetings and by the legal owner at extraordinary general meetings.

A proposal to amend the provisions contained in the Articles of Association pertaining to voting rights will be submitted to the Combined General Meeting of 6 June 2006 (see Presentation of Resolutions, page 44).

Moreover, double voting rights are allotted to:

– any fully-paid registered share that has been duly recorded on the books in the name of the same shareholder for a period of at least four years from the date of the first General Meeting following the fourth anniversary of the date when the share was registered on the books; and

– any registered share allotted for no consideration to a shareholder, in the event of a capital increase effected by capitalisation of sums in the share premium, reserve or retained earnings accounts, in proportion to any existing shares which carry double voting rights.

Double voting rights are automatically eliminated under the conditions stipulated by law.

Failure to disclose a move above or below certain ownership thresholds as provided by law or by the Articles of Association may disqualify the shares for voting purposes (please refer to Article 11 of the Articles of Association on page 239).

SHARE OWNERSHIP THRESHOLD DISCLOSURES

During 2005, the Company received notification that one shareholder had moved above the statutory share ownership or voting rights threshold. On 11 May 2005, Flèches, a *société civile*, moved above the 5% ownership threshold. It reported that it owned 1,851,090 shares (5.01% of the total) and held 3,463,211 voting rights (6.29% of the total) as of that date.

DELEGATIONS OF AUTHORITY AND POWERS GRANTED TO THE EXECUTIVE MANAGEMENT

In accordance with the provisions of Article L 225-100, paragraph 7 of the Code de Commerce, the

Delegations of Authority and Powers Granted to the Executive Management

Existing authorisations and authorisations proposed to the Combined General Meeting of 6 June 2006	Date of AGM *Resolution no.*	Term of authorisation *Expires*	Characteristics	Used during 2005
Issues made by capitalisation of reserves				
Capital increase effected by capitalisation of reserves, earnings or share premiums	3 June 2003 *ninth*	26 months *August 2005*[3]	Nominal ceiling: €5,638,000	None
Capital increase effected by capitalisation of reserves, earnings or share premiums	2 June 2005 *twenty-third*	26 months *August 2007*	Nominal ceiling: €5,600,000[1]	None
Issues with pre-emptive rights				
All securities giving access to share capital	3 June 2003 *eleventh*	26 months *August 2005*[3]	Nominal ceiling: €5,638,000	None
All securities giving access to share capital	2 June 2005 *twenty-fourth*	26 months *August 2007*	Nominal ceiling: €5,600,000[1]	None
Issues of share warrants during times of public takeover bids	6 June 2006 *eleventh*	26 months *August 2008*	Maximum of €120m Maximum of two warrants per share	–
Issues without pre-emptive rights				
All securities giving access to share capital	3 June 2003 *twelfth*	26 months *August 2005*[3]	Nominal ceiling: €5,680,000	None
All securities giving access to share capital	2 June 2005 *twenty-fifth*	26 months *August 2007*	Nominal ceiling: €5,600,000[1]	None
Issues reserved for employees and corporate executive officers and executive managers				
Employee rights issue	3 June 2003 *fourteenth*	26 months *August 2005*	Ceiling: 1% of total number of shares	None
Share purchase options	3 June 2003 *fifteenth*	38 months *August 2006*[4]	Ceiling: 0.5% of total number of shares but no less than 184,000 shares[2]	See table on page 37
Employee rights issue	2 June 2005 *twenty-sixth*	26 months *August 2007*	Ceiling: 1% of total number of shares	None
Share purchase options	6 June 2006 *ninth*	38 months *August 2009*	Ceiling: 2% of total number of shares but no less than 725,265 shares[2]	None
Employee rights issue	6 June 2006 *twelfth*	26 months *August 2008*	Ceiling: 1% of total number of shares	–
Share buyback programme				
Share buyback	8 June 2004 *sixth*	18 months *December 2005*[3]	Ceiling: 10% of share capital max. purchase price: €220 Maximum amount of funds committed: €550m Minimum selling price: €100	See report on page 48
Cancellation of shares repurchased	8 June 2004 *eighth*	24 months *June 2006*[3]	Ceiling: 10% of share capital	See report on page 48
Share buyback	2 June 2005 *twentieth*	18 months *December 2006*[4]	Ceiling: 10% of share capital Max. purchase price: €240 Maximum amount of funds committed: €650	See report on page 48
Cancellation of shares repurchased	2 June 2005 *twenty-second*	24 months *June 2007*[4]	Ceiling: 10% of share capital	See report on page 48
Share buyback	6 June 2006 *sixth*	18 months *December 2007*	Ceiling: 10% of share capital Max. purchase price: €360 Maximum amount of funds committed: €700	–
Cancellation of shares repurchased	6 June 2006 *eighth*	24 months *June 2008*	Ceiling: 10% of share capital	–
Bonus issues of shares				
Issue reserved for employees and corporate executive officers and executive managers	2 June 2005 *twenty-seventh*	38 months *August 2008*[4]	Ceiling: 2% of share capital[2]	–
Issue reserved for employees and corporate executive officers and executive managers	6 June 2006 *tenth*	38 months *August 2009*	Ceiling: 2% of share capital[2]	–

1. Combined ceiling: €5,600,000.
2. Combined ceiling: 2% of share capital.
3. Unused portion of authorisation cancelled; authorisation superseded by the authorisation granted by the Combined General Meeting of 2 June 2005.
4. Unused portion of authorisation cancelled; authorisation superseded by the authorisation granted by the Combined General Meeting of 6 June 2006

In 2005, the Executive Management did not make use of its authorisations to increase the share capital.

Ownership of Share Capital

Ordinary General Meeting

	At 31 December 2005				At 31 December 2004				At 31 December 2003			
	Number of shares	%	Number of votes	%	Number of shares	%	Number of votes	%	Number of shares	%	Number of votes	%
SAS SDH (formerly SC GESCO)	3,201,560	8.81	4,868,560	8.67	3,201,520	8.66	4,868,520	8.50	3,201,520	8.67	6,400,760	10.56
Fondation JOHN BOST	1,000,000	2.75	2,000,000	3.56	2,534,171	6.85	5,068,342	8.85	3,317,680	8.98	6,635,360	10.95
SC FALAISES	1,855,870	5.11	3,646,420	6.49	1,855,870	5.02	3,646,420	6.37	1,855,870	5.02	3,646,420	6.01
SAS POLLUX ET CONSORTS (formerly SC LOURIC)	1,853,975	5.10	2,921,735	5.20	1,853,975	5.01	2,921,735	5.10	1,853,975	5.02	3,698,735	6.10
SC AXAM	1,853,160	5.10	3,605,820	6.42	1,853,160	5.01	3,605,820	6.30	1,853,160	5.02	3,605,820	5.95
Mr and Mrs Jean-Louis DUMAS	1,703,530	4.69	3,406,060	6.06	1,703,530	4.61	3,406,060	5.95	1,797,530	4.87	3,593,060	5.93
SC FLÈCHES	1,851,090	5.09	3,463,211	6.17	1,620,056	4.38	3,232,177	5.65	1,608,121	4.35	3,216,242	5.31
Total held by shareholders each holding more than 5% of the share capital or voting rights	**13,319,185**	**36.65**	**23,910,806**	**42.57**	**14,622,282**	**39.54**	**26,748,074**	**46.72**	**15,487,856**	**41.93**	**30,796,397**	**50.81**
Shares held in treasury by Hermès International	132,533	0.36	0	–	354,782	0.96	0	–	237,155	0.64	0	–
Other shareholders	22,882,136	62.99	32,254,633	57.43	22,000,108	59.50	30,498,680	53.28	21,209,993	57.43	29,814,128	49.19
Total number of shares making up the share capital	**36,333,854**	**100**	**56,165,439**	**100**	**36,977,172**	**100**	**57,246,754**	**100**	**36,935,004**	**100**	**60,610,525**	**100**

Extraordinary General Meeting

	At 31 December 2005				At 31 December 2004				At 31 December 2003			
	Number of shares	%	Number of votes	%	Number of shares	%	Number of votes	%	Number of shares	%	Number of votes	%
SAS SDH (formerly SC GESCO)	3,201,560	8.81	4,868,560	8.67	3,201,520	8.66	4,868,520	8.51	3,201,520	8.67	6,400,760	10.56
SC FALAISES	1,855,870	5.11	3,646,420	6.49	1,855,870	5.02	3,646,420	6.37	1,855,870	5.02	3,646,420	6.02
SAS POLLUX ET CONSORTS (formerly SC LOURIC)	1,853,975	5.10	2,921,735	5.20	1,853,975	5.01	2,921,735	5.10	1,853,975	5.02	3,698,735	6.10
SC AXAM	1,853,160	5.10	3,605,820	6.42	1,853,160	5.01	3,605,820	6.30	1,853,160	5.02	3,605,820	5.95
SC FLÈCHES	1,851,090	5.09	3,463,211	6.17	1,620,056	4.38	3,232,177	5.65	1,608,121	4.35	3,216,242	5.31
Mrs Odile PUECH †	–	–	–	–	–	–	–	–	1,852,671	5.02	3,705,342	6.11
Total held by shareholders each holding more than 5% of the share capital or voting rights	**10,615,655**	**29.21**	**18,505,746**	**32.95**	**10,384,581**	**30.14**	**18,274,672**	**34.33**	**12,225,317**	**33.10**	**24,273,319**	**40.05**
Shares held in treasury by Hermès International	132,533	0.36	0	–	354,782	0.96	0	–	237,155	0.64	0	–
Other shareholders	25,585,666	70.43	37,659,693	67.05	26,237,809	68.90	38,972,082	65.67	24,472,532	66.26	36,337,206	59.95
Total number of shares making up the share capital	**36,333,854**	**100**	**56,165,439**	**100**	**36,977,172**	**100**	**57,246,754**	**100**	**36,935,004**	**100**	**60,610,525**	**100**

table on page 33 summarises the delegations of authority and powers granted to the Executive Management by the General Meeting to increase the share capital. The table lists:
- all authorisations currently in effect;
- any authorisations used during 2005;
- new authorisations submitted to the shareholders at the General Meeting of 6 June 2006.

MAIN SHAREHOLDERS AT 31 DECEMBER 2005

To the Company's knowledge, no shareholders other than those shown above directly or indirectly hold 5% or more of the share capital or voting rights.
The ownership interests of corporate executive officers, executive managers and Supervisory Board members are listed on page 28.
No material change in ownership of the share capital has taken place over the past three years.

SHARES HELD IN TREASURY

The number of shares held in treasury by the Company in each year of the period covered by historical financial information reporting requirements is shown in the table on page 34.

EMPLOYEE OWNERSHIP OF SHARE CAPITAL

Registered shares held by employees as defined by Article L 225-102 of the Code de Commerce (excluding corporate executive officers and Supervisory Board members) represented 0.25% of the share capital as at 31 December 2005.
No shares are owned by employees of the Company or any affiliated entities as part of the company share savings plan and dedicated company investment fund.

SHAREHOLDERS' AGREEMENTS

To the Company's knowledge, there are no shareholders' agreements other than those covered by the Dutreil law.

PLEDGING OF SHARES

Duly registered shares are not encumbered by any material pledges.

CHANGES IN THE SHARE CAPITAL OVER THE PAST THREE YEARS

A detailed statement is provided on page 220.
No material transaction affecting the share capital has been effected over the past three years. All changes in the share capital over the period are due exclusively to the exercise of stock options or to the cancellation of treasury shares.

DIVIDENDS

The time limit after which entitlement to dividends on Hermès International shares ends is the time limit laid down by the law in this respect, to wit, five years as from the dividend payment date.

After the five-year time limit expires, the Company pays over any unclaimed dividends to the tax centre to which it reports.

Subject to the investments needed for the Company's development and the corresponding financing requirements, the Company's current intention is to continue the dividend policy it has conducted over the past several years.

The amount of dividends paid in each of the years included in the historical financial information is shown on page 38.

Options to Subscribe and/or to Purchase Shares

The shareholders authorised Executive Management:
- to grant options to subscribe for new shares and/or options to purchase existing shares to certain employees and corporate executive officers and executive managers of Hermès International and of affiliated companies, at the Extraordinary General Meeting of 25 May 1998;
- to grant options to purchase existing shares to certain employees and corporate executive officers and executive managers of Hermès International and affiliated companies, at the Extraordinary General Meeting of 3 June 2003.

The Executive Management used its powers to allocate options to subscribe for new shares and options to purchase existing shares to 3,973 employees and Company managers, as shown in the table below.

During the year ended 31 December 2005, options were exercised entitling the holders to subscribe for 51,525 shares with a par value of 1.53 euros each, resulting in a capital increase of 78,833.25 euros. We formally noted this increase in our decisions dated 18 July 2005 and 9 January 2006.

As at 31 December 2005, there were 94,940 outstanding options potentially resulting in the creation of 94,940 new shares, equivalent to a total par value of 145,258.20 euros. At that date, the maximum potential dilution arising from the aforesaid options amounted to 0.26% of the share capital of Hermès International.

No options to purchase shares had been exercised as of 31 December 2005.

Date of Executive Management's decision	Total number of options allotted	Options allotted to Company managers[1]	Number of Company managers concerned	Options exercisable as of	Expiration date	Exercise price in euros	Number of options exercised as at 31/12/2005	Number of unexercised options as at 31/12/2005	Number of expired options as at 31/12/2005
General meeting of 25/05/1998 – Options to subscribe for or to purchase shares									
28/09/1998[2]	238,140	120	2	28/09/2000	27/09/2005	€51.07	190,595		47,545
25/03/1999[2]	8,000	3,000	3	25/03/2001	24/03/2006	€65.08	6,060	1,940	0
12/05/1999[2]	5,000	3,000	2	12/05/2001	11/05/2006	€72.33	4,000	1,000	0
20/04/2001[2]	24,000	14,000	2	20/04/2003	19/04/2008	€134.34	14,000	10,000	0
04/03/2002[2]	53,500	9,000	2	04/03/2004	03/03/2009	€156.28	0	52,000	1,500
15/10/2002[2]	20,000	20,000	1	15/10/2002	14/10/2009	€124.76	0	20,000	0
15/10/2002[2]	10,000	10,000	0	15/10/2003[4] 15/10/2004[4]	14/10/2009	€124.76	0	10,000	0
General meeting of 03/06/2003 – Options to purchase shares									
04/07/2003[3]	14,000	14,000	1	04/07/2005	03/07/2010	€121.21	0	14,000	0
15/12/2004[3]	28,000	28,000	3	16/12/2004	15/12/2011	€133.28	0	28,000	0

1. For purposes of this table, Company managers include the Executive Chairman, members of the Supervisory Board and members of the Executive Committee of the issuing company.
2. Options to subscribe for shares. 3. Options to purchase shares. 4. For half of the options.

The table below provides a breakdown of options to subscribe for or to purchase shares allotted to the ten employees other than corporate executive officers and executive managers who received the largest number of options and options exercised by such employees.

	Total number of options allotted/number of shares purchased or subscribed for	Weighted average price	Expiration date	Date of plan
Options allotted during the year to the ten employees of the issuer and any company included in the issuer's scope of consolidation who received the largest number of options (aggregate information)	0	–		
Options exercised during the year by the ten employees of the issuer and any company included in the issuer's scope of consolidation who received the largest number of options (aggregate information)	360 460 14,000	€51.07 €65.08 €134.34	27/09/2005 24/03/2006 19/04/2008	28/09/1998 25/03/1999 20/04/2001

We invite you to approve all the resolutions proposed to you, in particular those relating to the following matters.

APPROVAL OF THE FINANCIAL STATEMENTS AND APPROPRIATION OF NET INCOME

In their General Report, the Statutory Auditors state their opinion on the financial statements.

The financial statements for the year ended 31 December 2005 are appended to this report and we submit them to you for approval.

They show net income for the year of 223,153,170.67 euros.

Under the terms of the Company's Articles of Association, an amount of 1,495,126.24 euros must be distributed to the active partners.

The Supervisory Board recommends that you fix the dividend at 2.50 euros per share. This represents an increase of 25% in the dividend relative to the previous year.

We submit the following appropriation of net income for your approval:

In accordance with Article 243 *bis* of the Code Général des Impôts, this dividend entitles shareholders who are natural persons and liable for income tax in France to a 40% tax allowance, as provided by Article 158-3 of the Code Général des Impôts.

This dividend will be payable from 9 June 2006. Since Hermès International is not entitled to receive dividends in respect of shares held as treasury stock on the date the dividend becomes payable, the corresponding sums will be transferred to retained earnings.

The gross dividend per share paid in respect of each of the five previous financial years is as follows:

In euros

Year	2000	2001	2002	2003	2004
Dividend	1.25	1.50	1.65	1.70	2.00*
Tax credit	0.62	0.75	0.82	0.85	–
Gross dividend	1.87	2.25	2.47	2.55	2.00

* Dividend eligible for 50% tax allowance pursuant to Article 158-3 of the Code Général des Impôts.

The five-year summary of financial data required under Article 148 of the decree of 23 March 1967 is provided on page 69.

Net income for the year:	223,153,170.67 euros
Retained earnings:	597,377,227.16 euros
Distributable earnings:	**820,530,397.83 euros**
Transferred to the legal reserve: None (the legal reserve amounts to one-tenth of the share capital)	
Distributed to the active partners under Article 26 of the Company's Articles of Association:	1,495,126.24 euros
Distributed to the shareholders in the form of a dividend of 2.50 euros per share giving a total of:	90,834,635.00 euros
The remaining distributable earnings:	728,200,636.59 euros
to be carried forward as retained earnings	
Amount appropriated:	**820,530,397.83 euros**

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with the provisions of Article L 225-100 of the Code de Commerce, we also submit to you the consolidated financial statements for the past financial year for approval.

RELATED-PARTY AGREEMENTS

The Statutory Auditors' Special Report on pages 209 to 211 describes the related-party agreements covered by Articles L 226-10 and L 225-38 through L 225-40 of the Code de Commerce.

We request that you approve these agreements and the related transactions.

Since the end of the financial year, several related-party agreements have been submitted to the Supervisory Board for approval. A report on such agreements entered into during 2006 will be submitted to you at the Annual General Meeting convened in 2007 to approve the financial statements for the year ended 31 December 2006.

RENEWAL OF AUTHORISATION FOR THE EXECUTIVE MANAGEMENT TO ENTER INTO TRANSACTIONS FOR THE COMPANY TO BUY BACK ITS OWN SHARES AND TO CANCEL SOME OR ALL OF THE SHARES PURCHASED

Under the terms of Article L 225-209 of the Code de Commerce, we request that the shareholders authorise trading in Hermès International shares on the stock exchange, for a period starting today and ending on the date of the next annual general meeting called to approve the financial statements and lasting no longer than eighteen months.

Purchases and sales of shares representing up to 10% of the share capital would be authorised.

The maximum purchase price (excluding costs) would be 360 euros per share. The maximum amount of funds to be committed would be 700 million euros, in accordance with Article L 225-210 of the Code de Commerce.

If you approve this proposal, such shares may be acquired, sold, transferred or exchanged on one or more occasions, by any means, including by block trades or the use of derivatives such as the purchase or sale of options (excluding the sale of puts), with a view in particular to:

– ensuring that liquidity is provided for the shares on the equity market by an investment service provider under a contract that complies with the AFEI (French Association for Investment Firms) Code of Conduct recognised by the Autorité des Marchés Financiers and with accepted market practices approved or to be approved by the Autorité des Marchés Financiers;

– reducing the share capital by cancelling the shares purchased;

– retaining the shares, or, in accordance with accepted market practices approved by or to be approved by the Autorité des Marchés Financiers, transferring some or all of them by any means, including by sale on the stock market, block sale, public offerings (purchase, exchange or sale), off market sale, purchase or sale of options (excluding the purchase of calls), or carrying out acquisitions effected by means of a share swap;

– allotting the shares to employees in connection with the profit-sharing scheme and the company savings plan;

– granting options to purchase the Company's shares to corporate executive officers and executive managers and employees of the Group in accordance with Articles L 225-177 *et seq.* of the Code de Commerce;

– granting bonus shares to employees and/or corporate executive officers and executive managers of the Company or of companies in which it directly or indirectly holds at least 10% of the share capital or voting rights, in accordance with Articles L 225-197-1 *et seq.* of the Code de Commerce.
Such transactions may take place at any time, even during times of a public offering, subject to the periods of abstention stipulated in Article 631-6 of the General Regulations issued by the Autorité des Marchés Financiers.

OPTIONS TO PURCHASE SHARES (AUTHORISATION GRANTED TO THE EXECUTIVE MANAGEMENT)

During the Annual General Meeting of 3 June 2003, you authorised the Executive Management to grant stock options to employees of the Company and its subsidiaries.
As this authorisation to grant stock options will expire on 3 August 2006, we propose that you grant the Executive Management a new authorisation in order to continue the policy of involving employees in the Group's development by giving them the opportunity to become shareholders in your Company under the special conditions provided by law.
The Executive Management would be authorised to grant:
– on one or more occasion,
– to some or all of the employees and corporate executive officers and executive managers (excluding descendants of Mr Émile Hermès and his wife, Julie Hollande, and their spouses) of Hermès International or affiliated companies, under the conditions specified in Article L 225-180 of the Code de Commerce,
options giving the right to purchase existing Hermès International shares that have been purchased by the Company, in accordance with the provisions of Articles L 225-177 *et seq.*, of the Code de Commerce and Articles 174-19 *et seq.* of the Decree of 23 March 1967 pertaining to business corporations.
The period during which the Executive Management would be entitled to use this authorisation, on one or more occasion as it sees fit, would be thirty-eight (38) months from the date of this Meeting.
The total number of options that may be granted under this authorisation would not be such that the total number of options granted pursuant to this resolution and the total number of shares allotted for no consideration would amount to more than 2% of the total number of ordinary shares in the Company as of the date on which the options would be granted and not yet exercised, not including those options already granted under the terms of previous authorisations. This authorisation would in any event apply to a minimum of 725,335 shares.
The shares would be issued in euros.
The purchase price of the shares would be determined by the Executive Management within the limits and according to the terms laid down by law.
The options would be exercisable by the beneficiaries within a maximum of seven years from the date on which they are granted.
In keeping with the applicable regulations, the purchase price would not be less than 80% of the average of the quoted opening prices of the shares during the twenty stock market trading days preceding the date on which the options would be granted, nor less than 80% of the average price at which the Company purchased the shares for the purpose of allotting them to employees as part of its profit-sharing plans and, if applicable, as part of its share buyback programme.

This price could be modified only if the Company were to complete one of the financial transactions governed by Article L 225-181 of the Code de Commerce during the option exercise period. In this case, the Executive Management would adjust the number and price of the shares as required by law. All powers would be delegated to the Executive Management, acting within the limits set forth above, for purposes of granting the aforesaid share purchase options, to determine the terms, conditions and procedures thereof in accordance with the law and with the Articles of Association, to amend Article 6 of the Articles of Association, which fixes the amount of authorised capital, and to undertake all necessary formalities.

ALLOTTMENT OF BONUS SHARES TO GROUP EMPLOYEES (AUTHORISATION TO THE EXECUTIVE MANAGEMENT)

We propose that you delegate to the Executive Management the authority to allot bonus shares, on one or more occasion, to some or all employees and/or corporate executive officers and executive managers of the Company or companies in which it directly or indirectly holds at least 10% of the share capital or voting rights, by allotting existing ordinary shares in the Company for no consideration. The Executive Management shall determine, at its own discretion, the conditions for allotment and the identity of the beneficiaries, within the following limitations:

– the shares that may be allotted must have been purchased by the Company and may not be issued for this purpose;

– the total number of ordinary shares allotted for no consideration shall not be such that the total number of shares allotted for no consideration pursuant to this resolution and the total number of share purchase options granted and not yet exercised amounts to more than 2% of the total number of ordinary shares in the Company as of the date on which the shares are allotted for no consideration;

– the period within which the shares allotted may be acquired shall not be less than two years;

– the period during which the beneficiaries must hold the shares shall not be less than two years after the shares have been effectively acquired.

The Executive Management may, however, stipulate a shorter vesting or holding period in the event of new legislation reducing the effective minimum periods.

This authorisation, which would cancel and supersede any previous authorisation for the same purpose, would be valid for thirty-eight months from the date of this meeting.

Each year, the Executive Management would report to the General Meeting on the number of shares allotted pursuant to this authorisation under the conditions provided by law, and more particularly, by Article L 225-197-4 of the Code de Commerce.

AUTHORISATION TO THE EXECUTIVE MANAGEMENT TO ISSUE SHARE SUBSCRIPTION OPTION DURING TIMES OF PUBLIC TAKEOVER BIDS

At the forthcoming Annual General Meeting, the Executive Management will request that the shareholders grant it the authorisation, during times of public takeover bids, under the conditions set forth in the provisions of Article L 233-32 of the Code de Commerce and in accordance with the provisions of Articles L 225-129-2, L 228-91 and L 228-92 of said Code, to issue share subscription option, in France and in other countries, giving the holders the right to subscribe for shares in the Company, immediately or in the future, to be issued through a capital increase, while retaining the shareholders' pre-emptive rights.

The share subscription option issued pursuant to this authorisation may be allotted for no consideration by the Executive Management to all shareholders of the Company who retain that status before the close of the public offering period. The maximum number of share subscription options that may be issued would be two share subscription options per existing share outstanding as of the date of issue of the warrants.

The nominal amount of the capital increase resulting from the exercise of the share subscription option shall not exceed a ceiling of 120 million euros.

This authorisation would be valid for twenty-six months from the date of the General Meeting.

DELEGATION OF AUTHORITY TO THE EXECUTIVE MANAGEMENT TO CARRY OUT CAPITAL INCREASES RESERVED FOR EMPLOYEES

We note that pursuant to the provisions of Article L 225-129 of the Code de Commerce, that whenever any resolution to increase the share capital is adopted, the Extraordinary General Meeting must vote on a proposed resolution to undertake a capital increase reserved for employees.

For purposes of interpretation of this text, the delegation of authority to issue share warrants during times of public offerings pursuant to the eleventh resolution is deemed to be a decision to increase the share capital.

You are therefore asked:

1) to delegate to the Executive Management, under the control of the Company's Supervisory Board and the Management Board of Émile Hermès SARL, active partner, all powers for purposes of increasing the share capital, on one or more occasion, by issuing new shares reserved for all or some employees and corporate executive officers and executive managers of Hermès International and affiliated companies or groups under the conditions set forth in Article L 225-180 of the Code de Commerce, providing that such employees belong to a corporate savings plan of one and/or the other of these companies.

The maximum number of ordinary shares that may be issued pursuant to this authorisation shall not exceed 1% of the number of ordinary shares in the Company at the time the capital increase is decided.

This authorisation would entail a waiver by the shareholders of their pre-emptive rights to subscribe to the shares to be created in favour of the employees belonging to the corporate saving plan(s) and for whom the capital increase is reserved.

This authorisation would be valid for a period of twenty-six months from the date of this meeting;

2) to grant to the Executive Management all necessary powers to:

– determine the subscription price, it being understood that the subscription price of the shares issued shall neither be higher than the average of the quoted opening prices of the shares during the twenty stock market trading days preceding the Executive Management's decision fixing the opening date of the subscription period, nor shall the price be more than 20% lower than the average of the quoted prices of the shares during the twenty stock market trading days preceding the Executive Management's decision;

– determine the conditions required to participate in the offer, and in particular those pertaining to employee length of service and the time allotted to the employees to exercise their rights, together with the other terms and conditions applicable to the capital increase;

– undertake or arrange for undertaking all necessary actions and formalities for purposes of finalising the capital increase or increases to be carried out pursuant to this resolution;

– amend the Articles of Association accordingly and, in general, do all that is necessary.

We inform you that should the shareholders vote against this proposed resolution, the Extraordinary General Meeting would be required to vote on a resolution proposing such a capital increase every three years, so long as the percentage of shares owned by the employees of the Company and its affiliated companies within the meaning of Hermès International Article L 225-180 of the Code de Commerce amounts to less than 3% of the share capital.

STOCK SPLIT

We propose that you approve a three-for-one stock split, whereby each existing share outstanding with a par value of 1.53 euros would be exchanged for three new shares with a par value of 0.51 euro. Tripling the number of shares would enhance the liquidity of the shares on the stock market and their affordability to investors.

Upon completion of the stock split, the share capital would amount to 55,488,144.33 euros, divided into 108,800,283 shares with a par value of 0.51 euro.

If you approve this proposal, it will be necessary to amend Article 6 of the Articles of Association accordingly.

In order to ensure that the share capital remains fixed during the time needed to authorise and complete the above stock split, by a decision dated 22 March 2006, the Executive Management decided temporarily to suspend the right to exercise stock options from 31 March 2006 until 10 June 2006, or until 30 June 2006 at the latest, in the event that the Annual General Meeting convened to approve this transaction is postponed.

If the thirteenth resolution is adopted, pursuant to the provisions of Article L 225-181 of the Code de Commerce, the Executive Management would adjust the number and price of shares corresponding to options granted to employees under the share purchase option plans and share subscription option plans authorised by a resolution adopted by the shareholders at the Annual General Meeting and decided upon by the Executive Management.

As a result of this adjustment, the share subscription price for one new share would change as shown below, it being understood that the number of shares that could be subscribed under options that have not been exercised as of the date of the AGM resolution would be tripled.

Stock option plan Date of Executive Management decision	Price per existing share	Price per new share
AGM of 25/05/1998 Options to subscribe for or to purchase shares[1]		
20 April 2001	€134.34	€44.78
4 March 2002	€156.28	€52.09
15 October 2002	€124.76	€41.59
AGM of 03/06/2003 Options to purchase shares		
4 July 2003	€121.21	€40.40
15 December 2004	€133.28	€44.43

1. Only options to subscribe for new shares were allotted pursuant to this authorisation.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Hermès International's current Articles of Association are brief and concise (13 pages) and do not replicate in full all provisions of the applicable laws. This has therefore avoided the need to amend the Articles of Association or to redraft then entirely in the case of significant changes in company law, such as those recently enacted for French companies.

We ask, however, that you approve the following revisions:

– change in the wording of Article 7, *"Capital Increases and Reductions"* and Article 8, *"Payment for Shares"* in keeping with the reform of the law on capital increases as a result of Order No. 2004-604 of 24 June 2004 reforming the law on negotiable securities. The proposed wording (i) makes the distinction between *"délégation de compétence"* (delegation of authority) and *"délégation de pouvoirs"* (delegation of power) that was introduced by the Order; and (ii) expressly states that the capital may be increased by issuing preference shares;

– amend Article 9, *"Form of the Shares"*, to reflect the fact that SICOVAM has been replaced by Euroclear;

– update Article 11, *"Ownership Threshold Disclosures"*, to replace the sections of the abrogated 1966 law with the corresponding sections of the Code de Commerce, and delete the reference to "the official stock exchange, the Second Marché or the over-the-counter market of a stock exchange in France or abroad" and replace it with the wording used by Article L 233-7 of the Code de Commerce applicable to ownership threshold disclosures required by law and those required by the Articles of Association. We also deem it advisable:

• to change the period of time within which the ownership threshold disclosure must be reported under the Articles of Association such that it is consistent with the period required by law, i.e. by reducing the period of fifteen days stipulated by the Articles of Association to five trading days;

• to specify in the Articles of Association that the 0.5% ownership threshold disclosure requirement stipulated therein applies even beyond the 5% legal threshold;

– to amend Article 12, *"Rights and Obligations Attached to the Shares"* by giving the right to exercise voting rights at general meetings exclusively to the bare owner for all decisions other than appropriation of net income, such that the shareholders will be eligible for the exemptions provided by Law No. 2005-882 of 2 August 2005 in favour of small and mid-size companies;

– to alter Article 19, *"Deliberations of the Supervisory Board"*, by including the possibility for members of the Company's Supervisory Board to participate in Board meetings by videoconferencing or other means of telecommunication that enable them to be identified and to participate effectively. The purpose of this provision is to give the Company's Supervisory Board the same flexibility in conducting its meetings, using the same methods as those introduced by the so-called Breton Act (Act No. 2005-842 of 26 July 2005), which is aimed at increasing confidence in and modernising the economy, and applicable to the supervisory boards and boards of directors of *sociétés anonymes* (subject to those decisions for which the members are required to be physically present);

– to delete the reference to Mr Jean-Louis Dumas's status as active partner and, accordingly, to make the corresponding changes to Article 1, *"Form"*, Article 6, *"Share Capital - Contributions"*, and

Article 26, "*Appropriation and Distribution of Profits*".

We therefore propose to amend the Company's Articles of Association as indicated above, subject to prior approval of the said amendments by the partners of Émile Hermès SARL.

If you agree with our recommendations, we request that you vote in favour of the resolutions as submitted to you.



Annexes to the Management Report

Executive Management's Special Report on the Share Buyback Programme

In accordance with the provisions of Article L 225-209 of the Code de Commerce, we hereby present our report on the Company's purchases of its own shares during 2005, pursuant to the authorisations granted by the shareholders at the General Meetings indicated below:

Programme authorised by AGM of	8 June 2004 (effective until 2 June 2005)	2 June 2005 (effective since 3 June 2005)
Date of Executive Management decision	24 March 2004	24 March 2005
Date of certification of the prospectus by the AMF	12 May 2004	13 May 2005
AMF certification number	No. 04-404	No. 05-385
Maximum number of shares	10% of the share capital	10% of the share capital
Maximum amount authorised	550 million euros	650 million euros
Maximum purchase price	220 euros	240 euros

During the year ended 31 December 2005, the Executive Management carried out the transactions listed in the tables below under the share buyback programmes authorising the Executive Management to buy and to sell the Company's own shares under the terms of Article L 225-209 of the Code de Commerce.

	From 01/01/2005 to 02/06/2005	From 03/06/2005 to 31/12/2005	Total
Not covered by liquidity contract			
Number of shares registered in the Company's name as at 31 December 2004	354,782	–	354,782
Number of shares bought	321,890	145,704	467,594
Reason for purchase	Cancellation	Cancellation	Cancellation
Average purchase price	€152.29	€161.10	€155.04
Number of shares sold	–	–	–
Average selling price	–	–	–
Transaction costs (purchases/sales), excluding VAT	€87,061	€42,603	€129,664
Number of shares cancelled	634,672	60,171	694,843
Average price of cancelled shares	€140.04	€163.50	€142.07
Number of shares registered in the Company's name as at 31 December 2005	42,000	85,533	127,533
Number of shares:			
- Allotted to share purchase plans	42,000	–	42,000
- Cancelled	–	85,533	85,533
Net value at purchase price	€5,313,067	€13,634,478	€18,947,545
Net value at closing price	€8,874,600	€18,073,123	€26,947,723
Par value	€64,260	€130,865	€195,125
Percentage of share capital involved	0.12%	0.24%	0.35%
Covered by liquidity contract			
Number of shares registered in the Company's name as at 31 December 2004	–	–	–
Funds allocated (liquidity account)	–	€10,000,000	€10,000,000
Number of shares bought	–	110,343	110,343
Average purchase price	–	€177.79	€177.79
Number of shares sold	–	105,343	105,343
Average selling price	–	€178.32	€178.32
Number of shares registered in the Company's name as at 31 December 2005	–	5,000	5,000
Net value at purchase cost	–	€1,034,450	€1,034,450
Net value at closing price	–	€1,056,500	€1,056,500
Par value	–	€7,650	€7,650
Percentage of share capital involved	–	0.01%	0.01%

A report on any such transactions entered into since 1 January 2006 will be submitted to you at the Annual General Meeting convened in 2007 to approve the financial statements for the year ending 31 December 2006.

The Executive Management

Report from the Chairman of the Supervisory Board on the Conditions for Preparation and Organisation of the Supervisory Board's Work

In accordance with the applicable regulations and with the recommendations of the Autorité des Marchés Financiers, we hereby submit our report on the conditions for preparation and organisation of the Board's work and on the principles of corporate governance established and followed by the Company.

The Company follows the applicable recommendations contained to the AFEP/MEDEF report pertaining to corporate governance, to the extent that these can be applied to a *société en commandite par actions* (partnership limited by shares).

Composition of the Supervisory Board

The Supervisory Board comprises nine members: Mr Jérôme Guerrand, *Chairman*; Mr Maurice de Kervénoaël and Mr Ernest-Antoine Seillière, *Vice-Chairmen*; Mrs Agnès Harth, Ms Julie Guerrand, Mr Frédéric Dumas, Mr Renaud Momméja, Mr Jean-Claude Rouzaud and Mr Éric de Seynes. Mrs Nathalie Besombes, who is in charge of corporate legal matters, serves as Secretary of the Board under the Chairman's supervision.

In keeping with the ownership structure of the Company, which is majority-owned by the Hermès family, several years ago, the Supervisory Board was opened up to members who are not related to the Hermès family. Three Supervisory Board members – Messrs Maurice de Kervénoaël, Jean-Claude Rouzaud and Ernest-Antoine Seillière – have no ties to the Hermès family.

Operation of the Supervisory Board

The Supervisory Board has not established any rules of procedure, as its *modus operandi* are clearly delineated in the Company's Articles of Association. A summary of these rules is provided on page 242.

The Statutory Auditors and the Works Council representatives are systematically invited to attend all Supervisory Board meetings.

The Supervisory Board meets at least twice a year, as stipulated by the Articles of Association.

During 2005, the Supervisory Board met four times. All Supervisory Board members diligently attended the meetings. The average attendance rate was 93.33%.

In addition, as in previous years, the Chairman of the Supervisory Board was invited to attend all meetings of the Management Board of Émile Hermès SARL.

To ensure that Supervisory Board meetings are held in due and proper form, a file containing background documents on matters appearing on the agenda is sent out to each Supervisory Board member prior to each meeting.

Persons who are not Board members, in particular members of the Executive Committee, may be invited to attend Board meetings at the Chairman's discretion to provide any information that members of the Board might require to reach a full understanding of matters on the agenda that are technical in nature or require special expertise.

Minutes are drawn up at the end of each meeting and sent to all Board members, who are invited to comment. Any comments are discussed at the next Supervisory Board meeting, which approves the final text of the minutes of the previous meeting.

Role of the Supervisory Board

The primary role of the Supervisory Board of a *société en commandite par actions* (partnership limited by shares) is to maintain ongoing control over the Company's management in accordance with the law and with the Articles of Association.

In this respect, the Supervisory Board is responsible for assessing the advisability of strategic choices; monitoring the correctness of Executive Management's actions; ensuring equal treatment of all shareholders; and verifying the procedures implemented by the Company and by the Statutory Auditors to ensure the fairness and accuracy of the parent-company and consolidated financial statements.

To fulfil these obligations, every year, the Supervisory Board presents any comments it may have on the parent-company and consolidated financial statements, decides on the proposed appropriation of net income, and provides all recommendations and authorisations.

The Supervisory Board has delineated the due diligence procedures it carried out during the year ended 31 December 2005 in a report presented to the Annual General Meeting called to approve the financial statements (pages 57 to 59).

The functions exercised by the Supervisory Board do not entail any interference with the Executive Management, or any liability arising from the Management's actions or from the results of such actions.

Expense reimbursements

Supervisory Board members are reimbursed for travel, accommodation and restaurant expenses incurred thereby to attend the Supervisory Board meetings, upon presentation of substantiating documents or receipts.

There is a ceiling on such reimbursements.

Directors' fees

The Supervisory Board apportioned Directors' fees in the amount of 130,000 euros for 2005, as approved by a resolution adopted by the shareholders at the Ordinary General Meeting of 2 June 2005. The fees apportioned to each director are shown on page 27 of the Management Report.

The apportionment rules stipulate that Supervisory Board members who are employees of a Hermès Group company are not entitled to receive Directors' fees. In 2005, this rule applied only to Mrs Agnès Harth.

Special committees

In January 2005, the Supervisory Board created two special committees within the Supervisory Board: a Remuneration Committee and an Audit Committee.

• Remuneration Committee

The Remuneration Committee consists of the following members:

- Mr Ernest-Antoine Seillière, Chairman;
- Mr Bertrand Puech, member.

The missions of the Remuneration Committee are:

- to receive information and make recommendations on the terms and conditions of compensation paid to Executive Committee members;
- to receive information and make recommendations on the terms and conditions of any share purchase options granted to Executive Committee members;
- to ascertain that the remuneration of the Executive Chairmen complies with the provisions of the Articles of Association and the decisions made by the active partners.

The Remuneration Committee met twice during 2005. All members attended both meetings (the average attendance rate was 100%).

In 2005, the Remuneration Committee reviewed the following matters and issued recommendations thereon:

- 2005 compensation, 2004 bonuses and target

bonuses for 2005 for Executive Committee members;
– 2005 compensation for executive chairmen;
– review of the employment agreement of Mr Pierre-Alexis Dumas, Executive Committee member, pertaining to his provision as Group Artistic Director;
– terms and conditions applying to the retirement of Mr Jean-Louis Dumas.

• Audit Committee

The Audit Committee is composed of the following members:
– Mr Maurice de Kervénoaël, Chairman;
– Ms Julie Guerrand, member;
– Mr Charles-Éric Bauer, member;
– Mr Éric de Seynes, member.
The missions of the Audit Committee are:
– to review and comment on the Company's parent company and consolidated financial statements prior to approval by the Executive Management;
– to ascertain that the accounting methods applied are relevant and consistent;
– to verify that internal data collection and control procedures guarantee the quality of information provided;
– to review the work schedule and results of internal and external audit assignments;
– to undertake the special tasks assigned to it by the Supervisory Board.

The Audit Committee met twice during 2005. All members attended both meetings (the average attendance rate was 100%).

In 2005, the Audit Committee reviewed the following matters and issued recommendations thereon:
– organisation of the Hermès Group;
– internal control procedures;
– overview of rules applying to corporate governance and to the Audit Committee;
– drafting and approval of the Audit Committee's rules of procedure;
– review of consolidated financial statements for the six months to 30 June 2005;
– hearing the Statutory Auditors.

• Compensation of Committee members

Members of the Remuneration Committee and Audit Committee receive 5,000 euros per year and the chairmen of those committees receive 10,000 euros per year.

• Operation of the Committee

Each Committee meets when convened by its Chairman in writing or orally, at any location indicated in the notice of meeting.
The deliberations of each Committee meeting are recorded in minutes, which are entered into a special register and signed by the members in attendance.

The Chairman of the Supervisory Board

Executive Management's Report on Internal Control Procedures Instituted by the Company

The purpose of this report, which has been prepared in accordance with the provisions of Article L 621-18-3 of the Code Monétaire et Financier, is to describe the internal control procedures instituted by Hermès International.

Hermès International's internal control objectives are:

– to ensure that management actions or actions undertaken to carry out operations are conducted within the framework defined by the applicable laws and regulations and by the Group's internal rules and standards; and

– to ascertain that the Group's accounting, financial, and management information faithfully reflects its operations and financial position.

While the internal control system is designed to optimise the prevention and control of risks arising from the Company's operations and risks of errors or fraud in the areas of accounting and finance, it cannot absolutely guarantee that such risks will be completely eliminated.

This report describes the approach that Hermès International has adopted to comply with the *Loi de Sécurité Financière* (French Financial Security Act [LSF]), the Group's internal control organisation ("the internal control environment") and the main existing procedures.

Approach adopted by Hermès International under the LSF

In keeping with the spirit of the Loi de Sécurité Financière, Hermès International has undertaken a global approach designed to enable it formally to identify the main risks incurred by the Group and the appropriate controls for those risks. Group Internal Audit is in charge of a project that has been initiated to achieve these goals. The main focuses of this project are to analyse the major risks to which the Group is exposed and to strengthen internal control, primarily by developing self-assessment for the subsidiaries.

The first phase of the process entailed implementing a risk assessment procedure. A formal review of the Company was carried out to analyse the Group strategic, operational and functional processes within the Group's businesses.

Potential internal and external risks associated with each Group process were identified and assessed in terms of the scope and coverage of the exposure. This review was performed at the Group level, based on interviews with the heads of the functional departments and the main operating subsidiaries. The process was initiated in 2003-2004. In 2005, it was implemented across all Group production subsidiaries and existing risk mapping procedures were updated.

The second phase of the process was to ascertain that the risks identified are adequately covered by the Group's internal control system. An internal control self-assessment procedure was developed for this purpose, via questionnaires on key controls of the processes under review to be completed online by the subsidiaries. This system will in the future provide a way to assess the level of internal control within the subsidiaries and how operational and functional risks are handled at the appropriate level. If the controls assessed in this manner were found to be ineffective, the subsidiaries have drawn up an action plan to remedy the situation. Since 2004, a number of self-assessments have been carried out by all subsidiaries, and some of these have been audited by the Group's internal auditors. The risk identification process will continue in 2006 and subsequent years and will be updated on

a regular basis. New processes will be assessed by the subsidiaries and their answers to the self-assessment questionnaires will be partly or fully validated by on-site testing.
Lastly, the Statutory Auditors were informed of the status of the project through their participation in the Project Steering Committee.

A strong internal control environment

Hermès International has established a strong control environment underpinned by dedicated internal control units and a stringent internal control and financial information monitoring system.

• Internal control is organised around dedicated units

In 2005, the Hermès Group created an Audit Committee. Its missions and operation are described in the Report from the Chairman of the Supervisory Board on the Conditions for Preparation and Organisation of the Supervisory Board's work.
At the operational level, the main organisation in charge of internal control is the Group's Internal Audit unit, which reports to the General Management of Hermès International. The main functions of the Internal Audit unit are:
– to define, update and distribute internal control reference documentation for the Group;
– to carry out audits to ensure that the procedures in place are in compliance with the reference documentation.
Teams of auditors are also present in the Group's main subsidiaries, in France, the United States and Asia. Their goals and their work are coordinated by Hermès International's Internal Audit unit.
Hermès International's Treasury Security Committee, consisting of the Director of Finance and Administration, the Director of Treasury Security and the Director of Internal Audit, is in charge of both internal control and security of the Group's cash. This committee is responsible for establishing standards and procedures for security and cash management. In particular, it sets the procedures for opening and operating bank accounts to ensure that these procedures are subject to adequate controls and to ascertain that management decisions made by the Treasury Department are consistent with the cash investment and foreign exchange policy approved by the Supervisory Board.

• A stringent financial information control system

The preparation of financial information is closely controlled by several Group departments, using appropriate tools.
Within Hermès International's Financial Department, the Financial Control Department, the Management Control and Consolidation Department and the Financial Development Department are primarily responsible for the control of financial information.
The Financial Control Department manages financial information reported by the subsidiaries. Its main mission is to ensure that the subsidiaries' financial management is consistent with the goals set by the Group's General Management. This mission is carried out by working closely with, anticipating the needs of, and providing support to the Managing Directors and Finance Directors of the subsidiaries throughout the year.
The Management Control and Consolidation Department is responsible for preparation of financial information and for tracking the Group's profitability.
The Financial Development Department is responsible for tracking and financial control of

investments, for financial analysis of projects involving a financial commitment, and for developing financial tools.

Lastly, the Group's General Management periodically analyses the accounts of the subsidiaries and meets with the managers of the main subsidiaries to obtain status reports, to assess risks and to define any corrective measures required to achieve the stated goals.

Financial information preparation and control are facilitated by the use of systems adapted to the needs of Hermès International. Reporting by the subsidiaries to Hermès International, consolidation of the accounts and treasury operations are carried out using integrated software applications that facilitate centralisation of data.

Stringent internal control procedures

• Description of reference documents and general internal control procedures

Hermès International uses well-defined reference documentation for internal control. This is updated and supplemented on a regular basis. The main components of this documentation are the Group Manual of Procedures, which applies to all of the Group's companies, the Store Internal Control Manual for the distribution subsidiaries, and the Treasury Security Rules Manual.

The Group Manual of Procedures describes the following main procedures: Purchasing, Sales, Cash, Inventories, Fixed Assets, Human Resources, and Information Systems. The Store Internal Control Manual contains more operational internal control procedures for managing and controlling the stores. These apply mainly to account collections, sales, inventory management, and store security. This manual defines all tasks and controls that must be performed by store personnel.

In cash management, the Treasury Security Rules Manual details procedures for hedging currency risks, agreements relating to foreign exchange and current accounts, and procedures for short-term cash deposits. Hermès International has also established rules for opening and operating bank accounts, called Prudential Rules, to delineate the responsibilities of each party in this area. These rules, which are validated by the Supervisory Board, identify those authorised to operate bank accounts and the limits of their authority. In 2004, new rules were established to tighten controls on disbursements made by Group companies.

Lastly, most Group subsidiaries, with the approval of Hermès International, have drafted procedures pertinent to their specific activities or local situations.

General internal control procedures are supplemented by specific procedures, which enhance the reliability of published financial information.

• Description of procedures for preparation and control of financial information

Hermès International and its subsidiaries have several manuals pertaining to financial information preparation. The Group Chart of Accounts (French standards) sets out the rules for financial record-keeping. The Financial Manual contains all rules to be followed for financial reporting to Hermès International. The Group Manual of Procedures mentioned above also contains financial record-keeping procedures. Lastly, the Department of Management Control and Consolidation periodically issues instructions that are sent to the subsidiaries when the year-end accounts are closed and at other times on any topic related to financial information.

The reporting and consolidation procedures call for numerous controls at different levels, intended to ensure the reliability of financial information. Reliability in preparation of the consolidated accounts is ensured by the use of an integrated software system across the entire Group for both financial management and financial reporting. Moreover, at each year-end balance sheet date, the Managing Directors and Finance Directors of each subsidiary are now required to provide a letter of affirmation in which they guarantee the reliability of financial information and internal control.

Lastly, the overall reporting and consolidation process is reviewed on an annual basis for all the subsidiaries. This quality review of the year-end close and of the reporting of information to upper management looks at any problems that have been encountered and identifies areas that could be improved. The review report is submitted to the Managing Director for Finance and Administration.

Asset tracking procedures are also in place to monitor investments and cash.

Investments made by the Group and the subsidiaries are monitored by the Financial Development Department.

An investment authorisation procedure sets out the different stages of approving investment decisions, which must be supported by profitability forecasts.

All investments must then be approved by Hermès International's General Management.

Cash management is performed by Hermès International's Treasury Department. Hermès International's cash policy is detailed in the Notes to the Consolidated Financial Statements (Note 26).

Off-balance sheet commitments given or received by Hermès International are monitored by the appropriate offices according to the type of commitment.

• Transition of accounts to International Financial Standards (IFRS)

In 2002, the Group initiated a review on the implementation of IFRS. The Group has drawn up consolidated financial statements under IFRS for the year ended 31 December 2005. For purposes of comparison, the published financial statements for the year ended 31 December 2004 were also restated to comply with IFRS, with the exception of IAS 32 and IAS 39 on financial instruments, which were applied as at 1 January 2005 for the first time. Further details on the transition to IFRS are provided in the Notes to the Consolidated Financial Statements (Note 35).

• Controlling compliance with procedures

Hermès International has implemented a policy designed to ensure compliance with internal control procedures. Compliance with internal control standards, and in particular with the procedures described above, is verified through audits, conducted mainly by the Internal Audit unit.

Different types of audits are performed, including general internal control audits, treasury security audits, organisation audits, and special audits conducted at General Management's request. The subsidiaries are audited periodically on a rotating schedule for internal control audits and cash security audits. Upon completion of the audits, reports are prepared that contain the audit findings, identify risks and recommend solutions to remedy any problems. Proper implementation of the recommendations is verified during subsequent follow-up audits. The audit reports are provided to the managers of the audited subsidiaries or departments, and to the Group's General management.

Specialised audits are also conducted from time to time by the Company's different functional departments. These include environmental, legal, human resources, IT, industrial and other audits. In addition, each year, the Statutory Auditors review one or more aspects of the internal control system within the Group's main entities in order to adjust their audit work on the accounts.

They make recommendations on internal control based on their findings.

The Executive Management

The Supervisory Board members wish to express their great esteem for Mr Jean-Louis Dumas and their grateful recognition to him for the work he has accomplished under the Board's authority.

In accordance with legal and regulatory requirements, we hereby present our report for the year ended 31 December 2005.

We inform you that:

• the Executive Management has kept us regularly informed of the Company's business operations and results;

• the income statement, balance sheet and notes thereto have been provided to us as required by law;

• transactions subject to prior approval by the Supervisory Board under the terms of special provisions contained in the Company's Articles of Association have been duly approved by us, as described below;

• the Supervisory Board has met on a regular basis to decide on various matters within its exclusive competence under the terms of the Articles of Association.

1. Comments on the parent company financial statements and the consolidated financial statements

In view of the comprehensive review already provided, we have no specific comments on the business performance or on the financial statements for the year ended 31 December 2005.

We recommend that you approve the financial statements.

2. Appropriation of earnings

We recommend that you approve the proposed appropriation of earnings as set out in the Management Report, calling for payment of a net dividend of 2.50 euros per share effective as of 9 June 2006.

3. Recommendations and authorisations of the Supervisory Board

a) Related-party agreements

During the year ended 31 December 2005, the Executive Management informed us of and submitted to us for approval proposed agreements covered by the provisions of Articles L 226-10 and L 225-38 through L 225-43 of the Code de Commerce. The Statutory Auditors' Special Report gives a brief description of agreements approved during 2005 and previously authorised agreements which remained in effect during the financial year.

b) Other recommendations and authorisations

In 2005, the Supervisory Board:

– reviewed Executive Management's recommendations on cash flow optimisation for the Company;

– created an Audit Committee and a Remuneration Committee;

– duly noted that the foreign exchange risk management agreement and the Instrument of Assent signed by the subsidiaries was amended to take into account the impact of International Accounting Standards (IAS);

– approved the English translation of the "umbrella" guarantee for a maximum of 75 million euros in favour of HSBC bank to give access to Hermès International subsidiaries to an aggregate group bank facility of 75 million euros with said bank, which it had previously authorised at its meeting of 23 January 2003;

– decided on the proposed appropriation of earnings to be submitted to the Combined General Meeting of 2 June 2005;

– familiarised itself with the Supervisory Board Chairman's report on the conditions for preparation and organisation of the Supervisory Board's work and on the Executive Management's report on internal control;
– approved the proposed new wording of Article 3 of the Articles of Association of Émile Hermès SARL;
– duly noted the use of the share buyback programme authorised by the Annual General Meeting of 8 June 2004;
– issued a favourable opinion on the proposed resolutions submitted to the Combined General Meeting of 2 June 2005;
– reviewed documents on forecasting and planning;
– approved the principle of entering into an agreement for a period of one year, which is automatically renewable for a like period, under the terms of which Hermès International provides financial, administrative and legal services to Émile Hermès SARL, and subsequently duly noted the execution of this agreement;
– duly noted, on two occasions, the information submitted by the Legal Department on the corporate executive officers and Supervisory Board members' obligations to disclose transactions in the Company's shares;
– duly noted that security procedures (Prudential Rules) used within the group for systematic application of the dual signature requirement, pursuant to the Loi de Sécurité Financière, had been updated;
– duly noted the changes in the authorised ceilings on securities and currency transactions carried out by Hermès International;
– issued an opinion in favour of the dissolution of GC Real Estate by the transfer of all its corporate assets to Hermès International;
– reappointed Mr Jérôme Guerrand as Chairman of the Supervisory Board, with the same powers as previously, for the duration of his term of office as Supervisory Board member;
– appointed Mr Maurice de Kervénoaël and Mr Ernest-Antoine Seillière as Vice-Chairmen of the Supervisory Board, as stipulated by the Articles of Association, for the duration of their term of office as Supervisory Board members;
– confirmed the composition, responsibilities and operation of the Audit Committee and Remuneration Committee, and compensation payable to members of those committees, which was approved prior to the reappointment of Supervisory Board members;
– duly noted proposed investment projects;
– duly noted and approved the strategy proposed by the Executive Management with respect to Leica Camera AG;
– reviewed the rules for reimbursements for travel and accommodation expenses incurred by its members;
– approved a project to acquire a leather goods production facility in Savoie;
– duly noted Mr Jean-Louis Dumas' decision to resign as Executive Chairman;
– appropriated Directors' fees to be paid to Supervisory Board members;
– duly noted the information submitted by the Legal Department on regulations governing the use or disclosure of confidential information (insider trading);
– duly noted a presentation of Audit Committee proceedings.

4. Supervision exercised by the Supervisory Board

Stock option plans - Options exercised during 2005

At our meetings of 14 September 2005 and 25 January 2006, we duly noted the increases in the Company's capital effected as a result of the decision by a number of individuals to exercise their options under the stock option plans approved by the Executive Management on 28 September 1998, in accordance with the authorisation granted by the Extraordinary General Meeting of 25 May 1998.

Information on the number of shares issued during 2005 is provided on page 37 of the Management Report.

Cancellation of shares during 2005

At our meetings of 14 September 2005, we duly noted the reductions in share capital due to the cancellation of treasury stock resulting from a decision of the Executive Management, pursuant to the authorisations granted by the Extraordinary General Meetings of 8 June 2004 and 2 June 2005.

Information on the number of shares cancelled during 2005 is provided in the Executive Management's Report on the Share Buyback Programme in the Annexes to the Management Report, on page 48.

5. Opinion on proposed resolutions to be submitted to the Combined General Meeting of 6 June 2006

We are in favour of all the proposed resolutions.

This concludes our report on the information and opinions we considered necessary to bring to your attention in connection with the present General Meeting, and we recommend that you vote to approve all the resolutions submitted to you. •

The Supervisory Board

List of Corporate Appointments and Offices Held by the Executive Chairmen and Supervisory Board Members at Any Time During the Past Five Years

Jean-Louis Dumas

Date of birth: 2 February 1938

Offices and positions held during 2005

Company name	Form	Country	Office	Comments
Berfa	SC	France	Executive Manager	
Compagnie des Cristalleries de Saint-Louis	SACA	France	Director	
Compagnie Hermès de Participations	SAS	France	Representative of Hermès International, Chairman of the Management Board	
Émile Hermès	SARL	France	Executive Manager	
Gaulme	SACS	France	Vice-Chairman, Member of the Supervisory Board	
Hermès Interactif	SAS	France	Permanent Representative of Hermès International, Chairman	
Hermès Sellier	SACA	France	Director and Artistic Director	
Immauger	SCI	France	Permanent Representative of Hermès International, Executive Manager	
Isamyol 8	SAS	France	Permanent Representative of Hermès International, Chairman	
Isamyol 9	SAS	France	Permanent Representative of Hermès International, Chairman	
Isamyol 10	SAS	France	Permanent Representative of Hermès International, Chairman	
Isamyol 11	SAS	France	Permanent Representative of Hermès International, Chairman	
Isamyol 12	SAS	France	Permanent Representative of Hermès International, Chairman	
L'Oréal	SACA	France	Director and Member of the Management and Remuneration Committee	
Motsch George V	SAS	France	Permanent Representative of Hermès International, Chairman	
Peugeot SA	SACS	France	Member of the Supervisory Board	
SCI Auger-Hoche	SCI	France	Permanent Representative of Hermès International, Executive Manager	
SCI Boissy Belley	SCI	France	Permanent Representative of Hermès International, Executive Manager	Until 08/12/2005
SCI Boissy Bogny	SCI	France	Permanent Representative of Hermès International, Executive Manager	Until 08/12/2005
SCI Boissy les Mûriers	SCI	France	Permanent Representative of Hermès International, Executive Manager	
SCI Boissy Nontron	SCI	France	Permanent Representative of Hermès International, Executive Manager	
SCI Boissy Saint-Honoré	SCI	France	Permanent Representative of Hermès International, Executive Manager	Until 08/12/2005
SCI Briand Villiers I	SCI	France	Executive Manager	
SCI Briand Villiers II	SCI	France	Executive Manager	
SCI Edouard VII	SCI	France	Permanent Representative of Hermès International, Executive Manager	
SCI Les Jonquilles Soleil	SCI	France	Permanent Representative of Hermès International, Executive Manager	Until 08/12/2005
SCI Les Capucines	SCI	France	Permanent Representative of Hermès International, Executive Manager	As from 13/01/2005
Société Immobilière du Faubourg Saint-Honoré - SIFAH -	SCI	France	Executive Manager	
Sport-Soie	SACA	France	Chairman of the Board	
Hermès Grèce		Greece	Director	As from 18/07/2005
Hermès Greater China		Hong Kong	Chairman of the Board	
Hermès Japon		Japan	Chairman of the Board	
Hermès Retail (Malaysia)		Malaysia	Chairman of the Board	
Boissy Mexico		Mexico	Alternate Director	
Hermès de Paris (Mexico)		Mexico	Acting Director	
La Montre Hermes		Switzerland	Chairman of the Board	Until 21/04/2005
La Montre Hermès		Switzerland	Director	As from 21/04/2005

Offices and positions held during the previous four years and ending before 1 January 2005

Company name	Form	Country	Office	Comments
Gaumont	SACA	France	Director	
Les Tissages Perrin	SACA	France	Permanent Representative of Hermès International, Director	
Les Tissages Verel	SACA	France	Permanent Representative of Hermès International, Director	
SIN Rejac	SACA	France	Permanent Representative of Sport-Soie, Director	
Soficuir International	SACA	France	Permanent Representative of Sport-Soie, Director	
Leica Camera AG		Germany	Member of the Supervisory Board	
Financière Saint-Éloi		Luxembourg	Permanent Representative of Hermès International, Director	

List of Corporate Appointments and Offices Held by the Executive Chairmen *and Supervisory Board Members at Any Time During the Past Five Years*

Patrick Thomas

Date of birth: 16 June 1947

Offices and positions held during 2005

Company name	Form	Country	Office	Comments
Ateliers A.S.	SACA	France	Permanent Representative of Hermès International, Director	Until 14/09/2005
Ateliers A.S.	SACA	France	Permanent Representative of Sport-Soie, Director	As from 14/09/2005
Créations, Éditions d'Étoffes d'Ameublement, CEDA	SACA	France	Permanent Representative of Hermès International, Director	
Compagnie des Arts de la Table	SAS	France	Permanent Representative of Castille Investissements, Member of the Management Board	Until 21/06/2005
Compagnie des Cristalleries de Saint-Louis	SACA	France	Permanent Representative of Hermès International, Director	
Compagnie Hermès de Participations	SAS	France	Corporate Officer	
Ganterie de Saint-Junien	SAS	France	Permanent Representative of Hermès International, Member of the Management Board	Until 24/06/2005
GC Real Estate	SAS	France	Permanent Representative of Virifran, Member of the Management Board	Until 21/06/2005
Gaulme	SACS	France	Member of the Supervisory Board	As from 02/11/2005
Héraklion	SAS	France	Permanent Representative of Hermès International, Member of the Management Board	
Hermès Interactif	SAS	France	Corporate Officer	
Holding Textile Hermès	SAS	France	Chairman of the Management Board	
Immauger	SCI	France	Permanent Representative of Hermès International, Executive Manager	As from 13/01/2005
Isamyol 13	SAS	France	Permanent Representative of Hermès International, Chairman of the Management Board	
Isamyol 14	SAS	France	Permanent Representative of Hermès International, Chairman of the Management Board	
Isamyol 15	SAS	France	Permanent Representative of Hermès International, Chairman of the Management Board	
Isamyol 16	SAS	France	Permanent Representative of Hermès International, Chairman of the Management Board	
Isamyol 17	SAS	France	Permanent Representative of Hermès International, Chairman of the Management Board	
Isamyol 18	SAS	France	Permanent Representative of Hermès International, Chairman of the Management Board	
John Lobb	SACA	France	Permanent Representative of Hermès International, Director	
La Manufacture de Seloncourt	SAS	France	Permanent Representative of Sport-Soie, Member of the Management Board	Until 24/06/2005
Massilly Holding	SA	France	Vice-Chairman and Member of the Supervisory Board	
Maroquinerie de Sayat (formerly Bagages et Cuirs)	SAS	France	Permanent Representative of La Compagnie Hermès de Participations, Member of the Management Board	Until 24/06/2005
Motsch George V	SAS	France	Permanent Representative of Hermès International, Chairman	As from 13/01/2005
SC Honossy	SC	France	Permanent Representative of Hermès International, Executive Manager	As from 13/01/2005
SCI Auger-Hoche	SCI	France	Permanent Representative of Hermès International, Executive Manager	As from 13/01/2005
SCI Boissy Belley	SCI	France	Permanent Representative of Hermès International, Executive Manager	As from 13/01/2005
SCI Boissy Belley	SCI	France	Permanent Representative of Hermès International, Executive Manager	Until 08/12/2005
SCI Boissy Bogny	SCI	France	Permanent Representative of Hermès International, Executive Manager	As from 13/01/2005
SCI Boissy Bogny	SCI	France	Permanent Representative of Hermès International, Executive Manager	Until 08/12/2005
SCI Boissy les Mûriers	SCI	France	Permanent Representative of Hermès International, Executive Manager	As from 13/01/2005

Company name	Form	Country	Office	Comments
SCI Boissy Nontron	SCI	France	Permanent Representative of Hermès International, Executive Manager	As from 13/01/2005
SCI Boissy Saint-Honoré	SCI	France	Permanent Representative of Hermes International, Executive Manager	As from 13/01/2005
SCI Boissy Saint-Honore	SCI	France	Permanent Representative of Hermès International, Executive Manager	Until 08/12/2005
SCI Edouard VII	SCI	France	Permanent Representative of Hermès International, Executive Manager	As from 13/01/2005
SCI Les Capucines	SCI	France	Permanent Representative of Hermès International, Executive Manager	As from 13/01/2005
SCI Les Jonquilles Soleil	SCI	France	Permanent Representative of Hermès International, Executive Manager	As from 13/01/2005
SCI Les Jonquilles Soleil	SCI	France	Permanent Representative of Hermès International, Executive Manager	Until 08/12/2005
Sport-Soie	SACA	France	Permanent Representative of Holding Textile Hermès, Director	
Leica Camera AG		Germany	Member of the Supervisory Board	
Hermès Australia		Australia	Chairman	
Hermès Benelux		Belgium	Director	
Hermès do Brasil		Brazil	Member of the Consultative Committee	
Hermès Canada		Canada	Director	
Saint-Honoré Chile		Chile	Acting Director	
Saint-Honoré Shanghai		China	Director	
Hermès Korea		South Korea	Chairman and Legal Representative	
Hermès Korea Travel Retail		South Korea	Chairman and Legal Representative	
Hermès Iberica		Spain	Director	
Hermès Holding US		USA	Chairman	
Hermès of Hawaï		USA	Chairman	
Hermès of Paris		USA	Chairman	
Hermtex		USA	Chairman	
Hermès Grèce		Greece	Director	As from 18/07/2005
Hermès Greater China		Hong Kong	Director	
Herlee		Hong Kong	Chairman and Director	
John Lobb Limited		Hong Kong	Director	
Hermès Italie		Italy	Director	
Hermès Japon		Japan	Director	
John Lobb Japan		Japan	Director	
Boissy Mexico		Mexico	Acting Director	
Hermès de Paris (Mexico)		Mexico	Acting Director	
Hermès Monte Carlo		Principality of Monaco	Permanent Representative of Sport-Soie, Director	
Hermès Prague		Czech Republic	Member of the Supervisory Board	
Hermès GB Limited		United Kingdom	Director	
Hermès South East Asia		Singapore	Director	
Hermès Singapore Retail		Singapore	Director	
Boissy Retail		Singapore	Chairman	
Saint-Honoré (Bangkok)		Thailand	Acting Director	

Offices and positions held during the previous four years and ending before 1 January 2005

Company name	Form	Country	Office	Comments
Hermès International	SCA	France	Managing Director	
William Grant and Sons		United Kingdom	Chairman	

List of Corporate Appointments and Offices Held by the Executive Chairmen and Supervisory Board Members at Any Time During the Past Five Years

Jérôme Guerrand

Date of birth: 15 October 1944

Offices and positions held during 2005

Company name	Form	Country	Position held in 2005	Comments
Antonino	SCI	France	Executive Manager	
Comptoir Nouveau de la Parfumerie	SACS	France	Vice-Chairman and Member of the Supervisory Board	
Compagnie des Arts de la Table	SAS	France	Permanent Representative of Hermès Sellier, Acting Director	Until 21/06/2005
Hermès Sellier	SACA	France	Director	
J.L. & Co		United Kingdom	Director	
Morethanhotels Limited		United Kingdom	Director	

Offices and positions held during the previous four years and ending before 1 January 2005

N/A

Frédéric Dumas

Date of birth: 13 May 1946

Offices and positions held during 2005

Company name	Form	Country	Office	Comments
Comptoir Nouveau de la Parfumerie	SACS	France	Member of the Supervisory Board	
Dobropol	SARL	France	Executive Manager	
Flèches	SC	France	Executive Manager	
Sagaie	SC	France	Managing Partner	As from 15/04/2005

Offices and positions held during the previous four years and ending before 1 January 2005

N/A

Julie Guerrand

Date of birth: 26 February 1975

Offices and positions held during 2005

Company name	Form	Country	Office	Comments
Antonino	SCI	France	Executive Manager	
Jerocaro	SCI	France	Executive Manager	
La Mazarine-SCIFAH	SCI	France	Executive Manager	
SCI Apremont	SCI	France	Executive Manager	
SCI Briand Villiers I	SCI	France	Executive Manager	
SCI Briand Villiers II	SCI	France	Executive Manager	
SCTI	SARL	France	Executive Manager	
Société Immobilière du Dragon	SCI	France	Executive Manager	
Val d'Isère Carojero	SCI	France	Executive Manager	

Offices and positions held during the previous four years and ending before 1 January 2005

Company name	Form	Country	Office	Comments
Rothschild & Cie	SCS	France	Executive Assistant	
Rothschild & Cie	SCS	France	Authorised Representative	
Rothschild & Cie	SCS	France	Deputy Director	

Agnès Harth

Date of birth: 4 October 1944

Offices and positions held during 2005

Company name	Form	Country	Office	Comments
Cintaphée	SC	France	Executive Manager	
Compagnie des Arts de la Table	SAS	France	Director of Design and Heritage	
Émile Hermès	SARL	France	Member of the Management Board	
Hermès Sellier	SACA	France	Director	
Sirano	SC	France	Executive Manager	

Offices and positions held during the previous four years and ending before 1 January 2005

N/A

Maurice de Kervénoaël

Date of birth: 28 September 1936

Offices and positions held during 2005

Company name	Form	Country	Office	Comments
Charles Riley Consultants International	SACA	France	Director	
Comptoir Nouveau de la Parfumerie	SACS	France	Chairman of the Supervisory Board	
Irus	SACS	France	Chairman of the Supervisory Board	Until 30/06/2005
Laurent-Perrier	SACS	France	Chairman of the Supervisory Board	As from 07/07/2005
MDK Consulting	EURL	France	Executive Manager	
Onet	SACS	France	Member of the Supervisory Board	
SIA Groupe SA	SACS	France	Chairman and Member of the Supervisory Board	

Offices and positions held during the previous four years and ending before 1 January 2005

Company name	Form	Country	Office	Comments
Alsatia	SACS	France	Member of the Supervisory Board	
Panzani	SAS	France	Director	
Royal Canin	SA	France	Director	
Saupiquet	SA	France	Director	
Quick		Belgium	Director	
Fontvella		Spain	Director	
Italaquae		Italy	Director	

List of Corporate Appointments and Offices Held by the Executive Chairmen and Supervisory Board Members at Any Time During the Past Five Years

Renaud Momméja

Date of birth: 20 March 1962

Offices and positions held during 2005

Company name	Form	Country	Office	Comments
Altizo	SC	France	Executive Manager and Majority Owner	
Marketing Marand Momméja Associés Marketing Consultants		France	Associate Director	
Comptoir Nouveau de la Parfumerie	SACS	France	Member of the Supervisory Board	
Newsport	SACS	France	Permanent Representative of Altizo, Member of the Supervisory Board	
Lor	SC	France	Co-Executive Manager	
Pollux et Consorts	SAS	France	Member of the Management Committee	
SARL Tolazi	SARL	France	Executive Manager	
SCI Briand Villiers I	SCI	France	Executive Manager	
SCI Briand Villiers II	SCI	France	Executive Manager	
J.L. & Co		United Kingdom	Director	
Catapult Asset Management		United Kingdom	Director	As from 29/06/2005

Offices and positions held during the previous four years and ending before 1 January 2005

Company name	Form	Country	Office	Comments
Abrilot (merged into Pollux et Consorts)	SC	France	Co-Executive Manager	
BMW France	SA	France	Advertising Director	
Carat Local Agence Conseil Media	SAS	France	Director of Sales	
Carat Sud Ouest	SAS	France	Director	
Sport 4 Fun	SAS	France	Member of the Board of Directors	

Jean-Claude Rouzaud

Date of birth: 16 March 1942

Offices and positions held during 2005

Company name	Form	Country	Office	Comments
Altizo	SC	France	Executive Manager and Majority Owner	
Camar	SC	France	Executive Manager	
Champagne Deutz et Grands Vins	SA	France	Chairman & CEO	
Champagne Louis Roederer	SA	France	Managing Director and Director	
Ferme de Lierru (formerly Haras des Rouges Terres)	SC	France	Executive Manager	
Roederer Distribution	SNC	France	Non-shareholder Manager	
Société Civile du Château Haut Beauséjour	SC	France	Executive Manager	
Société Civile La Salle Saint-Estephe	SC	France	Executive Manager	
Société d'exploitation des vignobles de l'ancien monde	SCEA	France	Executive Manager	

Company name	Form	Country	Office	Comments
SCI d'Aria Marina	SCI	France	Executive Manager	
Société Maison Descaves	SA	France	Permanent Representative of Champagne Louis Roederer, Director	
T.Roederer et Cie	SAS	France	Chairman of the Management Committee	

Offices and positions held during the previous four years and ending before 1 January 2005

N/A

Ernest-Antoine Seillière

Date of birth: 20 December 1937

Offices and positions held during 2005

Company name	Form	Country	Office	Comments
Bureau Veritas	SACS	France	Permanent Representative of Oranje Nassau Groep BV, Member of the Supervisory Board	Until 27/06/2005
Bureau Veritas	SACS	France	Member of the Supervisory Board	As from 27/06/2005
Cap Gemini	SACA	France	Director, Vice-Chairman of the Board	
Editis Holding	SACS	France	Member of the Supervisory Board	
Legrand Holding	SACA	France	Chairman of the Board	
Gras Savoye & Cie	SCA	France	Member of the Supervisory Board	
Peugeot SA	SACS	France	Member of the Supervisory Board	
Société Lorraine de Participations Sidérurgiques	SACA	France	Chairman of the Board and Managing Director	
Wendel Investissement	SACA	France	Chairman of the Board and Managing Director	Until 31/05/2005
Wendel Investissement	SACS	France	Chairman of the Supervisory Board	As from 31/05/2005
Wendel-Participations	SNC	France	Permanent Representative of Société Lorraine de Participations Sidérurgiques, Managing Partner	
Lumina Parent		Luxembourg	Chairman of the Board	
Oranje Nassau Groep BV		Netherlands	Chairman of the Supervisory Board	
Sofisamc		Switzerland	Director	

Offices and positions held during the previous four years and ending before 1 January 2005

Company name	Form	Country	Office	Comments
Bureau Veritas	SACS	France	Permanent Representative Société Sofiservice, Member of the Supervisory Board	
Biomerieux Pierre Fabre	SACS	France	Vice-Chairman of the Supervisory Board	
Société Générale	SACA	France	Director	
Stallergenes	SACA	France	Permanent Representative of Compagnie Financière de la Trinité, Director	
Valeo	SACS	France	Member of the Supervisory Board	
Trader Classified Media		Netherlands	Chairman of the Supervisory Board	

List of Corporate Appointments and Offices Held by the Executive Chairmen and Supervisory Board Members at Any Time During the Past Five Years

Éric de Seynes
Date of birth: 9 June 1960

Offices and positions held during 2005

Company name	Form	Country	Office	Comments
Brame et Lorenceau	SACA	France	Director	
CLMC	SC	France	Executive Manager	
Editions Signes de Caractères	SARL	France	Executive Manager	
Groupe Option	SAS	France	Chairman	
Hermès Sellier	SACA	France	Director	
Les Producteurs	SACA	France	Director	
Option Organisation	SA	France	Chairman	
Option Presse	SAS	France	Chairman	
Option Sports Evénements	SAS	France	Chairman	
SCP Place des Vosges	SC	France	Member of the Management Board	
SFERIC	SC	France	Executive Manager	
Société Immobilière Groupe Option	SAS	France	Chairman	
Suntseu	SA	France	Director	
Alcopa		Belgium	Advisory Board Member	

Offices and positions held during the previous four years and ending before 1 January 2005

Company name	Form	Country	Office	Comments
Yamaha Motor France	SA	France	Director of Sales and Marketing	
Yamaha Motor Europe		Netherlands	Member of Marketing Coordination, Distribution and Product Development Committees	

Five-year Summary of Financial Data

	2001	2002	2003	2004	2005
Capital at year-end					
Share capital (in thousands of euros)	56,366	56,381	56,511	56,575	[illegible]
Number of shares in issue	36,840,677	36,850,272	36,935,004	36,977,172	[illegible]

Income statement data

(in thousands of euros)

	2001	2002	2003	2004	2005
Sales excluding VAT	38,723	41,487	40,375	43,113	[illegible]
Income before tax, employee profit-sharing, depreciation, amortisation and provisions	139,218	181,259	183,994	233,675	[illegible]
Corporate income tax	(69)	(1,149)	(1,776)	(11,074)	[illegible]
Employee profit sharing	1,082	1,286	1,373	1,465	[illegible]
Income after tax, employee profit-sharing, depreciation, amortisation and provisions	142,598	174,747	167,786	213,566	[illegible]
Profits distributed as dividends (including treasury stock)	56,216	61,974	63,914	75,385	[illegible]

Per-share data

(in euros)

	2001	2002	2003	2004	2005
Income after tax and employee profit-sharing but before depreciation, amortisation and provisions	3.75	4.92	4.99	6.56	[illegible]
Income after tax, employee profit-sharing, depreciation, amortisation and provisions	3.87	4.74	4.54	5.78	[illegible]
Net dividend paid per share	1.50	1.65	1.70	2.00	[illegible]

Personnel

	2001	2002	2003	2004	2005
Number of employees (permanent staff on the payroll at end of period)	149	162	169	175	[illegible]
Total payroll costs for the year (in thousands of euros)	10,558	12,524	16,672	15,636	[illegible]
Employee benefits paid during the year (in thousands of euros)	8,088	8,100	5,918	9,058	[illegible]

* Subject to approval by the Combined General Meeting of 6 June 2006.

Consolidated Financial Statements



Consolidated Income Statement

in millions of euros

	2005	2004
Sales (notes 18 and 19)	1,427.4	**1,331.4**
Cost of sales	(498.6)	(463.4)
Gross profit (note 20)	928.8	**868.0**
Selling, marketing and administrative expenses (note 21)	[illegible]	(462.9)
Other income and expense (note 23)	[illegible]	(48.0)
Operating income	383.5	**357.1**
Net financial income (note 24)	[illegible]	7.5
Income before tax	387.4	**364.6**
Corporate income tax (note 25)	[illegible]	(125.2)
Share of net income of associates (note 8)	[illegible]	(21.0)
CONSOLIDATED NET INCOME	251.8	**218.4**
Minority interests (note 14)	[illegible]	(4.5)
NET INCOME – GROUP'S SHARE	247.0	**213.9**
Earnings per share (in euros) (note 32)	[illegible]	5.83
Diluted earnings per share (in euros) (note 32)	6.79	**5.83**

Consolidated Balance Sheet as at 31 December 2005

ASSETS

in millions of euros

	31/12/2005			01/01/2005	31/12/2004
	Gross	**Depreciation, amortisation and provisions**	**Net**	**Net***	**Net**
Non-current assets	1,205.7	429.6	776.1	**660.9**	**661.1**
Goodwill (note 7)	[illegible]	[illegible]	[illegible]	18.8	18.8
Intangible assets (note 3)	[illegible]	[illegible]	[illegible]	24.1	24.1
Property, plant and equipment (note 4)	[illegible]	[illegible]	[illegible]	450.7	450.7
Investment property (note 5)	[illegible]	[illegible]	[illegible]	4.1	4.1
Available-for-sale securities (note 9)	[illegible]	[illegible]	[illegible]	9.2	9.2
Held-to-maturity securities (note 9)	[illegible]		[illegible]	23.2	26.4
Investments in associates (note 8)	[illegible]		[illegible]	28.4	28.4
Loans and deposits (note 10)	[illegible]	[illegible]	[illegible]	12.5	12.5
Deferred tax assets (note 25)	[illegible]		[illegible]	89.9	86.9
Current assets	1,249.7	132.2	1,117.5	**1,084.1**	**1,068.9**
Inventories and work in progress (note 11)	[illegible]	[illegible]	[illegible]	290.2	290.2
Trade receivables (note 12)	[illegible]	[illegible]	[illegible]	111.6	114.7
Current tax receivables (notes 12-25)	[illegible]		[illegible]	6.8	6.8
Other receivables (note 12)	[illegible]	[illegible]	[illegible]	37.5	48.5
Financial instruments at fair value (note 26)	[illegible]		[illegible]	29.3	-
Cash and cash equivalents (notes 13-26)	[illegible]		[illegible]	608.7	608.7
TOTAL ASSETS	2,455.4	561.8	1,893.6	**1,745.0**	**1,730.0**

* Opening balance sheet based on 31 December 2004 closing date, after impact of IAS 32 and IAS 39 on financial instruments.

LIABILITIES AND SHAREHOLDERS' EQUITY

Before appropriation

in millions of euros

	31/12/2005	01/01/2005*	31/12/2004
Shareholders' equity	1,410.5	**1,291.9**	**1,286.4**
Share capital	[illegible]	56.6	56.6
Share premium	[illegible]	32.6	32.6
Treasury stock	[illegible]	(45.2)	(45.2)
Reserves	[illegible]	1,011.4	1,020.1
Translation adjustment	[illegible]	(11.3)	(11.3)
Derivatives – share included in equity	[illegible]	16.7	–
Net income for the year	[illegible]	213.9	213.9
Minority interests (note 14)	[illegible]	17.2	19.7
Non-current liabilities	99.3	**108.6**	**97.3**
Borrowings and debt (note 26)	[illegible]	39.8	37.3
Provisions (note 15)	[illegible]	3.2	3.2
Post-employment and other employee benefits (note 16)	[illegible]	23.9	23.9
Deferred tax liabilities (note 25)	[illegible]	16.5	7.7
Other non-current liabilities (note 17)	[illegible]	25.2	25.2
Current liabilities	383.8	**344.5**	**346.3**
Borrowings and debt (note 26)	[illegible]	53.9	53.9
Provisions (note 15)	[illegible]	10.8	12.4
Post-employment and other employee benefits (note 16)	[illegible]	2.5	2.5
Trade payables (note 17)	[illegible]	142.9	143.1
Financial instruments at fair value (note 26)	[illegible]	–	–
Current tax liabilities (notes 17-25)	[illegible]	23.8	23.8
Other current liabilities (note 17)	[illegible]	110.6	110.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,893.6	**1,745.0**	**1,730.0**

* Opening balance sheet based on 31 December 2004 closing date, after impact of IAS 32 and IAS 39 on financial instruments.

The positive 16.3 million euro translation adjustment comprises positive balances of 12.4 million euros relating to Asia excluding Japan, 5.9 million euros for the Americas, 3.6 million euros for the euro zone, and 0.3 million euros for the other European countries, and a negative balance of 5.9 million euros for Japan.

Statement of Changes in Consolidated Shareholders' Equity

Before appropriation

	Share capital	Share premium	Treasury stock	Consolidated reserves
As at 1 January 2004 pro forma IFRS	**56.5**	**30.3**	**(26.9)**	**1,083.9**
Movements				
Change in share capital and share premium	0.1	2.3	–	–
Purchase or sale of treasury stock	–	–	(18.3)	–
Consolidated net income for the year	–	–	–	–
Dividends paid	–	–	–	(63.5)
Change in translation adjustments	–	–	–	–
Change in minority interests	–	–	–	–
Other	–	–	–	(0.3)
As at 31 December 2004 pro forma IFRS	**56.6**	**32.6**	**(45.2)**	**1,020.1**
Movements				
Financial instruments (IAS 32/39)	–	–	–	(8.7)
As at 1 January 2005 pro forma IFRS	**56.6**	**32.6**	**(45.2)**	**1,011.4**
Movements				
Change in share capital and share premium	0.1	3.7	–	–
Purchase or sale of treasury stock	–	–	(73.5)	–
Appropriation of net income for the year	–	–	–	213.9
Consolidated net income for the year	–	–	–	–
Dividends paid	–	–	–	(74.0)
Change in translation adjustments	–	–	–	–
Derivatives included in equity	–	–	–	–
Change in minority instruments	–	–	–	–
Cancellation of treasury stock	(1.1)	–	98.7	(97.6)
Other	–	–	–	(0.2)
As at 31 December 2005	**55.6**	**36.3**	**(20.0)**	**1,053.5**

As at 31 December 2005, the share capital of Hermès International was made up of 36,333,854 shares with a par value of 1.53 euros each. Of these, 132,533 were treasury stock.

In 2005, the share capital changed as follows:
– it was increased by 79,000 euros (51,525 shares) due to the exercise of stock options by Hermès Group employees;
– it was reduced by 1,062,000 euros following the cancellation of 694,843 treasury stock.

It is specified that no shares are reserved for issuance under options or sales contracts.

in millions of euros

	Current year's net income – Group's share	Derivatives	Translation adjustments	Shareholders' equity – Group's share	Minority interests	Shareholders' equity	Number of shares outstanding
	–	**–**	**–**	**1,143.8**	**18.2**	**1,162.0**	**36,935,004**
	–	–	–	2.4	–	2.4	42,168
	–	–	–	(18.3)	–	(18.3)	–
	213.9	–	–	213.9	–	213.9	–
	–	–	–	(63.5)	–	(63.5)	–
	–	–	(11.3)	(11.3)	–	(11.3)	–
	–	–	–	–	1.5	1.5	–
	–	–	–	(0.3)	–	(0.3)	–
	213.9	**–**	**(11.3)**	**1,266.7**	**19.7**	**1,286.4**	**36,977,172**
	–	16.7	–	8.0	(2.5)	5.5	–
	213.9	**16.7**	**(11.3)**	**1,274.7**	**17.2**	**1,291.9**	**36,977,172**
	–	–	–	3.8	–	3.8	51,525
	–	–	–	(73.5)	–	(73.5)	–
	(213.9)	–	–	–	–	–	–
	247.0	–	–	247.0	–	247.0	–
	–	–	–	(74.0)	–	(74.0)	–
	–	–	27.6	27.6	–	27.6	–
	–	(16.4)	–	(16.4)	–	(16.4)	–
	–	–	–	–	4.3	4.3	–
	–	–	–	–	–	–	(694,843)
	–	–	–	(0.2)	–	(0.2)	–
	247.0	**0.3**	**16.3**	**1,389.0**	**21.5**	**1,410.5**	**36,333,854**

Changes in translation adjustments in 2005 relate mainly to the following:

in millions of euros

Negative translation adjustment differences	
Swiss franc	(0.9)
Japanese yen	(0.4)
Sub-total	*(1.3)*
Positive translation adjustment differences	
US dollar	9.9
Hong Kong dollar	6.3
Singapore dollar	5.7
Korean won	3.2
Euro zone	1.6
Canadian dollar	0.6
Pound sterling	0.4
Australian dollar	0.3
Other currencies	0.9
Sub-total	*28.9*
Total	**27.6**

Statement of Cash Flows

Before appropriation

in millions of euros

	2005	2004
OPERATING CASH FLOW*	310.8	**291.7**
OPERATING CASH FLOW BEFORE COST OF DEBT AND CURRENT TAX CHARGE	443.3	**406.8**
Inventories and work in progress	(24.7)	(12.4)
Trade receivables	(0.5)	(12.2)
Other receivables (excluding current tax charge)	(5.5)	(0.3)
Trade payables	3.4	14.3
Other liabilities and miscellaneous items (excluding current tax charge)	(4.7)	10.7
Change in fair value of derivatives	3.2	–
Change in operating working capital	(28.8)	**0.1**
CASH FLOW FROM OPERATING ACTIVITIES	414.5	**406.9**
Cost of net debt	3.8	7.3
Corporate income tax paid	(113.2)	(133.1)
NET CASH FLOW FROM OPERATING ACTIVITIES	305.1	**281.1**
Acquisitions of intangible assets	(9.0)	(7.3)
Acquisitions of property, plant and equipment	(90.5)	(95.4)
Acquisitions of investments in associates	(13.8)	(17.2)
Acquisitions of other long-term investments	(24.3)	(12.0)
Amounts payable relating to fixed assets	(1.1)	0.8
Proceeds on disposals	1.3	0.6
CASH USED IN INVESTING ACTIVITIES	(142.8)	**(130.5)**
Dividends paid	(76.5)	(64.8)
Increase/(decrease) in shareholders' equity	(70.0)	(16.5)
CASH USED IN FINANCING ACTIVITIES	(146.5)	**(81.3)**
Effect of changes in the scope of consolidation	(0.4)	(0.5)
Effect of foreign exchange differences	10.4	(0.1)
CHANGE IN NET CASH POSITION	25.8	**68.7**

Net cash position at 1 January**	517.5	448.8
Net cash position at 31 December**	543.3	517.5
CHANGE IN NET CASH POSITION	25.8	**68.7**

* Calculation of operating cash flow

in millions of euros

	2005	2004
Net income - Group's share	247.0	**213.9**
Depreciation and amortisation	[illegible]	50.0
Impairment losses	[illegible]	3.3
Derivatives marked to market	[illegible]	-
Change in provisions	[illegible]	(2.2)
Share in net income/(losses) of associates	[illegible]	21.0
Minority interests	[illegible]	4.5
Capital gains and losses on disposals	[illegible]	1.0
Deferred tax	[illegible]	0.1
Other	[illegible]	0.1
OPERATING CASH FLOW	310.8	**291.7**
Cost of net debt	[illegible]	(7.3)
Current tax charge	[illegible]	122.4
OPERATING CASH FLOW before cost of net debt and current tax charge	443.3	**406.8**

** Reconciliation of net cash position at 31 December

in millions of euros

	31/12/2005	01/01/2005	31/12/2004
Cash and cash equivalents	[illegible]	608.7	608.7
Borrowings and debt	[illegible]	(91.2)	(91.2)
NET CASH AND NET CASH EQUIVALENTS	543.3	**517.5**	**517.5**
Liabilities relating to commitments to buy out minority shareholders	[illegible]	(2.5)	-
NET CASH ON THE CONSOLIDATED BALANCE SHEET	540.1	**515.0**	**517.5**

NOTE 1 - ACCOUNTING POLICIES

The Hermès Group's consolidated financial statements for the year ended 31 December 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as of 31 December 2005. Under European Regulation 1606/2002 of 19 July 2002, companies listed on a regulated stock exchange in one of the European Union member states are required to present their consolidated financial statements for financial years commencing on or after 1 January 2005 in accordance with IFRS.

Amendment to IAS 39, "Cash Flow Hedge Accounting of Forecast Intragroup Transactions", which is mandatory as from 1 January 2006, has been applied as from 1 January 2005. As of the closing date of these consolidated financial statements, the following standards and interpretations had been issued, but their application was not yet effective:

- IFRIC 4 – Determining whether an Arrangement Contains a Lease;
- IFRIC 5 – Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds;
- IFRS 7 – Financial Instruments: Disclosures.

The adoption of these standards and interpretations will have no material impact on the future publication of the Group's consolidated financial statements.

NOTE 1.1 - PRESENTATION OF COMPARATIVE INFORMATION

2004 comparative financial statements under IFRS

Comparative financial information for 2004 has been drawn up under IFRS and prepared by applying to 2004 figures the IFRS standards and interpretations that the Hermès Group has applied in preparing its consolidated financial statements for the year ended 31 December 2005.

It shows the impact of the transition to IFRS on:

- the balance sheet as of the transition date, i.e. 1 January 2004;
- the income statement for the year ended 31 December 2004;
- the balance sheet as at 31 December 2004;
- the balance sheet as at 1 January 2005, the date of the first-time adoption of IAS 32/39 on financial instruments.

The corresponding transition statements are included in Note 35 to these Notes to the Consolidated Financial Statements.

To enable the reader correctly to understand the changes in the balance sheet for the year, the opening balances as at 1 January 2005 shown in the Notes include the impact from the application of IAS 32 and 39.

NOTE 1.2 - FIRST-TIME ADOPTION OF IFRS

The Hermès Group has applied the rules for first-time adoption, as defined by IFRS 1, which provides guidance on preparing the financial statements under IFRS for the first time. The general principle is to apply all standards in effect as of 31 December 2005 retrospectively and to recognise the effect of changes in accounting policies under "Retained earnings" at the transition date.

To overcome the practical difficulties involved in full retrospective application, IFRS 1 provides for alternative treatments. In this respect, the Hermès Group has applied the following alternative treatments:

- business combinations (IFRS 3) prior to 1 January 2004 have not been restated;
- the Group did not elect to measure its property, plant and equipment and intangible assets at fair value in its opening balance sheet;
- translation adjustments were transferred to equity and deemed to be zero at the transition date;
- IAS 32 and 39 were applied at 1 January 2005 for the first time without retrospective adjustments to the 2004 accounts under IFRS.

NOTE 1.3 - SCOPE AND METHOD OF CONSOLIDATION

The consolidated financial statements include the financial statements of Hermès International and material subsidiaries over which Hermès International directly or indirectly exerts exclusive control, joint control or significant influence.

Exclusive control

Exclusive control is presumed to exist when the Group holds more than 50% of the voting rights.

Nevertheless, it can be considered that a company is under exclusive control when less than 50% is held pro-

vided that the Group holds the power to govern a company's financial and operational policies so as to derive benefits from its business activities.
The financial statements of companies under exclusive control are fully consolidated. Under the full consolidation method, assets, liabilities, equity, income and expenses are combined in full on a line-by-line basis. Minority interests in equity and in net profit are identified separately under "Minority interests" in the consolidated balance sheet and the consolidated income statement.

Joint control

Entities owned by the Group in which the power to govern financial and operating policies is contractually shared with one or more other parties, none of which exercises effective control, are accounted for using the equity method.

Significant influence

The financial statements of "associates", or other companies over which the Group has significant influence, which is presumed to exist when the Group's percentage of control exceeds 20%, are accounted for using the equity method.

Newly consolidated and deconsolidated companies

Subsidiaries are included in the consolidation as from the date on which control is effectively transferred to the Group. Divested subsidiaries are excluded from the consolidation from the date on which the Group ceases to have control.

NOTE 1.4 – TRANSLATION OF FOREIGN-CURRENCY ITEMS

The Group's financial statements are drawn up in euros.

Foreign-currency transactions

Foreign-currency transactions are recorded on initial recognition in euros, by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction (historical rate). Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated using the closing exchange rate. Foreign exchange translation differences are recognised in income or expenses. Non-monetary assets and liabilities denominated in foreign currencies and recorded at historical cost are translated using the exchange rate at the transaction date.

Translation of the financial statements of foreign companies

Financial statements expressed in foreign currencies are translated in accordance with the following principles:

- balance sheets are translated at the official year-end exchange rate;
- income statements are translated at the average annual exchange rate for each currency;
- statements of cash flows are translated at the average annual exchange rate for each currency;
- the translation adjustment attributable to the Group arising from the impact on shareholders' equity of the difference between historical exchange rates and year-end exchange rates, and from the use of different exchange rates for the income statement and balance sheet, is shown separately in consolidated shareholders' equity. The same principle is applied to minority interests.

Any goodwill and any fair value adjustments arising on the acquisition of a foreign entity are considered to be assets and liabilities of that foreign entity. Therefore, they are expressed in the entity's functional currency and converted at closing rates.

First-time adoption: In accordance with the option allowed by IFRS 1, cumulative translation differences as of the transition date were deemed to be zero. They were reversed out and transferred to consolidated reserves, and equity was unchanged. Consequently, translation differences prior to the date of transition to IFRS will not be taken into account in future gains or losses on the disposal of consolidated entities or associates.

NOTE 1.5 - FINANCIAL YEAR-END

The consolidated financial statements are prepared on the basis of annual financial statements or interim accounts as at 31 December.

NOTE 1.6 - ELIMINATIONS OF INTRAGROUP TRANSACTIONS

The income statement effect of intragroup transactions such as margins on inventories, gains or losses on disposals, impairment of shares in consolidated companies, and impairment of loans to consolidated companies, has been eliminated.
These transactions are subject to corporate income tax. Dividends and interim dividends received by the Group

from consolidated companies are eliminated on consolidation. A matching amount is recorded in consolidated reserves.

In the case of companies accounted for using the full consolidation method, intragroup accounts are eliminated in full.

NOTE 1.7 STRUCTURE OF THE CONSOLIDATED BALANCE SHEET

In accordance with IAS 1, the Group classifies its assets and liabilities on its balance sheet as current and non-current. An asset or liability is classified as current:

- when the Group plans to realise an asset or pay a liability within twelve months or within the Group's normal operating cycle;
- when the relevant asset or liability is held for the purpose of being traded.

IAS 12 specifies that deferred tax balances shall not be classified as non-current assets or liabilities.

NOTE 1.8 – FIRST-TIME CONSOLIDATION AND GOODWILL

In accordance with IFRS 3, business combinations are accounted for by use of the purchase method. When a company under exclusive control is consolidated for the first time, the assets, liabilities and contingent liabilities of the acquired company are measured at fair value, in accordance with IFRS rules.

This valuation is carried out within no more than one year, in the currency of the acquired entity.

The resulting valuation adjustments are recognised under the assets and liabilities to which they relate, including the share attributable to minority shareholders, and not just the share of net assets acquired. The residual difference, which is the difference between the acquisition cost and the share of net assets measured at fair value, is recognised under goodwill.

The valuation of identifiable intangible assets recognised upon first-time consolidation is based mainly on the work of independent experts, taking into account sector-specific criteria that enable such valuations to be monitored subsequently.

First-time adoption: Business combinations existing prior to the transition date (1 January 2004) have not been restated, in accordance with the option allowed by IFRS 1. It is specified that no goodwill has been allocated directly to shareholders' equity in application of the position adopted in COB Bulletin No. 210 for transactions occurring prior to the first-time application of Comité de Réglementation Comptable Regulation 99-02.

In accordance with IFRS 3, goodwill is not amortised. Goodwill is reviewed annually, when the budget is drawn up, to ensure that the residual net value does not exceed the recoverable amount in respect of the expected return on the investment in the subsidiary in question (determined on the basis of future anticipated and discounted cash flows).

Goodwill of associates is recognised under "Investments in associates".

When impairment criteria as defined by IAS 36 indicate that these investments may be impaired, the amount of such impairment is determined in accordance with the rules defined by IAS 36.

Goodwill impairment is not reversible.

NOTE 1.9 – INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

In accordance with IAS 16, "Property, Plant and Equipment" and IAS 38, "Intangible Assets", only those items whose cost can be reliably determined and from which it is probable that future economic benefits will flow to the Group are recognised as intangible assets or property, plant and equipment.

Intangible assets

Intangible assets, valued at amortised historical cost, consist primarily of:

- leasehold rights;
- patents, models and brands other than internally generated brands; and
- computer software.

Leasehold rights are generally deemed to be fixed assets with an indefinite life and are subject to impairment if their net value on the books is higher than their probable realisable value.

Other intangible assets are amortised on a straight-line basis over periods ranging from three years to no more than five years and are considered to be assets with a finite life.

It is specified that internally generated brands and items that are similar in substance are not recognised under intangible assets in accordance with IAS 38.

Costs incurred in this respect are recognised fully as expenses.

First-time adoption: In adopting the standards for the first time, the Group did not apply the option to measure intangible assets at fair value, as allowed by IFRS 1.

Property, plant and equipment

Property, plant and equipment are stated at historical acquisition cost, less accumulated depreciation and recognised impairment losses, and depreciated, generally using the straight-line method, over the following average estimated useful lives:

- buildings: 30 to 50 years;
- leasehold improvements, furniture and fixtures: 10 to 20 years depending on the expected useful life of the asset in question, and not exceeding the term of the lease (in particular in the case of store fittings);
- machinery, plant and equipment: 10 to 20 years;
- other items: 3 to 10 years at most.

The different components of an asset are recorded as separate items when their estimated lives, and therefore the periods over which they are depreciated, differ significantly. Where an asset is made up of components with different useful lives, these components are recorded as separate items under "Property, plant and equipment".

Gains or losses on disposals of property, plant and equipment represent the difference between the sale proceeds and the net carrying amount of the divested asset, and are included in "Other operating income and expenses".

First-time adoption: In adopting the standards for the first time, the Group did not apply the option to measure property, plant and equipment at fair value, as allowed by IFRS 1.

Finance lease agreements

Property acquired under finance lease agreements is capitalised when the lease effectively transfers to the Group virtually all risks and rewards incident to ownership of such property.

The criteria for evaluating these agreements are based primarily on:

- the lease term as a proportion of the life of the leased assets;
- total future minimum payments as a ratio of the fair value of the asset financed;
- whether ownership is transferred at the end of the lease;
- whether the purchase option is attractive;
- the features specific to the leased asset.

Finance leases identified in this way, if they are material, are restated so as to show:

- on the asset side of the balance sheet, the original value of the property in question and the theoretical depreciation thereon (wherein the original value is the lower of the present value of the minimum lease payment amounts or the fair value of the leased asset at the inception of the lease);
- on the liabilities side of the balance sheet, the corresponding debt;
- under financial expenses and depreciation, the minimum lease payments under the agreement, such that the finance charges are allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

If the option to buy the asset is exercised, the asset is depreciated in accordance with the principles applied by the Group.

Leases that do not have the characteristics of a finance lease are treated as operating leases, in which case only the rents are recorded under income in accordance with the contract terms, if applicable, or on a straight line basis over the lease term.

First-time adoption: First-time adoption had no impact on the Group's finance lease agreements. Under French GAAP, the Group applied the "preferential method", wherein finance lease agreements were recognised under fixed assets.

Investment property

In accordance with IAS 40, "Investment property", property held by the Group to earn rental income has been reclassified under "Investment property". For property that is held for use both for the supply of goods and services and as investment property, the two components have been identified separately and recognised in accordance with IAS 16 and IAS 40, respectively.

As in the case of property, plant and equipment, investment property is recognised at historical acquisition cost less accumulated depreciation and recognised impairment losses, over the same depreciation periods as those applying to other property, plant and equipment.

NOTE 1.10 – IMPAIRMENT OF ASSETS – IMPAIRMENT LOSSES

In accordance with IAS 36, Impairment of Assets, when events or changes in the market environment indicate that there is the risk of an impairment loss on:

- intangible assets;
- property, plant and equipment;
- investment property;
- goodwill,

these assets are required to undergo a detailed review so as to determine whether their net carrying amount is lower than their recoverable amount, which is defined as the higher of fair value (less disposal cost) or value in use. Value in use is the present value of estimated future cash flows expected to arise from the use of an asset and from its disposal.

If the recoverable amount is lower than the net carrying amount, an impairment loss equal to the difference between these two amounts is recognised. Impairment losses on intangible assets and property, plant and equipment with a finite life may subsequently be reversed if the recoverable amount rises above the net carrying amount (up to the amount of the impairment loss initially recognised).

The Group tests for impairment of assets each year during the budget period so as to take the most recent data into account. If internal or external events or circumstances indicate impairment losses, the frequency of impairment testing may be revised.

Model

In determining the recoverable amount of intangible assets, assets to which independent cash flows cannot be directly allocated are grouped within a cash-generating unit (CGU) to which the assets are attached. The recoverable amount of the CGU is measured using the discounted cash flow (DCF) method, applying the following principles:

- cash flow (before tax) figures are derived from a medium-term (five-year) business plan developed by the entity in question;
- the discount rate is determined based on WACC for the Group adjusted for local inflation and any country risks;
- terminal value is calculated as the sum of cash flows generated each year and the terminal value, which is determined based on normative cash flows by applying a zero growth rate to infinity.

The Hermès Group has defined the following CGUs:

- sales units (branches), which are treated independently from one another;
- businesses centred on production/distribution of one type of product, such as Perfumes, Watches or Tableware;
- separate production activities (Leather Goods production, Silk Products production);
- associates;
- goodwill;
- investment property.

NOTE 1.11 - FINANCIAL ASSETS AND LIABILITIES

Financial assets include long-term investments (non-consolidated investments and other investment securities), loans and financial receivables, and the positive fair value of derivatives.

Financial liabilities include borrowings and debt, bank lines of credit and the negative fair value of derivatives.

Financial assets and liabilities are shown in the balance sheet under current or non-current assets or liabilities, depending on whether they come due within one year or in more than one year, with the exception of trading derivatives, which are recorded under current assets or liabilities.

Operating payables and receivables and cash and cash equivalents fall within the scope of IAS 39 and are presented separately on the balance sheet.

1.11.1. Classification of financial assets and liabilities and valuation methods

A. Financial assets and liabilities stated at fair value with changes in fair value recorded in the income statement

Financial assets and liabilities stated at fair value with changes in fair value recorded in the income statement are classified as such at the inception of the transaction for the following reasons:

- they were bought with the intention of reselling them in the near future; or
- they are derivatives that do not qualify as hedging instruments (trading derivatives); or
- the Group has elected to classify them in this category as allowed by IAS 39.

These assets are initially recognised at acquisition cost excluding incidental acquisition expenses. At each balance sheet date, they are measured at fair value.

Changes in fair value are recorded in the income statement under "Other financial income and expenses".
Dividends and interest received on assets measured at fair value are recognised in the income statement under "Other financial income and expenses".

B. Held-to-maturity financial assets
This category covers fixed-term financial assets, bought with the intention and ability of holding them until maturity. These items are recognised at amortised cost. Interest is calculated at the effective interest rate and recorded in the income statement under the heading "Other financial income and expenses".

C. Loans and financial receivables
Loans and financial receivables are valued and recognised at amortised cost less any provision for impairment.
Interest is calculated at the effective interest rate and recorded in the income statement under the heading "Other financial income and expenses".

D. Available-for-sale financial assets
Available-for-sale financial assets include non-consolidated investments and investment securities. They are stated at fair value as of the balance sheet date. Unrealised gains or losses on available-for-sale financial assets are recorded under shareholders' equity. For instruments quoted on an active market, the fair value is the market value. If the fair value cannot be reliably estimated by other generally accepted valuation methods such as discounted future cash flows, these instruments are valued at acquisition cost less accumulated impairment.
For available-for-sale financial assets represented by debt securities, interest is calculated at the effective interest rate and credited to the income statement under the heading "Other financial income".

E. Financial liabilities
Financial debts are recorded at amortised cost, with separate reporting of embedded derivatives where applicable. Interest is calculated at the effective interest rate and recorded under the heading "Cost of gross debt" over the duration of the financial debt.

F. Derivative financial instruments
SCOPE
The scope of derivative financial instruments applied by the Group corresponds to the principles set out in IAS 39.
According to Group rules, consolidated subsidiaries may not take any speculative financial positions.
In compliance with IAS 39, the Group analyses all its contracts, of both a financial and non-financial nature, to identify the existence of any "embedded" derivatives. Any component of a contract that affects the cash flows of a given contract in the same way as a stand-alone derivative corresponds to the definition of an embedded derivative. If they meet the conditions set out by IAS 39, embedded derivatives are accounted for separately from the "host" contract at the inception date.

First-time adoption: The Group has decided to apply IAS 32/39 only as from 1 January 2005. In accordance with the option allowed by IFRS 1, no comparative statement as at 1 January 2004 has been prepared upon first-time adoption.

MEASUREMENT AND RECOGNITION
Derivatives are initially recorded at fair value, based on quoted prices and market data available from external sources. The Group may also base its valuation on recent comparable transactions or on internal models that include data directly derived from this observable data and are recognised by market participants.
Changes in the fair value of these derivatives are recorded in the income statement, unless they are classified as cash flow hedges. Changes in the fair value of such hedging instruments are recorded directly in equity, excluding the ineffective portion of the hedge.

DERIVATIVES CLASSIFIED AS HEDGES
The Group uses derivatives to hedge its foreign exchange risks.
The Group applies the criteria defined by IAS 39 in classifying derivatives as hedges:
1) the instrument must hedge changes in fair value or cash flows attributable to the risk hedged, and the effectiveness of the hedge (i.e. the degree to which changes in the value of the hedging instrument offset changes in the value of the hedged item or future transaction) must be between 80% and 125%;
2) in cash flow hedges, the future transaction being hedged must be highly probable;
3) reliable measurement of the effectiveness of the hedge must be possible;

4) the hedge must be supported by appropriate documentation from its inception.

The Group classifies hedges in the following categories:

a) *Fair value hedges*. These instruments hedge the exposure to changes in the fair value of an asset or liability recorded in the balance sheet, or a firm commitment to purchase or sell an asset. Changes in the fair value of the hedged item attributable to the hedged component of that item are recorded in the income statement and offset by corresponding variations in the fair value of the hedging instrument. Only the ineffective portion of the hedge has an impact on income.

b) *Cash flow hedges*. These instruments hedge highly probable future transactions: the variability in cash flows generated by the hedged transaction is offset by changes in the value of the hedging instrument.

The effective portion of accumulated changes in the hedge's fair value is recorded in equity, and the ineffective portion (i.e. changes in the fair value of the hedging instrument in excess of changes in the fair value of the hedged item) is recorded in the income statement.

When the hedged cash flows materialise, the amounts previously recognised in equity are transferred to the income statement in the same way as for the hedged item.

Only derivative instruments external to the Group qualify for hedge accounting, and gains or losses on internal derivatives are eliminated in the consolidated financial statements. However, in a cash flow hedging relationship initiated via derivatives internal to the Group, hedge accounting is applied if it can be demonstrated that the internal derivatives will be matched with similar transactions external to the Group.

G. Cash and cash equivalents

Cash and cash equivalents comprise very liquid assets and very short-term investments, usually maturing within three months or less of the acquisition date, and with negligible risk of fluctuation in value.

Investments in listed shares, investments for a term of over three months that are not redeemable before the maturity date and bank accounts covered by restrictions (frozen accounts) other than restrictions due to country- or sector-specific regulations (e.g. currency controls) are not included in cash in the cash flow statement. Bank overdrafts that are deemed to be financing arrangements also are not included in cash.

Shares in funds held for the short term and classified as "Cash equivalents" are recorded at fair value, with changes in fair value included under shareholders' equity.

1.11.2. Impairment of financial assets

At the year-end, the Group assesses whether there is any objective evidence that an asset could have been significantly impaired. If so, the Group estimates the asset's recoverable value and records any necessary impairment as appropriate for the category of asset concerned.

A. Financial assets recorded at amortised cost

Impairment is equal to the difference between the asset's net carrying amount and the present value of projected future cash flows discounted at the original effective interest rate of the financial instrument.

Any impairment loss is included in the income statement under the heading "Other financial expenses". If the impairment loss decreases in a subsequent period, it is reversed and taken to income.

B. Available-for-sale financial assets

If there is a significant long-term decrease in the fair value of available-for-sale financial assets, the unrealised loss is reclassified from equity to income. If, in a subsequent period, the fair value of an available-for-sale financial asset increases, the increase in value is recorded in equity for equity instruments, while for debt instruments, the impairment previously recorded is reversed and transferred to the income statement

NOTE 1.12 - INVENTORIES

Inventories held by Group companies are valued at the lower of cost (including indirect production costs) or net realisable value. Cost is generally calculated at weighted average cost or standard cost adjusted for variances.

The cost of inventories includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition, as specified by IAS 2. In particular, discounts and collection costs are included in the measurement of inventories.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Impairment provisions are booked to reduce inventories to net realisable value if this is lower than the carrying amount. These impairment provisions are charged to cost of sales.

NOTE 1.13 – TREASURY STOCK

Shares held in treasury are recorded at acquisition cost and are deducted from equity. Gains or losses on the disposal of these shares are recognised directly in equity, with no impact on net income.

First-time adoption: First-time adoption of IFRS produced no impact on the treatment of treasury stock.

NOTE 1.14 – SALES AND TRADE RECEIVABLES

Revenues consist of sales of purchased goods, sales of goods and services produced by the Group's main business operations, and income from royalty, licences and operating subsidies.

Revenues are recognised:

- when the major risks and benefits arising from ownership of goods are transferred to the buyer;
- when the amount of revenue can be measured reliably (measurability principle);
- after deducting any volume or trade discounts and other benefits on sales from revenues (separability principle);
- if, at the transaction date, it is probable that the amount of the sale will be recovered.

In general, sales of goods are accounted for on delivery; sales of services are accounted for on completion.

A provision is recognised for any trade receivable likely to show a risk of total or partial non-recovery.

NOTE 1.15 – SEGMENT INFORMATION

Information by business segment – primary reporting format

The Hermès Group's business comprises two main segments: distribution through the Hermès exclusive network and distribution via specialist outlets. These two main business segments have separate strategies and structures and are exposed to different risks and rates of return. Total revenues from these two segments account for more than 90% of total operating revenues, and the business activities that are not classified into one of these segments are not materially significant when taken individually.

Distribution through the Hermès exclusive network encompasses the following business lines:

- Silk Products;
- Bags and Luggage;
- Clothing and Accessories, which includes men and women's clothing, belts, enamel, leather jewellery, gloves, hats and Hermès shoes;
- "Other sectors", which includes include jewellery, diaries, small leather articles and Art of Living products.

Distribution via specialist outlets comprises the following business lines:

- Perfumes;
- Watches;
- Tableware.

"Miscellaneous" products not included in these two sectors include John Lobb shoes and products manufactured for brands outside the Group (textile printing, perfumes).

Information by geographical segment – secondary reporting format

The definition of geographical segments is based on proximity of business operations, relationships between operations in different geographical areas, underlying currency risks, and management operations and the Group's structure, among other things.

Definition of headings

Segment revenue is directly attributable to the relevant segment.

Segment result is segment revenue less segment expense. It is determined before any adjustments for minority interests and before tax. It does not include the result of financing activities, nor interest or dividend income.

Segment assets are those operating assets that are employed by a segment in its operating activities and that either are directly attributable to the segment or can be allocated to the segment on a reasonable basis. They are determined after deducting impairment in value.

Segment assets do not include income tax assets, interest and dividends receivable, loans, equity investments or any other income-producing asset, such as investments in associates. Segment assets include:

- property, plant and equipment and intangible assets, investment property and assets that are the subject of finance leases;
- goodwill;
- net inventories;
- trade receivables and other operating receivables.

Segment assets do not include financial assets and deferred tax assets.

Segment liabilities are those operating liabilities that result from the operating activities of a segment and that either are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment liabilities do not include interest, borrowings and other liabilities that are incurred for financing rather than operating purposes, and income tax liabilities.

Segment liabilities include:

- trade and other payables, accrued liabilities and customer advances;
- provisions.

The accounting principles applied in determining segment information are the same as those applied to the financial statements as a whole, as described in these Notes to the Consolidated Financial Statements.

NOTE 1.16 COMMITMENTS TO BUY OUT MINORITY INTERESTS

The Group has given the minority shareholders of certain subsidiaries a commitment to buy out their shares.

Pending the release of a specific standard or interpretation by the IASB on the treatment of sales of puts on minority interests, the Group has recognised these commitments as follows:

- the amount of the commitment as of the closing date is recorded under "Other non-current liabilities"; and
- the corresponding minority interests are reclassified in the above-mentioned line item.

Any difference between the amount of the commitment and the reclassified minority interests is recorded under "Goodwill", the value of which varies commensurately with the value of the commitment. This method of recognition has no impact on the method of presenting minority interests in the income statement. However, it elicits the following comment: under certain interpretations, goodwill is deducted from equity; under other interpretations, goodwill is retained as an asset, but in an amount that is fixed at the time the interest is acquired, and subsequent changes are recorded in the income statement.

NOTE 1.17 PROVISIONS

A provision is a liability of uncertain timing or amount. It is recognised when the Group has a present obligation (legal or constructive) as a result of a past event, and it is it is probable that an outflow of resources will be required to settle the obligation. In addition, a reliable estimate of the amount of the obligation is made based on the information available to the Group when the consolidated financial statements are prepared.

Restructuring provisions apply to programmes that are planned and controlled by management, and that materially change either the scope of the Group's a business undertaken by an enterprise or the manner in which that business is conducted.

Other provisions are called "Provisions for litigation and other risks".

In particular, a provision may be set aside to meet obligations under a contract, when the unavoidable costs of meeting those obligations exceed the economic benefits expected to be received under it. Obligations may derive from a contract, through its explicit or implicit terms, legislation or regulations, or from the Group's actions where such action creates a valid expectation on the part of another party that it will discharge an obligation.

NOTE 1.18 POST-EMPLOYMENT AND OTHER EMPLOYEE BENEFITS

In keeping with the laws and practices in each country where it has established operations, the Group participates in pension and retirement benefit schemes for employees and in top-up schemes for executives and senior managers.

For basic pension and other defined-contribution plans, the Group recognises contributions to be paid as expenses when they are due and does not book any charges to provisions in this respect, as the Group has no obligations other than the contributions paid.

For defined-benefit plans, the Group's obligations are calculated each year by an independent actuary using the projected credit unit method. This calculation is based on actuarial assumptions and takes into account the employee's probable future length of service, future salary, life expectancy and staff turnover.

The present value of the obligation is calculated by applying an appropriate discount rate for each country where the obligations are located. It is recognised on a basis prorated to employee years of service.

When benefits are partly funded in advance by external funds (insurance companies, foundations or others), the assets held in this way are measured at fair value.

The expense recognised in the income statement is the sum of:

- the cost of services rendered, which constitutes the

increase in obligations arising from the acquisition of one additional year of rights; and
• the interest cost, which reflects the increase in the present value of the obligations during the period.
Accrued actuarial gains and losses exceeding 10% of the obligation amount, gross of dedicated investments, or 10% of the market value of these investments at year end are amortised over the average residual duration of employment of the relevant employee ("corridor" method).
Certain other post-employment benefits, such as life insurance and health insurance benefits (primarily in Japan), or long-term benefits such as long-service awards (bonuses paid to employees, mainly in France, based on length of service), are also covered by provisions, which are determined using an actuarial calculation that is comparable to that used to calculate provisions for pension obligations.

First-time adoption: The application of the standard produced no impact on the Group's accounts. The IFRS rules and policies as set out in IAS 19 "Employee Benefits" were applied to the 2004 financial statements, which were prepared under French GAAP, as a result of the application of Conseil National de la Comptabilité Recommendation 2003-R.01 on the recognition and measurement of retirement and similar benefits.
The transition to IFRS did not reveal any material long-term employee benefit obligations that had not previously been covered by provisions.

NOTE 1.19 - CORPORATE INCOME TAX

The tax charge includes:
• the current tax for the year of the companies included in the consolidation;
• deferred tax resulting from timing differences:
– between the taxable earnings and accounting income of each consolidated company;
– arising from adjustments made to the financial statements of consolidated companies to bring them into line with Group accounting principles;
– arising from consolidation adjustments.

Deferred tax

Deferred tax is calculated on all timing differences existing at year-end (full provision) at the tax rate in force on that date, or at the rate for the subsequent year where known. Previous deferred tax is revalued using the same rate (liability method).
The main categories of deferred taxes apply to restatements of internal profits on inventories, provisions for inventories and timing differences.
If a recovery risk arises on some or all of a deferred tax asset, a provision for impairment is recorded.
Deferred tax is also recognised on unrealised gains on investments in associates. In accordance with IAS 12, these gains are the difference between the consolidated value of these investments and their tax value. They are taxed at the reduced rate of 5%. This reduced rate, which was instituted by the 2004 Amended Finance Act, has been adopted based on the following factors:
• the Hermès Group does not intend to dispose of these investments in the medium term;
• no distribution of dividends is expected over the medium term.
Foreign exchange differences arising from the translation of deferred taxes are recognised in the income statement in deferred tax credits or charges.

Group tax election

The Company has opted for a group tax election, which took effect from 1 January 1988. Under the terms of an agreement between the parent company and the subsidiaries included in the group tax election, projected and actual tax savings or liabilities generated by the Group are recognised in the income statement in the year in which they arise.
The main companies included in the group tax election are Hermès International, Avril-Morio & Patte, Castille Investissements, Compagnie des Arts de la Table, Compagnie des Cristalleries de Saint-Louis, Compagnie Hermès de Participations, Comptoir Nouveau de la Parfumerie, Ets Marcel Gandit, Ganterie de Saint-Junien, Gordon-Choisy, Héraklion, Hermès Sellier, Holding Textile Hermès, Immauger, John Lobb, La Manufacture de Seloncourt, La Maroquinerie Nontronnaise, Maroquinerie de Belley, Maroquinerie des Ardennes, Maroquinerie de Sayat, Motsch George V, Nehel, SC Honossy, SCI Auger-Hoche, SCI Boissy Les Mûriers, SCI Boissy Nontron, Société d'Impression sur Étoffes du Grand-Lemps and Sport-Soie.

NOTE 1.20 - ADJUSTMENT OF DEPRECIATION, AMORTISATION AND PROVISIONS

The impact of accounting entries booked solely to comply with tax legislation is eliminated from the consolidated financial statements, net of deferred tax.

These adjustments mainly relate to restricted provisions and accelerated tax depreciation in French companies, and to impairment provisions for inventories and doubtful accounts in foreign companies.

NOTE 1.21 - EARNINGS PER SHARE

In accordance with IAS 33, basic earnings per share is calculated by dividing the attributable net profit or loss for the period by the average number of ordinary shares outstanding during the period.

The average number of ordinary shares outstanding during the period is the number of ordinary shares outstanding at the beginning of the period, adjusted by the number of ordinary shares bought back or issued during the period multiplied by a time-weighting factor.

Diluted earnings per share is adjusted for the effects of all dilutive potential ordinary shares which may be created as a result of the conversion of convertible instruments, the exercise of stock options or share warrants, or the issuance of new shares.

NOTE 1.22 – OPTIONS TO SUBSCRIBE FOR NEW SHARES OR TO PURCHASE EXISTING SHARES

Stock options granted to employees are recognised as expenses at fair value, with a corresponding increase in equity over the vesting period.

The fair value of stock options is determined using a binomial model, which takes into account the attributes of the plan (exercise price, exercise period), market data at the time of allotment (risk-free rate, share price, volatility, expected dividends) and assumptions on the beneficiaries' behaviour.

Only those plans granted after 7 November 2002 under which the stock options were not vested as of 1 January 2005 are recognised in accordance with IFRS 2 "Share-based Payment".

First-time adoption: The application of IFRS 2 has no impact on the Group's financial statements insofar as no plan that had been issued previously is covered by the scope of the standard.

NOTE 1.23 - EVENTS OCCURRING AFTER 31 DECEMBER 2005

No significant event has occurred since 31 December 2005.

The consolidated financial statements for the year as presented were approved by the Supervisory Board on 22 March 2006 and will be submitted to the shareholders for approval at the Annual General Meeting of 6 June 2006. The consolidated financial statements for the year were also reviewed by the Audit Committee at its meeting of 16 March 2006.

The dividend that was proposed after the closing date but before the publication date of the financial statement is 2.50 euros per share.

NOTE 2 - CHANGES IN THE SCOPE OF CONSOLIDATION

	Interest		Method	
	2005	2004	2005	2004
Hermès Korea	[illegible]	89.80%	Full	Full
Hermès Grèce	[illegible]	–	Full	–
John Lobb Japan*	[illegible]	45.00%	Full	Equity
Leica Camera AG	[illegible]	31.50%	Equity	Equity
Leica Japon	[illegible]	–	Equity	–
Société Nontronnaise de Confection	[illegible]	50.99%	Full	Equity
SCI Boissy Belley*	-	100.00%	–	Full
SCI Boissy Bogny*		100.00%	–	Full
SCI Boissy Saint-Honoré*		100.00%		Full
SCI Les Jonquilles Soleil*		100.00%		Full
Société d'Impression Berjalienne**		100.00%		Full
Société d'Impression sur Étoffes du Grand-Lemps	[illegible]	99.97%	Full	Full
Compagnie des Cristalleries de Saint-Louis	[illegible]	98.80% •	Full	Full

* Change effective as of 1 July 2005.

** Change effective as of 31 October 2005.

The main changes in the scope of consolidation during 2005 were the following:

- Hermès Grèce: As part of its strategy to expand its operations in Europe, the Hermès Group created a new subsidiary in Greece during the second half of 2005. The subsidiary is wholly-owned by Hermès International and its head office is located in Athens;
- John Lobb Japan: To reinforce the distribution potential for John Lobb products in Japan, all of the shares in the subsidiary, which was previously accounted for by the equity method, were bought by John Lobb & Co and Hermès Japon during the second half of 2005;
- Leica Japon: Creation of a joint venture between Leica Camera AG (36.18% owned by the Hermès Group) and Hermès Japon;
- Société d'Impression Berjalienne: To simplify the structure of the Textiles division, Société d'Impression Berjalienne was merged with and into Ateliers A.S. by the transfer of all of its assets to Ateliers A.S., which owned 100% of its share capital. It is noted that Ateliers A.S. is in turn wholly-owned by the Group;
- SCI Boissy Saint-Honoré was merged with and into Maroquinerie de Sayat;
- SCI Les Jonquilles Soleil was merged with and into La Manufacture de Seloncourt;
- SCI Boissy Belley was merged with and into Maroquinerie de Belley;
- SCI Boissy Bogny was merged with and into Maroquinerie des Ardennes.

NOTE 3 - INTANGIBLE ASSETS

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Leasehold rights	33.3	1.1	(0.1)	0.2	–	[illegible]
Purchased goodwill	3.0	–	–	–	–	[illegible]
Concessions, patents, licences and software	14.1	1.7	–	0.1	0.4	[illegible]
Other intangible assets	20.0	5.6	(0.2)	0.1	1.2	[illegible]
Total gross value	**70.4**	**8.4**	**(0.3)**	**0.4**	**1.6**	80.5
Amortisation of leasehold rights	16.6	0.7	(0.1)	0.1	–	[illegible]
Amortisation of purchased goodwill	2.7	–	–	–	–	[illegible]
Amortisation of concessions, patents, licences and software	10.6	1.5	–	0.1	0.3	[illegible]
Amortisation of other intangible assets	15.6	1.7	(0.1)	–	–	[illegible]
Impairment losses	0.8	0.2	–	–	–	[illegible]
Total amortisation and impairment losses	**46.3**	**4.1**	**(0.2)**	**0.2**	**0.3**	50.7
Total net value	**24.1**	**4.3**	**(0.1)**	**0.2**	**1.3**	29.8

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Land	120.6	2.4	–	3.0	0.1	[illegible]
Buildings	224.5	11.8	(3.9)	2.5	2.2	[illegible]
Machinery, plant and equipment	96.9	7.5	(1.9)	0.5	(3.1)	[illegible]
Other property, plant and equipment	275.6	23.9	(4.6)	15.7	14.9	[illegible]
Construction in progress	22.8	36.4	–	2.9	(10.6)	[illegible]
Total gross value	**740.4**	**82.0**	**(10.4)**	**24.6**	**3.5**	840.1
Depreciation of buildings	74.2	11.4	(4.0)	0.6	(2.6)	[illegible]
Depreciation of machinery, plant and equipment	63.2	5.5	(1.8)	0.2	(2.6)	[illegible]
Depreciation of other property, plant and equipment	137.1	28.6	(3.9)	7.2	8.2	[illegible]
Impairment losses	15.2	1.9	–	0.2	2.0	[illegible]
Total depreciation and impairment losses	**289.7**	**47.4**	**(9.7)**	**8.2**	**5.0**	340.6
Total net value	**450.7**	**34.6**	**(0.7)**	**16.4**	**(1.5)**	499.5

No item of property, plant or equipment has been pledged as debt collateral. Furthermore, the amount of these assets in temporary use is not material when compared with the total value of property, plant and equipment.

Impairment losses on intangible assets and property, plant and equipment relate to production operations and stores considered to be insufficiently profitable based on the criteria set forth in IAS 36.

It is noted that the cash generating units on which impairment losses have been recognised are not individually material when compared with the Group's overall revenues.

NOTE 5 - INVESTMENT PROPERTY

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Land	0.7	2.4	–	–	–	[illegible]
Buildings	4.0	5.6	–	0.3	–	[illegible]
Total gross value	**4.7**	**8.0**	**–**	**0.3**	**–**	13.0
Depreciation	0.6	0.2	–	–	–	[illegible]
Total net value	**4.1**	**7.8**	–	**0.3**	**–**	12.2

It is noted that neither the Group nor its subsidiaries are bound by any contractual obligation to buy, build or develop any investment property, existing or otherwise.

Moreover, the costs incurred for the upkeep, maintenance and improvement of investment assets are not material, nor, to the best of our knowledge at this time, likely to change materially over the next several years.

Rental income derived from investment property amounted to 0.3 million euros.

As at 31 December 2005, the estimated fair value of investment property was 20 million euros. This estimate is based on valuation work carried out by independent experts at appropriate intervals.

The valuations are based mainly on real estate transactions for comparable properties and on indicators established by recognised organisations or professionals.

NOTE 6 - FINANCE LEASES

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Buildings held under finance leases	5.5	–	–	–	(5.5)	-
Total gross value	**5.5**	**–**	**–**	**–**	**(5.5)**	**–**
Depreciation of property held under finance leases	2.3	–	–	–	(2.3)	–
Total net value	**3.2**	**–**	**–**	**–**	**(3.2)**	**–**

Buildings held under finance leases included a property in Milan held under a finance lease. This lease expired on 15 December 2005. All liabilities under the lease have been repaid and no rents remain payable under the terms of the lease.

As of 31 December 2005, the Group no longer has any finance leases as defined by IAS 17.

NOTE 7 - GOODWILL

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Goodwill	52.5	0.4	–	1.8	0.4	55.1
Total gross value	**52.5**	**0.4**	**–**	**1.8**	**0.4**	55.1
Amortisation booked before 1 January 2004	32.9	–	–	1.3	–	34.2
Impairment losses	0.8	0.3	–	–	0.1	1.2
Total amortisation and impairment losses	**33.7**	**0.3**	**–**	**1.3**	**0.1**	35.4
Total net value	**18.8**	**0.1**	**–**	**0.5**	**0.3**	19.7

During the year, material changes in goodwill related to the following:

- Société Nontronnaise de Confection, for which goodwill of 0.1 million euros was recognised when the Group acquired the shares held by minority shareholders;
- Compagnie des Cristalleries de Saint-Louis, for which goodwill of 0.2 million euros was recognised when the Group acquired the pre-emptive rights held by minority shareholders.

The impact of exchange rates increased the gross value of goodwill by 1.8 million euros.

It is noted that amortisation booked before 1 January 2004 has not been restated, in accordance with the exception allowed by IFRS 1.

It is noted that the cash generating units on which impairment losses have been recognised are not individually material when compared with the Group's overall business. Furthermore, no goodwill with an indefinite life is allocated to several CGUs.

NOTE 8 - INVESTMENTS IN ASSOCIATES

a - Value of shares in associates

in millions of euros

	31/12/2005	01/01/2005
Financière Saint-Éloi	[illegible]	(1.6)
Gaulme	12.4	13.6
Groupe Perrin	4.3	3.7
John Lobb Japan*	-	0.9
Leica Camera AG	7.4	–
Leica Japon	[illegible]	–
Maroquinerie Thierry		0.1
Société Nontronnaise de Confection**	-	–
Soficuir International	13.6	11.7
TOTAL	37.7	**28.4**

* Accounted for under the equity method until 30 June 2005.

** Accounted for under the equity method until 31 December 2004.

All these entities have a financial year-end of 31 December, with the exception of Leica Camera AG (31 March). However, this company draws up a financial position as at 31 December of each year for purposes of its consolidation into the Hermès Group.

b - Change in investments in associates

This item is broken down as follows:

in millions of euros

Investments in associates as at 1 January 2005	28.4
Change in goodwill recognised for associates	[illegible]
Impairment provision*	[illegible]
Dividends paid	-
Impact of changes in scope of consolidation	[illegible]
Share of 2005 net income	[illegible]
Other	[illegible]
Investments in associates as at 31 December 2005	37.7

* For Leica Camera shares.

c - Information on associates

in millions of euros

2005	% interest	Market capitalisation	Sales	Net income	Fixed assets	Equity	Total assets
Financière Saint-Éloi	20.00%	n/a	N/A	N/A	N/A	N/A	N/A
Gaulme	35.00%	n/a	28.7	(1.0)	31.5	12.8	45.3
Groupe Perrin	39.52%	n/a	27.0	2.0	3.0	14.2	22.4
Leica Camera AG*	36.18%	66.0	93.7	(19.8)	12.4	2.7	80.9
Leica Camera Japan Co	67.45%	n/a	6.1	(0.7)	1.0	2.0	9.2
Maroquinerie Thierry	43.82%	n/a	2.4	(0.1)	0.4	0.3	0.8
Soficuir International	49.60%	n/a	47.4	3.2	6.0	26.8	59.0

* Figures for the financial year from 1 April 2004 until 31 March 2005.
n/a: not applicable; N/A: not available.

in millions of euros

2004	% interest	Market capitalisation	Sales	Net income	Fixed assets	Equity	Total assets
Financière Saint-Éloi	20.00%	n/a	91.2	(20.3)	19.9	(1.6)	79.9
Gaulme	35.00%	n/a	26.8	(9.3)	33.9	15.0	46.9
Groupe Perrin	39.52%	n/a	22.5	(0.2)	3.2	12.1	22.2
John Lobb Japan*	45.00%	n/a	3.6	0.2	1.3	2.0	3.3
Leica Camera AG**	31.50%	18.1	119.1	(3.4)	17.4	21.9	94.9
Maroquinerie Thierry	43.82%	n/a	2.2	(0.3)	0.5	0.4	1.0
Société Nontronnaise de Confection***	50.99%	n/a	1.0	(0.2)	–	0.1	0.4
Soficuir International	49.60%	n/a	43.7	3.6	5.6	23.7	51.7

* Accounted for under the equity method until 30 June 2005.
** Figures for the financial year from 1 April 2003 until 31 March 2004.
*** Accounted for under the equity method until 31 December 2004.
n/a: not applicable.

NOTE 9 - AVAILABLE-FOR-SALE SECURITIES AND HELD-TO-MATURITY SECURITIES

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Other investments in non-consolidated companies	1.1	–	(0.3)	–	–	[illegible]
Other long-term investments	10.6	9.2	(1.3)	–	–	[illegible]
Total gross value	**11.7**	**9.2**	**(1.6)**	–	–	19.3
Depreciation	2.5	0.1	(0.7)	–	–	[illegible]
Total available-for-sale securities	**9.2**	**9.1**	**(0.9)**	–	–	17.4

Other long-term investments mainly include 6.1 million euros in life insurance in Japan and 9.2 million euros in a liquidity contract entered into in 2005.

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Other long-term securities	11.2	9.2	–	–	–	[illegible]
Other term investments	12.0	15.0	–	–	–	[illegible]
Total gross value	**23.2**	**24.2**	–	–	–	47.4
Depreciation	–	–	–	–	–	
Total held-to-maturity securities	**23.2**	**24.2**	–	–	–	47.4

Other long-term securities include 11.6 million euros in Leica Camera AG convertible bonds subscribed for during 2004, which are revalued each year at the effective interest rate of 9%.

Changes during the year include 8 million euros for subscription to Gaulme bonds with warrants.
Term investments, which are not liquid, include term deposits with banks held for more than three months.

NOTE 10 - LOANS AND DEPOSITS

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Loans and deposits	12.6	2.2	(0.6)	0.6	0.5	[illegible]
Depreciation	0.1	0.1	–	–	–	[illegible]
Total loans and deposits	**12.5**	**2.1**	**(0.6)**	**0.6**	**0.5**	15.1

Security deposits amounted to 11.1 million euros at 31 December 2005.

NOTE 11 - INVENTORIES AND WORK IN PROGRESS

in millions of euros

	31/12/2005 Gross	Impairment	Net	01/01/2005 Net
Purchased goods, semi-finished and finished goods	[illegible]	[illegible]	[illegible]	189.8
Raw materials and work in progress	[illegible]	[illegible]	[illegible]	100.4
Total inventories and work in progress	447.6	125.4	322.2	**290.2**

The net charge to provisions for inventories was 10.1 million euros for 2005 compared with a reversal of 4.8 million euros in 2004.

No inventories were pledged as debt collateral.

NOTE 12 - TRADE RECEIVABLES AND OTHER RECEIVABLES

in millions of euros

	31/12/2005 Gross	Impairment	Net	01/01/2005 Net
Trade receivables	[illegible]	[illegible]	[illegible]	111.6
Current tax receivables	[illegible]		[illegible]	6.8
Other receivables	[illegible]		[illegible]	37.5
Total other receivables	161.6	6.8	154.8	**155.9**

All accounts receivable are due within one year.

NOTE 13 - CASH AND CASH EQUIVALENTS

in millions of euros

	31/12/2005	01/01/2005
Cash and cash equivalents	[illegible]	113.1
Marketable securities	[illegible]	495.6
Cash and cash equivalents	605.3	**608.7**

The majority of marketable securities consists of investments in the euro money market.
A breakdown of cash and equivalents by foreign currency and interest rate is shown in Note 26.

All cash and equivalents mature in less than three months and have a sensitivity of less than 0.5%.

NOTE 14 - MINORITY INTERESTS

in millions of euros

	31/12/2005	01/01/2005	31/12/2004
Minority interests as at 1 January	17.2	**18.2**	**18.2**
Impact of changes in the scope of consolidation	[illegible]	(1.3)	(1.3)
Translation adjustment on foreign companies	[illegible]	(0.5)	(0.5)
Minority interests in dividends distributed	[illegible]	(1.3)	(1.3)
Minority interests in net income	[illegible]	4.5	4.5
Change in commitments to buy back minority interests	[illegible]	(2.5)	–
Other		0.1	0.1
Minority interests as at 31 December	21.5	**17.2**	**19.7**

NOTE 15 - PROVISIONS

a - Provisions by maturity and by category

in millions of euros

	Current	Non-current	31/12/2005	01/01/2005
Provisions for litigation and other risks	13.8	0.7	[illegible]	12.6
Provisions for restructuring	1.3	–	[illegible]	1.4
TOTAL	**15.1**	**0.7**	15.8	**14.0**

b - Changes in provisions

in millions of euros

	01/01/2005	Charges	Amounts reversed*	Currency impact	Other	31/12/2005
Provisions for litigation and other risks	12.6	6.4	(5.5)	0.9	0.1	[illegible]
Provisions for restructuring	1.4	0.6	(0.7)	–	–	[illegible]
TOTAL	**14.0**	**7.0**	**(6.2)**	**0.9**	**0.1**	15.8

* Amounts used:	
Provisions for litigation and other risks	3.3
Provisions for restructuring	0.7
Total	**4.0**

NOTE 16 - POST-EMPLOYMENT AND OTHER EMPLOYEE BENEFITS

a - Description of plans

Hermès Group employees are eligible for short-term benefits (paid leave, sick leave, profit sharing), long-term benefits (long-service awards) and post-employment benefits under defined contribution/defined benefit plans (mainly lump-sum retirement benefits, and supplemental pension schemes).
Post-employment benefits are awarded either through defined-contribution plans or defined-benefit plans.

• Defined-contribution plans

Under these plans, regular payments are made to outside organisations, which are responsible for their administrative and financial management. These plans release the employer from any subsequent obligation, as the outside organisation takes responsibility for paying amounts due to employees (basic Social Security old-age plan, ARRCO/AGIRC supplemental pension plans, defined-contribution pension funds).

• Defined-benefit plans

Under these plans, the employer assumes an obligation vis-à-vis its employees. If these plans are not entirely funded in advance, an allowance is booked to a provision.
Post-employment and similar obligations (Defined Benefit Obligations or DBOs) are measured using the projected credit units method, based on actuarial assumptions that take into consideration specific conditions, primarily macroeconomic conditions, in the different countries in which the Group operates.
Changes in actuarial assumptions and experience effects give rise to actuarial gains or losses, which are recognised in accordance with the "corridor" method. Under this method, actuarial gains or losses exceeding 10% of the maximum difference between the asset allocated for covering the obligation and the obligation are amortised over the residual life of the plans.
For the Group, the main defined-benefit plans apply mainly to:
– Lump-sum retirement benefits in France, Italy, Switzerland and Japan: These are calculated based on employee length of service and salary upon reaching retirement age. These obligations are partially or entirely outsourced depending on the country;
– Long-service awards in France: These are awards for longstanding service or outstanding initiatives taken by employees or persons treated as employees during their careers, or for skills enhancement. The awards are issued with a bonus, under the terms of a collective agreement, company-wide agreement or decision by the relevant company or works council;
– A top-up pension scheme for executives in France or in other countries.

in millions of euros

	< 1 year	> 1 year	Total 2005	2004
Post-employment and similar benefits	4.0	23.6	27.6	26.4
TOTAL	**4.0**	**23.6**	27.6	**26.4**

b - Actuarial assumptions as of 31 December 2005

Actuarial assumptions are reviewed each year. For 2005, the following assumptions were used:

	France	Japan	Italy	Switzerland
Retirement age	65*	60	60/62	64/65
Increase in salaries	2-4%	2.0%	2.5%	2.0%
Increase in Social Security ceiling	3%	n/a	n/a	n/a
Expected rate of return on assets	4.5%	n/a	n/a	2.5%
Discount rate	4.0%	2.0%	4.0%	2.3%

* The procedures applicable to retiring employees also apply the provisions stipulated by the law of 21 August 2003 (Fillon Act).

c - Summary of financial position of defined-benefit plans as at 31 December 2005

Defined benefit obligations under the main pension plans are broken down as follows: France, 75%; Japan, 19%; other European countries, 6%.

1) Assets and liabilities recorded on the balance sheet

in millions of euros

	Defined-benefit pension plans	Other defined-benefit plans	31/12/2005	01/01/2005
Actual value of funded obligations	54.6	1.1	[illegible]	49.3
Fair value of assets	(14.6)	–	[illegible]	(19.0)
Excess of obligations/(assets) of financed plans	**40.0**	**1.1**	41.1	**30.3**
Actual value of unfunded obligations	–	–		–
Past services not yet recognised	–	–		–
Unrecognised net actuarial gains/(losses)	(13.5)	–	[illegible]	(3.9)
Unrecognised net assets	–	–		–
Net defined-benefit obligations	**26.5**	**1.1**	27.6	**26.4**
Obligations recorded under assets	–	–	–	–
Obligations recorded under liabilities	26.5	1.1	[illegible]	26.4
Net obligations	**26.5**	**1.1**	27.6	**26.4**

2) Expenses recognised in the income statement

in millions of euros

	Defined-benefit pension plans	Other defined-benefit plans	2005
Net current service cost	3.7	0.1	[illegible]
Interest cost	1.7	–	[illegible]
Expected return on plan assets	(0.2)	–	[illegible]
Net actuarial (gains)/losses recognised during the year	0.1	0.4	[illegible]
Other	(0.2)	–	[illegible]
Opening equity adjustments	–	(0.2)	[illegible]
Cost of defined-benefit plans	**5.1**	**0.2**	5.3

The cost of defined-benefit plans was 3.3 million euros in 2004.

Expenses related to defined-benefit plans are recorded in the income statement under the appropriate expense headings by function.

3) Reconciliation of net defined benefit obligations

in millions of euros

	Defined-benefit pension plans	Other defined-benefit plans	Total
Liabilities as at 1 January 2005	**25.9**	**0.5**	26.4
Translation differences	–	–	
Pension expense	5.1	0.2	
Employer contributions	(4.7)	–	[illegible]
Adjustment to opening equity	0.1	0.3	[illegible]
Other	0.1	0.1	[illegible]
Liabilities as at 31 December 2005	**26.5**	**1.1**	27.6

4) Reconciliation of the value of defined benefit and similar obligations

in millions of euros

	Defined-benefit pension plans	Other defined-benefit plans	Total
DBOs as at 1 January 2005	**48.8**	**0.5**	49.3
Pension expense	5.1	0.2	[illegible]
Employer contributions	(9.1)	–	[illegible]
Unrecognised actuarial differences	9.8	–	[illegible]
Other	–	0.3	[illegible]
DBOs as at 31 December 2005	**54.6**	**1.1**	55.7

NOTE 17 - TRADE PAYABLES AND OTHER PAYABLES

in millions of euros

	31/12/2005	01/01/2005
Trade payables	[illegible]	142.9
Tax liabilities payable	[illegible]	23.8
Other current liabilities	[illegible]	110.6
Other non-current liabilities	[illegible]	25.2
TRADE PAYABLES AND OTHER PAYABLES	328.4	**302.5**

NOTE 18 - INFORMATION ON SALES BY BUSINESS SEGMENT

a - Consolidated sales by business line

in millions of euros

	2005	2004
Silk Products	[illegible]	149.5
Bags and Luggage	[illegible]	528.8
Clothing and Accessories [1]	[illegible]	272.6
Other Sectors [2]	[illegible]	133.7
Distribution via the Hermès exclusive network	1,166.0	**1,084.6**
Perfumes	[illegible]	64.7
Watches	[illegible]	100.4
Tableware	[illegible]	34.8
Distribution via specialist outlets	213.6	**199.9**
Miscellaneous [3]	47.8	**46.9**
TOTAL	1.427.4	**1,331.4**

(1) "Clothing and Accessories" includes men and women's clothing, belts, enamel, leather jewellery, gloves, hats and Hermès shoes.
(2) "Other Sectors" includes jewellery, diaries, small leather articles and Art of Living products.
(3) "Miscellaneous" products include John Lobb shoes and products manufactured for brands outside the Group (textile printing, perfumes, etc.).
The bulk of sales is generated by sales of goods. Sales of services do not make up a material percentage of total sales.

b - Segment data

in millions of euros

	2005				2004			
	Hermès network	Specialist outlets	Other*	Total	Hermès network	Specialist outlets	Other	Total
Sales	1.166.0	213.6	47.8	1.427.4	**1,084.6**	**199.9**	**46.9**	**1,331.4**
Selling, marketing and administrative expenses	[illegible]	[illegible]	[illegible]	[illegible]	(356.4)	(65.7)	(40.8)	(462.9)
Depreciation and amortisation	[illegible]	[illegible]	[illegible]	[illegible]	(27.0)	(8.1)	(7.1)	(42.2)
Operating provisions	[illegible]	[illegible]	[illegible]	[illegible]	(1.2)	0.1	(0.9)	(2.0)
Impairment losses	-	[illegible]	[illegible]	[illegible]	(0.2)	(2.8)	(0.3)	(3.3)
Segment result	361.1	46.3	(23.9)	383.5	**357.3**	**39.4**	**(39.6)**	**357.1**
Operating margin by segment	[illegible]	[illegible]	–	[illegible]	*32.9%*	*19.7%*	–	*26.8%*
Financial income	–	–	[illegible]	[illegible]	–	–	7.5	7.5
Share of net income of associates	–	–	[illegible]	[illegible]	–	–	(21.0)	(21.0)
Corporate income tax			[illegible]	[illegible]	–	–	(125.2)	(125.2)
Minority interests		-	[illegible]	[illegible]	–	–	(4.5)	(4.5)
Net income	361.1	46.3	(160.4)	247.0	**357.3**	**39.4**	**(182.8)**	**213.9**
Segment assets**	[illegible]	[illegible]	[illegible]	[illegible]	821.3	90.6	25.1	937.0
Segment investments	[illegible]	[illegible]	[illegible]	[illegible]	71.9	6.4	40.5	118.8
Segment liabilities**	[illegible]	[illegible]	[illegible]	[illegible]	230.2	36.1	52.8	319.1

* Including items that cannot be allocated to a specific business segment but meet the definitions set out in Note 1.15.

** Reconciliation of segment assets and liabilities with the balance sheet:

in millions of euros

	31/12/2005	01/01/2005
Assets allocated to a segment	[illegible]	911.9
Other assets that cannot be allocated to a segment but meet the definition of "segment assets"	[illegible]	25.1
"Segment" assets	1,037.2	**937.0**
Available-for-sale securities	[illegible]	9.2
Held-to-maturity securities	[illegible]	23.2
Investments in associates	[illegible]	28.4
Other non-current financial assets	[illegible]	12.5
Tax receivables and deferred tax assets	[illegible]	96.7
Financial instruments at fair value	[illegible]	29.3
Cash and cash equivalents	[illegible]	608.7
TOTAL ASSETS	1,893.6	**1,745.0**
Liabilities allocated to a segment	[illegible]	266.3
Other liabilities that cannot be allocated to a segment but meet the definition of "segment liability"	[illegible]	52.8
"Segment" liabilities	328.6	**319.1**
Taxes payable and deferred tax liabilities	[illegible]	40.3
Cash liabilities and financial instruments	[illegible]	93.7
Shareholders' equity	[illegible]	1,291.9
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,893.6	**1,745.0**

NOTE 19 - INFORMATION BY GEOGRAPHICAL AREA

The information below is presented after eliminations and adjustments.

in millions of euros

	2005			2004		
	Sales	Segment assets	Investments by segment	Sales	Segment assets	Investments by segment
France	[illegible]	411.8	67.6	256.3	432.9	67.1
Europe (excluding France)	222.5	108.4	[illegible]	222.3	105.6	12.9
Japan	[illegible]	244.9	[illegible]	398.2	241.7	15.1
Asia-Pacific (excluding Japan)	[illegible]	138.7	27.2	217.4	86.7	17.7
Americas	216.9	93.4	6.2	196.7	70.1	6.0
Other (1)	39.0			40.5	–	–
TOTAL	1,427.4	1,037.2	118.5	**1,331.4**	**937.0**	**118.8**

(1) Includes sales to airlines.

NOTE 20 - GROSS PROFIT

All commissions are taken to cost of sales. Provisions for impairment of inventories, losses on inventories, and the portion of depreciation that is allocated to the production cost of products sold are included in the cost of sales.

NOTE 21 - SELLING, MARKETING AND ADMINISTRATIVE EXPENSES

in millions of euros

	2005	2004
Advertising and public relations	76.2	71.1
Other selling, marketing and administrative expenses	411.9	391.8
TOTAL	488.1	**462.9**

NOTE 22 - EMPLOYEES

Geographical breakdown of employees:

	2005	2004
France	3,821	3,680
Europe (excluding France)	[illegible]	585
Rest of world	[illegible]	1,606
TOTAL	6,150	**5,871**

Breakdown by category:

	2005	2004
Production	[illegible]	2,384
Sales	[illegible]	2,447
Other (design, marketing, administration)	[illegible]	1,040
TOTAL	6,150	**5,871**

Total personnel costs for 2005 were 342.4 million euros, compared with 313.8 million euros in 2004.

NOTE 23 - OTHER INCOME AND EXPENSE

in millions of euros

	2005	2004
Depreciation and amortisation	[illegible]	(42.2)
Net changes in provisions	[illegible]	1.3
Net change in post-employment and similar benefit obligations	[illegible]	(3.3)
Impairment losses on fixed assets	[illegible]	(3.3)
Other income and expenses	[illegible]	(0.5)
TOTAL	[illegible]	**(48.0)**

NOTE 24 - NET FINANCIAL INCOME

in millions of euros

	2005	2004
Income from cash and cash equivalents	[illegible]	8.7
Cost of gross debt	[illegible]	(1.1)
- of which: income from hedging instruments	[illegible]	*0.6*
Cost of net debt	[illegible]	**7.6**
Other financial income and expenses	[illegible]	(0.1)
- of which: gains/(losses) on trading derivatives	[illegible]	-
- of which: changes in the value of trading assets and liabilities	[illegible]	-
TOTAL	**3.9**	**7.5**

NOTE 25 - CORPORATE INCOME TAX

a - Breakdown of corporate income tax charge

in millions of euros

	2005	2004
Current tax	[illegible]	(122.4)
Deferred tax	[illegible]	(2.8)
TOTAL	(135.8)	**(125.2)**

b - Rationalisation of corporate income tax charge

The effective tax rate for the year ended 31 December 2005 was 35.1% compared with 34.3% in the year ended 31 December 2004. The difference between the theoretical tax charge and the actual tax charge for 2005 is explained as follows:

in millions of euros

	2005	2004
Consolidated net income - Group's share	[illegible]	213.9
Share of net income of associates	[illegible]	(21.0)
Consolidated net income - minority interests	[illegible]	(4.5)
Corporate income tax	(135.8)	**(125.2)**
Income before tax	[illegible]	364.6
Effective tax rate	[illegible]	34.3%
Current tax rate in France	[illegible]	35.4%
Theoretical tax charge	[illegible]	(129.1)
Reconciliation items:		
– differences relating to foreign tax	2.2	1.3
– differences relating to taxation of unrealised gains on investments in associates	[illegible]	1.2
– permanent timing differences and transactions taxed at a reduced rate	[illegible]	1.4
TOTAL	(135.8)	**(125.2)**

c - Deferred tax

Deferred tax is recognised on all timing differences using the liability method. Discounting is not applied to deferred tax. The net change in deferred tax assets and liabilities breaks down as follows:

in millions of euros

Deferred tax assets as at 1 January 2005	[illegible]
Deferred tax liabilities as at 1 January 2005	[illegible]
Net deferred tax assets as at 1 January 2005	73.4
Impact on the income statement	[illegible]
Impact on the scope of consolidation	[illegible]
Other *	[illegible]
Impact of foreign exchange movements	[illegible]
Deferred tax assets as at 31 December 2005	[illegible]
Deferred tax liabilities as at 31 December 2005	[illegible]
Net deferred tax assets as at 31 December 2005	85.5

* Other items relate to deferred taxes resulting from the reversal of the portion of revaluation of financial instruments recorded under equity as at 1 January 2005 (recyclable portion). This movement produced no impact on net income for the year.

d - Tax impact of dividends proposed and declared to shareholders

The amount of dividends proposed and declared to shareholders has no tax impact.

NOTE 26 - EXPOSURE TO MARKET RISKS

a- Counterparty risk

As the Group deals only with leading banks and financial institutions that have signed an FBF agreement on trading in financial futures instruments, it is not exposed to any counterparty risk.

b - Currency risk

Most of the Group's currency exposure comes from sales denominated in foreign currencies.

It hedges this exposure so as to minimise the impact of currency fluctuations on Group profits.

The Group's currency exposure management policy is based on the following principles:

- the manufacturing subsidiaries bill the distribution subsidiaries in their home currency, which automatically concentrates the currency risk on the manufacturing subsidiaries;
- the Group's net exposure is systematically hedged by Hermès International according to annual budgets through firm foreign exchange transactions and/or options.
- no speculative transactions are authorised;
- all other non-operating transactions are hedged against currency risks as soon as the commitment is firm and definitive.

These management rules have been validated by the Executive Committee and have also been endorsed by the Supervisory Board.

An integrated software package is used for the administrative management of these transactions and to monitor the back office in real time. In addition, the internal audit ensures compliance with these rules.

Within this set of rules, management decisions are validated by the Executive Committee, via a Treasury Security Committee that meets on a regular basis.

Currency position

in millions of euros

Currency	Payables and receivables as at 31/12/2005	Future cash flows	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity
AUD	1.2	3.7	4.9	(4.8)	0.1	98%	-
CAD	0.9	4.5	5.4	(4.8)	0.6	90%	(0.01)
CHF	(1.5)	9.4	7.9	(8.6)	(0.7)	108%	0.01
CZK	0.3	0.8	1.1	(1.2)	(0.1)	110%	-
EUR*	5.5	23.0	28.4	(29.7)	(1.2)	104%	0.01
GBP	4.9	13.5	18.4	(17.7)	0.7	96%	(0.01)
HKD	6.9	37.8	44.7	(42.7)	2.1	95%	(0.02)
JPY	87.1	161.6	248.7	(250.0)	(1.3)	101%	0.01
KRW	(0.3)	(7.9)	(8.1)	7.9	(0.2)	97%	-
MXN	0.4	-	0.4	-	0.4	-	-
SGD	7.4	102.4	109.8	(112.9)	(3.1)	103%	0.03
THB	1.4	5.2	6.6	(5.6)	1.0	85%	(0.01)
USD	27.9	165.0	193.0	(190.9)	2.0	99%	(0.02)
Total	**142.2**	**519.0**	**661.2**	**(661.0)**	**0.2**	**100%**	**0.0**

* EUR currency risk for subsidiaries that use a different reporting currency.

Breakdown of currency contracts — in millions of euros

	Nominal amount of off-balance sheet position (gross) [1]	Nominal amount of off-balance sheet position (net) [2]	Market value of contracts at 31/12/2005 [3] Cash flow hedge	Fair value hedge	Unallocated	Total
Options purchased						
HKD put	18.8	18.8	0.2	–	–	0.2
JPY put	96.7	96.7	3.0	–	–	3.0
JPY call	(6.5)	–	–	–	0.1	0.1
SGD put	65.7	60.6	0.3	–	–	0.3
USD put	65.8	65.8	0.8	–	–	0.8
USD call	(4.7)	(2.4)	–	–	–	0.1
	235.9	**239.6**	**4.3**	**–**	**0.1**	**4.4**
Forward currency contracts [4]						
HKD	19.1	19.1	(0.7)	–	–	(0.7)
JPY	65.1	65.1	2.1	–	–	2.1
SGD	57.0	57.0	(2.5)	–	–	(2.5)
USD	110.4	110.4	(2.9)	(0.7)	–	(3.6)
Other	53.1	52.1	1.0	–	–	1.0
	304.8	**303.8**	**(3.0)**	**(0.7)**	**–**	**(3.6)**
Treasury swaps [4]						
HKD	4.7	4.7	–	(0.1)	–	(0.1)
JPY	88.3	88.3	–	(0.4)	–	(0.4)
SGD	(4.7)	(4.7)	–	0.1	–	0.1
USD	17.0	17.0	–	(0.1)	–	(0.1)
Other	12.3	12.3	–	0.1	–	0.1
	117.6	**117.6**	**–**	**(0.4)**	**–**	**(0.4)**
Options sold						
USD call	7.8	–	–	–	(0.4)	(0.4)
	7.8	**–**	**–**	**–**	**(0.4)**	**(0.4)**
Total	**666.1**	**661.0**	**1.3**	**(1.1)**	**(0.3)**	**(0.1)**

(1) Nominal amount of all off-balance sheet instruments.
(2) Nominal amount of derivatives allocated to hedge foreign exchange risks.
(3) Gain/(loss)
(4) Sold/(purchased).

c - Interest-rate and liquidity risk

The Hermès Group's policy is to maintain a positive treasury position and to have cash available so as to be able to finance its growth strategy independently. The Group's treasury surpluses and requirements are managed directly or overseen by Hermès International's Treasury Management Department, in accordance with a conservative policy designed to avoid any risk of losing capital and to maintain a satisfactory liquidity position.

Cash surpluses are invested mainly in money-market mutual funds and cash equivalents with a sensitivity of less than 0.5 and a recommended investment period of less than three months. These investments are carried at their revalued amount (fair value).

Gross debt consists mainly of long-term amortisable fixed-rate loans in Japanese yen contracted by Hermès Japon to finance the purchase of the land and construction of the Ginza store in Tokyo.

These loans are guaranteed by Hermès International but are not covered by any real security interests or by any specific covenants.

From time to time, the Group uses financial instruments such as swaps and derivatives to hedge part of its liabilities and receivables against interest rate fluctuations.

It applies the same risk monitoring and management procedures as for currency transactions.

Interest rate risks are presented only for net cash items, as no interest rate risk has been identified on other financial assets and liabilities.

in millions of euros

	< 1 year	1 year to 5 years	> 5 years	Total	Variable rate	Fixed rate
Financial assets	**605.3**	–	–	**605.3**	**605.3**	–
Euros	472.8	–	–	472.8	472.8	–
Swiss francs	21.5	–	–	21.5	21.5	–
Other	111.0	–	–	111.0	111.0	–
Financial liabilities*	**32.0**	**18.9**	**11.0**	**61.9**	**24.0**	**37.9**
Euros	1.7	0.1	0.1	1.9	1.9	–
Japanese yen	24.8	18.8	10.9	54.5	16.6	37.9
Other	5.5	–	–	5.5	5.5	–
Net cash before cover	**573.3**	**(18.9)**	**(11.0)**	**543.3**	**581.3**	**(37.9)**
Net cash after cover	**573.3**	**(18.9)**	**(11.0)**	**543.3**	**581.3**	**(37.9)**

* Not including commitments to buy out minority shareholders.

in millions of euros

	< 1 year	1 year to 5 years	> 5 years	Total	Variable rate	Fixed rate
Financial assets	**605.3**	–	–	**605.3**	**605.3**	–
Cash and cash equivalents	605.3	–	–	605.3	605.3	–
Financial liabilities*	**32.0**	**18.9**	**11.0**	**61.9**	**24.0**	**37.9**
MT/LT debt	–	18.8	11.0	29.8	3.3	26.5
Bank overdrafts and ST debt	31.9	–	–	31.9	20.5	11.4
Current accounts in debit	0.1	0.1	–	0.2	0.2	–
Net cash before cover	**573.3**	**(18.9)**	**(11.0)**	**543.3**	**581.3**	**(37.9)**
Net cash after cover	**573.3**	**(18.9)**	**(11.0)**	**543.3**	**581.3**	**(37.9)**

* Not including commitments to buy out minority shareholders.

[illegible]

A 1% change in interest rates during 2005 would have had an impact of 5.8 million euros on consolidated income before tax, or 149% of net financial income before tax.

The market value of marketable securities is equivalent to their value on the books.

Financial liabilities do not include the debt associated with employee profit sharing, which is included under "Other liabilities".

in millions of euros

	2005
Financial assets	605.3
Financial liabilities	61.9
Cash and cash equivalents	**543.3**
Change in net cash	**25.8**
Reduction in assets	(15.3)
Reduction in liabilities	31.1
Change in scope of consolidation	(0.4)
Translation adjustment	10.4

d - Fair value of financial assets and liabilities

in millions of euros

2005	Net carrying amount	Fair value	Interest rate	Effective interest rate
Other non-consolidated securities	0.5	0.5	-	-
Liquidity contract	9.2	9.2	-	-
Other long-term investments	7.7	7.7	-	-
Available-for-sale securities	**17.4**	**17.4**		
Leica Camera AG convertible bonds and accrued interest	12.3	12.3	5.5%	9.0%
Gaulme convertible bonds and accrued interest	8.1	8.1	2.8%	2.8%
Term bank deposit 1	12.0	12.2	*	4.2%
Term bank deposit 2	15.0	14.6	*	1.5%
Held-to-maturity securities	**47.4**	**47.2**		
Loans and deposits	15.1	15.1	-	-
Loans and deposits	**15.1**	**15.1**		
Cash and cash equivalents	605.3	605.3	-	-
Cash and cash equivalents	**605.3**	**605.3**		
Bank overdrafts	20.5	20.5	-	-
Commitments to buy out minority shareholders	3.2	3.2	-	-
Japan loan	37.3	37.3	2.0%	2.0%
China loan	3.2	3.2	4.7%	4.7%
Other loans	0.8	0.8	**	-
Current account debit balances	0.2	0.2	**	-
Debt	**65.2**	**65.2**	**-**	**-**

* Interest rates are variable rates indexed to 3-month Euribor.
** Interest rates are variable rates.

NOTE 27 - OTHER FINANCIAL COMMITMENTS

in millions of euros

	2005	2004
Bank guarantees given*	[illegible]	110.5
Repurchases of securities (guarantees received)	[illegible]	16.5
Repurchases of securities (guarantees given)	[illegible]	1.6
Finance leases		1.1
Actuarial losses on retirement benefits	[illegible]	3.9

* Material guarantees are given by the Group to guarantee the commitments of subsidiaries (mainly borrowings by Hermès Japon). They attract fees at a rate in line with charges ordinarily applied by banks.

As at 31 December 2005, future non-cancellable commitments on lease agreements for all stores operated by the Group world-wide were broken down as follows:

in millions of euros

	< 1 year	1 year to 5 years	> 5 years	Total
Minimum payments to be made on rental agreements*	35.5	75.7	49.5	160.7

* Amounts shown have been discounted at an annual rate of 7.2%.

NOTE 28 - OTHER OFF-BALANCE SHEET COMMITMENTS; POTENTIAL LIABILITIES AND ASSETS

The Group has no knowledge of any commitments other than those mentioned elsewhere and that would not be reflected in the financial statements for the year ended 31 December 2005. There currently exists no exceptional event or dispute that would be liable to have a probable and material impact on the Group's financial position.

Furthermore, in the normal course of its business operations, the Group is involved in legal actions and is subject to controls. A provision is booked when a risk is identified and when its cost can be estimated.

NOTE 29 - RELATED-PARTY TRANSACTIONS

Transactions with companies accounted for by the equity method in 2005 were not material relative to the Group's overall business activities.

Relationships with other related parties, within the meaning of IAS 24, can be summarised as follows:

- RDAI: the architectural firm RDAI was commissioned for a design mission to apply the architectural concept to all Hermès Group stores. Fees paid by the Hermès Group amounted to 5.8 million euros before tax in 2005 and 4.6 million euros before tax in 2004;
- Émile Hermès SARL, active partner: Émile Hermès SARL is a *société à responsabilité limitée à capital variable* (limited company with variable capital). Its partners are the direct descendants of Émile-Maurice Hermès and his wife. The company's Executive Chairman is Mr Jean-Louis Dumas and it is governed by a Management Board. Each year, Hermès International pays the active partners a sum equal to 0.67% of distributable profits. The active partners distribute this sum amongst them-selves as they see fit. If no agreement can be reached, 95% of this sum is allocated to Émile Hermès SARL and the balance is allocated to Mr Jean-Louis Dumas. Furthermore, Hermès International bills back certain expenses incurred to Émile Hermès SARL. These billings amounted to 0.1 million euros in 2005 and in 2004.

NOTE 30 - REMUNERATION OF CORPORATE EXECUTIVE OFFICERS, EXECUTIVE MANAGERS AND SUPERVISORY BOARD MEMBERS

Remuneration paid to executive officers, executive managers and Supervisory Board members of the Group in 2005 amounted to 9.1 million euros compared with 6.9 million euros in 2004 and was broken down as follows for each category of remuneration:

in millions of euros

	Short-term benefits	Post-employment benefits	Other long-term benefits	Lump-sum severance benefits	Share-based payments	Total
2005	7.9	1.2	–	–	–	9.1
2004	5.6	1.1	–	0.2	–	6.9

NOTE 31 - INFORMATION ON FEES PAID TO AUDITORS AND ADVISORS

Deloitte and Didier Kling & Associés are the principal Statutory Auditors of the Hermès Group.

Fees paid to the Statutory Auditors and to members of their networks in 2005 are broken down as follows:

in millions of euros

	Deloitte network				Didier Kling & Associés network			
	2005	Allocation	**2004**	**Allocation**	2005	Allocation	**2004**	**Allocation**
Auditing								
Auditing of accounts	[illegible]	[illegible]	0.8	65%	[illegible]	[illegible]	0.1	100%
Other legal and related engagements			0.1	8%			–	–
Sub-total	[illegible]	[illegible]	*0.9*	*73%*	[illegible]	[illegible]	*0.1*	*100%*
Other services								
Legal, tax and labour matters	[illegible]	[illegible]	0.4	27%		[illegible]	–	–
Sub-total	[illegible]	[illegible]	*0.4*	*27%*	[illegible]	[illegible]	–	–
TOTAL	1.2	100%	**1.3**	**100%**	0.1	100%	**0.1**	**100%**

The imbalance between the two audit firms is due to the fact that Deloitte is in charge of auditing for nearly all of the Hermès Group's foreign subsidiaries.

NOTE 32 - EARNINGS PER SHARE

Earnings per share is calculated on the basis of the weighted average number of shares outstanding during the year.
The weighted average number of shares outstanding during the year and previous years is adjusted to take account of any bonus issues and stock splits occurring during the year, and of treasury stock.

Diluted earnings per share is adjusted to reflect shares to be issued in connection with stock option plans implemented by the Executive Management.
The calculation and reconciliation of basic earnings per share and diluted earnings per share is shown below.

	2005	2004
Numerator (millions of euros)		
Basic net income	[illegible]	213.9
Adjustments		–
Diluted net income	[illegible]	213.9
Denominator (number of shares)		
Weighted average number of ordinary shares	36,322,486	**36,664,099**
Basic earnings per share	6.80	**5.83**
Weighted average number of shares under option	[illegible]	187,564
Weighted average number of shares that would have been issued at fair value	[illegible]	(131,894)
Weighted average number of diluted ordinary shares	36,365,491	**36,719,769**
Diluted earnings per share in euros	6.79	**5.83**
Average price per share in 2005	169.80 €	157.10 €
Exercise price in 2005 for shares under option	127.22 €	110.47 €

NOTE 33 - SHARE-BASED PAYMENTS

Stock option movements

Options to subscribe for new shares

	2005		2004	
	Number of options	**Value of options (€m)***	**Number of options**	**Value of options (€m)***
Options outstanding as at 1 January	151,170	17.4	**199,278**	**20.2**
exercisable as at 1 January	[illegible]	[illegible]	*140,778*	*11.2*
Options issued			–	–
Options exercised	[illegible]	[illegible]	(42,168)	2.3
Options cancelled	[illegible]	[illegible]	(5,940)	0.5
expired	[illegible]	[illegible]	–	–
waived			*(5,940)*	*0.5*
Options outstanding as at 31 December	94,940	13.4	**151,170**	**17.4**
exercisable as at 31 December	[illegible]	[illegible]	*151,170*	*17.4*
Weighted average exercise price	[illegible]		*115.47 €*	–

* Weighted average value.

Options to purchase existing shares

	2005		2004	
	Number of options	**Value of options (€m)***	**Number of options**	**Value of options (€m)***
Options outstanding as at 1 January	42,000	5.4	**14,000**	**1.7**
exercisable as at 1 January	[illegible]	[illegible]	–	–
Options issued	–	–	28,000	3.7
Options exercised			–	–
Options cancelled			–	–
expired	–		–	–
waived			–	–
Options outstanding as at 31 December	[illegible]	[illegible]	42,000	5.4
exercisable as at 31 December	[illegible]	[illegible]	*28,000*	*3.7*
Weighted average exercise price	[illegible]	–	*129.26 €*	–

* Weighted average value.

Insofar as no plans issued after 7 November 2002 grant rights to exercise options that remained to be vested at 1 January 2005, the application of IFRS 2 has no impact on the Group's accounts. It is therefore not necessary to provide information about the fair value of options as of the 2005 closing date.

NOTE 34 - SCOPE OF CONSOLIDATION

List of companies included in the consolidation as at 31 December 2005

Company	Registered Office	2005 percentage Control	Interest	Method	Registered no. (France)
Hermès International	24, rue du Faubourg-Saint-Honoré, 75008 Paris	Parent	Parent	Parent	572076396
Alpasoie	9, rue Claude-Terrasse, 38690 Le Grand-Lemps (France)	23.00	38.39	Equity	315126714
Ateliers A.S.	16, chemin des Mûriers, 69310 Pierre-Bénite (France)	74.90	74.17	Full	954503843
Avril-Morio & Patte	12-14, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	409209202
Boissy Mexico	Avenida Presidente Mazaryk 422, Local « A » Col Polanco, 11560 Mexico D.F. (Mexico)	51.00	51.00	Full	-
Boissy Retail	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	100.00	Full	-
Boissy Singapour	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	80.00	Equity	-
Castille Investissements	24, rue du Faubourg-Saint-Honoré, 75008 Paris	100.00	100.00	Full	352565451
Compagnie des Arts de la Table	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	380059188
Compagnie des Cristalleries de Saint-Louis	Saint-Louis-lès-Bitche, 57620 Lemberg (France)	99.93	99.93	Full	353438708
Compagnie Hermès de Participations	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	413818147
Comptoir Nouveau de la Parfumerie	23, rue Boissy-d'Anglas, 75008 Paris	99.67	99.67	Full	542053285
Créations, Éditions d'Étoffes d'Ameublement	21, rue Cambon, 75001 Paris	74.54	74.54	Full	602013583
Établissements Marcel Gandit	51, rue Jean-Jaurès, 38300 Bourgoin-Jallieu (France)	100.00	100.00	Full	583620778
Exocuirs	69, rue du Rhône, 1207 Geneva (Switzerland)	49.60	46.62	Equity	-
Ex-Pili	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	-
Financière Saint-Éloi	2, rue des Girondins, Luxembourg L1626 (Luxembourg)	20.00	20.00	Equity	-
Financière Saint-Honoré	9, avenue Eugène-Pittard, 1211 Geneva 25 (Switzerland)	100.00	100.00	Full	-
G.C. Real Estate	25, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	400080487
Ganterie de Saint-Junien	18, rue Louis-Codet, 87200 Saint-Junien (France)	100.00	100.00	Full	391581196
Gaulme	325, rue Saint-Martin, 75003 Paris	35.00	35.00	Equity	380 681 833
Gordon-Choisy	17, boulevard Jules-Ferry, 75011 Paris	100.00	100.00	Full	662044833
Héraklion	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	383935897
Herlee	25/F Chinachem Leighton Plaza 29 Leighton Road, Causeway Bay (Hong Kong)	90.00	90.00	Full	-
Hermès Argentina	Avenida Alvear 1981, 1129 Buenos Aires (Argentina)	100.00	99.99	Full	-
Hermès Australia	Level 11, Skygarden, 70 Castlereagh Street, Sydney NSW 2000 (Australia)	100.00	100.00	Full	-
Hermès Benelux	50, boulevard de Waterloo, 1000 Brussels (Belgium)	100.00	100.00	Full	-
Hermès Canada	79 Wellington Street West, Suite 3000, Toronto, Ontario M5K 1N2 (Canada)	100.00	100.00	Full	-
Hermès de Paris (Mexico)	Avenida Presidente Mazaryk 422, Local « A » Col Polanco, 11560 Mexico D.F. (Mexico)	51.00	51.00	Full	-
Hermès GB	1 Bruton Street, London W1J 6TL (United Kingdom)	100.00	100.00	Full	-

Company	Registered Office	2005 percentage Control	Interest	Method	Registered no. (France)
Hermès GmbH	Marstallstrasse 8, 80539 Munich (Germany)	100.00	100.00	Full	–
Hermès Greater China	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	–
Hermès Grèce	Rue Stadiou 4 et rue Voukourestiou 1, 10564 Athens (Greece)	100.00	100.00	Full	–
Hermès Holding GB	1 Bruton Street, London W1J 6TL (United Kingdom)	100.00	100.00	Full	–
Hermès Holdings US	1105 North Market Street, Suite 1300, Wilmington, Delaware 19899 (USA)	100.00	100.00	Full	–
Hermès Iberica	José Ortega y Gasset 12, 28006 Madrid (Spain)	100.00	100.00	Full	–
Hermès International Portugal	Largo do Chiado 9, 1200-108 Lisbonne (Portugal)	100.00	100.00	Full	–
Hermès Italie	Via Serbelloni 1, 20122 Milan (Italy)	100.00	100.00	Full	–
Hermès Japon	4-3, Ginza 5-Chome, Chuo-ku, Tokyo 104-0061 (Japan)	100.00	100.00	Full	–
Hermès Korea	5/F, Samhi (Binggrae) B/D, 518 Apkujong-Dong-Kangnam-ku, Séoul 135-110 (South Korea)	94.59	94.59	Full	–
Hermès Korea Travel Retail	5/F, Samhi (Binggrae) B/D, 518 Apkujong-Dong-Kangnam-ku, Séoul 135-110 (South Korea)	100.00	100.00	Full	–
Hermès Monte-Carlo	11-13-15, avenue de Monte-Carlo, 98000 Monaco	100.00	100.00	Full	–
Hermès Prague	Parizska 12/120, 11000 Prague (Czech Rep.)	100.00	100.00	Full	–
Hermès Retail (Malaysia)	G38 Ground Level, Suria KLCC, Kuala Lumpur City Centre, 50088 Kuala Lumpur (Malaysia)	51.00	51.00	Full	–
Hermès Sellier	24, rue du Faubourg-Saint-Honoré, 75008 Paris	99.77	99.77	Full	696 520 410
Hermès Singapore (Retail)	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	80.00	80.00	Full	–
Hermès Suisse	4, rue de la Tour-de-l'Île, 1204 Geneva (Switzerland)	100.00	100.00	Full	–
Hermès South East Asia	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	100.00	Full	–
Holding Textile Hermès	16, chemin des Mûriers, 69310 Pierre-Bénite (France)	100.00	100.00	Full	428 128 318
Immauger	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	377 672 159
J. L. & Co	Westminster Works, Oliver Street, Northampton NN27JL (United Kingdom)	100.00	100.00	Full	–
John Lobb	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	582 094 371
John Lobb Japan	2nd Floor, Kokusai Bldg, 1-1, Marunouchi 3-Chome, Chiyoda-Ku, Tokyo (Japan)	100.00	100.00	Full	–
John Lobb Ltd	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	–
La Manufacture de Seloncourt	18, rue de la Côte, 25230 Seloncourt (France)	100.00	100.00	Full	407 836 329
La Maroquinerie Nontronnaise	Avenue Yvon-Delbos, 24300 Nontron (France)	100.00	100.00	Full	403 230 436
La Montre Hermès	Erlenstrasse 31 A, 2555 Brügg (Switzerland)	100.00	100.00	Full	–
Leica Camera AG	Oskar-Barnack Strasse 11, D-35606 Solms (Germany)	36.18	36.18	Equity	–
Leica Camera Japan Co	1-7-1 Yurakucho Chiyoda-ku, Tokyo 100-0006 (Japan)	49.00	67.45	Equity	–

Company	Registered Office	2005 percentage Control	Interest	Method	Registered no. (France)
Les Tissages Perrin*	9, rue Claude-Terrasse, 38690 Le Grand-Lemps (France)	0.02	38.21	Equity	400 135 034
Les Tissages Verel*	Rue du Docteur-Roux, 38490 Saint-André-le-Gaz (France)	0.22	39.64	Equity	563 620 079
LMH Pacific Limited	26/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	-
Louisiane	Via Sloave 3, 20135 Milan (Italy)	49.60	38.09	Equity	-
M Maison et Cie	22-24, avenue Hoche, 75008 Paris	49.60	49.40	Equity	572 230 084
Maroquinerie de Belley	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	428 128 425
Maroquinerie de Sayat	12-16, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	411 795 859
Maroquinerie des Ardennes	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	428 113 518
Maroquinerie Thierry	Rue des Fougères, ZI Les Bracots, 74890 Bons-en-Chablais (France)	43.82	43.82	Equity	312 108 368
Michel Rettili SRL	Via Sloave 3, 20135 Milan (Italy)	49.60	38.67	Equity	-
Motsch–George V	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	440 252 476
Nehel	23, rue Boissy-d'Anglas, 75008 Paris	100.00	99.77	Full	428 167 514
Orfèvrerie Christofle	9, rue Royale, 75008 Paris	20.00	6.21	Equity	562 063 263
Perrin & Fils	451, chemin du Baraillon, 38690 Le Grand-Lemps (France)	39.52	39.52	Equity	573 620 143
RTL Inc.	105, Dorset Street La Fayette, Louisiana 70501 (USA)	49.60	43.23	Equity	-
Saint-Honoré (Bangkok)	Room G03/2, The Emporium Shopping Mall, 622 Sukhumvit Road, Klongtoey, Bangkok 10100 (Thailand)	49.00	49.00	Full	-
Saint-Honoré Chile	Avenida Alonso de Córdova 2526, Comuna de Vitacura, Santiago de Chile (Chile)	100.00	100.00	Full	-
Saint-Honoré Shanghai	Room 3010, 3011, 3001, Westgate Mall Tower, 1038 Nanjing Xi Road, Shanghai 2001 (Republic of China)	100.00	90.00	Full	-
SC Honossy	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	393 178 025
SCI Auger-Hoche	12-22, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	335 161 071
SCI Boissy Les Mûriers	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	351 649 504
SCI Boissy Nontron	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	442 307 021
SCI Édouard VII	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	393 882 170
SCI Espace Tronchet	18-20, rue Tronchet, 69006 Lyon (France)	100.00	100.00	Full	404 348 484
SCI Les Capucines	ZI les Bracots, 74890 Bons-en-Chablais (France)	60.00	77.53	Full	408 602 050
Société d'Impression sur Étoffes du Grand-Lemps	202, chemin du Violet, 38690 Le Grand-Lemps (France)	99.99	99.99	Full	573 621 224
Société Nontronnaise de Confection	13, route de Piegut, 24300 Nontron (France)	100.00	100.00	Full	380 041 939
Soficuir International	22-24, avenue Hoche, 75008 Paris	49.60	49.60	Equity	398 142 695
Sport-Soie	27, rue Jules-Guesde, 69310 Pierre-Bénite (France)	95.50	95.50	Full	592 028 542
Tanneries des Cuirs d'Indochine et de Madagascar	22-24, avenue Hoche, 75008 Paris	49.60	49.40	Equity	582 025 755
Velours Blafo*	7, rue de Catalogne, 69150 Décines-Charpieu (France)	0.00	26.09	Equity	352 497 549

* Companies majority owned by Perrin & Fils, in which the Hermès Group holds a 39.52% controlling interest.

NOTE 35 - RECONCILIATIONS BETWEEN 2004 FINANCIAL STATEMENTS UNDER FRENCH GAAP AND IFRS

Comparative financial information for 2004 has been drawn up in accordance with IFRS, providing figures detailing the impact of the transition to IFRS on:
- the balance sheet as at the transition date, i.e. 1 January 2004;
- the income statement for the year ended 31 December 2004;
- the balance sheet as at 31 December 2004;
- the balance sheet as at 1 January 2005, the date of first-time adoption of IAS 32/39 on financial instruments.

2004 financial information under IFRS has been drawn up by applying to the 2004 figures the IFRS standards and interpretations that the Hermès Group used to prepare its consolidated financial statements for the year ended 31 December 2005, as presented in Note 1 to these Notes to the Consolidated Financial Statements.

The Hermès Group has applied the specific rules applying to first-time adoption, as defined by IFRS 1, which provides guidance on preparing the financial statements under IFRS for the first time. The general principle is to apply all standards in effect as of 31 December 2005 retrospectively and to recognise the effect of changes in accounting policies under "Retained earnings" at the transition date.

To overcome the practical difficulties involved in full retrospective application, IFRS 1 provides for alternative treatments. In this respect, the Hermès Group has applied the following alternative treatments:
- business combinations (IFRS 3) prior to 1 January 2004 have not been restated (see Note 1.8);
- the Group did not elect to measure its property, plant and equipment and intangible assets at fair value in its opening balance sheet (see Note 1.9);
- translation adjustments were transferred to equity and deemed to be zero at the transition date (see Note 1.4);
- IAS 32 and 39 were applied at 1 January 2005 for the first time without retrospective adjustments to the 2004 accounts under IFRS.

In addition, two changes have taken place since publication of the interim accounts for the six months ended 30 June 2005, when these transition statements were presented:
- A deferred tax asset was recognised following the reclassification of internally-generated brands as expenses. As a precaution, and pending the adoption of a position by the French tax administration on this matter, no deferred tax assets were initially recognised following the reclassification of costs related to internally generated brands as a loss; and
- The assumptions used to assess the model adopted to calculate discounted free cash flows in accordance with IAS 36 were reviewed, resulting in the recognition of additional impairment losses.

These two changes generated a non-material net negative impact of 0.5 million euros on the Group's net assets as at 31 December 2004.
The reconciliations between the initial financial statements presented at the time of publication of the interim financial statements for the six months ended 30 June 2005 and the year-end financial statements are shown in Note 35.6.

NOTE 35.1 - RECONCILIATION OF BALANCE SHEET AND SHAREHOLDERS' EQUITY AS AT 1 JANUARY 2004

in millions of euros

	French GAAP	Reclassifications					Total adjust-ments	Reclassi-fications	IFRS
		Impair-ment losses	Brands	Inven-tories	Deferred tax on capital gains	Other			
Note		*35.4.4*	*35.4.1*	*35.4.2*	*35.4.5*			*35.4.6*	
Goodwill	39.3	–	–	–	–	–	–	(20.9)	[illegible]
Other intangible assets	28.7	(0.7)	(7.3)	–	–	–	(8.0)	–	[illegible]
Property, plant and equipment	430.3	(12.3)	–	–	–	–	(12.3)	(2.8)	[illegible]
Investment property	–	–	–	–	–	–	–	4.5	[illegible]
Long-term investments	18.8	–	–	–	–	–	–	(10.7)	[illegible]
Investments in associates	28.9	–	–	–	–	–	–	20.9	[illegible]
Other non-current financial assets	–	–	–	–	–	–	–	10.7	[illegible]
Deferred tax assets	–	4.2	2.6	(0.2)	–	–	6.6	86.9	[illegible]
Total non-current assets	**546.0**	**(8.8)**	**(4.7)**	**(0.2)**	**–**	**–**	**(13.7)**	**88.6**	620.9
Inventories and work in progress	280.2	–	–	0.9	–	–	0.9	–	[illegible]
Trade receivables	104.3	–	–	–	–	–	–	–	[illegible]
Other receivables	137.6	–	–	–	–	(0.7)	(0.7)	(88.6)	[illegible]
Short-term investments	390.6	–	–	–	–	–	–	–	[illegible]
Cash and cash equivalents	162.4	–	–	–	–	–	–	–	[illegible]
Total current assets	**1,075.1**	**–**	**–**	**0.9**	**–**	**(0.7)**	**0.2**	**(88.6)**	986.7
TOTAL ASSETS	**1,621.1**	**(8.8)**	**(4.7)**	**0.7**	**–**	**(0.7)**	**(13.5)**	**–**	1,607.6
Share capital	56.5	–	–	–	–	–	–	–	[illegible]
Share premium	30.3	–	–	–	–	–	–	–	[illegible]
Treasury stock	(26.8)	–	–	–	–	–	–	–	[illegible]
Reserves	1,145.6	(8.6)	(4.7)	0.5	(1.8)	(0.4)	(15.0)	(46.6)	[illegible]
Translation adjustment	(46.6)	–	–	–	–	–	–	46.6	–
Shareholders' equity - Group's share	**1,159.0**	**(8.6)**	**(4.7)**	**0.5**	**(1.8)**	**(0.4)**	**(15.0)**	**–**	1,144.0
Minority interests	18.4	(0.2)	–	–	–	–	(0.2)	–	[illegible]
Total shareholders' equity	**1,177.4**	**(8.8)**	**(4.7)**	**0.5**	**(1.8)**	**(0.4)**	**(15.2)**	**–**	1,162.2
Borrowings and debt	48.3	–	–	–	–	–	–	–	[illegible]
Provisions	–	–	–	–	–	–	–	–	
Post-employment benefit obligations	–	–	–	–	–	–	–	21.8	[illegible]
Deferred tax liabilities	–	–	–	0.2	1.8	–	2.0	7.5	[illegible]
Other non-current liabilities	–	–	–	–	–	–	–	27.7	[illegible]
Total non-current liabilities	**48.3**	**–**	**–**	**0.2**	**1.8**	**–**	**2.0**	**57.0**	107.3
Short-term borrowings and debt	55.9	–	–	–	–	–	–	–	[illegible]
Provisions	43.6	–	–	–	–	(0.6)	(0.6)	(21.8)	[illegible]
Trade payables	129.1	–	–	–	–	–	–	–	[illegible]
Other current liabilities	166.8	–	–	–	–	0.3	0.3	(35.2)	[illegible]
Total current liabilities	**395.4**	**–**	**–**	**–**	**–**	**(0.3)**	**(0.3)**	**(57.0)**	338.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,621.1**	**(8.8)**	**(4.7)**	**0.7**	**–**	**(0.7)**	**(13.5)**	**–**	1,607.6

NOTE 35.2 - RECONCILIATION OF BALANCE SHEET AND SHAREHOLDERS' EQUITY AS AT 31 DECEMBER 2004

in millions of euros

	French GAAP	Reclassifications							Total adjust-ments	Reclassi-fications	IFRS
		Impair-ment losses	Depre-ciation & amor-tisation of fixed assets	Goodwill amor-tisation	Brands	Inven-tories	Deferred tax on capital gains	Other			
Note		*35.4.4*	*35.4.4*	*35.4.3*	*35.4.1*	*35.4.2*	*35.4.5*			*35.4.6*	
Goodwill	23.5	(0.2)	–	3.8	–	–	–	–	3.6	(8.3)	[illegible]
Other intangible assets	32.7	(0.7)	–	–	(7.9)	–	–	–	(8.6)	–	[illegible]
Property, plant and equipment	463.2	(15.2)	2.3	–	–	–	–	–	(12.9)	0.4	[illegible]
Investment property	–	–	–	–	–	–	–	–	–	4.1	[illegible]
Long-term investments	36.1	–	–	–	–	–	–	–	–	(0.5)	[illegible]
Investments in associates	20.1	–	–	–	–	–	–	–	–	8.3	[illegible]
Other non-current financial assets	–	–	–	–	–	–	–	–	–	12.5	[illegible]
Deferred tax assets	–	5.3	(0.6)	–	2.8	(0.5)	–	0.3	7.3	79.6	[illegible]
Total non-current assets	**575.6**	**(10.8)**	**1.7**	**3.8**	**(5.1)**	**(0.5)**	**–**	**0.3**	**(10.6)**	**96.1**	661.1
Inventories and work in progress	289.0	–	–	–	–	1.2	–	–	1.2	–	[illegible]
Trade receivables	114.7	–	–	–	–	–	–	–	–	–	[illegible]
Other receivables	137.8	–	–	–	–	–	–	(1.0)	(1.0)	(81.5)	[illegible]
Short-term investments	507.6	–	–	–	–	–	–	–	–	(12.0)	[illegible]
Cash and cash equivalents	113.1	–	–	–	–	–	–	–	–	–	[illegible]
Total current assets	**1,162.2**	**–**	**–**	**–**	**–**	**1.2**	**–**	**(1.0)**	**0.2**	**(93.5)**	1,068.9
TOTAL ASSETS	**1,737.8**	**(10.8)**	**1.7**	**3.8**	**(5.1)**	**0.7**	**–**	**(0.7)**	**(10.4)**	**2.6**	1,730.0
Share capital	56.6	–	–	–	–	–	–	–	–	–	[illegible]
Share premium	32.6	–	–	–	–	–	–	–	–	–	[illegible]
Treasury stock	(45.2)	–	–	–	–	–	–	–	–	–	[illegible]
Reserves	1,082.0	(8.6)	–	–	(4.7)	0.4	(1.8)	(0.6)	(15.3)	(46.6)	[illegible]
Translation adjustment	(57.9)	0.2	–	(0.2)	–	–	–	–	–	46.6	[illegible]
Net income for the year	210.1	(2.2)	1.6	4.0	(0.4)	0.3	1.2	(0.7)	3.8	–	[illegible]
Shareholders' equity - Group's share	**1,278.2**	**(10.6)**	**1.6**	**3.8**	**(5.1)**	**0.7**	**(0.6)**	**(1.3)**	**(11.5)**	**–**	1,266.7
Minority interests	19.7	(0.2)	–	–	–	–	–	0.2	–	–	[illegible]
Total shareholders' equity	**1,297.9**	**(10.8)**	**1.6**	**3.8**	**(5.1)**	**0.7**	**(0.6)**	**(1.1)**	**(11.5)**	**–**	1,286.4
Borrowings and debt	37.3	–	–	–	–	–	–	–	–	–	[illegible]
Provisions	–	–	–	–	–	–	–	–	–	3.2	[illegible]
Post-employment benefit obligations	–	–	–	–	–	–	–	–	–	23.9	[illegible]
Deferred tax liabilities	–	–	0.1	–	–	–	0.6	0.1	0.8	6.9	[illegible]
Other non-current liabilities	–	–	–	–	–	–	–	–	–	25.2	[illegible]
Total non-current liabilities	**37.3**	**–**	**0.1**	**–**	**–**	**–**	**0.6**	**0.1**	**0.8**	**59.2**	97.3
Short-term borrowings and debt	53.9	–	–	–	–	–	–	–	–	–	[illegible]
Provisions	16.1	–	–	–	–	–	–	–	–	(3.7)	[illegible]
Post-employment benefit obligations	24.9	–	–	–	–	–	–	–	–	(22.4)	[illegible]
Trade payables	143.1	–	–	–	–	–	–	–	–	–	[illegible]
Other current liabilities	164.6	–	–	–	–	–	–	0.3	0.3	(30.5)	[illegible]
Total current liabilities	**402.6**	**–**	**–**	**–**	**–**	**–**	**–**	**0.3**	**0.3**	**(56.6)**	346.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,737.8**	**(10.8)**	**1.7**	**3.8**	**(5.1)**	**0.7**	**–**	**(0.7)**	**(10.4)**	**2.6**	1,730.0

NOTE 35.3 - RECONCILIATION OF INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2004

in millions of euros

	French GAAP	Reclassifications							Total adjust-ments	Reclassi-fications	IFRS
		Impair-ment losses	Depre-ciation & amor-tisation of fixed assets	Goodwill amor-tisation	Brands	Inven-tories	Deferred tax on capital gains	Other			
Note		35.4.4	35.4.4	35.4.3	35.4.1	35.4.2	35.4.5			35.4.6	
Sales	**1,331.6**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(0.2)**	1,331.4
Cost of sales	(462.2)	–	1.4	–	–	(3.3)	–	–	(1.9)	0.7	[illegible]
Gross profit	**869.4**	**–**	**1.4**	**–**	**–**	**(3.3)**	**–**	**–**	**(1.9)**	**0.5**	868.0
Administrative, marketing and selling expenses	(465.9)	–	–	–	(0.6)	3.6	–	–	3.0	–	[illegible]
Goodwill amortisation	(16.7)	–	–	4.0	–	–	–	–	4.0	12.7	
Other income and expenses	(50.2)	(3.1)	0.9	–	–	–	–	(0.9)	(3.1)	5.3	[illegible]
Operating income	**336.6**	**(3.1)**	**2.3**	**4.0**	**(0.6)**	**0.3**	**–**	**(0.9)**	**2.0**	**18.5**	357.1
Financial income	5.0	–	–	–	–	–	–	–	–	2.5	[illegible]
Income before tax	**341.6**	**(3.1)**	**2.3**	**4.0**	**(0.6)**	**0.3**	**–**	**(0.9)**	**2.0**	**21.0**	364.0
Corporate income tax	(127.0)	1.1	(0.8)	–	0.2	(0.1)	1.2	0.2	1.8	–	[illegible]
Share of net income of associates	–	–	–	–	–	–	–	–	–	(21.0)	[illegible]
Net income	**214.6**	**(2.0)**	**1.5**	**4.0**	**(0.4)**	**0.2**	**1.2**	**(0.7)**	**3.8**	**–**	218.4
Minority interests	(4.6)	–	–	–	–	–	–	–	–	–	[illegible]
Net income - Group's share	**210.0**	**(2.0)**	**1.5**	**4.0**	**(0.4)**	**0.2**	**1.2**	**(0.7)**	**3.8**	**–**	213.9

NOTE 35.4 - MAIN ADJUSTMENTS

35.4.1 - Brands

In accordance with IAS 38, internally generated brands and items similar in substance are not recognised as intangible assets. The gross value of internally generated brands and accrued amortisation thereon as at 31 December 2003 in accordance with French GAAP has therefore been derecognised in the transition to IFRS. Costs incurred in 2004 were restated and expensed in full.

in millions of euros

Impact on the balance sheet	**01/01/2004**	**2004 net income**	**31/12/2004**
Intangible assets - gross value	(7.6)	(0.6)	[illegible]
Intangible assets - amortisation	0.3	–	[illegible]
Deferred tax	2.6	0.2	[illegible]
TOTAL	**(4.7)**	**(0.4)**	(5.1)

in millions of euros

Impact on the income statement	**2004**
Administrative, marketing and selling expenses	[illegible]
Deferred tax	[illegible]
TOTAL	(0.4)

35.4.2 - Inventories

The cost of inventories includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition, as specified by IAS 2. In particular, discounts and collection costs are included in the measurement of inventories. Financial discounts must also be deducted from purchase costs to determine the net purchase cost.

As a result, in applying IFRS for the first time, the method of valuing inventories was supplemented in order to take into consideration supplier discounts as well as collection costs, which were previously recognised as overhead costs.

in millions of euros

Impact on the balance sheet	01/01/2004	2004 net income	31/12/2004
Inventories - gross value	4.5	0.9	[illegible]
Inventories - provision	(3.6)	(0.6)	[illegible]
Deferred tax	(0.4)	(0.1)	(0.5)
TOTAL	**0.5**	**0.2**	0.7

in millions of euros

Impact on the income statement	2004
Cost of sales	[illegible]
Administrative, marketing and selling expenses	[illegible]
Deferred tax	[illegible]
TOTAL	0.2

35.4.3 - Goodwill

In accordance with IFRS 3, as of 1 January 2004, goodwill may no longer be amortised but is subject to impairment testing. Amortisation recognised for 2004 was cancelled at the time of transition to IFRS.

in millions of euros

Impact on the income statement	2004
Goodwill amortisation	[illegible]
Impairment losses	(0.2)
TOTAL	3.8

35.4.4 - Impairment losses

In accordance with IAS 36 "Impairment of assets", the Group sought to identify indicators of asset impairment losses for its operating divisions. The assets of the relevant activities exposed to risk were impaired to the extent of the identified loss. Any depreciation recognised on the impaired assets was cancelled.

The Hermès Group has broken down its business operations by designating cash generating units (CGUs) for which potential impairment losses were identified.

The Group has defined the following CGUs:
- sales units (stores), which are treated independently from one another;
- businesses centred on production or distribution of one type of product, such as Perfumes, Watches or Tableware;

- separate production activities (Leather Goods production, Silk Products production);
- associates;
- investment property.

The models and assumptions used to determine the future cash flows and therefore the economic value of the CGUs factor in local risks, inflation and rates of growth determined based on historical growth rates and budget figures.

in millions of euros

Impact on the balance sheet	01/01/2004	2004 net income	31/12/2004
Goodwill - impairment	–	(0.2)	[illegible]
Intangible assets - amortisation	(0.7)	–	[illegible]
Property, plant and equipment - depreciation	(12.3)	(2.9)	[illegible]
Deferred tax assets	4.2	1.1	[illegible]
TOTAL	**(8.8)**	**(2.0)**	(10.8)

in millions of euros

Impact on the income statement	2004
Other income and expenses	[illegible]
Deferred taxes	[illegible]
TOTAL	(2.0)

35.4.5 - Deferred tax on unrealised capital gains

Deferred tax has been recognised on unrealised capital gains on associates. In accordance with IAS 12, these gains represent the difference between the consolidated value of these associates and their tax value. The gains were taxed at the rate of 19% in the opening balance sheet and at 30 June 2004, and at the reduced rate of 5% at 31 December 2004.

The use of this reduced rate, as authorised by the Amended Finance Act of 2004, was applied based on the following factors:
- the Hermès Group does not intend to sell these investments in the medium term;
- no dividend distributions from these investments are expected in the medium term.

in millions of euros

Impact on the balance sheet	01/01/2004	2004 net income	31/12/2004
Deferred tax liabilities	(1.8)	1.2	[illegible]
TOTAL	**(1.8)**	**1.2**	(0.6)

in millions of euros

Impact on the income statement	2004
Deferred taxes	[illegible]
TOTAL	1.2

35.4.6 - Main reclassifications affecting the 2004 financial statements

While the overall structure of the IFRS balance sheet adopted by the Group is similar to the balance sheet structure under French GAAP, certain reclassifications proved to be necessary when applying IFRS; in particular, certain headings that were not presented separately under French GAAP have been added.
The main reclassifications relate to the following:

• IAS 1 – Separation of assets and liabilities into current and non-current assets and liabilities
Assets and liabilities related to the operating cycle and those maturing in less than twelve months as of the closing date are classified as current.
The main reclassifications applied to the following line items:
– non-current financial assets: security deposits, non-interest bearing loans and certain other medium- and long-term financial assets are now classified under "Other non-current financial assets";
– provisions for retirement benefits: except for amounts expected to come due within twelve months, other pension obligations have been classified under "Other non-current liabilities";
– other receivables: liabilities for employee profit-sharing have been broken down by maturity.

• IAS 12 – Deferred taxes
In accordance with IAS 12, deferred tax assets and liabilities are now recorded on a separate line of the balance sheet under non-current assets or liabilities. These items were previously recorded under other receivables or payables.

• IFRS 1 – Translation adjustments
Following adoption of the alternative treatment allowed under IFRS 1 (see note 1.4), translation adjustments have been reclassified into consolidated reserves.

• IAS 40 – Investment property
Investment property is now shown on a separate line of the balance sheet. Most of the property in question is located in Asia (Hong Kong) and in France.

• IAS 28 – Investments in associates
Goodwill on associates is shown under "Investments in associates". The share of net income of associates is shown in a separate line in the income statement, below the "Operating income" line.

• Other
Financial discounts have been reclassified into the appropriate line items in the income statement (sales and cost of sales).

Line item reclassifications are shown in the tables on the following pages.

Reclassifications affecting the balance sheet as at 1 January 2004

in millions of euros

	Investments in associates	Deferred tax assets	Deferred tax liabilities	Investment property	Deferred charges	Security deposits	Other financial assets	Translation adjustments (IFRS 1)	Post-employment benefit obligations	Profit sharing scheme	Other	Total reclassifications
Goodwill	(20.9)	–	–	–	–	–	–	–	–	–	–	[illegible]
Other intangible assets	–	–	–	–	–	–	–	–	–	–	–	–
Property, plant and equipment	–	–	–	(4.5)	1.7	–	–	–	–	–	–	[illegible]
Investment property	–	–	–	4.5	–	–	–	–	–	–	–	[illegible]
Long-term investments	–	–	–	–	–	(7.4)	(3.3)	–	–	–	–	[illegible]
Investments in associates	20.9	–	–	–	–	–	–	–	–	–	–	[illegible]
Other non-current financial assets	–	–	–	–	–	7.4	3.3	–	–	–	–	[illegible]
Deferred tax assets	–	86.9	–	–	–	–	–	–	–	–	–	[illegible]
Total non-current assets	–	**86.9**	–	–	**1.7**	–	–	–	–	–	–	**88.6**
Inventories and work in progress	–	–	–	–	–	–	–	–	–	–	–	
Trade receivables	–	–	–	–	–	–	–	–	–	–	–	
Other receivables	–	(86.9)	–	–	(1.7)	–	–	–	–	–	–	[illegible]
Short-term investments	–	–	–	–	–	–	–	–	–	–	–	
Cash and cash equivalents	–	–	–	–	–	–	–	–	–	–	–	–
Total current assets	–	**(86.9)**	–	–	**(1.7)**	–	–	–	–	–	–	**(88.6)**
TOTAL ASSETS	–	–	–	–	–	–	–	–	–	–	–	
Share capital	–	–	–	–	–	–	–	–	–	–	–	
Share premium	–	–	–	–	–	–	–	–	–	–	–	
Treasury stock	–	–	–	–	–	–	–	–	–	–	–	–
Reserves	–	–	–	–	–	–	–	(46.6)	–	–	–	[illegible]
Translation adjustment	–	–	–	–	–	–	–	46.6	–	–	–	[illegible]
Shareholders' equity - Group's share	–	–	–	–	–	–	–	–	–	–	–	–
Minority interests	–	–	–	–	–	–	–	–	–	–	–	–
Total shareholders' equity	–	–	–	–	–	–	–	–	–	–	–	–
Borrowings and debt	–	–	–	–	–	–	–	–	–	–	–	
Provisions	–	–	–	–	–	–	–	–	–	–	–	–
Post-employment benefit obligations	–	–	–	–	–	–	–	–	21.8	–	–	[illegible]
Deferred tax liabilities	–	–	7.5	–	–	–	–	–	–	–	–	[illegible]
Other non-current liabilities	–	–	–	–	–	–	–	–	–	27.2	0.5	[illegible]
Total non-current liabilities	–	–	**7.5**	–	–	–	–	–	**21.8**	**27.2**	**0.5**	**57.0**
Short-term borrowings and debt	–	–	–	–	–	–	–	–	–	–	–	–
Provisions	–	–	–	–	–	–	–	–	(21.8)	–	–	[illegible]
Trade payables	–	–	–	–	–	–	–	–	–	–	–	[illegible]
Other current liabilities	–	–	(7.5)	–	–	–	–	–	–	(27.2)	(0.5)	[illegible]
Total current liabilities	–	–	**(7.5)**	–	–	–	–	–	**(21.8)**	**(27.2)**	**(0.5)**	**(57.0)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	–	–	–	–	–	–	–	–	–	–	–	–

Reclassifications affecting the balance sheet as at 31 December 2004

in millions of euros

	Investments in associates	Deferred tax assets	Deferred tax liabilities	Investment property	Deferred charges	Prepayments	Security deposits	Other financial assets	Translation adjustments (IFRS 1)	Post-employment benefit obligations	Provisions	Profit sharing scheme	Other	Total reclassifications
Goodwill	(8.3)	–	–	–	–	–	–	–	–	–	–	–	–	[illegible]
Other intangible assets	–	–	–	–	–	–	–	–	–	–	–	–	–	
Property, plant and equipment	–	–	–	(4.1)	2.1	2.4	–	–	–	–	–	–	–	[illegible]
Investment property	–	–	–	4.1	–	–	–	–	–	–	–	–	–	[illegible]
Long-term investments	–	–	–	–	–	–	(8.9)	(3.6)	–	–	–	–	12.0	[illegible]
Investments in associates	8.3	–	–	–	–	–	–	–	–	–	–	–	–	[illegible]
Other non-current financial assets	–	–	–	–	–	–	8.9	3.6	–	–	–	–	–	[illegible]
Deferred tax assets	–	79.4	–	–	–	–	–	–	–	–	–	–	0.2	[illegible]
Total non-current assets	–	**79.4**	–	–	**2.1**	**2.4**	–	–	–	–	–	–	–	[illegible]
Inventories and work in progress	–	–	–	–	–	–	–	–	–	–	–	–	–	
Trade receivables	–	–	–	–	–	–	–	–	–	–	–	–	–	
Other receivables	–	(79.4)	–	–	(2.1)	–	–	–	–	–	–	–	–	[illegible]
Short-term investments	–	–	–	–	–	–	–	–	–	–	–	–	(12.0)	[illegible]
Cash and cash equivalents	–	–	–	–	–	–	–	–	–	–	–	–	–	
Total current assets	–	**(79.4)**	–	–	**(2.1)**	–	–	–	–	–	–	–	–	**(93.5)**
TOTAL ASSETS	–	–	–	–	–	**2.4**	–	–	–	–	–	–	**0.2**	**2.6**
Share capital	–	–	–	–	–	–	–	–	–	–	–	–	–	[illegible]
Share premium	–	–	–	–	–	–	–	–	–	–	–	–	–	
Treasury stock	–	–	–	–	–	–	–	–	–	–	–	–	–	
Reserves	–	–	–	–	–	–	–	–	(46.6)	–	–	–	–	[illegible]
Translation adjustment	–	–	–	–	–	–	–	–	46.6	–	–	–	–	[illegible]
Shareholders' equity - Group's share	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Minority interests	–	–	–	–	–	–	–	–	–	–	–	–	–	
Total shareholders' equity	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Borrowings and debt	–	–	–	–	–	–	–	–	–	–	–	–	–	[illegible]
Provisions	–	–	–	–	–	–	–	–	–	–	3.2	–	–	[illegible]
Post-employment benefit obligations	–	–	–	–	–	–	–	–	–	23.9	–	–	–	[illegible]
Deferred tax liabilities	–	–	6.9	–	–	–	–	–	–	–	–	–	–	[illegible]
Other non-current liabilities	–	–	–	–	–	2.1	–	–	–	–	–	22.6	0.5	[illegible]
Total non-current liabilities	–	–	**6.9**	–	–	**2.1**	–	–	–	**23.9**	**3.2**	**22.6**	**0.5**	**59.2**
Short-term borrowings and debt	–	–	–	–	–	–	–	–	–	–	–	–	–	
Provisions	–	–	–	–	–	–	–	–	–	(22.9)	(3.2)	–	–	[illegible]
Trade payables	–	–	–	–	–	–	–	–	–	–	–	–		
Other current liabilities	–	–	(6.9)	–	–	0.3	–	–	–	(1.0)	–	(22.6)	(0.3)	[illegible]
Total current liabilities	–	–	**(6.9)**	–	–	**0.3**	–	–	–	**(23.9)**	**(3.2)**	**(22.6)**	**(0.3)**	**(56.6)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	–	–	–	–	–	**2.4**	–	–	–	–	–	–	**0.2**	**2.6**

Reclassifications affecting the 2004 income statement

in millions of euros

	Financial discounts	Investments in associates	Reclassifications
Sales	**(0.2)**	**–**	(0.2)
Cost of sales	0.7	–	0.7
Gross profit	**0.5**	**–**	0.5
Administrative, marketing and selling expenses	–	–	
Goodwill amortisation	–	12.7	12.7
Other income and expenses	–	5.3	5.3
Operating income	**0.5**	**18.0**	18.5
Financial income	(0.5)	3.0	2.5
Income before tax	**–**	**21.0**	21.0
Corporate income tax	–	–	–
Share of net income of associates	–	(21.0)	(21.0)
Net income	**–**	**–**	–
Minority interests	–	–	
Net income - Group's share	**–**	**–**	–

NOTE 35.5 - RECONCILIATION OF BALANCE SHEET AND SHAREHOLDERS' EQUITY AS AT 1 JANUARY 2005

in millions of euros

	IFRS 31/12/ 2004	Reclassifications				Total restatements	Reclassifications (1)	IFRS 01/01/ 2005
		Hedging instruments	Compound instruments	Commitments to buy out minority shareholders	Other			
Goodwill	18.8	–	–	–	–	–	–	[illegible]
Other intangible assets	24.1	–	–	–	–	–	–	[illegible]
Property, plant and equipment	450.7	–	–	–	–	–	–	[illegible]
Investment property	4.1	–	–	–	–	–	–	[illegible]
Long-term investments	35.6	–	(3.2)	–	–	(3.2)	–	[illegible]
Investments in associates	28.4	–	–	–	–	–	–	[illegible]
Other non-current financial assets	12.5	–	–	–	–	–	–	[illegible]
Deferred tax assets	86.9	2.0	–	–	1.0	3.0	–	[illegible]
Total non-current assets	**661.1**	**2.0**	**(3.2)**	**–**	**1.0**	**(0.2)**	**–**	**660.9**
Inventories and work in progress	290.2	–	–	–	–	–	–	[illegible]
Trade receivables	114.7	–	–	–	(3.1)	(3.1)	–	[illegible]
Other receivables	55.3	–	–	–	–	–	(11.0)	[illegible]
Derivatives	–	18.3	–	–	–	18.3	11.0	[illegible]
Short-term investments	495.6	–	–	–	–	–	–	[illegible]
Cash and cash equivalents	113.1	–	–	–	–	–	–	[illegible]
Total current assets	**1,068.9**	**18.3**	**–**	**–**	**(3.1)**	**15.2**	**–**	**1,084.1**
TOTAL ASSETS	**1,730.0**	**20.4**	**(3.2)**	**–**	**(2.2)**	**15.0**	**–**	**1,745.0**
Share capital	56.6	–	–	–	–	–	–	[illegible]
Share premium	32.6	–	–	–	–	–	–	[illegible]
Treasury stock	(45.2)	–	–	–	–	–	–	[illegible]
Reserves	1,234.0	(3.5)	(3.2)	–	(1.9)	(8.7)	–	[illegible]
Translation adjustment	(11.3)	–	–	–	–	–	–	[illegible]
Derivatives	–	16.7	–	–	–	16.7	–	[illegible]
Shareholders' equity - Group's share	**1,266.7**	**13.2**	**(3.2)**	**–**	**(1.9)**	**8.0**	**–**	**1,274.7**
Minority interests	19.7	–	–	(2.5)	–	(2.5)	–	[illegible]
Total shareholders' equity	**1,286.4**	**13.2**	**(3.2)**	**(2.5)**	**(1.9)**	**5.5**	**–**	**1,291.9**
Borrowings and debt	37.3	–	–	2.5	–	2.5	–	[illegible]
Provisions	3.2	–	–	–	–	–	–	[illegible]
Post-employment benefit obligations	23.9	–	–	–	–	–	–	[illegible]
Deferred tax liabilities	7.7	8.8	–	–	–	8.8	–	[illegible]
Other non-current liabilities	25.2	–	–	–	–	–	–	[illegible]
Total non-current liabilities	**97.3**	**8.8**	**–**	**2.5**	**–**	**11.3**	**–**	**108.6**
Short-term borrowings and debt	53.9	–	–	–	–	–	–	[illegible]
Provisions	12.4	(1.6)	–	–	–	(1.6)	–	[illegible]
Post-employment benefit obligations	2.5	–	–	–	–	–	–	[illegible]
Trade payables	143.1	–	–	–	(0.2)	(0.2)	–	[illegible]
Other current liabilities	134.4	–	–	–	–	–	–	[illegible]
Total current liabilities	**346.3**	**(1.6)**	**–**	**–**	**(0.2)**	**(1.8)**	**–**	**344.5**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,730.0**	**20.4**	**(3.2)**	**–**	**(2.2)**	**15.0**	**–**	**1,745.0**

(1) Reclassification of option premiums from prepaid expenses to derivatives.

IAS 32 and 39 - Hedging instruments

As at 1 January 2005, foreign exchange and interest rate hedging instruments have been recognised in accordance with the method described in Note 1.11.

The table below summarises the impact of this treatment.

in millions of euros

Instrument	Carrying amount	Market value	Share in net income	Share in equity	Deferred tax	Net impact on opening reserves
Options (Hermès International)	11.0	–	(11.0)	–	3.8	[illegible]
Forward sales (Hermès International)	–	3.6	3.6	–	(1.3)	[illegible]
Other	–	–	1.6	–	(0.6)	[illegible]
Forward sales (other subsidiaries)	–	25.8	0.3	25.5	(8.8)	[illegible]
TOTAL						(3.5)

IAS 39 - Compound instruments

As indicated in Note 1.11.1, the Hermès Group has broken down its compound instruments into a financial asset component and an embedded derivative component. The Leica convertible bonds subscribed for during 2004 have been restated in this way. Based on the fair value of the embedded derivative as at 1 January 2005, the Group recognised a 100% impairment loss.

IAS 32 - Commitments to buy out minority shareholders

The Group has given the minority shareholders of certain subsidiaries a commitment to buy out their shares. Under French GAAP, commitments to buy out minority shareholders were recorded under off-balance sheet commitments.

Pending the release of a specific standard or interpretation by the IASB on the treatment of sales of puts on minority interests, the Group has recognised these commitments as follows:

- the amount of the commitment as of the closing date is recorded under "Other non-current liabilities"; and
- the corresponding minority interests are reclassified in the above-mentioned line item.

IAS 32 and 39 - Other impacts

The other impacts correspond to the revaluation of all liabilities and receivables denominated in foreign currencies.

NOTE 35.6 - RECONCILIATION WITH VERSION PRESENTED UPON RELEASE OF INTERIM FINANCIAL STATEMENTS FOR SIX MONTHS ENDED 30 JUNE 2005

Balance sheet and shareholders' equity as at 1 January 2004

in millions of euros

	Initial version*	Impairment losses	Brands	Final version
Property, plant and equipment	[illegible]	(3.7)	–	[illegible]
Deferred tax assets	[illegible]	1.3	2.6	[illegible]
Other assets	[illegible]	–	–	[illegible]
TOTAL ASSETS	**1,607.4**	**(2.4)**	**2.6**	**1,607.6**
Share capital, share premium, treasury stock	[illegible]	–	–	[illegible]
Reserves	[illegible]	(2.4)	2.6	[illegible]
Translation adjustments		–	–	
Minority interests	[illegible]	–	–	[illegible]
Total shareholders' equity	**1,162.0**	**(2.4)**	**2.6**	**1,162.2**
Other liabilities	[illegible]	–	–	[illegible]
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,607.4**	**(2.4)**	**2.6**	**1,607.6**

Balance sheet and shareholders' equity as at 31 December 2004

in millions of euros

	Initial version*	Impairment losses	Brands	Final version
Property, plant and equipment	[illegible]	(5.0)	–	[illegible]
Deferred tax assets	[illegible]	1.8	2.8	[illegible]
Other assets	[illegible]	(0.1)	–	[illegible]
TOTAL ASSETS	**1,730.5**	**(3.3)**	**2.8**	**1,730.0**
Share capital, share premium, treasury stock	[illegible]	–	–	[illegible]
Reserves	[illegible]	(2.4)	2.6	[illegible]
Net income	[illegible]	(0.9)	0.2	[illegible]
Translation adjustments	[illegible]	–	–	[illegible]
Minority interests	[illegible]	–	–	[illegible]
Total shareholders' equity	**1,286.9**	**(3.3)**	**2.8**	**1,286.4**
Other liabilities	[illegible]	–	–	[illegible]
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,730.5**	**(3.3)**	**2.8**	**1,730.0**

* Initial version presented when interim accounts for the six months ended 30 June 2005 were released, with the opening balance sheet prepared under IFRS.

Simplified 2004 income statement

in millions of euros

	Initial version*	Impairment losses	Brands	Final version
Sales	[illegible]	–	–	[illegible]
Gross profit	[illegible]	0.7	–	[illegible]
Operating income	358.4	(1.3)	–	357.1
Income before tax	[illegible]	(1.3)	–	[illegible]
Corporate income tax	[illegible]	0.5	0.2	[illegible]
Net income	219.1	(0.9)	0.2	218.4
Minority interests	[illegible]	–	–	[illegible]
Net income - Group's share	214.5	(0.9)	0.2	213.9

* Initial version presented when interim accounts for the six months ended 30 June 2005 were released, with the opening balance sheet prepared under IFRS.

Comparative Financial Statements for 2002, 2003 and 2004 under French GAAP

CONSOLIDATED INCOME STATEMENT UNDER FRENCH GAAP

in millions of euros

	2004	2003	2002
Sales (notes 19 and 20)	1,331.6	**1,230.0**	**1,242.3**
Cost of sales	[illegible]	(427.2)	(437.4)
Gross profit (note 12)	869.4	**802.8**	**804.9**
Selling, marketing and administrative expenses (note 13)	[illegible]	(426.9)	(436.1)
Goodwill amortisation (note 5)	[illegible]	(4.9)	(6.0)
Other income and expense (note 14)	[illegible]	(38.2)	(42.6)
Operating income	336.7	**332.8**	**320.2**
Net financial income (note 16)	[illegible]	6.6	7.9
Net income before tax	341.7	**339.4**	**328.1**
Corporate income tax (note 17)	[illegible]	(118.7)	(107.7)
Consolidated net income	214.7	**220.7**	**220.4**
Minority interests (note 11)	[illegible]	(3.9)	(4.9)
NET INCOME – GROUP'S SHARE	210.1	**216.8**	**215.5**
Earnings per share (in euros) (note 23)	[illegible]	5.92	5.88
Diluted earnings per share (in euros) (note 23)	[illegible]	5.88	5.84

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER UNDER FRENCH GAAP

ASSETS

in millions of euros

	2004			2003	2002
	Gross	Depreciation, amortisation and provisions	Net	Net	Net
Fixed assets	955.9	380.3	575.6	**546.0**	**540.6**
Goodwill (note 5)	[illegible]	[illegible]	[illegible]	39.3	44.7
Intangibles (note 3)	[illegible]	[illegible]	[illegible]	28.7	28.2
Property, plant and equipment (note 4)	[illegible]	[illegible]	[illegible]	430.3	419.3
Long-term investments (note 7)	[illegible]	2.8	[illegible]	18.8	19.3
Investments in equity affiliates (note 6)	[illegible]		[illegible]	28.9	29.1
Current assets	1,282.4	120.2	1,162.2	**1,075.1**	**1,021.8**
Inventories and work in progress (note 8)	[illegible]	[illegible]	[illegible]	280.2	274.4
Trade receivables (note 9)	[illegible]	[illegible]	[illegible]	104.3	96.3
Other receivables (note 9)	[illegible]	[illegible]	[illegible]	137.6	131.2
Short-term investments (note 18)	[illegible]		[illegible]	390.6	362.1
Cash and equivalents (note 18)	[illegible]		[illegible]	162.4	157.8
TOTAL ASSETS	2,238.3	500.5	1,737.8	**1,621.1**	**1,562.4**

LIABILITIES AND SHAREHOLDERS' EQUITY

Before appropriation

in millions of euros

	2004	2003	2002
Shareholders' equity (Group's share)	1,278.2	**1,159.0**	**1,041.5**
Share capital	[illegible]	56.5	56.4
Share premium	[illegible]	30.3	26.2
Reserves	[illegible]	902.0	748.1
Cumulative translation adjustment	[illegible]	(46.6)	(4.7)
Net income for the year	[illegible]	216.8	215.5
Minority interests (note 11)	19.7	**18.4**	**16.1**
Provisions for contingencies and losses (note 10)	41.0	**43.6**	**57.4**
Liabilities	393.9	**400.1**	**447.4**
Borrowings and debt (note 18)	[illegible]	104.2	150.2
Trade payables (note 9)	[illegible]	129.1	128.7
Other liabilities (note 9)	[illegible]	166.8	168.5
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,737.8	**1,621.1**	**1,562.4**

The negative 57.9 million euro cumulative translation adjustment comprises negative balances of 22.6 million euros relating to Asia excluding Japan, 21.6 million euros for Japan, 11.8 million euros for the Americas, 4.2 million euros for the euro zone, and a positive balance of 2.3 million euros for the other European countries (mainly Switzerland).

STATEMENT OF CASH FLOWS UNDER FRANCH GAAP

in millions of euros

	2004	2003	2002
CASH FLOW FROM OPERATIONS *	292.3	**258.7**	**273.2**
Inventories and work in progress	[illegible]	(15.7)	(13.6)
Trade receivables	[illegible]	(13.4)	4.3
Other receivables	[illegible]	(2.8)	(7.3)
Trade payables	[illegible]	4.5	(12.9)
Other liabilities and miscellaneous items	[illegible]	5.9	3.0
Change in operating working capital	(13.8)	**(21.5)**	**(26.5)**
FUNDS GENERATED BY OPERATIONS	278.5	**237.2**	**246.7**
Acquisitions of intangibles	[illegible]	(6.3)	(6.9)
Acquisitions of property, plant and equipment	[illegible]	(85.4)	(94.7)
Acquisitions of participating interests	[illegible]	(2.5)	–
Amounts payable relating to fixed assets	[illegible]	1.7	2.6
Disposals	[illegible]	1.0	0.5
FUNDS USED IN INVESTING ACTIVITIES	(116.4)	**(91.5)**	**(98.5)**
Dividends paid	[illegible]	(62.6)	(57.6)
Increase / (Decrease) in shareholders' equity	[illegible]	6.3	(3.0)
FUNDS USED IN FINANCING ACTIVITIES	(81.2)	**(56.3)**	**(60.6)**
Effect of changes in the scope of consolidation	[illegible]	–	–
Effect of foreign exchange differences	[illegible]	(10.0)	2.4
CHANGE IN NET CASH POSITION	80.4	**79.4**	**90.0**
Net cash position at 1 January	[illegible]	374.8	284.8
Net cash position at 31 December	[illegible]	454.2	374.8
CHANGE IN NET CASH POSITION	80.4	**79.4**	**90.0**

* Calculation of cash flow from operations

in millions of euros

	2004	2003	2002
Net income - Group's share	210.1	**216.8**	215.5
Depreciation and amortisation	[illegible]	52.0	52.2
Change in provisions	[illegible]	(13.6)	2.5
Share in net income/(losses) of equity affiliates	[illegible]	0.6	(1.1)
Dividends received from equity affiliates	[illegible]	–	0.2
Minority interests	[illegible]	3.9	4.9
Capital gains and losses on disposals	[illegible]	1.3	(0.3)
Deferred tax	[illegible]	(2.3)	(0.7)
CASH FLOW FROM OPERATIONS	292.3	**258.7**	**273.2**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY – GROUP'S SHARE UNDER FRENCH GAAP

Before appropriation

in millions of euros

	Share capital	Share premium	Consolidated reserves	Current year's net income	Translation adjustment	Total share-holders' equity
As of 31 December 2001	**56.4**	**25.7**	**605.2**	**201.7**	**21.9**	**910.9**
Movements						
Change in share capital and share premium	–	0.5	–	–	–	0.5
Purchase or sale of treasury stock	–	–	(4.2)	–	–	(4.2)
Appropriation of net income for the year	–	–	201.7	(201.7)	–	–
Consolidated net income for the year (Group's share)	–	–	–	215.5	–	215.5
Dividends paid	–	–	(55.9)	–	–	(55.9)
Change in translation adjustments	–	–	–	–	(26.6)	(26.6)
Other	–	–	1.3	–	–	1.3
As of 31 December 2002	**56.4**	**26.2**	**748.1**	**215.5**	**(4.7)**	**1,041.5**
Movements						
Change in share capital and share premium	0.1	4.1	–	–	–	4.2
Purchase or sale of treasury stock	–	–	–	–	–	–
Appropriation of net income for the year	–	–	215.5	(215.5)	–	–
Consolidated net income for the year (Group's share)	–	–	–	216.8	–	216.8
Dividends paid	–	–	(61.6)	–	–	(61.6)
Change in translation adjustments	–	–	–	–	(41.9)	(41.9)
Other	–	–	–	–	–	–
As of 31 December 2003	**56.5**	**30.3**	**902.0**	**(216.8)**	**(46.6)**	**1,159.0**
Movements						
Change in share capital and share premium	0.1	2.3	–	–	–	2.4
Purchase or sale of treasury stock	–	–	(18.3)		–	(18.3)
Appropriation of net income for the year	–	–	216.8	(216.8)	–	–
Consolidated net income for the year (Group's share)	–	–	–	210.1	–	210.1
Dividends paid	–	–	(63.5)	–	–	(63.5)
Change in translation adjustments	–	–	–	–	(11.3)	(11.3)
Other	–	–	(0.2)	–	–	(0.2)
As of 31 December 2004	**56.6**	**32.6**	**1,036.8**	**210.1**	**(57.9)**	**1,278.2**

As at 31 December 2004, the share capital of Hermès International was made up of 36,977,172 shares with a par value of 1.53 euros each.

The share capital of Hermès International increased by 65,000 euros (42,168 shares) during the year ended 31 December 2004, due to the exercise of stock options by Hermès Group employees.

Changes in translation adjustments in 2004 relate mainly to the following:

	in millions of euros
Positive translation adjustment differences	
Korean won	2.6
Euro zone	1.9
Swiss franc	0.9
Other currencies	0.1
Sub-total	*5.5*
Negative translation adjustment differences	
Japanese yen	(5.6)
US dollar	(4.9)
Hong Kong dollar	(3.8)
Singapore dollar	(1.8)
Australian dollar	(0.2)
Pound sterling	(0.1)
Other currencies	(0.4)
Sub-total	*(16.8)*
Total	**(11.3)**

NOTE 1 - ACCOUNTING POLICIES

The consolidated financial statements of the Hermès Group have been prepared in accordance with the legal and regulatory provisions applicable in France and with the provisions of Regulation 99-02 issued by the *Comité de Réglementation Comptable* (CRC).

NOTE 1.1 - CHANGE IN ACCOUNTING METHOD

Recommendation No. 2003-R.01 of 1 April 2003 and notice dated 22 July 2004 issued by the Conseil National de la Comptabilité (CNC)

This recommendation, which is applicable as from 1 January 2004, pertains to the rules for recognising pension obligations. It relates to post-retirement employee benefits, other long-term benefits, lump-sum payments for employment agreement termination and the attendant payroll and tax contributions. More specifically, it introduces the notion of actuarial gains and losses. The Hermès Group decided to apply this recommendation as from the financial year commencing on 1 January 2004.

Until 31 December 2003, all actuarial gains and losses were recognised in the income statement. In 2004, due to the application of this recommendation, the Hermès Group recognised 4 million euros in actuarial losses under off-balance sheet items. As from 1 January 2005, accrued actuarial gains and losses exceeding 10% of the commitment amount, gross of dedicated investments, or 10% the market value of these investments at year end ("corridor" method), will be amortised over the average residual duration of employment of the relevant employee.

As a result of applying this recommendation, the Hermès Group also booked a charge of 0.5 million euros (0.3 million euros net of deferred tax) to provisions for long-service awards, which was deducted directly from shareholders' equity.

At 1 January 2004, the retrospective application of this new regulation would not have produced a material impact on the Hermès Group's consolidated net assets. Consequently, no pro forma accounts as of the opening date have been drawn up.

NOTE 1.2 - SCOPE AND METHOD OF CONSOLIDATION

The consolidated financial statements have been prepared in accordance with the legal and regulatory provisions applicable in France. The new methodology established by the Comité de Réglementation Comptable, as contained in Regulation 99-02 issued on 29 April 1999, is applied with effect from the financial year commencing 1 January 2000. The consolidated financial statements include the financial statements of Hermès International and material subsidiaries over which Hermès International has, directly or indirectly, exclusive control, joint control or significant influence.

A company is under exclusive control when the Group holds more than 50% of its voting rights. Nevertheless, it can be considered that a company is under exclusive control when less than 50% is held provided that the Group has effective control over the management of the company. The concept of effective control extends to undertakings which are operated under partnership agreements with others.

The financial statements of companies under exclusive control are fully consolidated.

Jointly controlled companies are consolidated using the proportional method.

The financial statements of other companies over which the Group has significant influence (percentage of control exceeding 20%) are accounted for by the equity method. By way of exception, some companies more than 50% controlled by the Group are also accounted for by the equity method where they are not material to the Group and the information needed to include them in the consolidated financial statements on a full consolidation basis cannot be obtained without undue delay.

A list of companies included in the consolidation is given in Note 24.

NOTE 1.3 - TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN COMPANIES

Financial statements expressed in foreign currencies are translated in accordance with the following principles:

- balance sheets are translated at the official year-end exchange rate;
- income statements are translated at the average annual exchange rate for each currency;
- statements of cash flows are translated at the average annual exchange rate for each currency;
- the translation adjustment attributable to the Group arising from the impact on shareholders' equity of the difference between historical exchange rates and year-end exchange rates, and from the use of different exchange rates for the income statement and balance sheet, is shown separately in consolidated shareholders' equity.

The same principle is applied to minority interests.

NOTE 1.4 - TREASURY MANAGEMENT

A provision for contingencies is set up for foreign exchange losses. Unrealised foreign exchange gains are recognised as income in accordance with the preferential method as defined in CRC Regulation 99-02, except for unrealised gains and losses on forward currency contracts and options, which are:

• either netted against the corresponding gains or losses on the assets or liabilities hedged by the instrument in question;

• or deferred where they relate to a transaction due to take place in the following financial year.

Interest rate instruments are used in connection with the management of the Group's cash investments. Gains and losses on interest rate differentials are recognised on an accrual basis.

NOTE 1.5 - FINANCIAL YEAR-END

The consolidated financial statements are prepared on the basis of annual financial statements or of interim accounts as at 31 December.

NOTE 1.6 - ELIMINATIONS OF INTRA-GROUP TRANSACTIONS

The income statement effect of intra-Group transactions such as margins on inventories, gains or losses on disposals, cancellation of provisions for impairment of value of shares in consolidated companies, and provisions for loans to consolidated companies, is eliminated.

These transactions are subject to corporate income tax.

Dividends and interim dividends received by the Group from consolidated companies are eliminated on consolidation. A matching amount is recorded in consolidated reserves.

In the case of companies accounted for using the full consolidation method, intra-Group accounts are eliminated in full.

NOTE 1.7 - GOODWILL

The difference arising between the cost of acquisition of the Group's interest in newly-consolidated subsidiaries and the share of net assets acquired (including restated earnings to the date of acquisition) is treated as follows:

• The portion relating to separately identifiable assets is attributed to those assets as a fair value adjustment, representing the difference between the fair value at which they are included in the consolidated balance sheet and their value in the books of the acquired company. Fair value is equivalent to value in use in the case of assets intended for use in operations, and to realisable value in the case of assets not intended for use in operations.

• The balance is considered to be goodwill. The amount of goodwill may be corrected in the year following that in which the acquisition takes place, in order to reflect adjustments to the valuation of the assets and liabilities recognised at the time of the acquisition.

Positive fair value adjustments are subject to depreciation and amortisation using the same methods as the assets to which they are applied.

Goodwill is amortised over a period appropriate to the nature of the business acquired and to the objectives set at the time of the acquisition, and not exceeding 20 years. Goodwill is reviewed annually, in accordance with CRC Regulation 99-02, to ensure that the residual net value does not exceed the expected return on the investment in the subsidiary in question (determined on the basis of future anticipated and discounted cash flows), whether or not its shares are listed on the stock market.

Negative goodwill is included in provisions for contingencies and losses on the liabilities side of the consolidated balance sheet, and is released to the income statement over a maximum period of 10 years depending on the forecasts made at the time of the acquisition.

NOTE 1.8 - INTANGIBLES

Organisation costs are fully expensed in the year of acquisition, given their relatively low fair value and on grounds of prudence.

Purchased goodwill and leasehold rights are written down to their probable realisable value where this is lower than net book value.

Software is depreciated over a maximum period of three years.

Trademarks and patents are written down to their probable realisable value where this is lower than net book value.

NOTE 1.9 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are valued at historical acquisition cost and depreciated, generally using the straight-line method, over the following average estimated useful lives:

• buildings: 20 years;

• leasehold improvements, furniture and fixtures: 3 to 10 years depending on the expected useful life of the asset in question, and not exceeding the term of the lease (in particular in the case of store fittings);

• industrial plant and equipment: 10 years;

• other items: maximum of 5 years.

Property acquired under finance lease agreements is capitalised when the lease effectively transfers to the Group virtually all risks and rewards incident to ownership of such property. The criteria for evaluating these agreements are based primarily on:

• the lease term as a proportion of the life of the leased assets;
• total future minimum payments in proportion to the fair value of the asset financed;
• whether or not there is transfer of ownership at the end of the lease agreement;
• the existence of a purchase option on favourable terms;
• the specific nature of the leased asset.

Property acquired under finance leases is restated so as to show the original value of the buildings and the theoretical depreciation thereon on the asset side of the balance sheet and to show the corresponding debt on the liabilities side. Leases for movable property are restated only if they are significant as such.

Leases that do not have the characteristics of a finance lease are treated as operating leases, in which case only the rents are recorded under income.

Where an acquisition is partially financed by an investment subsidy, the subsidy is released to the income statement over the depreciation period of the related asset. The subsidy itself is recorded in 'Other liabilities' in the balance sheet.

Depreciation of property, plant and equipment directly linked to production is charged to cost of sales, while depreciation of other tangibles and amortisation of intangibles (including consolidation goodwill) are charged to "Other income and expense".

NOTE 1.10 - LONG-TERM INVESTMENTS

Long-term investments comprise investments in non-consolidated companies, loans to third parties outside the Group, and miscellaneous financial deposits. They are valued at historical acquisition cost.

Investments in non-consolidated companies are covered by a provision if the Group's share of equity in the company falls below their gross value.

Provisions are booked against loans and other long-term investments where recoverability becomes improbable.

Any share in negative net assets of companies accounted for by the equity method is, in the interests of simplicity and clarity, netted off "Investments in equity affiliates" rather than being classified as a provision for contingencies.

NOTE 1.11 - INVENTORIES

Inventories held by Group companies are valued at weighted average cost or standard cost adjusted for variances.

Provisions are booked to reduce inventories to net realisable value if this is lower than book value, and for slow-moving inventories.

These provisions are charged to cost of sales.

NOTE 1.12 - MARKETABLE SECURITIES

Marketable securities are valued at their market value as at 31 December calculated separately for each category of securities. Losses in value on individual securities give rise to a provision for impairment, charged against financial income. Unrealised gains are also recognised in the income statement.

NOTE 1.13 - ADJUSTMENT OF DEPRECIATION, AMORTISATION AND PROVISIONS

The impact of accounting entries booked solely to comply with tax legislation is eliminated from the consolidated financial statements, net of deferred tax.

These adjustments mainly relate to restricted provisions and accelerated tax depreciation in French companies, and to excess provisions for inventories and doubtful accounts in foreign companies.

NOTE 1.14 - CORPORATE INCOME TAX

The tax charge includes:
• the current tax for the year of the companies included in the consolidation;
• deferred tax resulting from timing differences:
– between the taxable earnings and accounting income of each consolidated company;
– arising from adjustments made to the financial statements of consolidated companies to bring them into line with Group accounting principles;
– arising from consolidation adjustments.

Deferred tax is calculated on all timing differences existing at year-end (full provision) at the tax rate in force on this date, or at the rate for the subsequent year where known. Previous deferred tax is revalued using the same rate (liability method).

The main categories of deferred taxes apply to restatements of internal profits on inventories, provisions for inventories and timing differences.

If a recovery risk arises on some or all of a deferred tax asset, a provision for depreciation is recorded.

The Company has opted for a group tax election, which took effect from 1 January 1988. Under the terms of an agreement between the parent company and the subsidiaries included in the group tax election, projected and actual tax savings or liabilities generated by the Group are recognised in the income statement in the year in which they arise.

The main companies included in the group tax election are Hermès International, Avril-Morio & Patte, Bagages et Cuirs, Castille Investissements, Compagnie des Arts de la Table, Compagnie des Cristalleries de Saint-Louis, Compagnie Hermès de Participations, Comptoir Nouveau de la

Parfumerie, Ganterie de Saint-Junien, Gordon-Choisy, Héraklion, Hermès Sellier, Holding Textile Hermès, John Lobb, La Manufacture de Seloncourt, La Maroquinerie Nontronnaise, Maroquinerie du Belley, Maroquinerie des Ardennes, Nehel, Société d'Impression sur Étoffes du Grand-Lemps and Sport-Soie.

NOTE 1.15 - SALES AND TRADE RECEIVABLES

Sales of goods are accounted for on delivery; sales of services are accounted for on completion. A provision is recorded for any trade receivable likely to show a risk of total or partial non recovery.

NOTE 1.16 - RETIREMENT BENEFIT COMMITMENTS

A provision is recorded for commitments in respect of statutory retirement benefit schemes for the employees of French companies in the Group, and for top-up schemes for executives and senior managers of these companies. These provisions are based on an actuarial calculation, which takes into account length of service, life expectancy and staff turnover, plus assumptions on inflation and discounting. These have been defined on a case-by-case basis for each country and each Group company that carries these commitments. The procedures applicable to retiring employees also apply the new provisions pursuant to the law of 21 August 2003 (Fillon Act).

The impact of the new regulation pertaining mainly to the accounting treatment of actuarial gains and losses is described under Note 1.1, Changes in accounting methods.

In the case of some companies, the amount of these commitments has been paid over to insurance companies.

Foreign companies generally operate defined-benefit schemes and pay contributions to independent pension funds.

The amount of these commitments is disclosed in Note 10a to the Notes to the Consolidated Financial Statements.

NOTE 1.17 – RECOGNITION OF FINANCIAL INSTRUMENTS AND DERIVATIVES

According to Group rules, consolidated subsidiaries may not take any speculative financial positions.

Forward currency contracts, currency options and similar contracts existing at year-end are revalued at the closing rate. Unrealised gains and losses resulting from this revaluation are:

- netted against the corresponding gains or losses on the assets or liabilities hedged by the instrument in question;
- deferred where these instruments relate to a transaction due to take place in the following financial year;
- taken to the income statement if these instruments are not allocated.

Gains or losses arising from interest rate swaps used to hedge financial liabilities are recognised symmetrically with gains or losses associated with the liabilities hedged on a prorated time basis.

NOTE 1.18 - EARNINGS PER SHARE

Earnings per share is calculated on the basis of the weighted average number of shares outstanding during the year.

The weighted average number of shares outstanding during the year and previous years is adjusted to take account of any bonus issues and stock splits occurring during the year, and of treasury stock.

Diluted earnings per share is adjusted to reflect shares to be issued in connection with stock option plans implemented by the Executive Management.

NOTE 2 - CHANGES IN THE SCOPE OF CONSOLIDATION

	Interest		Method	
	2004	2003	2004	2003
Alpasoie	[illegible]	38.38%	[illegible]	Equity
Ateliers A.S.	[illegible]	74.08%	[illegible]	Full
Bagages et Cuirs	100.00%	99.98%	[illegible]	Full
Velours Blafo	[illegible]	20.16%	[illegible]	Equity
Bucol	-	100.00%		Full
Compagnie des Arts de la Table	–	100.00%	[illegible]	Full
Saint-Honoré Chile	100.00%	80.00%	[illegible]	Full
Hermès Korea	[illegible]	88.30%	[illegible]	Full
Ganterie de Saint-Junien	[illegible]	99.99%	[illegible]	Full
Établissements Marcel Gandit	100.00%	–	[illegible]	–
Gordon-Choisy	[illegible]	99.99%	[illegible]	Full
Hermès Porcelaine Périgord (renamed CAT)	[illegible]	99.76%		Full
LMH Pacific Ltd	100.00%	51.00%		Full
Hermès de Paris (Mexico)	[illegible]	51.21%	[illegible]	Full
La Maroquinerie Nontronnaise	100.00%	99.98%	[illegible]	Full
Société d'Impression Berjallienne	[illegible]	48.89%	[illegible]	Full
Les Tissages Perrin	[illegible]	39.51%	[illegible]	Equity
Les Tissages Verel	[illegible]	39.46%	[illegible]	Equity

The main changes in the scope of consolidation during 2004 were the following:

- The Group increased its 51% stake in its subsidiary LMH Pacific Ltd to 100%. This transaction gave rise to recorded goodwill of 0.2 million euros;
- Bucol was merged with Hermès Holding Textile and Compagnie des Arts de la Table was merged with Hermès Porcelaine Périgord. These two transactions have no impact on the Group's earnings or consolidated shareholders' equity;
- The Group acquired 20% of Saint-Honoré Chile. This transaction gave rise to recorded goodwill of 0.7 million euros;
- As part of its policy to develop its textile business, the Hermès Group acquired 100% of Établissements Marcel Gandit, a company located in the Lyon region, through its subsidiary Holding Textile Hermès. This transaction gave rise to recorded goodwill of 1.1 million euros.

These changes in the scope of consolidation in 2004 produced no material impact on sales or on the Group's share of net income (excluding goodwill amortisation). Because of this lack of material impact, we did not present pro forma accounts as of the opening date.

NOTE 3 - INTANGIBLES

in millions of euros

	2003	Increases	Decreases	Other	2004
Leasehold rights	31.1	2.3	–	(0.1)	[illegible]
Purchased goodwill	3.0	–	–	–	[illegible]
Other intangibles	37.4	5.6	(0.7)	0.1	[illegible]
TOTAL GROSS VALUE	**71.5**	**7.9**	**(0.7)**	**0.0**	78.7
Amortisation	42.8	4.1	(0.8)	(0.1)	[illegible]
TOTAL NET VALUE	**28.7**	**3.8**	**0.1**	**0.1**	32.7

Other intangibles comprise:

– concessions, patents, licences, software and trademarks (22.4 million euros);

– other assets (20.0 million euros).

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

in millions of euros

	2003	Increases	Decreases	Other	2004
Land	125.4	0.1	–	(4.0)	[illegible]
Buildings	198.4	11.3	(4.8)	23.5	[illegible]
Of which: leased buildings	*5.5*	–	–	–	[illegible]
Industrial plant and equipment	87.6	13.8	(6.6)	1.8	[illegible]
Other property, plant and equipment	256.4	29.4	(15.2)	(0.6)	[illegible]
Construction in progress	18.9	36.6	–	(32.8)	[illegible]
TOTAL GROSS VALUE	**686.7**	**91.2**	**(26.6)**	**(12.1)**	739.2
Depreciation	256.4	47.7	(25.3)	(2.8)	[illegible]
Of which: depreciation for leased property	*1.7*	*0.6*	–	–	[illegible]
TOTAL NET VALUE	**430.3**	**43.5**	**(1.3)**	**(9.3)**	463.2

Buildings include a property in Milan held under a finance lease, the main details of which are as follows:

– gross value of the asset: 4.6 million euros;

– depreciation period: 20 years starting on 15 December 1997;

– liability as at 31 December 2004: 1.1 million euros, due within one year;

– during the year ended 31 December 2004, the annual rate of interest (variable) was 2.77%.

NOTE 5 - GOODWILL

in millions of euros

	2004			2003
	Gross	**Amort./prov.**	**Net**	**Net**
Fully consolidated companies	[illegible]	[illegible]	[illegible]	**18.4**
Equity affiliates	[illegible]	15.4	[illegible]	**20.9**
TOTAL GOODWILL	79.2	55.7	23.5	**39.3**

During the year, the significant change in goodwill related to the following:

- Saint-Honoré Chile, for which goodwill of 0.7 million euros was recognised when the Group acquired the shares held by minority shareholders;
- Établissements Marcel Gandit, for which goodwill of 1.1 million euros was recognised when the Group acquired the company.

The impact of exchange rates has reduced the gross value of goodwill by 2.1 million euros.

The net amortisation charge recorded in the income statement for the year (after including the impact of exchange rates) was 16.7 million euros in 2004, compared with 4.9 million euros in 2003.

Charges for the year include:

- 9.0 million euros in exceptional goodwill amortisation for Leica Camera;
- 2.3 million euros in exceptional goodwill amortisation for Gaulme.

NOTE 6 - INVESTMENTS IN EQUITY AFFILIATES

a - Value of investments in equity affiliates

in millions of euros

	2004	2003	2002
Financière Saint-Éloi	[illegible]	(0.7)	(1.0)
Gaulme	[illegible]	8.5	9.6
Groupe Perrin	[illegible]	3.8	3.7
John Lobb Japon	[illegible]	0.8	0.7
Leica Camera		6.4	7.1
Maroquinerie Thierry	[illegible]	0.2	0.2
Société Nontronnaise de Confection		0.2	0.1
Soficuir International	[illegible]	9.7	8.7
TOTAL	20.1	**28.9**	**29.1**

b - Change in investments in equity affiliates

This item is broken down as follows:

in millions of euros

Investments in equity affiliates as at 31 December 2003	28.9
Translation adjustment	
Provision for impairment*	[illegible]
Dividends paid/received	
Impact of changes in scope of consolidation	[illegible]
Share of 2004 net income	[illegible]
Other	[illegible]
Investments in equity affiliates as at 31 December 2004	20.1

* For Leica Camera shares.

Some of these companies are more than 50% controlled. Nonetheless, they are consolidated on the equity method because they account for an insignificant percentage of Group sales. In addition, because of the way they are structured, it is not possible to obtain the information needed to prepare consolidated accounts in a timely fashion.

NOTE 7 - LONG-TERM INVESTMENTS

in millions of euros

	2003	Increases	Decreases	Other	2004
Securities*	1.0	14.7	(0.1)	–	[illegible]
Loans	4.0	0.1	(0.4)	–	[illegible]
Other long-term investments	16.4	4.4	(0.9)	(0.5)	[illegible]
Total gross value	**21.4**	**19.2**	**(1.4)**	**(0.5)**	38.7
Provisions	2.6		(3.2)	3.2	[illegible]
TOTAL	**18.8**	**19.2**	**1.8**	**(3.7)**	36.1

* Including 14.4 million euros in Leica Camera convertible bonds subscribed for during the year.

The main non-consolidated companies included under "Securities" are Mégisserie Alric and Hermès do Brazil.

NOTE 8 - INVENTORIES AND WORK IN PROGRESS

in millions of euros

		2004		2003	2002
	Gross	Provisions	Net	Net	Net
Purchased goods, semi-finished and finished goods	[illegible]	[illegible]	[illegible]	195.7	190.5
Raw materials and work in progress	[illegible]	[illegible]	[illegible]	84.5	83.9
TOTAL	402.8	113.8	289.0	**280.2**	**274.4**

NOTE 9 - MATURITIES OF ACCOUNTS RECEIVABLE AND PAYABLE

All accounts payable are due in less than one year with the exception of 37.3 million euros classified under the heading "Debt and maturing" in over one year.

NOTE 10 - PROVISIONS FOR CONTINGENCIES AND LOSSES

in millions of euros

	2004	2003	2002
Provisions for contingencies and losses	16.1	17.7	31.0
Provisions for retirement benefit commitments	24.9	25.9	26.4
TOTAL	**41.0**	**43.6**	**57.4**

a - Provisions for retirement benefit commitments
This represents the Group's commitments to its employees in respect of retirement benefits. For French companies, this commitment is calculated on the basis of an actuarial method, using the TV 88-90 life expectancy table and a 3-point differential between the rate of inflation and the discounting rate. During 2004, no payments were made to insurance companies.
In addition, the Group has a top-up pension scheme for executives and senior managers. The associated

liability in the balance sheet as at 31 December 2004 was 13.5 million euros.

b - Provisions for contingencies and losses

Provisions for contingencies and losses relate to:

in millions of euros

	2004	2003	2002
Litigation and other risks	14.7	16.5	23.1
Restructuring and major refurbishments	[illegible]	1.2	7.9
TOTAL	16.1	**17.7**	**31.0**

Charges for litigation and other risks are booked by each Group company based on currently applicable accounting standards and principles.

c - Changes in provisions for contingencies and losses

in millions of euros

	2003	Charges	Amounts reversed*	Currency impact	Other	2004
Provisions for litigation and other risks	16.5	9.5	(13.7)	(0.4)	2.8	[illegible]
Provisions for restructuring and major refurbishments	1.2	0.8	(0.6)	–	–	[illegible]
Provisions for retirement benefits	25.9	3.7	(4.4)	(0.5)	0.2	[illegible]
TOTAL	**43.6**	**14.0**	**(18.7)**	**(0.9)**	**3.0**	41.0

* Amounts used:	
Provisions for litigation and other risks	(8.2)
Provisions for restructuring and major refurbishments	(0.4)
Provisions for retirement benefits	(4.4)
Total	**(13.0)**

NOTE 11 - MINORITY INTERESTS

in millions of euros

	2004	2003	2002
Minority interests as at January 1	18.4	**16.1**	**15.0**
Impact of changes in the scope of consolidation	[illegible]	1.9	(0.1)
Translation adjustment on foreign companies	[illegible]	(2.5)	(2.0)
Minority interests in dividends distributed	[illegible]	(1.0)	(1.7)
Minority interests in net income	[illegible]	3.9	4.9
Minority interests as at 31 December	19.7	**18.4**	**16.1**

NOTE 12 - GROSS PROFIT

All commissions are taken to cost of sales. Provisions for impairment of inventories, losses on inventories, and the portion of depreciation charges included in the cost of production of goods sold by the Group are also taken to cost of sales, as are all foreign exchange gains and losses arising from the hedging of commercial payments denominated in foreign currencies.

NOTE 13 - SELLING, MARKETING AND ADMINISTRATIVE EXPENSES

in millions of euros

	2004	2003	2002
Advertising and public relations	[illegible]	55.8	69.1
Other selling, marketing and administrative expenses	[illegible]	371.1	367.0
TOTAL	465.9	**426.9**	**436.1**

NOTE 14 - OTHER INCOME AND EXPENSE

in millions of euros

	2004	2003	2002
Depreciation and amortisation (net)	[illegible]	(38.7)	(38.4)
Net charge to provisions	[illegible]	4.0	(7.0)
Share of net income of equity affiliates	[illegible]	(0.6)	1.1
Other income and expense	[illegible]	(2.9)	1.7
TOTAL	(50.1)	**(38.2)**	**(42.6)**

The net charge to provisions comprises:

in millions of euros

	2004	2003	2002
Retirement benefit commitments	[illegible]	(2.5)	(4.8)
Other provisions for contingencies and losses	[illegible]	6.5	(2.2)
TOTAL	(1.5)	**4.0**	**(7.0)**

NOTE 15 - EMPLOYEES

The geographical breakdown of the total number of employees is as follows:

	2004	2003	2002
France	[illegible]	3,594	3,485
Rest of Europe	[illegible]	586	562
Rest of the world	[illegible]	1,414	1,314
TOTAL	5,871	**5,594**	**5,361**

The breakdown of the average number of employees by category was as follows:

	2004	2003	2002
Production	[illegible]	2,302	2,262
Sales	[illegible]	2,275	2,146
Other (design, marketing, administration)	[illegible]	1,017	953
TOTAL	5,871	**5,594**	**5,361**

Total personnel costs for 2004 were 312.1 million euros, compared with 294.6 million euros in 2003 and 284.6 million euros in 2002.

NOTE 16 - NET FINANCIAL INCOME

in millions of euros

	2004	2003	2002
Interest and similar charges	(3.2)	(4.2)	(5.2)
Interest and similar income	11.0	10.8	12.8
Change in provisions against financial items	(2.8)	–	0.3
TOTAL	5.0	**6.6**	**7.9**

NOTE 17 - CORPORATE INCOME TAX

a - Breakdown of corporate income tax charge

in millions of euros

	2004	2003	2002
Current tax	(122.3)	(130.5)	(115.0)
Deferred tax	(4.7)	11.8	7.3
TOTAL	(127.0)	**(118.7)**	**(107.7)**

b - Rationalisation of corporate income tax charge

The effective tax rate for the year ended 31 December 2004 was 37.2% compared with 35% in the year ended 31 December 2003. The difference between the theoretical tax charge and the actual tax charge for 2004 is explained as follows:

in millions of euros

	2004	2003
Consolidated net income - Group's share	210.1	216.8
Consolidated net income - minority interests	4.6	3.9
Tax charge	(127.0)	**(118.7)**
Net income before tax	341.7	339.4
Current tax rate in France	35.4%	35.4%
Theoretical tax charge	(121.0)	(120.1)
Reconciling items		
- Goodwill amortisation	(5.6)	(0.6)
- Share in earnings of companies accounted for by the equity method	(1.9)	(0.2)
- Impairment of shares in companies accounted for by the equity method	(1.0)	–
- Differences relating to foreign tax	1.3	2.1
- Permanent timing differences and transactions taxed at a reduced rate	1.2	0.1
TOTAL	(127.0)	**(118.7)**

c - Deferred tax

Deferred tax is recognised on all timing differences using the liability method. No deferred tax is recognised on tax credits or tax loss carry-forwards. Discounting is not applied to deferred tax. The net change in deferred tax assets and liabilities breaks down as follows:

	in millions of euros
Deferred tax asset as at 31 December 2003	[illegible]
Deferred tax liability as at 31 December 2003	[illegible]
Net deferred tax asset as at 31 December 2003	**79.4**
Impact on the income statement	(4.7)
Impact of foreign exchange movements	(2.3)
Deferred tax asset as at 31 December 2004	79.4
Deferred tax liability as at 31 December 2004	7.0
Net deferred tax asset as at 31 December 2004	**72.4**

NOTE 18 - EXPOSURE TO MARKET RISKS AND FINANCIAL COMMITMENTS

a - Outstanding amounts on hedging contracts

The Group is exposed to currency risk because of its foreign-currency denominated sales. This risk is hedged by Hermès International based on budget projections, either by forward sales or by options.

in thousands of currency units

Currency	Counter-part	Export flows	Import flows	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity (in thousands of euros)
AUD	CHF	184	-	184	(209)	(25)	114%	0
AUD	EUR	7,924	-	7,924	(7,840)	84	99%	0
CAD	CHF	127	-	127	(39)	88	31%	(1)
CAD	EUR	7,362	-	7,362	(7,777)	(415)	106%	3
CHF	EUR	12,186	(1,792)	10,394	(10,128)	266	97%	(2)
CHF	GBP	-	-	-	(14)	(14)	-	-
CZK	CHF	322	-	322	(546)	(224)	170%	0
CZK	EUR	28,774	-	28,774	(27,575)	1,199	96%	0
EUR	CHF	-	(1,735)	(1,735)	991	(744)	57%	11
EUR	GBP	913	-	913	(1,518)	(605)	166%	4
EUR	HKD	-	(217)	(217)	217	-	100%	-
EUR	KRW	-	(1,140)	(1,140)	1,140	-	100%	-
EUR	SGD	29,232	-	29,232	(27,474)	1,758	94%	(39)
EUR	USD	-	(1,585)	(1,585)	1,585	-	100%	-
GBP	CHF	506	-	506	(713)	(207)	141%	3
GBP	EUR	11,911	-	11,911	(11,727)	184	98%	(3)
HKD	CHF	40,957	-	40,957	(31,927)	9,030	78%	(8)
HKD	EUR	217,066	(10,328)	206,738	(214,806)	(8,068)	104%	8
HKD	GBP	2,240	-	2,240	(977)	1,263	44%	(1)
HKD	SGD	46,653	-	46,653	(43,755)	2,898	94%	(3)
JPY	CHF	1,435,508	-	1,435,508	(1,431,065)	4,443	100%	0
JPY	EUR	29,570,313	-	29,570,313	(31,058,116)	(1,487,803)	105%	105
JPY	GBP	293,570	-	293,570	(291,500)	2,070	99%	0
JPY	SGD	-	(33,500)	(33,500)	102,600	69,100	306%	(5)
MXN	EUR	32,054	-	32,054	-	32,054	-	(21)
SGD	CHF	1,943	-	1,943	(1,957)	(14)	101%	0
SGD	EUR	212,025	-	212,025	(206,687)	5,338	97%	(24)

Currency	Counter-part	Export flows	Import flows	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity (in thousands of euros)
THB	EUR	37,536	(297)	37,239	(27,017)	10,222	73%	(2)
THB	SGD	150,000	–	150,000	(150,000)	–	100%	–
TWD*	USD	321,453	–	321,453	(325,555)	(4,102)	101%	1
USD	CHF	8,275	–	8,275	(7,116)	1,159	86%	(8)
USD	EUR	132,262	(5,720)	126,542	(123,426)	3,116	98%	(23)
USD	GBP	3,884	–	3,884	(4,331)	(447)	112%	3
USD	HKD	–	(102)	(102)	(47)	(149)	(46%)	1
USD	KRW	13,468	(8,588)	4,880	(4,912)	(32)	101%	0
USD	SGD	111,724	–	111,724	(112,392)	(668)	101%	5
Total			–			–	100%	5

Breakdown of currency contracts — in thousands of currency units

Currencies hedged	Counter-part	Detail of off-balance sheet position	Detail of off-balance sheet position**	Forward purchases	Forward sales	Purchases of calls	Sales of calls	Purchases of puts	Sales of puts	Mark-to-market at 31/12/04 (in thousands of euros)
AUD	CHF	(209)	(209)	51	(260)	–	–	–	–	0
AUD	EUR	(7,840)	(7,840)	–	(7,840)	–	–	–	–	27
CAD	CHF	(39)	(39)	50	(89)	–	–	–	–	2
CAD	EUR	(7,777)	(7,777)	725	(8,502)	–	–	–	–	121
CHF	EUR	(10,128)	(10,128)	4,900	(15,028)	–	–	–	–	149
CHF	GBP	(14)	(14)	–	(14)	–	–	–	–	0
CZK	CHF	(546)	(546)	–	(546)	–	–	–	–	0
CZK	EUR	(27,575)	(27,575)	1,073	(28,648)	–	–	–	–	(41)
EUR	CHF	991	991	1,054	(63)	–	–	–	–	9
EUR	GBP	(1,518)	(1,518)	1,128	(2,646)	–	–	–	–	(44)
EUR	HKD	217	217	217	–	–	–	–	–	11
EUR	KRW	1,140	1,140	1,140	–	–	–	–	–	5
EUR	SGD	(27,474)	(27,474)	5,430	(32,904)	–	–	–	–	(2,066)
EUR	USD	1,585	1,585	1,585	–	–	–	–	–	91
GBP	CHF	(713)	(713)	–	(713)	–	–	–	–	8
GBP	EUR	(11,727)	(11,727)	–	(11,727)	–	–	–	–	510
HKD	CHF	(31,927)	(31,927)	–	(31,927)	–	–	–	–	152
HKD	EUR	(214,806)	(214,806)	146,831	(201,637)	–	–	(160,000)	–	1,458
HKD	GBP	(977)	(977)	766	(1,743)	–	–	–	–	9
HKD	SGD	(43,755)	(43,755)	3,060	(46,815)	–	–	–	–	93
JPY	CHF	(1,431,065)	(1,431,065)	750,000	(1,431,065)	–	–	(750,000)	–	115
JPY	EUR	(29,058,116)	(31,058,116)	18,600,000	(29,558,116)	2,000,000	–	(20,100,000)	–	4,404
JPY	GBP	(291,500)	(291,500)	221,100	(291,500)	–	–	(221,100)	–	(12)
JPY	SGD	102,600	102,600	127,600	(25,000)	–	–	–	–	0
SGD	CHF	(1,957)	(1,957)	–	(1,957)	–	–	–	–	29
SGD	EUR	(206,687)	(206,687)	149,470	(212,157)	–	–	(144,000)	–	4,345
THB	EUR	(27,017)	(27,017)	–	(27,017)	–	–	–	–	37
THB	SGD	(150,000)	(150,000)	–	(150,000)	–	–	–	–	(27)
TWD*	USD	(325,555)	(325,555)	–	(325,555)	–	–	–	–	(479)
USD	CHF	(7,116)	(7,116)	3,254	(7,820)	–	–	(2,550)	–	376
USD	EUR	(141,176)	(123,426)	97,500	(125,346)	10,670	(25,250)	(98,750)	–	6,817
USD	GBP	(4,331)	(4,331)	2,734	(4,565)	–	–	(2,500)	–	96
USD	HKD	(47)	(47)	102	(149)	–	–	–	–	0
USD	KRW	(4,912)	(4,912)	8,588	(13,500)	–	–	–	–	(242)
USD	SGD	(112,392)	(112,392)	2,350	(114,742)	–	–	–	–	2,677
Total										18,631

* Non Deliverable Forward. ** Off-balance sheet positions exercisable at 31 December 2004.

As these hedging contracts are negotiated over the counter exclusively with leading banks, the Group is not exposed to any counterparty risk.

b - Financial assets and liabilities

1 - Breakdown by currency

in millions of euros

	< 1 year	1 to 5 years	> 5 years	Total	Variable rate	Fixed rate
Financial assets	**613.8**	**12.0**	**-**	**625.8**	**622.8**	**3.0**
Euro	476.6	12.0	-	488.6	485.6	3.0
Swiss franc	40.8	-	-	40.8	40.8	
Other	96.4	-	-	96.4	96.4	
Financial liabilities	**53.9**	**22.7**	**14.6**	**91.2**	**46.2**	**45.0**
Euro	2.6	0.1	0.1	2.8	2.8	-
Japanese Yen	47.4	22.6	14.5	84.5	39.5	45.0
Other	3.9	-	-	3.9	3.9	-
Net position before cover	**559.9**	**(10.7)**	**(14.6)**	**534.6**	**576.6**	**(42.0)**
Off-balance sheet	-	-	-	-	-	-
Net position after cover	**559.9**	**(10.7)**	**(14.6)**	**534.6**	**576.6**	**(42.0)**

2 - Breakdown by type

in millions of euros

	< 1 year	1 to 5 years	> 5 years	Total	Variable rate	Fixed rate
Financial assets	**613.8**	**12.0**	**-**	**625.8**	**622.8**	**3.0**
Loans	3.7	-	-	3.7	3.7	-
Marketable securities	497.0	12.0	-	509.0	506.0	3.0
Cash and equivalents	113.1	-	-	113.1	113.1	-
Financial liabilities	**53.9**	**22.7**	**14.6**	**91.2**	**46.2**	**45.0**
MT and LT debt	10.5	22.7	14.6	47.8	2.8	45.0
Bank overdrafts and ST debt	43.4	-	-	43.4	43.4	-
Net cash	**559.9**	**(10.7)**	**(14.6)**	**534.6**	**576.6**	**(42.0)**

Sensitivity to changes in interest rates

A 1% change in interest rates during 2004 would have had an impact of 5.8 million euros on consolidated net income before tax, or 115% of financial income.

The market value of marketable securities is equivalent to their value on the books.

Financial liabilities do not include the debt associated with employee profit sharing, which is included under "Other liabilities".

in millions of euros

	2004
Financial assets	625.8
Financial liabilities	91.2
Net cash	**534.6**
Change in net cash	**80.4**
Increase in assets	65.9
Decrease in liabilities	15.0
Change in scope of consolidation	(0.4)
Foreign exchange gains/(losses)	(0.1)

c - Other financial commitments

in millions of euros

	2004	2003	2002
Bank and other guarantees given*	111.0	114.1	123.5
Repurchases of securities (guarantees received)	18.5	18.3	22.0
Repurchases of securities (guarantees given)	1.6	2.3	4.6
Finance leases	1.1	2.1	2.6
Actuarial losses on retirement benefits**	9.8	–	–

* Material guarantees are given by the Group to guarantee the commitments of subsidiaries (mainly borrowings by Hermès Japon). They attract fees at a rate in line with charges ordinarily applied by banks.
** Pursuant to the change in accounting method described in Note 1.1.

As at 31 December 2004, future non-cancellable commitments on lease agreements for all stores operated by the Group world-wide were broken down as follows:

in millions of euros

	< 1 year	1 to 5 years	> 5 years	Total
Rents*	30.3	66.7	45.6	142.6

* Amounts shown have been discounted at an annual rate of 8.1%.

NOTE 19 - INFORMATION BY GEOGRAPHICAL AREA

a - Consolidated sales by geographical area

in millions of euros

	2004	2003	2002
France	2[illegible]6.3	247.7	256.0
Rest of Europe	222.3	204.0	207.3
Japan	398.2	371.8	358.8
Asia-Pacific (excluding Japan)	217.4	191.4	190.0
Americas	186.7	177.4	184.6
Other (1)	40.7	37.7	45.6
TOTAL	**1,331.6**	**1,230.0**	**1,242.3**

(1) Includes sales to airlines.

b - Fixed assets

in millions of euros

	2004	2003	2002
France	251.0	216.2	196.2
Rest of Europe	54.7	65.7	62.2
Japan	173.7	172.2	185.7
Asia-Pacific (excluding Japan)	53.7	43.9	43.8
Americas	42.5	48.0	52.7
TOTAL	**575.6**	**546.0**	**540.6**

NOTE 20 - INFORMATION ON SALES BY BUSINESS SEGMENT

a - Consolidated sales

in millions of euros

	2004	2003	2002
Silk	149.5	141.7	152.5
Bags and Luggage	523.8	465.4	425.2
Clothing and Accessories[1]	272.6	267.1	283.5
Other sectors[2]	138.7	119.5	119.1
Distribution via the Hermès exclusive network	**1,084.6**	**993.7**	**980.3**
Perfumes	64.7	54.2	56.5
Watches	100.4	100.1	113.9
Tableware	34.8	33.7	45.9
Distribution via specialist outlets	**199.9**	**188.0**	**216.3**
Other products[3]	**47.1**	**48.3**	**45.7**
TOTAL	**1,331.6**	**1,230.0**	**1,242.3**

(1) "Clothing and Accessories" includes men and women's clothing, belts, enamel, leather jewellery, gloves, hats and Hermès shoes.
(2) "Other sectors" include jewellery, diaries, small leather goods and Art of Living products.
(3) "Miscellaneous" includes John Lobb shoes and products manufactured for brands from outside the Group (textile printing, perfumes, etc.).

b - Operating income

in millions of euros

	2004	2003	2002
Distribution via the Hermès exclusive network	351.0	326.7	297.5
Distribution via specialist outlets	42.0	46.1	49.5
Miscellaneous	(56.3)	(40.0)	(26.8)
TOTAL	**336.7**	**332.8**	**320.2**

c - Fixed assets

in millions of euros

	2004	2003	2002
Distribution via the Hermès exclusive network	414.9	398.3	396.2
Distribution via specialist outlets	28.5	27.4	27.3
Miscellaneous	132.2	120.3	117.1
TOTAL	**575.6**	**546.0**	**540.6**

NOTE 21 - REMUNERATION OF CORPORATE OFFICERS

Remuneration paid to members of the executive management, administrative and supervisory bodies of the Group in 2004 amounted to 4.7 million euros compared with 4.4 million euros in 2003.

NOTE 22 - INFORMATION ON FEES PAID TO AUDITORS AND ADVISORS

Deloitte & Associés and Didier Kling & Associés are the principal Statutory Auditors of the Hermès Group.

Fees paid to the Statutory Auditors and to members of their networks in 2004 are broken down as follows:

in millions of euros

	Deloitte & Associés network				Didier Kling & Associés network			
	2004	Allocation	2003	Allocation	2004	Allocation	2003	Allocation
Auditing								
Auditing of accounts	0.8	62%	0.8	73%	0.1	100%	0.1	100%
Other legal and related engagements	0.1	8%	0.1	9%			–	–
Sub-total	*0.9*	*70%*	*0.9*	*82%*	*0.1*	*100%*	*0.1*	*100%*
Other services								
Legal, tax and labour matters	0.4	27%	0.2	18%	-		–	–
Sub-total	*0.4*	*27%*	*0.2*	*18%*	-	-	–	–
TOTAL	**1.3**	**100%**	**1.1**	**100%**	**0.1**	**100%**	**0.1**	**100%**

The imbalance between the two audit firms is due to the fact that Deloitte & Associés is in charge of auditing for nearly all of the Hermès Group's subsidiaries.

NOTE 23 - EARNINGS PER SHARE

Earnings per share is calculated on the basis of the weighted average number of shares outstanding during the year.

The weighted average number of shares outstanding during the year and previous years is adjusted to take account of any bonus issues and stock splits occurring during the year, and of treasury stock.

Diluted earnings per share is adjusted to reflect shares to be issued in connection with stock option plans implemented by the Executive Management.

The calculation and reconciliation of base earnings per share and diluted earnings per share is shown below:

	2004	2003	2002
Numerator (millions of euros)			
Base net income	230.1	216.8	215.5
Adjustments	–	–	–
Diluted net income	230.1	216.8	215.5
Denominator (number of shares)			
Weighted average number of ordinary shares	36.582,802	**36,632,998**	**36,633,926**
Average effect of dilutive potential ordinary shares – stock options	263,688	265,989	261,684
Weighted average number of ordinary shares, diluted	36,846,490	**36,898,987**	**36,895,610**

NOTE 24 - SCOPE OF CONSOLIDATION

List of companies included in the consolidation as at 31 December 2004

Company	Registered Office	2004 percentage Control	Interest	Method	Registered no. (France)
Hermès International	24, rue du Faubourg-Saint-Honoré, 75008 Paris	Parent	Parent	Parent	572076396
Alpasoie	9, rue Claude-Terrasse, 38690 Le Grand-Lemps (France)	23.00	38.42	Equity	315126714
Ateliers A.S.	16, chemin des Mûriers, 69310 Pierre-Bénite (France)	74.96	74.23	Full	954503843
Avril-Morio & Patte	12-14, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	409209202
Bagages et Cuirs	12-16, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	411 795 859
Boissy Mexico	Avenida Presidente Mazaryk 422, Local "A" Col Polanco, 11560 Mexico D.F. (Mexico)	51.00	51.00	Full	–
Boissy Retail	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	100.00	Full	–
Boissy Singapour	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	80.00	Equity	–
Castille Investissements	24, rue du Faubourg-Saint-Honoré, 75008 Paris	100.00	100.00	Full	352565451
Compagnie des Arts de la Table	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	380059188
Compagnie des Cristalleries de Saint-Louis	Saint-Louis-lès-Bitche, 57620 Lemberg (France)	98.80	98.80	Full	353438708
Compagnie Hermès de Participations	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	413818147
Comptoir Nouveau de la Parfumerie	23, rue Boissy-d'Anglas, 75008 Paris	99.67	99.67	Full	542053285
Créations, Éditions d'Étoffes d'Ameublement	21, rue Cambon, 75001 Paris	74.54	74.54	Full	602013583
Établissements Marcel Gandit	51, rue Jean-Jaurès, 38300 Bourgoin-Jallieu (France)	100.00	100.00	Full	583620778
Exocuirs	69, rue du Rhône, 1207 Geneva (Switzerland)	49.60	46.62	Equity	–
Ex-Pili	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	–
Financière Saint-Éloi	2, rue des Girondins, Luxembourg L1626 (Luxembourg)	20.00	20.00	Equity	–
Financière Saint-Honoré	9, avenue Eugène-Pittard, 1211 Geneva 25 (Switzerland)	100.00	100.00	Full	–
G.C. Real Estate	25, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	400080487
Ganterie de Saint-Junien	18, rue Louis-Codet, 87200 Saint-Junien (France)	100.00	100.00	Full	391581196
Gaulme SA	325, rue Saint-Martin, 75003 Paris	35.00	35.00	Equity	380 681 833
Gordon-Choisy	17, boulevard Jules-Ferry, 75011 Paris	100.00	100.00	Full	662044833
Héraklion	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	383935897
Herlee	23/F Chinachem Leighton Plaza 29 Leighton Road, Causeway Bay (Hong Kong)	90.00	90.00	Full	–
Hermès Argentina	Avenida Alvear 1981, 1129 Buenos Aires (Argentina)	100.00	100.00	Full	–
Hermès Australia	Level 11, Skygarden, 70 Castlereagh Street, Sydney NSW 2000 (Australia)	100.00	100.00	Full	–
Hermès Benelux	50, boulevard de Waterloo, 1000 Brussels (Belgium)	100.00	100.00	Full	–
Hermès Canada	79 Wellington Street West, Suite 3000, Toronto, Ontario M5K 1N2 (Canada)	100.00	100.00	Full	–
Hermès de Paris (Mexico)	Avenida Presidente Mazaryk 422, Local "A" Col Polanco, 11560 Mexico D.F. (Mexico)	51.00	51.00	Full	–

Company	Registered Office	2004 percentage Control	Interest	Method	Registered no. (France)
Hermès GB	1 Bruton Street, London W1J 6TL (United Kingdom)	100.00	100.00	Full	–
Hermès GmbH	Geyerstrasse 32, 80469 Munich (Germany)	100.00	100.00	Full	–
Hermès Greater China	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	–
Hermès Holding GB	1 Bruton Street, London W1J 6TL (United Kingdom)	100.00	100.00	Full	–
Hermès Holdings US	1105 North Market Street, Suite 1300, Wilmington, Delaware 19801 (USA)	100.00	100.00	Full	–
Hermès Iberica	C/Serrano 120, 28006 Madrid (Spain)	100.00	100.00	Full	–
Hermès International Portugal	Largo do Chiado 9, 1200-108 Lisbon (Portugal)	100.00	100.00	Full	–
Hermès Italie	Via Serbelloni 1, 20122 Milan (Italy)	100.00	100.00	Full	–
Hermès Japon	4-3, Ginza 5-Chome, Chuo-ku, Tokyo 104-0061 (Japan)	100.00	100.00	Full	–
Hermès Korea	5/F, Samhi (Binggrae) B/D, 518 Apkujong-Dong-Kangnam-ku, Seoul 135-110 (Korea)	89.80	89.80	Full	–
Hermès Korea Travel Retail	5/F, Samhi (Binggrae) B/D, 518 Apkujong-Dong-Kangnam-ku, Seoul 135-110 (Korea)	100.00	100.00	Full	–
Hermès Monte-Carlo	11-13-15, avenue de Monte-Carlo, 98000 Monaco	100.00	100.00	Full	–
Hermès Prague	Parizska 12/120, 11000 Prague (Czech Rep.)	100.00	100.00	Full	–
Hermès Retail (Malaysia)	G38 Ground Level, Suria KLCC, Kuala Lumpur City Centre, 50088 Kuala Lumpur (Malaysia)	51.00	51.00	Full	–
Hermès Sellier	24, rue du Faubourg-Saint-Honoré, 75008 Paris	99.77	99.77	Full	696520410
Hermès Singapore (Retail)	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	80.00	80.00	Full	–
Hermès Suisse	4, rue de la Tour-de-l'Île, 1204 Geneva (Switzerland)	100.00	100.00	Full	–
Hermès South East Asia	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	100.00	Full	–
Holding Textile Hermès	16, chemin des Mûriers, 69310 Pierre-Bénite (France)	100.00	100.00	Full	428128318
J.L. & Co	Westminster Works, Oliver Street, Northampton NN27JL (United Kingdom)	100.00	100.00	Full	–
John Lobb	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	582094371
John Lobb Japon	4.7 Kita Aoyama 1, Chome Minato-Ku, Tokyo (Japan)	45.00	45.00	Equity	–
John Lobb Ltd	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	–
La Manufacture de Seloncourt	18, rue de la Côte, 25230 Seloncourt (France)	100.00	100.00	Full	407836329
La Maroquinerie Nontronnaise	Avenue Yvon-Delbos, 24300 Nontron (France)	100.00	100.00	Full	403230436
La Montre Hermès	Erlenstrasse 31 A, 2555 Brügg (Switzerland)	100.00	100.00	Full	–
Leica Camera	Oskar-Barnack Strasse 11, D-35606 Solms (Germany)	30.85	31.50	Equity	–
Les Tissages Perrin*	9, rue Claude-Terrasse, 38690 Le Grand-Lemps (France)	0.02	39.53	Equity	400135034
Les Tissages Verel*	Rue du Docteur-Roux, 38490 Saint-André-le-Gaz (France)	0.22	39.64	Equity	563620079

Company	Registered Office	2004 percentage Control	Interest	Method	Registered no. (France)
LMH Pacific Limited	26/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	–
Louisiane	Via Sloave 3, 20135 Milan (Italy)	49.60	43.65	Equity	–
M Maison et Cie	6, rue Brey, 75017 Paris	46.60	49.60	Equity	572230084
Maroquinerie de Belley	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	428128425
Maroquinerie des Ardennes	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	428113518
Maroquinerie Thierry	Rue des Fougères, ZI Les Bracots, 74890 Bons-en-Chablais (France)	43.82	43.82	Equity	312108368
Michel Rettili SRL	Via Sloave 3, 20135 Milan (Italy)	49.60	43.95	Equity	–
Motsch–George V	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	440252476
Nehel	23, rue Boissy-d'Anglas, 75008 Paris	100.00	99.77	Full	428167514
Orfèvrerie Christofle	9, rue Royale, 75008 Paris	20.00	6.21	Equity	562063263
Perrin & Fils	451, chemin du Baraillon, 38690 Le Grand-Lemps (France)	39.52	39.52	Equity	573620143
RTL Inc.	105, Dorset Street La Fayette, Louisiana 70501 (USA)	49.60	32.24	Equity	–
Saint-Honoré (Bangkok)	Room G03/2, The Emporium Shopping Mall, 622 Sukhumvit Road, Klongtoey, Bangkok 10100 (Thailand)	49.00	49.00	Full	–
Saint-Honoré Chile	Avenida Alonso de Córdova 2526, Comuna de Vitacura, Santiago de Chile (Chile)	100.00	100.00	Full	–
Saint-Honoré Shanghai	Room 1808, Westgate Tower, 1038 Nanjing Xi Road, Shanghai 2001 (Republic of China)	100.00	90.00	Full	–
SC Honossy	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	393178025
SCI Auger Hoche	12-22, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	335161071
SCI Boissy Belley	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	442400420
SCI Boissy Bogny	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	442306965
SCI Boissy Les Mûriers	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	351649504
SCI Boissy Nontron	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	442307021
SCI Boissy Saint-Honoré	24, rue du Faubourg-Saint-Honoré, 75008 Paris	100.00	99.98	Full	338553589
SCI Espace Tronchet	18-20, rue Tronchet, 69006 Lyon (France)	100.00	100.00	Full	404348484
SCI Immauger	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	377672159
SCI Les Capucines	ZI les Bracots, 74890 Bons-en-Chablais (France)	60.00	77.53	Full	408602050
SCI Les Jonquilles Soleil	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	414947671
Société d'Impression Berjallienne	8, rue de la Soie, 38300 Bourgoin-Jallieu (France)	100.00	74.23	Full	311974570
Société d'Impression sur Étoffes du Grand-Lemps	38690 Le Grand-Lemps (France)	99.97	99.97	Full	573621224
Société Nontronnaise de Confection	13, route de Piegut, 24300 Nontron (France)	51.00	50.99	Equity	380041939
Soficuir International	22-24, avenue Hoche, 75008 Paris	49.60	49.60	Equity	398142695
Sport-Soie	27, rue Jules-Guesde, 69310 Pierre-Bénite (France)	95.50	95.50	Full	592028542
Tanneries des Cuirs d'Indochine et de Madagascar	22-24, avenue Hoche, 75008 Paris	49.60	49.60	Equity	582025755
Velours Blafo*	7, rue de Catalogne, 69150 Décines-Charpieu (France)	0.00	26.09	Equity	352497549

* Companies majority-owned by Perrin & Fils, in which the Hermès Group holds a 39.52% controlling interest.

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS YEAR ENDED 31 DECEMBER 2004

This is a free translation into English of the Statutory Auditors' Reports issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' Report includes for the information of the reader, as required under French law in any auditor's report, whether qualified or not, explanatory paragraphs separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. Such report should be read in conjunction and construed in accordance with French law and French professional auditing standards.

In accordance with the terms of our appointment by the General Meeting, we have audited the accompanying consolidated financial statements of Hermès International for the year ended 31 December 2004. The consolidated financial statements have been approved by the Executive Management. Our role is to express an opinion on these financial statements, based on our audit.

1. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, which have been prepared in accordance with French accounting methods and principles, present fairly, in all material respects, the financial position of the Group as of 31 December 2004 and the results of the Group's operations included in the consolidation for the year then ended.

Without qualifying our opinion expressed above, we draw your attention to Note 1.1 of the Notes to the Consolidated Financial Statements, which describes the change in accounting method relating to the first-time application of amortisation of actuarial gains and losses on the provision for retirement benefits.

2. Justification of our assessments

In accordance with the provisions of Article L225-235 of the Code de Commerce, we draw your attention to the following matters:

– Your Group is exposed to currency risk because of the substantial proportion of sales generated in foreign currencies and of intra-group purchases denominated in foreign currencies. As part of our assessment of the accounting principles followed by your company, we verified the appropriateness of the accounting methods applied in treating foreign-currency transactions and the information provided in the Notes on exposure to market risks.

– Note 1.7 of the Notes to the Consolidated Financial Statements describes the treatment of the difference arising between the cost of acquisition of the Group's interest in newly-consolidated subsidiaries and the share of net assets acquired. As part of our assessment of significant estimates, we ascertained that the net residual value of goodwill was no greater than the prospective return on investment for the companies considered.

These assessments were part of the procedures we performed as part of our audit of the overall consolidated financial statements, and therefore contributed to the formulation of the unqualified opinion that we expressed in the first part of this report.

3. Specific procedures

We have also verified, in accordance with professional standards applicable in France, the financial information contained in the Group Management Report. We have no comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

Neuilly and Paris, 24 March 2005

The Statutory Auditors

Deloitte & Associés
Frédéric Moulin

Didier Kling & Associés
Didier Kling and Brigitte Noël

Comparative Financial Statements for 2001, 2002 and 2003 under French GAAP

CONSOLIDATED INCOME STATEMENT UNDER FRENCH GAAP

in millions of euros

	2003	2002	2001
Sales (notes 19 and 20)	1,230.0	**1,242.3**	**1,226.9**
Cost of sales	(427.2)	(437.4)	(449.6)
Gross profit (note 12)	802.8	**804.9**	**777.3**
Selling, marketing and administrative expenses (note 13)	(426.9)	(436.1)	(426.6)
Goodwill amortisation (note 5)	(4.9)	(6.0)	(6.9)
Other income and expense (note 14)	(38.2)	(42.6)	(36.7)
Operating income	332.8	**320.2**	**307.1**
Net financial income (note 16)	6.6	7.9	8.5
Net income before tax	339.4	**328.1**	**315.6**
Corporate income tax (note 17)	(118.7)	(107.7)	(107.4)
Consolidated net income	220.7	**220.4**	**208.2**
Minority interests (note 11)	(3.9)	(4.9)	(6.5)
NET INCOME – GROUP'S SHARE	216.8	**215.5**	**201.7**
Earnings per share (in euros) (note 23)	5.92	5.88	5.51
Diluted earnings per share (in euros) (note 23)	5.88	5.84	5.47

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER UNDER FRENCH GAAP

ASSETS

in millions of euros

	2003			2002	2001
	Gross	Depreciation, amortisation and provisions	Net	Net	Net
Fixed assets	888.1	342.1	546.0	**540.6**	**516.4**
Goodwill (note 5)	[illegible]	[illegible]	[illegible]	44.7	51.5
Intangibles (note 3)	[illegible]	[illegible]	[illegible]	28.2	26.1
Property, plant and equipment (note 4)	[illegible]	[illegible]	[illegible]	419.3	391.4
Long-term investments (note 7)	[illegible]	[illegible]	[illegible]	19.3	19.2
Investments in equity affiliates (note 6)	[illegible]		[illegible]	29.1	28.2
Current assets	1,206.1	131.0	1,075.1	**1,021.8**	**957.9**
Inventories and work in progress (note 8)	[illegible]	[illegible]	[illegible]	274.4	268.9
Trade receivables (note 9)	[illegible]	[illegible]	[illegible]	96.3	104.6
Other receivables (note 9)	[illegible]	[illegible]	[illegible]	131.2	131.3
Short-term investments (note 18)	[illegible]		[illegible]	362.1	303.1
Cash and equivalents (note 18)	[illegible]	[illegible]	[illegible]	157.8	150.0
TOTAL ASSETS	2,094.2	473.1	1,621.1	**1,562.4**	**1,474.3**

LIABILITIES AND SHAREHOLDERS' EQUITY

Before appropriation

in millions of euros

	2003	2002	2001
Shareholders' equity (Group's share)	1,159.0	**1,041.5**	**910.9**
Share capital	[illegible]	56.4	56.4
Share premium	[illegible]	26.2	25.7
Reserves	[illegible]	748.1	605.2
Cumulative translation adjustment	[illegible]	(4.7)	21.9
Net income for the year	[illegible]	215.5	201.7
Minority interests (note 11)	15.4	**16.1**	**15.0**
Provisions for contingencies and losses (note 10)	43.6	**57.4**	**53.9**
Liabilities	400.1	**447.4**	**494.5**
Borrowings and debt (note 18)	[illegible]	150.2	172.6
Trade payables (note 9)	[illegible]	128.7	141.1
Other liabilities (note 9)	[illegible]	168.5	180.8
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,621.1	**1,562.4**	**1,474.3**

The negative 46.6 million euro cumulative translation adjustment comprises negative balances of 19.1 million euros relating Asia excluding Japan, 16 million euros for Japan, 6.8 million euros for the Americas, 6.4 million euros for the euro zone, and a positive balance of 1.7 million euros for the other European countries (mainly Switzerland).

STATEMENT OF CASH FLOWS UNDER FRENCH GAAP

in millions of euros

	2003	2002	2001
CASH FLOW FROM OPERATIONS *	258.7	**273.2**	**241.8**
Inventories and work in progress	[illegible]	(13.6)	(21.2)
Trade receivables	[illegible]	4.3	14.6
Other receivables	[illegible]	(7.3)	(27.6)
Trade payables	[illegible]	(12.9)	3.5
Other liabilities and miscellaneous items	[illegible]	3.0	5.7
Change in operating working capital	(21.5)	**(26.5)**	**(25.0)**
FUNDS GENERATED BY OPERATIONS	237.2	**246.7**	**216.8**
Acquisitions of intangibles	[illegible]	(6.9)	(8.6)
Acquisitions of property, plant and equipment	[illegible]	(94.7)	(116.8)
Acquisitions of participating interests	[illegible]	–	(16.9)
Amounts payable relating to fixed assets	[illegible]	2.6	0.2
Disposals	[illegible]	0.5	0.3
FUNDS USED IN INVESTING ACTIVITIES	(91.5)	**(98.5)**	**(141.8)**
Dividends paid	[illegible]	(57.6)	(47.8)
Increase/(Decrease) in shareholders' equity	[illegible]	(3.0)	(15.1)
FUNDS USED IN FINANCING ACTIVITIES	(56.3)	**(60.6)**	**(62.9)**
Effect of changes in the scope of consolidation		–	7.1
Effect of foreign exchange differences	[illegible]	2.4	11.5
CHANGE IN NET CASH POSITION	79.4	**90.0**	**30.7**

	2003	2002	2001
Net cash position at 1 January	[illegible]	284.8	254.1
Net cash position at 31 December	[illegible]	374.8	284.8
CHANGE IN NET CASH POSITION	79.4	**90.0**	**30.7**

* Calculation of cash flow from operations

in millions of euros

	2003	2002	2001
Net income - Group's share	216.8	215.5	201.7
Depreciation and amortisation	[illegible]	52.2	49.7
Change in provisions	[illegible]	2.5	(15.3)
Share in net income/(losses) of equity affiliates	[illegible]	(1.1)	(1.5)
Dividends received from equity affiliates		0.2	0.3
Minority interests	[illegible]	4.9	6.5
Capital gains and losses on disposals	[illegible]	(0.3)	0.4
Deferred tax	[illegible]	(0.7)	–
CASH FLOW FROM OPERATIONS	258.7	**273.2**	**241.8**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY – GROUP'S SHARE UNDER FRENCH GAAP

Before appropriation

in millions of euros

	Share capital	Share premium	Consolidated reserves	Current year's net income	Translation adjustment	Total share-holders' equity
As of 31 December 2000	**56.3**	**25.0**	**491.9**	**175.0**	**24.3**	**772.5**
Movements						
Change in share capital and share premium	0.1	0.7	–	–	–	0.8
Purchase or sale of treasury stock	–	–	(17.5)	–	–	(17.5)
Appropriation of net income for the year	–	–	175.0	(175.0)	–	–
Consolidated net income for the year (Group's share)	–	–	–	201.7	–	201.7
Dividends paid	–	–	(46.2)	–	–	(46.2)
Change in translation adjustments	–	–	–	–	(2.4)	(2.4)
Other	–	–	2.0	–	–	2.0
As of 31 December 2001	**56.4**	**25.7**	**605.2**	**201.7**	**21.9**	**910.9**
Movements						
Change in share capital and share premium	–	0.5	–	–	–	0.5
Purchase or sale of treasury stock	–	–	(4.2)	–	–	(4.2)
Appropriation of net income for the year	–	–	201.7	(201.7)	–	–
Consolidated net income for the year (Group's share)	–	–	–	215.5	–	215.5
Dividends paid	–	–	(55.9)	–	–	(55.9)
Change in translation adjustments	–	–	–	–	(26.6)	(26.6)
Other	–	–	1.3	–	–	1.3
As of 31 December 2002	**56.4**	**26.2**	**748.1**	**215.5**	**(4.7)**	**1,041.5**
Movements						
Change in share capital and share premium	0.1	4.1	–	–	–	4.2
Purchase or sale of treasury stock	–	–	–	–	–	–
Appropriation of net income for the year	–	–	215.5	(215.5)	–	–
Consolidated net income for the year (Group's share)	–	–	–	216.8	–	216.8
Dividends paid	–	–	(61.6)	–	–	(61.6)
Change in translation adjustments	–	–	–	–	(41.9)	(41.9)
Other	–	–	–	–	–	–
As of 31 December 2003	**56.5**	**30.3**	**902.0**	**216.8**	**(46.6)**	**1,159.0**

As at 31 December 2003, the share capital of Hermès International was made up of 36,935,004 shares with a par value of 1.53 euros each.

The share capital of Hermès International increased by 130,000 euros (84,732 shares) during the year ended 31 December 2003, due to the exercise of stock options by Hermès group employees.

Changes in translation adjustments in 2003 relate mainly to the following:

	in millions of euros
Positive translation adjustment differences	
Australian dollar	0.3
Other currencies	0.1
Sub-total	*0.4*
Negative translation adjustment differences	
US dollar	(9.7)
Japanese yen	(8.2)
Swiss franc	(7.0)
Hong Kong dollar	(6.7)
Euro zone	(3.3)
Singapore dollar	(3.1)
Korean won	(2.1)
Pound sterling	(1.0)
Taiwanese dollar	(0.9)
Mexican peso	(0.3)
Sub-total	*(42.3)*
Total	**(41.9)**

NOTE 1 - ACCOUNTING POLICIES

NOTE 1.1 - SCOPE AND METHOD OF CONSOLIDATION

The consolidated financial statements have been prepared in accordance with the legal and regulatory provisions applicable in France. The new methodology established by the Comité de Réglementation Comptable, as contained in regulation 99-02 issued 29 April 1999, is applied with effect from the financial year commencing 1 January 2000.

The consolidated financial statements include the financial statements of Hermès International and material subsidiaries over which Hermès International has, directly or indirectly, exclusive control, joint control or significant influence.

A company is under exclusive control when the Group holds more than 50% of its voting rights. Nevertheless, it can be considered that a company is under exclusive control when less than 50% is held provided that the Group has effective control over the management of the company. The concept of effective control extends to undertakings which are operated under partnership agreements with others.

The financial statements of companies under exclusive control are fully consolidated.

Jointly controlled companies are consolidated using the proportional method.

The financial statements of other companies over which the Group has significant influence (percentage of control exceeding 20%) are accounted for using the equity method. By way of exception, some companies more than 50% controlled by the Group are also accounted for by the equity method where they are not material to the Group and the information needed to include them in the consolidated financial statements on a full consolidation basis cannot be obtained without undue delay.

A list of companies included in the consolidation is given in note 24.

NOTE 1.2 - TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN COMPANIES

Financial statements expressed in foreign currencies are translated in accordance with the following principles:

- balance sheets are translated at the official year-end exchange rate;
- income statements are translated at the average annual exchange rate for each currency;
- statements of cash flows are translated at the average annual exchange rate for each currency;
- the translation adjustment attributable to the Group arising from the impact on shareholders' equity of the difference between historical exchange rates and year-end exchange rates, and from the use of different exchange rates for the income statement and balance sheet, is shown separately in consolidated shareholders' equity. The same principle is applied to minority interests.

NOTE 1.3 - TREASURY MANAGEMENT

A provision for contingencies is set up for foreign exchange losses. Unrealised foreign exchange gains are recognised as income in accordance with the preferential method as defined in Regulation 99-02, except for unrealised gains and losses on forward currency contracts and options, which are:

- either netted against the corresponding gains or losses on the assets or liabilities hedged by the instrument in question;
- or deferred where they relate to a transaction due to take place in the following financial year.

Interest rate instruments are used in connection with the management of the Group's treasury investments. Gains and losses on interest rate differentials are recognised on an accrual basis.

NOTE 1.4 - FINANCIAL YEAR-END

The consolidated financial statements are prepared on the basis of annual financial statements or of interim accounts as at 31 December.

NOTE 1.5 - ELIMINATIONS OF INTRA-GROUP TRANSACTIONS

The income statement effect of intra-Group transactions such as margins on inventories, gains or losses on disposals, cancellation of provisions for depreciation of value of shares in consolidated companies, and provisions for loans to consolidated companies, is eliminated.

These transactions are subject to corporate income tax.

Dividends and interim dividends received by the Group from consolidated companies are eliminated on consolidation. A matching amount is recorded in consolidated reserves.

In the case of companies accounted for using the full consolidation method, intra-Group accounts are eliminated in full.

NOTE 1.6 - GOODWILL

The difference arising between the cost of acquisition of the Group's interest in newly-consolidated subsidiaries and the share of net assets acquired (including restated earnings to the date of acquisition) is treated as follows:

• The portion relating to separately identifiable assets is attributed to those assets as a fair value adjustment, representing the difference between the fair value at which they are included in the consolidated balance sheet and their value in the books of the acquired company. Fair value is equivalent to value in use in the case of assets intended for use in operations, and to realisable value in the case of assets not intended for use in operations.

• The balance is considered to be goodwill. The amount of goodwill may be corrected in the year following that in which the acquisition takes place, in order to reflect adjustments to the valuation of the assets and liabilities recognised at the time of the acquisition.

Positive fair value adjustments are subject to depreciation and amortisation using the same methods as the assets to which they are applied.

Goodwill is amortised over a period appropriate to the nature of the business acquired and to the objectives set at the time of the acquisition, and not exceeding 20 years. Goodwill is reviewed annually, in accordance with Comité de Réglementation Comptable Regulation No. 2002-10 dated 12 December 2002 applied by anticipation, to ensure that the residual net value does not exceed the expected return on the investment in the subsidiary in question (determined on the basis of future anticipated and discounted cash flows), whether or not its shares are listed on the stock market.

Negative goodwill is included in provisions for contingencies and losses on the liabilities side of the consolidated balance sheet, and is released to the income statement over a maximum period of 10 years depending on the forecasts made at the time of the acquisition.

NOTE 1.7 - INTANGIBLES

Organisation costs are fully expensed in the year of acquisition, given their relatively low fair value and on grounds of prudence.

Purchased goodwill and leasehold rights are written down to their probable realisable value where this is lower than net book value.

Software is depreciated over a maximum period of 3 years.

Trade-marks and patents are written down to their probable realisable value where this is lower than net book value.

NOTE 1.8 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are valued at historical acquisition cost and depreciated, generally using the straight-line method, over the following average estimated useful lives:

• buildings: 20 years;

• leasehold improvements, furniture and fixtures: 3 to 10 years depending on the expected useful life of the asset in question, and not exceeding the term of the lease (in particular in the case of store fittings);

• industrial plant and equipment: 10 years;

• other items: maximum of 5 years.

Property acquired under finance lease agreements is capitalised when the lease effectively transfers to the Group virtually all risks and rewards incident to ownership of such property. The criteria for evaluating these agreements are based primarily on:

• the lease term as a proportion of the life of the leased assets;

• total future minimum payments in proportion to the fair value of the asset financed;

• whether or not there is transfer of ownership at the end of the lease agreement;

• the existence of a purchase option on favourable terms;

• the specific nature of the leased asset.

Property acquired under finance leases is restated so as to show the original value of the buildings and the theoretical depreciation thereon on the asset side of the balance sheet and to show the corresponding debt on the liabilities side. Equipment leases are restated only if they are significant.

Leases that do not have the characteristics of finance leases are treated as operating leases, in which case only the rents are recorded under income.

Where an acquisition is partially financed by an investment subsidy, the subsidy is released to the income statement over the depreciation period of the related asset. The subsidy itself is recorded in "Other liabilities" in the balance sheet.
Depreciation of property, plant and equipment directly linked to production is charged to cost of sales, while depreciation of other tangibles and amortisation of intangibles (including consolidation goodwill) are charged to "Other income and expense".

NOTE 1.9 - LONG-TERM INVESTMENTS

Long-term investments comprise investments in non-consolidated companies, loans to third parties outside the Group, and miscellaneous financial deposits. They are valued at historical acquisition cost.
Provisions are booked against loans and other long-term investments where recoverability becomes improbable.
Any share in negative net assets of companies accounted for by the equity method is, in the interests of simplicity and clarity, netted off "Investments in equity affiliates" rather than being classified as a provision for contingencies.

NOTE 1.10 - INVENTORIES

Inventories held by Group companies are valued at weighted average cost or standard cost adjusted for variances.
Provisions are booked to reduce inventories to net realisable value if this is lower than book value, and for slow-moving inventories.
These provisions are charged to cost of sales.

NOTE 1.11 - MARKETABLE SECURITIES

Marketable securities are valued at their market value as at 31 December calculated separately for each category of securities. Losses in value on individual securities give rise to a provision for depreciation, charged against financial income. Unrealised gains are also recognised in the income statement.

NOTE 1.12 - ADJUSTMENT OF DEPRECIATION, AMORTISATION AND PROVISIONS

The impact of accounting entries booked solely to comply with tax legislation is eliminated from the consolidated financial statements, net of deferred tax.
These adjustments mainly relate to restricted provisions and accelerated tax depreciation in French companies, and to excess provisions for inventories and doubtful accounts in foreign companies.

NOTE 1.13 - CORPORATE INCOME TAX

The tax charge includes:

- the current tax for the year of the companies included in the consolidation;
- deferred tax resulting from timing differences:
  - between the taxable earnings and accounting income of each consolidated company;
  - arising from adjustments made to the financial statements of consolidated companies to bring them into line with Group accounting principles;
  - arising from consolidation adjustments.

Deferred tax is calculated on all timing differences existing at year-end (full provision) at the tax rate in force on this date, or at the rate for the subsequent year where known. Previous deferred tax is revalued using the same rate (liability method).
The main categories of deferred taxes apply to restatements of internal profits on inventories, provisions for inventories and timing differences.
If a recovery risk arises on some or all of a deferred tax asset, a provision for depreciation is recorded.
The company has opted for a group tax election, which took effect from 1 January 1988. Under the terms of an agreement between the parent company and the subsidiaries included in the group tax election, projected and actual tax savings or liabilities generated by the Group are recognised in the income statement in the year in which they arise.
The main companies included in the group tax election are Hermès International, Avril-Morio & Patte, Bagages & Cuirs, Castille Investissements, Compagnie des Arts de la Table, Compagnie des Cristalleries de Saint-Louis, Compagnie Hermès de Participations, Comptoir Nouveau de la Parfumerie, Ganterie de Saint-Junien, Gordon-Choisy, Héraklion, Hermès Porcelaine Périgord, Hermès Sellier, Holding Textile Hermès, John Lobb, La Manufacture de Seloncourt, Maroquinerie de Belley, Maroquinerie des Ardennes, Nehel, Société d'Impression sur Étoffes du Grand-Lemps, and Sport-Soie.

NOTE 1.14 - SALES AND TRADE RECEIVABLES

Sales of goods are accounted for on delivery; sales of services are accounted for on completion.
A provision is recorded for any trade receivable likely to show a risk of total or partial non recovery.

NOTE 1.15 - RETIREMENT BENEFIT COMMITMENTS

A provision is recorded for commitments in respect of statutory retirement benefit schemes for the employees of French companies in the Group, and for top-up schemes for executives and senior managers of these companies. These provisions are based on an actuarial calculation, which takes into account length of service, life expectancy and staff turnover, plus assumptions on inflation and discounting.
In the case of some companies, the amount of these commitments has been paid over to insurance companies.
Foreign companies generally operate defined-benefit schemes and pay contributions to independent pension funds.
The amount of these commitments is disclosed in note 10a to the consolidated financial statements.

NOTE 2 - CHANGES IN THE SCOPE OF CONSOLIDATION

	Interest		Method	
	2003	2002	2003	2002
Velours Blafo	[illegible]	20.15%	[illegible]	Equity
Boissy Retail	[illegible]	–	[illegible]	–
Bucol	[illegible]	39.52%	[illegible]	Full
Établissements Lucien Carlier		20.16%		Equity
Herlee	[illegible]	51.00%	[illegible]	Full
Hermès Porcelaine Périgord	[illegible]	99.40%	[illegible]	Full
Hermès de Paris (Mexico)	[illegible]	51.00%	[illegible]	Full
La Maroquinerie Nontronnaise	[illegible]	86.74%	[illegible]	Full
Saint-Honoré Shanghai	[illegible]	–	[illegible]	–
Les Tissages Perrin	[illegible]	39.52%	[illegible]	Equity
Les Tissages Verel	[illegible]	39.60%	[illegible]	Equity

The main changes in the scope of consolidation during 2003 were the following:
– the creation of Boissy Retail and Saint-Honoré Shanghai;
– the acquisition of 100% of the subsidiary Bucol, previously 39.52% owned;
– the acquisition of 39% of the shares in Herlee. This transaction gave rise to recorded goodwill of 1.5 million euros.

These changes in the scope of consolidation in 2003 produced no material impact on sales or on the Group's share of net income (excluding goodwill amortisation). Because of this lack of material impact, we did not present pro forma accounts as of the opening date.

NOTE 3 - INTANGIBLES

in millions of euros

	2002	Increases	Decreases	Other	2003
Leasehold rights	29.7	1.4	–	–	[illegible]
Purchased goodwill	3.1	–	–	(0.1)	[illegible]
Other intangibles	32.7	4.8	(0.2)	0.1	[illegible]
TOTAL GROSS VALUE	**65.5**	**6.2**	**(0.2)**	**0.0**	71.5
Amortisation	37.3	6.0	(0.2)	(0.3)	[illegible]
TOTAL NET VALUE	**28.2**	**0.2**	**(0.0)**	**0.3**	28.7

Other intangibles comprise:

- concessions, patents, licences, software and trademarks (20.3 million euros);
- other assets (17.1 million euros).

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

in millions of euros

	2002	Increases	Decreases	Other	2003
Land	135.3	1.0	–	(10.9)	[illegible]
Buildings	192.0	11.8	(1.5)	(3.9)	[illegible]
of which: leased buildings	*5.5*	–	–	–	[illegible]
Industrial plant and equipment	81.8	8.1	(1.8)	(0.5)	[illegible]
Other property, plant and equipment	228.0	45.5	(9.9)	(7.2)	[illegible]
Construction in progress	18.5	16.3	–	(15.9)	[illegible]
TOTAL GROSS VALUE	**655.6**	**82.7**	**(13.2)**	**(38.4)**	686.7
Depreciation	236.3	41.5	(11.5)	(9.9)	[illegible]
of which: depreciation for leased property	*1.4*	*0.3*	–	–	[illegible]
TOTAL NET VALUE	**419.3**	**41.2**	**(1.7)**	**(28.5)**	430.3

Buildings include a property in Milan held under a finance lease, the main details of which are as follows:

- gross value of the asset: 4.6 million euros;
- depreciation period: 20 years starting on 15 December 1997;
- liability as at 31 December 2003: 1.7 million euros, of which 0.6 million euros is due within one year and 1.1 million euros is due within 1 to 5 years;
- during the year ended 31 December 2003, the annual rate of interest (variable) was 3.17%.

NOTE 5 - GOODWILL

in millions of euros

	2003 Gross	2003 Amort./prov.	2003 Net	2002 Net
Fully consolidated companies	[illegible]	[illegible]	[illegible]	22.4
Equity affiliates	[illegible]	[illegible]	[illegible]	22.3
TOTAL GOODWILL	79.6	40.3	39.3	**44.7**

During the year, the only significant change in goodwill related to Herlee, for which goodwill of 1.5 million euros was recognised when the Group acquired the shares held by minority shareholders. The impact of exchange rates has reduced the gross value of goodwill by 4.6 million euros.

The net amortisation charge recorded in the income statement for the year (after including the impact of exchange rates) was 4.9 million euros in 2003, compared with 6.0 million euros in 2002.

NOTE 6 - INVESTMENTS IN EQUITY AFFILIATES

a - Value of investments in equity affiliates

in millions of euros

	2003	2002	2001
Financière Saint-Éloi	[illegible]	(1.0)	(0.9)
Gaulme	[illegible]	9.6	10.1
Groupe Perrin	[illegible]	3.7	5.1
John Lobb Japon	[illegible]	0.7	0.6
Leica Camera	[illegible]	7.1	6.4
Maroquinerie Thierry	[illegible]	0.2	0.2
Société Nontronnaise de Confection	[illegible]	0.1	0.1
Soficuir International	[illegible]	8.7	6.6
TOTAL	28.9	**29.1**	**28.2**

b - Change in investments in equity affiliates

This item is broken down as follows:

	in millions of euros
Investments in equity affiliates as at 31 December 2002	29.1
Translation adjustment	[illegible]
Dividends paid/received	[illegible]
Impact of changes in scope of consolidation	[illegible]
Share of 2003 net income	[illegible]
Investments in equity affiliates as at 31 December 2003	28.9

Some of these companies are more than 50% controlled. Nonetheless, they are consolidated on the equity method because they account for an insignificant percentage of Group sales. In addition, because of the way they are structured, it is not possible to obtain the information needed to prepare consolidated accounts in a timely fashion.

NOTE 7 - LONG-TERM INVESTMENTS

in millions of euros

	2002	Increases	Decreases	Other	2003
Securities	1.5	–	(0.5)	–	[illegible]
Loans	3.8	1.2	(1.0)	–	[illegible]
Other long-term investments	16.6	2.0	(0.5)	(1.7)	[illegible]
Total gross value	**21.9**	**3.2**	**(2.0)**	**(1.7)**	21.4
Provisions	2.6	0.2	–	(0.2)	[illegible]
TOTAL	**19.3**	**3.0**	**(2.0)**	**(1.5)**	18.8

The main non-consolidated companies included under "Securities" are Mégisserie Alric and Hermès do Brazil.

NOTE 8 - INVENTORIES AND WORK IN PROGRESS

in millions of euros

	2003			2002	2001
	Gross	Provisions	Net	Net	Net
Purchased goods, semi-finished and finished goods	[illegible]	[illegible]	[illegible]	190.5	182.4
Raw materials and work in progress	[illegible]	21.3	[illegible]	83.9	86.5
TOTAL	401.6	121.6	280.2	**274.4**	**268.9**

NOTE 9 - MATURITIES OF ACCOUNTS RECEIVABLE AND PAYABLE

All accounts receivable are due within one year.

All accounts payable are due within one year with the exception of:

– 48.3 million euros classified under the heading "Debt and maturing" between 1 and 5 years or in over 5 years.

NOTE 10 - PROVISIONS FOR CONTINGENCIES AND LOSSES

in millions of euros

	2003	2002	2001
Provisions for contingencies and losses	[illegible]	31.0	28.0
Provisions for retirement benefit commitments	[illegible]	26.4	25.9
TOTAL	43.6	**57.4**	**53.9**

a - Provisions for retirement benefit commitments

This represents the Group's commitments to its employees in respect of retirement benefits. For French companies, this commitment is calculated on the basis of an actuarial method, using the TV 88-90 life expectancy table and a 3-point differential between the rate of inflation and the discounting rate. During 2003, no payments were made to insurance companies.

In addition, the Group has a top-up pension scheme for executives and senior managers. The associated liability in the balance sheet as at 31 December 2003 was 16.1 million euros.

b - Provisions for contingencies and losses

Provisions for contingencies and losses relate to:

in millions of euros

	2003	2002	2001
Litigation and other risks	[illegible]	23.1	19.7
Restructuring and major refurbishments	[illegible]	7.9	8.3
TOTAL	17.7	**31.0**	**28.0**

Charges for litigation and other risks are booked by each Group company based on currently applicable accounting standards and principles.

c. Changes in provisions for contingencies and losses

in millions of euros

	2002	Charges	Amounts reversed*	Currency impact	2003
Provisions for litigation and other risks	23.1	8.7	(14.4)	(0.9)	[illegible]
Provisions for restructuring and major refurbishments	7.9	0.3	(6.8)	(0.2)	[illegible]
Provisions for retirement benefits	26.4	3.2	(3.3)	(0.4)	[illegible]
TOTAL	**57.4**	**12.2**	**(24.5)**	**(1.5)**	43.6

* Amounts used:

Provisions for litigation and other risks	(5.2)
Provisions for restructuring and major refurbishments	(3.7)
Provisions for retirement benefits	(2.5)
Total	**(11.4)**

NOTE 11 - MINORITY INTERESTS

in millions of euros

	2003	2002	2001
Minority interests as at January 1	16.1	**15.0**	**29.8**
Impact of changes in the scope of consolidation	[illegible]	(0.1)	(20.2)
Translation adjustment on foreign companies	[illegible]	(2.0)	0.6
Minority interests in dividends distributed	[illegible]	(1.7)	(1.7)
Minority interests in net income	[illegible]	4.9	6.5
Minority interests as at 31 December	18.4	**16.1**	**15.0**

NOTE 12 - GROSS PROFIT

All commissions are taken to cost of sales. Provisions for depreciation of inventories, losses on inventories, and the portion of depreciation charges included in the cost of production of goods sold by the Group are also taken to cost of sales, as are all foreign exchange gains and losses arising from the hedging of commercial payments denominated in foreign currencies.

NOTE 13 - SELLING, MARKETING AND ADMINISTRATIVE EXPENSES

in millions of euros

	2003	2002	2001
Advertising and public relations	[illegible]	69.1	77.6
Other selling, marketing and administrative expenses	[illegible]	367.0	349.0
TOTAL	426.9	**436.1**	**426.6**

NOTE 14 - OTHER INCOME AND EXPENSE

in millions of euros

	2003	2002	2001
Depreciation and amortisation (net)	[illegible]	(38.4)	(35.7)
Net charge to provisions	[illegible]	(7.0)	1.9
Share of net income of equity affiliates	[illegible]	1.1	1.5
Other income and expense	[illegible]	1.7	(4.4)
TOTAL	(38.2)	**(42.6)**	**(36.7)**

The net charge to provisions comprises:

in millions of euros

	2003	2002	2001
Retirement benefit commitments	[illegible]	(4.8)	(2.8)
Other provisions for contingencies and losses	[illegible]	(2.2)	4.7
TOTAL	4.0	**(7.0)**	**1.9**

NOTE 15 - EMPLOYEES

The geographical breakdown of the total number of employees is as follows:

	2003	2002	2001
France	[illegible]	3,485	3,184
Rest of Europe	[illegible]	562	554
Rest of the world	[illegible]	1,314	1,205
TOTAL	5.594	**5,361**	**4,943**

The breakdown of the average number of employees by category was as follows:

	2003	2002	2001
Production	[illegible]	2,262	2,055
Sales	[illegible]	2,146	1,986
Other (design, marketing, administration)	[illegible]	953	902
TOTAL	5,594	**5,361**	**4,943**

Total personnel costs for 2003 were 294.6 million euros, compared with 284.6 million euros in 2002 and 267.9 million euros in 2001.

NOTE 16 - NET FINANCIAL INCOME

in millions of euros

	2003	2002	2001
Interest and similar charges	[illegible]	(5.2)	(7.5)
Interest and similar income	[illegible]	12.8	17.4
Change in provisions against financial items	-	0.3	(1.4)
TOTAL	6.6	**7.9**	**8.5**

NOTE 17 - CORPORATE INCOME TAX

a - Breakdown of corporate income tax charge

in millions of euros

	2003	2002	2001
Current tax	[illegible]	(115.0)	(119.5)
Deferred tax	[illegible]	7.3	12.1
TOTAL	(118.7)	**(107.7)**	**(107.4)**

b - Rationalisation of corporate income tax charge

The effective tax rate for the year ended 31 December 2003 was 35% compared with 32.8%, in the year ended 31 December 2002.

The difference between the theoretical tax charge and the actual tax charge for 2003 is explained as follows:

in millions of euros

	2003	2002
Consolidated net income - Group's share	[illegible]	215.5
Consolidated net income - minority interests	3.9	4.9
Tax charge	(118.7)	**(107.7)**
Net income before tax	[illegible]	328.1
Current tax rate in France	[illegible]	35.4%
Theoretical tax charge	(120.1)	(116.1)
Reconciling items:		
- Permanent timing differences and transactions taxed at a reduced rate	(0.7)	(2.0)
- Differences relating to foreign tax	2.1	10.4
TOTAL	(118.7)	**(107.7)**

c - Deferred tax

Deferred tax is recognised on all timing differences using the liability method. No deferred tax is recognised on tax credits or tax loss carry-forwards. Discounting is not applied to deferred tax. The net change in deferred tax assets and liabilities breaks down as follows:

in millions of euros

Deferred tax asset as at 31 December 2002	[illegible]
Deferred tax liability as at 31 December 2002	[illegible]
Net deferred tax asset as at 31 December 2002	73.6
Impact on the income statement	[illegible]
Impact of foreign exchange movements	[illegible]
Deferred tax asset as at 31 December 2003	[illegible]
Deferred tax liability as at 31 December 2003	7
Net deferred tax asset as at 31 December 2003	79.4

NOTE 18 - EXPOSURE TO MARKET RISKS AND FINANCIAL COMMITMENTS

a - Outstanding amounts on hedging contracts

The Group is exposed to currency risk because of its foreign-currency denominated sales. This risk is hedged by Hermès International based on budget projections, either by forward sales or by options.

in thousands of currency units

Currency	Counterpart	Export flows	Import flows	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity (in thousands of euros)
AUD	CHF	525	–	525	(525)	–	100%	–
AUD	EUR	5,901	–	5,901	(6,150)	(249)	104%	1
CAD	CHF	82	–	82	(74)	8	90%	0
CAD	EUR	8,541	–	8,541	(7,229)	1,312	85%	(8)
CAD	GBP	–	–	–	–	–	–	–
CHF	EUR	11,650	(2,932)	8,718	(13,187)	(4,469)	151%	28
CHF	GBP	19	–	19	(22)	(3)	116%	0
CZK	CHF	650	–	650	(742)	(92)	114%	0
CZK	EUR	19,598	–	19,598	(17,240)	2,358	88%	(1)
EUR	CHF	–	(432)	(432)	430	(2)	100%	0
EUR	GBP	248	–	248	(250)	(2)	101%	0
EUR	SGD	33,657	–	33,657	(33,580)	77	100%	(2)
GBP	CHF	620	–	620	(620)	–	100%	–
GBP	EUR	7,411	–	7,411	(7,450)	(39)	101%	1
HKD	CHF	30,324	–	30,324	(30,600)	(276)	101%	0
HKD	EUR	150,088	–	150,088	(150,860)	(773)	101%	1
HKD	GBP	–	(788)	(788)	790	2	100%	0
HKD	SGD	11,484	–	11,484	(11,400)	84	99%	0
HKD	USD	14,304	–	14,304	2,000	16,304	(14%)	(16)
JPY	CHF	1,382,946	–	1,382,946	(1,480,000)	(97,054)	107%	7
JPY	EUR	26,156,611	–	26,156,611	(25,168,794)	987,817	96%	(72)
JPY	GBP	232,007	–	232,007	(232,000)	7	100%	0
JPY	SGD	–	(105,588)	(105,588)	105,600	12	100%	0
KRW	EUR	2,604,800	–	2,604,800	(2,534,700)	70,100	97%	0
KRW	USD	12,542,068	(11,996,325)	545,743	(550,848)	(5,105)	101%	0
MXN	EUR	19,950	–	19,950	–	19,950	–	(14)
SGD	CHF	1,631	–	1,631	(1,665)	(34)	102%	0
SGD	EUR	155,848	–	155,848	(156,363)	(515)	100%	2

Currency	Counterpart	Export flows	Import flows	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity (in thousands of euros)
SGD	GBP	-	-	-	-	-	-	-
SGD	USD	-	(18,385)	(18,385)	9,330	(9,055)	51%	42
THB*	EUR	158,454	-	158,454	(130,900)	27,554	83%	(5)
TWD*	USD	268,000	-	268,000	(280,000)	(12,000)	104%	2
USD	CHF	5,138	-	5,138	(5,341)	(203)	104%	2
USD	EUR	120,652	(4,826)	115,826	(108,000)	7,826	93%	(61)
USD	GBP	1,056	-	1,056	(1,056)	-	100%	-
USD	HKD	-	(102)	(102)	102	-	100%	-
USD	SGD	63,963	-	63,963	(64,000)	(37)	100%	0
Total		-	-	-	-	-	**(97%)**	**(93)**

Breakdown of currency contracts — in thousands of currency units

Currencies hedged	Counter-part	Detail of off-balance sheet position	Forward purchases	Forward sales	Purchases of calls	Sales of calls	Purchases of puts	Sales of puts	Mark-to-market at 31/12/03 (in thousands of euros)
AUD	CHF	(525)	-	(525)	-	-	-	-	-
AUD	EUR	(6,150)	250	(6,400)	-	-	-	-	(24)
CAD	CHF	(74)	-	(74)	-	-	-	-	2
CAD	EUR	(7,229)	-	(7,229)	-	-	-	-	158
CAD	GBP	-	60	(60)	-	-	-	-	-
CHF	EUR	(13,187)	2,390	(15,577)	-	-	-	-	(77)
CHF	GBP	(22)	22	(44)	-	-	-	-	-
CZK	CHF	(742)	-	(742)	-	-	-	-	-
CZK	EUR	(17,240)	-	(17,240)	-	-	-	-	1
EUR	CHF	430	850	(420)	-	-	-	-	4
EUR	GBP	(250)	-	(250)	-	-	-	-	(3)
EUR	SGD	(33,580)	-	(33,580)	-	-	-	-	(2,259)
GBP	CHF	(620)	-	(620)	-	-	-	-	3
GBP	EUR	(7,450)	460	(7,910)	-	-	-	-	155
HKD	CHF	(30,600)	-	(15,600)	-	-	(15,000)	-	243
HKD	EUR	(150,860)	-	(15,860)	-	-	(135,000)	-	1,191
HKD	GBP	790	1,050	(260)	-	-	-	-	(4)
HKD	SGD	(11,400)	-	(11,400)	-	-	-	-	15
HKD	USD	2,000	2,000	-	-	-	-	-	-
JPY	CHF	(1,480,000)	-	(1,480,000)	-	-	-	-	556
JPY	EUR	(25,168,794)	79,590	(5,248,384)	-	-	(20,000,000)	-	6,721
JPY	GBP	(232,000)	-	(232,000)	-	-	-	-	71
JPY	SGD	105,600	187,200	(81,600)	-	-	-	-	7
KRW	EUR	(2,534,700)	-	(2,534,700)	-	-	-	-	142
KRW	USD	(550,848)	12,017,346	(12,568,194)	-	-	-	-	56
SGD	CHF	(1,665)	-	(825)	-	-	(840)	-	46
SGD	EUR	(156,363)	-	(69,363)	-	-	(87,000)	-	5,030
SGD	GBP	-	40	(40)	-	-	-	-	1
SGD	USD	9,330	17,830	(8,500)	-	-	-	-	37
THB*	EUR	(130,900)	19,800	(150,700)	-	-	-	-	171
TWD*	USD	(280,000)	-	(280,000)	-	-	-	-	(6)
USD	CHF	(5,341)	-	(441)	-	-	(4,900)	-	382
USD	EUR	(108,000)	2,901	(33,751)	4,850	-	(82,000)	-	6,025
USD	GBP	(1,056)	200	(1,256)	-	-	-	-	44
USD	HKD	102	102	-	-	-	-	-	-
USD	SGD	(64,000)	-	(64,000)	-	-	-	-	1,068
Total	-	-	-	-	-	-	-	-	**19,756**

* Non-Deliverable Forwards.

As these hedging contracts are negotiated over the counter exclusively with leading banks, the Group is not exposed to any counterparty risk.

b - Financial assets and liabilities

1 - Breakdown by currency

in millions of euros

	< 1 year	1 year to 5 years	> 5 years	Total	Variable rate	Fixed rate
Financial assets	**543.4**	**15.0**	–	**558.4**	**555.4**	**3.0**
Euro	381.3	15.0	–	396.3	393.3	3.0
Swiss franc	83.5	–	–	83.5	83.5	–
Other	78.6	–	–	78.6	78.6	–
Financial liabilities	**55.9**	**28.8**	**19.5**	**104.2**	**44.8**	**59.4**
Euro	7.0	1.2	0.1	8.3	8.3	–
Japanese yen	45.6	27.6	19.4	92.6	35.2	57.4
Other	3.3	–	–	3.3	1.3	2.0
Net position before cover	**487.5**	**(13.8)**	**(19.5)**	**454.2**	**510.6**	**(56.4)**
Off-balance sheet	–	–	–	–	–	–
Net position after cover	**487.5**	**(13.8)**	**(19.5)**	**454.2**	**510.6**	**(56.4)**

2 - Breakdown by type

in millions of euros

	< 1 year	1 year to 5 years	> 5 years	Total	Variable rate	Fixed rate
Financial assets	**543.4**	**15.0**	–	**558.4**	**555.4**	**3.0**
Loans	4.0	–	–	4.0	4.0	–
Marketable securities	377.0	15.0	–	392.0	389.0	3.0
Cash and equivalents	162.4	–	–	162.4	162.4	–
Financial liabilities	**55.9**	**28.8**	**19.5**	**104.2**	**44.8**	**59.4**
MT and LT debt	12.7	28.8	19.5	61.0	3.6	57.4
Bank overdrafts and ST debt	43.2	–	–	43.2	41.2	2.0
Net cash	**487.5**	**(13.8)**	**(19.5)**	**454.2**	**510.6**	**(56.4)**

Sensitivity to changes in interest rates

A 1% change in interest rates during 2003 would have had an impact of 5.1 million euros on consolidated net income before tax, or 77% of net financial income before tax.

The market value of marketable securities is equivalent to their value on the books.

Financial liabilities do not include the debt associated with employee profit sharing, which is included under "Other liabilities".

in millions of euros

	2003
Financial assets	558.4
Financial liabilities	104.2
Net cash	**454.2**
Change in net cash	**79.4**
Increase in assets	51.5
Increase in liabilities	37.9
Change in scope of consolidation	–
Foreign exchange gains/(losses)	(10.0)

c - Other financial commitments

in millions of euros

	2003	2002	2001
Bank guarantees given*	[illegible]	123.5	102.9
Repurchases of securities (guarantees received)	[illegible]	22.0	20.7
Repurchases of securities (guarantees given)	[illegible]	4.6	2.4
Finance leases	[illegible]	2.6	3.9

* Material guarantees are given by the Group to guarantee the commitments of subsidiaries (mainly borrowings by Hermès Japon). They attract fees at a rate in line with charges ordinarily applied by banks.

As at 31 December 2003, future non-cancellable commitments on lease agreements for all stores operated by the Group world-wide were broken down as follows:

in millions of euros

	< 1 year	1 year to 5 years	> 5 years	Total
Rents*	24.3	58.0	49.8	132.1

* Amounts shown have been discounted at an annual rate of 7.5%.

NOTE 19 - INFORMATION BY GEOGRAPHICAL AREA

a - Consolidated sales by geographical area

in millions of euros

	2003	2002	2001
France	[illegible]	256.0	260.5
Rest of Europe	[illegible]	207.3	207.2
Japan	[illegible]	358.8	333.2
Asia-Pacific (excluding Japan)	[illegible]	190.0	193.8
Americas	[illegible]	184.6	187.5
Other*	[illegible]	45.6	44.7
TOTAL	1,230.0	**1,242.3**	**1,226.9**

* Includes sales to airlines.

b - Fixed assets

in millions of euros

	2003	2002	2001
France	[illegible]	196.2	180.3
Rest of Europe	[illegible]	62.2	61.9
Japan	[illegible]	185.7	193.7
Asia-Pacific (excluding Japan)	[illegible]	43.8	22.6
Americas	[illegible]	52.7	57.9
TOTAL	546.0	**540.6**	**516.4**

NOTE 20 - INFORMATION ON SALES BY BUSINESS SEGMENT

a - Consolidated sales[1]

in millions of euros

	2003	2002
Silk	[illegible]	152.5
Bags and Luggage	[illegible]	425.2
Clothing and Accessories[2]	[illegible]	283.5
Other sectors[3]	[illegible]	119.1
Distribution via the Hermès exclusive network	993.7	**980.3**
Perfumes	[illegible]	56.5
Watches	[illegible]	113.9
Tableware	[illegible]	45.9
Distribution via specialist outlets	183.0	**216.3**
Other products[4]	48.3	**45.7**
TOTAL	1,230.0	**1,242.3**

1. Due to the new breakdown of sales by sector that was instituted during 2003, the breakdown is not available for 2001.
2. "Clothing and Accessories" includes men and women's clothing, belts, enamel, leather jewellery, gloves, hats and Hermès shoes.
3. "Other sectors" include jewellery, diaries, small leather articles and Art of Living products.
4. "Miscellaneous" includes John Lobb shoes and products manufactured for brands from outside the Group (textile printing, perfumes, etc.).

b - Operating income

in millions of euros

	2003	2002	2001
Distribution via the Hermès exclusive network	[illegible]	297.5	283.9
Distribution via specialist outlets	[illegible]	49.5	45.2
Miscellaneous	(40.0)	(26.8)	(22.0)
TOTAL	332.8	**320.2**	**307.1**

c - Fixed assets

in millions of euros

	2003	2002	2001
Distribution via the Hermès exclusive network	398.3	396.2	374.3
Distribution via specialist outlets	27.4	27.3	27.6
Miscellaneous	120.3	117.1	114.5
TOTAL	546.0	**540.6**	**516.4**

NOTE 21 - REMUNERATION OF CORPORATE OFFICERS

Remuneration paid to members of the executive management, administrative and supervisory bodies of the Group in 2003 amounted to 4.4 million euros compared with 3.7 million euros in 2002.

NOTE 22 – INFORMATION ON FEES PAID TO AUDITORS AND ADVISORS

Deloitte and Didier Kling & associés are the principal Statutory Auditors of the Hermès Group.

Fees paid to the Statutory Auditors and to members of their networks in 2003 are broken down as follows:

in millions of euros

	Deloitte network				Didier Kling & associés network			
	2003	Allocation	2002	Allocation	2003	Allocation	2002	Allocation
Auditing								
Auditing of accounts	0.8	73%	0.9	82%	0.1	100%	0.1	100%
Other legal and related missions	0.1	9%	–	–			–	–
Sub-total	*0.9*	*82%*	*0.9*	*82%*	*0.1*	*100%*	*0.1*	*100%*
Other services								
Legal, tax and labour matters	0.2	18%	0.2	18%	–	–	–	–
Sub-total	*0.2*	*18%*	*0.2*	*18%*	–	–	–	–
TOTAL	1.1	100%	**1.1**	**100%**	0.1	100%	**0.1**	**100%**

The imbalance between the two audit firms is due to the fact that Deloitte is in charge of auditing for nearly all of the Hermès Group's subsidiaries.

NOTE 23 - EARNINGS PER SHARE

Earnings per share is calculated on the basis of the weighted average number of shares outstanding during the year.

The weighted average number of shares outstanding during the year and previous years is adjusted to take account of any bonus issues and stock splits occurring during the year, and of treasury stock.

Diluted earnings per share is adjusted to reflect shares to be issued in connection with stock option plans implemented by the Executive Management.

The calculation and reconciliation of base earnings per share and diluted earnings per share is shown below:

	2003	2002	2001
Numerator (millions of euros)			
Base net income	216.8	215.5	201.7
Adjustments	–	–	–
Diluted net income	[illegible]	215.5	201.7
Denominator (number of shares)			
Weighted average number of ordinary shares	36,632.998	**36,633,926**	**36,622,506**
Average effect of dilutive potential ordinary shares – stock options	265,989	261,684	231,960
Weighted average number of ordinary shares, diluted	36,898.987	**36,895,610**	**36,854,466**

NOTE 24 - SCOPE OF CONSOLIDATION

List of companies included in the consolidation as at 31 December 2003

Company	Registered Office	2003 percentage Control	Interest	Method	Registered no. (France)
Hermès International	24, rue du Faubourg-Saint-Honoré, 75008 Paris	Parent	Parent	Parent	572076396
Alpasoie	9, rue Claude-Terrasse, 38690 Le Grand-Lemps (France)	23.00	38.32	Equity	315126714
Ateliers A.S.	16, chemin des Mûriers, 69310 Pierre-Bénite (France)	74.80	74.08	Full	954503843
Avril-Morio & Patte	12-14, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	409 209 202
Bagages et Cuirs	12-16, rue Auger, 93500 Pantin (France)	99.98	99.98	Full	411 795 859
Boissy Mexico	Avenida Presidente Mazaryk 422, Local "A" Col Polanco, 11560 Mexico D.F. (Mexico)	51.00	51.00	Full	-
Boissy Retail	36 Robinson Road, 18-01 City House, Singapore 068877 (Singapore)	100.00	100.00	Full	-
Boissy Singapour	36 Robinson Road, 18-01 City House, Singapore 068877 (Singapore)	100.00	80.00	Equity	-
Bucol	18-20, rue Tronchet, 69006 Lyon (France)	100.00	100.00	Full	957509375
Castille Investissements	24, rue du Faubourg-Saint-Honoré, 75008 Paris	100.00	100.00	Full	352565451
Compagnie des Arts de la Table	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	398612804
Compagnie des Cristalleries de Saint-Louis	Saint-Louis-lès-Bitche, 57620 Lemberg (France)	98.80	98.80	Full	353438708
Compagnie Hermès de Participations	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	413818147
Comptoir Nouveau de la Parfumerie	23, rue Boissy-d'Anglas, 75008 Paris	99.67	99.67	Full	542053285
Créations, Éditions d'Étoffes d'Ameublement	21, rue Cambon, 75001 Paris	74.54	74.54	Full	602013583
Exocuirs	69, rue du Rhône, 1207 Geneva (Switzerland)	49.60	46.62	Equity	-
Ex-Pili	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	-
Financière Saint-Éloi	2, rue des Girondins, Luxembourg L1626 (Luxembourg)	20.00	20.00	Equity	-
Financière Saint-Honoré	9, avenue Eugène-Pittard, 1211 Geneva 25 (Switzerland)	100.00	100.00	Full	-
G.C. Real Estate	25, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	400080487
Ganterie de Saint-Junien	18, rue Louis-Codet, 87200 Saint-Junien (France)	99.99	99.99	Full	391 581 196
Gaulme SA	30, rue du Faubourg-Saint-Antoine, 75012 Paris	35.00	35.00	Equity	380 681 833
Gordon-Choisy	17, boulevard Jules-Ferry, 75011 Paris	99.99	99.99	Full	662044833
Héraklion	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	383935897
Herlee	23/F Chinachem Leighton Plaza 29 Leighton Road, Causeway Bay (Hong Kong)	90.00	90.00	Full	-
Hermès Argentina	Avenida Alvear 1981, 1129 Buenos Aires (Argentina)	100.00	100.00	Full	-
Hermès Australia	Level 11, Skygarden, 70 Castlereagh Street, Sydney NSW 2000 (Australia)	100.00	100.00	Full	-
Hermès Benelux	50, boulevard de Waterloo, 1000 Brussels (Belgium)	100.00	100.00	Full	-
Hermès Canada	79 Wellington Street West, Suite 3000, Toronto, Ontario M5K 1N2 (Canada)	100.00	100.00	Full	-

Company	Registered Office	2003 percentage Control	Interest	Method	Registered no. (France)
Hermès de Paris (Mexico)	Avenida Presidente Mazaryk 422, Local "A" Col Polanco, 11560 Mexico D.F. (Mexico)	51.21	51.21	Full	-
Hermès GB	Knowsley House, 176 Sloane Street, London SW1X 9QG (United Kingdom)	100.00	100.00	Full	-
Hermès GmbH	Geyerstrasse 32, 80469 Munich (Germany)	100.00	100.00	Full	-
Hermès Greater China	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	-
Hermès Holding GB	Knowsley House, 176 Sloane Street, London SW1X 9QG (United Kingdom)	100.00	100.00	Full	-
Hermès Holdings US	1105 North Market Street, Suite 1300, Wilmington, Delaware 19801 (USA)	100.00	100.00	Full	-
Hermès Iberica	C/Serrano 120, 28006 Madrid (Spain)	100.00	100.00	Full	-
Hermès International Portugal	Largo do Chiado 9, 1200-108 Lisbon (Portugal)	100.00	100.00	Full	-
Hermès Italie	Via Serbelloni 1, 20122 Milan (Italy)	100.00	100.00	Full	-
Hermès Japon	4-3, Ginza 5-Chome, Chuo-ku, Tokyo 104-0061 (Japan)	100.00	100.00	Full	-
Hermès Korea	5/F, Samhi (Binggrae) B/D, 518 Apkujong-Dong-Kangnam-ku, Seoul 135-110 (Korea)	88.30	88.30	Full	-
Hermès Korea Travel Retail	5/F, Samhi (Binggrae) B/D, 518 Apkujong-Dong-Kangnam-ku, Seoul 135-110 (Korea)	100.00	100.00	Full	-
Hermès Monte-Carlo	11-13-15, avenue de Monte-Carlo, 98000 Monaco	100.00	100.00	Full	-
Hermès Porcelaine Périgord	Les Éts de la Charmoise, route de Piégut, 24300 Nontron (France)	99.76	99.76	Full	380 059 188
Hermès Prague	Parizska 12/120, 11000 Prague (Czech Republic)	100.00	100.00	Full	-
Hermès Retail (Malaysia)	G38 Ground Level, Suria KLCC, Kuala Lumpur City Centre, 50088 Kuala Lumpur (Malaysia)	51.00	51.00	Full	-
Hermès Sellier	24, rue du Faubourg-Saint-Honoré, 75008 Paris	99.77	99.77	Full	696 520 410
Hermès Singapore (Retail)	36 Robinson Road, Flat 18-01, City House, Singapore 068877 (Singapore)	80.00	80.00	Full	-
Hermès Suisse	43, rue du Rhône, 1204 Geneva (Switzerland)	100.00	100.00	Full	-
Hermès South East Asia	36 Robinson Road, Flat 18-01, City House, Singapore 068877 (Singapore)	100.00	100.00	Full	-
Holding Textile Hermès	18-20, rue Tronchet, 69006 Lyon (France)	100.00	100.00	Full	428 128 318
J. L. & Co	Westminster Works, Oliver Street, Northampton NN27JL (United Kingdom)	100.00	100.00	Full	-
John Lobb	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	582 094 371
John Lobb Japon	4.7 Kita Aoyama 1, Chome Minato-Ku, Tokyo (Japan)	45.00	45.00	Equity	-
John Lobb Ltd	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	-
La Manufacture de Seloncourt	18, rue de la Côte, 25230 Seloncourt (France)	100.00	100.00	Full	407 836 329
La Maroquinerie Nontronnaise	Avenue Yvon-Delbos, 24300 Nontron (France)	99.98	99.98	Full	403 230 436
La Montre Hermès	Erlenstrasse 31 A, 2555 Brügg (Switzerland)	100.00	100.00	Full	-

Company	Registered Office	2003 percentage Control	Interest	Method	Registered no. (France)
Leica Camera	Oskar-Barnack Strasse 11, D-35606 Solms (Germany)	31.50	31.50	Equity	–
Les Tissages Perrin*	9, rue Claude-Terrasse, 38690 Le Grand-Lemps (France)	0.01	39.52	Equity	400 135 034
Les Tissages Verel*	Rue du Docteur-Roux, 38490 Saint-André-le-Gaz (France)	0.22	39.46	Equity	563 620 079
LMH Pacific Limited	26/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	51.00	51.00	Full	–
Louisiane	Via Sloave 3, 20135 Milan (Italy)	49.60	43.65	Equity	–
M Maison et Cie	6, rue Brey, 75017 Paris	46.60	49.60	Equity	572 230 084
Maroquinerie de Belley	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	428 128 425
Maroquinerie des Ardennes	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	428 113 518
Maroquinerie Thierry	Rue des Fougères, ZI Les Bracots, 74890 Bons-en-Chablais (France)	43.82	43.82	Equity	312 108 368
Michel Rettili SRL	Via Sloave 3, 20135 Milan (Italy)	49.60	43.95	Equity	–
Nehel	23, rue Boissy-d'Anglas, 75008 Paris	100.00	99.77	Full	428 167 514
Orfèvrerie Christofle	9, rue Royale, 75008 Paris	20.00	6.21	Equity	562 063 263
Perrin & Fils	202, chemin du Violet, 38690 Le Grand-Lemps (France)	39.52	39.52	Equity	573 620 143
RTL Inc.	105, Dorset Street La Fayette, Louisiana 70501 (USA)	49.60	32.24	Equity	–
Saint-Honoré (Bangkok)	Room G03/2, The Emporium Shopping Mall, 622 Sukhumvit Road, Klongtoey, Bangkok 10100 (Thailand)	49.00	49.00	Full	–
Saint-Honoré Chile	Avenida Alonso de Córdova 2526, Comuna de Vitacura, Chile (Chile)	80.00	80.00	Full	–
Saint-Honoré Shanghai	Room 1808, Westgate Tower, 1038 Nanjing Xi Road, Shanghai 2001 (Republic of China)	100.00	90.00	Full	–
SC Honossy	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	393 178 025
SCI Auger Hoche	12-22, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	335 161 071
SCI Boissy Belley	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	442 400 420
SCI Boissy Bogny	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	442 306 965
SCI Boissy Les Mûriers	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	351 649 504
SCI Boissy Nontron	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	442 307 021
SCI Boissy Saint-Honoré	24, rue du Faubourg-Saint-Honoré, 75008 Paris	100.00	99.98	Full	338 553 589
SCI Espace Tronchet	18-20, rue Tronchet, 69006 Lyon (France)	100.00	100.00	Full	404 348 484
SCI Immauger	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	377 672 159
SCI Les Capucines	ZI les Bracots, 74890 Bons-en-Chablais (France)	60.00	77.53	Full	408 602 050
SCI Les Jonquilles Soleil	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	414 947 671
Société d'Impression Berjallienne	8, rue de la Soie, 38300 Bourgoin-Jallieu (France)	65.93	48.89	Full	311 974 570
Société d'Impression sur Étoffes du Grand-Lemps	38690 Le Grand-Lemps (France)	99.97	99.97	Full	573 621 224
Société Nontronnaise de Confection	13, route de Piegut, 24300 Nontron (France)	51.00	50.99	Equity	380 041 939
Soficuir International	22-24, avenue Hoche, 75008 Paris	49.60	49.60	Equity	398 142 695
Sport-Soie	27, rue Jules-Guesde, 69310 Pierre-Bénite (France)	95.50	95.50	Full	592 028 542
Tanneries des Cuirs d'Indochine et de Madagascar	22-24, avenue Hoche, 75008 Paris	49.60	49.60	Equity	582 025 755
Velours Blafo*	7, rue de Catalogne, 69150 Décines-Charpieu (France)	0.00	20.16	Equity	352 497 549

* Companies majority owned by Perrin & Fils, in which the Hermès Group holds a 39.52% controlling interest.

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED 31 DECEMBER 2003

This is a free translation into English of the Statutory Auditors' Reports issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' Report includes for the information of the reader, as required under French law in any auditor's report, whether qualified or not, explanatory paragraphs separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.

In accordance with the terms of our appointment by the General Meeting of the shareholders, we have audited the consolidated financial statements of Hermès International for the year ended 31 December 2003. The consolidated financial statements have been approved by the Executive Management. Our role is to express an opinion on these financial statements, based on our audit.

1. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of 31 December 2003 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

2. Justification of our assessments

Pursuant to the provisions of section L.225-235 of the Code de Commerce governing the justification of our assessments, which apply for the first time this year, we draw your attention to the following:

– Note 1.10 of the notes to the Consolidated Financial Statements describes the accounting principles and methods applying to inventory valuation. As part of our assessment of the accounting principles followed by your company, we verified the appropriateness of the accounting methods applied by your company and of the information provided in the notes;

– Your Group is exposed to currency risk because of the substantial proportion of sales generated in foreign currencies and of intra-group purchases denominated in foreign currencies. As part of our assessment of the accounting principles followed by your company, we verified the appropriateness of the accounting methods applied for foreign currency transactions and of the information provided in the notes on exposure to market risks.

These assessments were performed as part of our audit approach for the consolidated financial statements taken as a whole and contributed to the expression of the unqualified opinion in the first part of this report.

3. Specific procedures

We have also verified, in accordance with professional standards applicable in France, the financial information contained in the Group Management Report. We have no comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

Neuilly and Paris, 25 March 2004
The Statutory Auditors

Deloitte Touche Tohmatsu - Audit
Frédéric Moulin

Didier Kling & associés
Didier Kling and Brigitte Noël



Parent Company Financial Statements

Income Statement

in thousands of euros

	2005	2004	2003
Operating revenues	52,289	**49,591**	**42,376**
Sales of services	24,165	21,826	19,663
Royalties	23,026	21,287	20,712
Other income	351	43	91
Write-backs of provisions	4,747	6,435	1,910
Operating expenses	69,348	**62,541**	**53,197**
Supplies	1,275	972	885
External services	[illegible]	8,392	7,978
Other external services	23,165	22,473	17,375
Taxes and duties (other than corporate income tax)	2,106	1,857	1,656
Salaries	[illegible]	15,636	16,672
Social security and similar charges	10,130	9,058	5,918
Provisions, depreciation and amortisation	[illegible]	3,454	2,313
Other expenses	[illegible]	699	400
OPERATING PROFIT/(LOSS)	(17.059)	**(12,950)**	**(10,821)**
Financial income	254,190	**278,983**	**204,841**
Income from investments	[illegible]	239,130	182,690
Other interest and related income	4,412	4,254	3,805
Write-backs of provisions	26,208	28,346	8,937
Foreign exchange gains	–	–	2,886
Net income from disposals of marketable securities	4,158	7,253	6,523
Financial expenses	22,447	**62,447**	**26,870**
Provisions	11,008	60,561	25,321
Foreign exchange losses	10,457	484	-
Interest and related expenses	982	1,402	1,549
NET FINANCIAL INCOME	231,743	**216,536**	**177,971**
INCOME BEFORE EXCEPTIONAL ITEMS	214,684	**203,586**	**167,150**
Exceptional income	15,951	517	356
Exceptional charges	15,064	146	123
NET EXCEPTIONAL INCOME	887	**371**	**233**
INCOME BEFORE TAX AND EMPLOYEE PROFIT-SHARING	215.571	**203,957**	**167,383**
Employee profit-sharing	(1,651)	(1,465)	(1,373)
Corporate income tax	9,233	11,074	1,776
NET INCOME	223,153	**213,566**	**167,786**

Balance Sheet as at 31 December

ASSETS

in thousands of euros

	2005			2004	2003
	Gross	**Amortisation Depreciation and provisions**	**Net**	**Net**	**Net**
FIXED ASSETS	430,754	147,704	283,050	**278,967**	**267,130**
Intangibles	4,837	4,402	435	**6,154**	**5,609**
Licences, patents and trademarks				5,917	5,452
Purchased goodwill	1,057	1,057		–	–
Other	3,780	3,345	435	237	157
Property, plant and equipment	7,611	2,989	4,622	**2,154**	**2,050**
Land	248		248	248	248
Buildings	[illegible]	[illegible]	[illegible]	15	17
Other	[illegible]	[illegible]	[illegible]	1,891	1,785
Long-term investments	418,306	140,313	277,993	**270,659**	**259,471**
Investments in subsidiaries and affiliates	[illegible]	[illegible]	[illegible]	200,013	222,197
Other securities	15,420	269	[illegible]	16,259	1,637
Other long-term investments	32,714	1,435	[illegible]	54,387	35,637
CURRENT ASSETS	735,388	1,006	734,382	**693,241**	**575,431**
Operating receivables	29,548	932	28,616	**28,170**	**25,677**
Trade receivables	[illegible]	932	[illegible]	17,563	19,345
Other receivables	6,629	-	6,629	10,607	6,332
Miscellaneous receivables	222,621	–	222,621	**197,439**	**187,839**
Marketable securities	473,565	74	473,491	**467,442**	**355,659**
Cash and equivalents	9,654	–	9,654	**190**	**6,256**
PREPAYMENTS	571	–	571	**12,160**	**9,355**
TOTAL ASSETS	1,166,713	148,710	1,018,003	**984,368**	**851,916**

LIABILITIES AND SHAREHOLDERS' EQUITY

Before appropriation

in thousands of euros

	2005	2004	2003
SHAREHOLDERS' EQUITY	921,355	**873,243**	**721,129**
Share capital	[illegible]	56,575	56,511
Share premium	[illegible]	32,607	30,355
Legal reserve	[illegible]	5,651	5,638
Retained earnings	[illegible]	561,418	457,155
Net income for the year	[illegible]	213,566	167,786
Restricted provisions	[illegible]	3,426	3,684
PROVISIONS FOR CONTINGENCIES AND LOSSES	13,240	**16,872**	**42,645**
LIABILITIES	83,408	**94,253**	**88,142**
Borrowings	24,054	**27,993**	**36,646**
Bank borrowings	[illegible]	2,020	7,571
Other borrowings	[illegible]	25,973	29,075
Operating liabilities	24,981	**19,895**	**17,475**
Trade payables	[illegible]	10,313	8,788
Tax and employee-related liabilities	[illegible]	9,582	8,687
Miscellaneous liabilities	34,373	**46,365**	**34,021**
Accounts payable relating to fixed assets	[illegible]	464	117
Other liabilities	[illegible]	45,901	33,904
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,018,003	**984,368**	**851,916**

Statement of Cash Flows

in thousands of euros

	2005	2004	2003
CASH FLOW FROM OPERATIONS*	207,507	**242,559**	**184,386**
Trade receivables and other receivables	[illegible]	(9,558)	2,014
Trade payables and other liabilities	[illegible]	(1,177)	1,154
Change in operating working capital	21,271	**(10,735)**	**3,168**
FUNDS GENERATED BY OPERATIONS	228,778	**231,824**	**187,554**
Acquisitions of intangibles	[illegible]	(773)	(710)
Acquisitions of property, plant and equipment	[illegible]	(573)	(233)
Acquisitions of participating interests	[illegible]	(65,180)	(12,547)
Disposals	[illegible]	95	96
FUNDS USED IN INVESTING ACTIVITIES	(103,184)	**(66,431)**	**(13,394)**
Dividends paid	[illegible]	(63,510)	(61,584)
Increase /(Decrease) in shareholders' equity	[illegible]	2,316	4,328
FUNDS USED IN FINANCING ACTIVITIES	(70,228)	**(61,194)**	**(57,256)**
CHANGE IN NET CASH POSITION	55,366	**104,199**	**116,904**
Net cash position at 1 January	[illegible]	515,547	398,643
Net cash position at 31 December	[illegible]	619,746	515,547
CHANGE IN NET CASH POSITION	55,366	**104,199**	**116,904**

In this table, liabilities in connection with the employee profit-sharing plan have been reclassified into other liabilities and the subsidiaries' current accounts have been reclassified into cash assets or liabilities.

* Calculation of cash flow from operations

in thousands of euros

	2005	2004	2003
Net income	[illegible]	213,566	167,786
Depreciation and amortisation	[illegible]	668	1,315
Change in provisions	[illegible]	28,309	15,295
Capital gains/(losses) on disposals	[illegible]	16	(10)
CASH FLOW FROM OPERATIONS	207,507	242,559	184,386

Notes to the Parent Company Financial Statements

The financial year covers the 12 months from 1 January through 31 December 2005.

Notes 1 through 16 below form an integral part of the financial statements.

NOTE 1 - ACCOUNTING POLICIES

Generally accepted accounting conventions have been applied, in line with the principle of prudence and with the following fundamental assumptions:

- the Company's continuing status as a going concern;
- consistency of accounting policies from one financial period to the next;
- the accruals and matching principle;
- the historical cost convention;

and in accordance with the general rules for the preparation and presentation of financial statements.

The main accounting policies used are as follows:

INTANGIBLES

Search costs incurred in connection with trademarks created by the Company are expensed, as are trademark renewal costs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is valued at acquisition cost (purchase price plus incidental expenses, excluding acquisition costs), except for assets acquired before 31 December 1959, which are shown in the balance sheet at their value in use on that date.

Depreciation is calculated using the straight line or declining balance method, on the basis of the following expected useful lives:

- buildings: straight line method over 20 to 30 years;
- fixtures and fittings: straight line method over 10 years;
- office furniture and equipment: straight line or declining balance method over 4 to 10 years;
- computer equipment: declining balance method over 3 years;
- vehicles: straight line method over 4 years.

LONG-TERM INVESTMENTS

Investments in subsidiaries and affiliates are shown in the balance sheet at cost, excluding incidental acquisition expenses. Where the market value or share of equity held is lower than the acquisition cost of the investment, a provision for impairment of value is booked for the difference.

The value on the books is determined based on criteria such as the value of the share in the net assets or the earnings prospects of the relevant subsidiary. These criteria are weighted by the effects of owning these shares in terms of strategy or synergies, in respect of other investments in subsidiaries and affiliates.

RECEIVABLES

Receivables are recorded at face value. A provision for impairment of value is recorded where there is a risk of non-recovery.

PROVISIONS FOR FOREIGN INVESTMENTS

These relate to investments made in new foreign operations within the past 5 years, and are limited to the amount invested or the percentage interest in the subsidiary's operating losses. They are reversed when the subsidiary reports profits. Provisions for foreign investments are included in shareholders' equity.

TREASURY MANAGEMENT

Income and expense items expressed in foreign currencies are converted into euros at the hedged exchange rate. Payables, receivables, and cash and equivalents expressed in currencies outside the euro zone currencies are shown on the balance sheet at the hedged rate. In this case, differences arising from the reconversion of liabilities and receivables at the year-end exchange rate are recorded in the balance sheet under unrealised foreign exchange gains or losses. A provision for contingencies is established for unrealised foreign exchange losses. Premiums on foreign currency options are recorded as an expense on the maturity date.

Interest rate instruments are used in connection with the management of the Company's treasury investments. Gains and losses on interest rate differentials and premiums are recognised on an accrual basis.

CORPORATE INCOME TAX

The Company has opted for a group tax election, which took effect from 1 January 1988. Under the terms of an agreement between the parent company and the subsidiaries included in the group tax election, projected and actual tax savings and losses generated by the group are recognised in the income statement in the year in which they arise. The tax charge borne by the subsidiaries is the charge they would have incurred if there had been no group tax election.

The main companies included in the group tax election are Hermès International, Avril-Morio & Patte, Castille Investissements, Compagnie des Arts de la Table, Compagnie des Cristalleries de Saint-Louis, Compagnie Hermès de Participations, Comptoir Nouveau de la Parfumerie, Établissements Marcel Gandit, Ganterie de Saint-Junien, Gordon-Choisy, Héraklion, Hermès Sellier, Holding Textile Hermès, Immauger, John Lobb, La Manufacture de Seloncourt, La Maroquinerie Nontronnaise, Maroquinerie de Belley, Maroquinerie des Ardennes, Maroquinerie de Sayat, Motsch George V, Nehel, SC Honossy, SCI Auger-Hoche, SCI Boissy Les Mûriers, SCI Boissy Nontron, Société d'Impression sur Étoffes du Grand-Lemps and Sport-Soie.

CHANGE IN ACCOUNTING METHOD
CRC Regulation No. 2004-06

This new regulation pertaining to assets has been applicable since 1 January 2005. Until 31 December 2004, filing and search costs incurred in connection with trademarks created by the Company were capitalised. In 2005, following application of the new regulation, Hermès International recognised these costs as an expense.

As of 1 January 2005, the retrospective application of this new regulation resulted in a reduction of 5,917,000 euros in the Company's shareholders' equity.

PENSION AND OTHER EMPLOYEE BENEFITS

For the basic pension and other defined-contribution plans, Hermès International recognises contributions to be paid as expenses when they are due and does not book any charges to provisions in this respect, as the Company has no obligations other than the contributions paid.

For defined-benefit plans, Hermès International's obligations are calculated each year by an independent actuary using the projected credit unit method. This calculation is based on actuarial assumptions and takes into account the employee's probable future length of service, future salary, life expectancy and staff turnover. The present value of the obligation is calculated by applying an appropriate discount rate. It is recognised on a basis pro-rated to employee years of service.

The actuarial assumptions are reviewed each year.

For 2005, the following actuarial assumptions were used:

– retirement age:	65
– increase in salaries:	3%
– discount rate:	4%
– expected rate of return on assets:	4.5%

Benefits are partly funded in advance by external funds (insurance companies).

The assets held in this way are measured at fair value. The expense recognised in the income statement is the sum of:

– the cost of services rendered, which constitutes the increase in obligations arising from the acquisition of one additional year of rights; and

– the interest cost, which reflects the increase in the present value of the obligations during the period.

Accrued actuarial gains and losses exceeding 10% of the obligation amount, gross of dedicated investments, or 10% of the market value of these investments at year end, will be amortised over the average residual duration of employment of the relevant employee ("corridor" method).

At 31 December 2005, the value of lump-sum retirement benefit obligations was 1,290,000 euros. The value of the pension fund was 884,000 euros. After applying the "corridor" method, actuarial losses unrecognised by Hermès International at 31 December 2005 amounted to 349,000 euros.

As at 31 December 2005, 62,000 euros for long-service awards had also been recognised.

NOTE 2 - FIXED ASSETS

in thousands of euros

	Gross value as at 1/1/2005	Increases	Decreases	Gross value as at 31/12/2005
Intangibles	10,375	699	6,237	[illegible]
Property plant and equipment	4,732	2,984	105	[illegible]
Long-term investments	423,358	120,807	125,859	[illegible]
TOTAL	**438,465**	**124,490**	**132,201**	430,754

1 - Intangibles

Most of the increases during the year were due to new software.

The reductions were due to the subtraction of registered trademarks from assets in accordance with the new accounting rules.

2 - Property, plant and equipment

Most of the increases during the year were due to work or improvements carried out on new premises and computer equipment purchases.

3 - Long-term investments

The main changes were the following:

3-1 The increase of 120,807,000 euros is broken down mainly into:

- 45,431,000 euros in subscriptions to capital increases for our subsidiaries;
- 72,495,000 euros for purchases of Hermès International shares;
- 2,881,000 euros for sundry loans.

3-2 The decrease of 125,859,000 euros is broken down mainly into:

- 98,714,000 euros from the cancellation of shares held in treasury;
- 17,779,000 euros resulting from mergers of Group companies;
- 3,149,000 euros for reimbursement of sundry loans.

The main investments made during the year were as follows:

	Investment (in thousands of euros)	% held after investment
Hermès Grèce	1,700	100.00%
La Manufacture de Seloncourt	1,946	100.00%
Leica Camera AG	8,424	36.18%
Maroquinerie de Belley	1,125	100.00%
Maroquinerie des Ardennes	10,487	100.00%
Maroquinerie de Sayat	4,964	100.00%
Saint-Honoré Chile	1,920	99.80%
SCI Boissy Bogny	9,249	100.00%
SCI Boissy Saint-Honoré	4,844	100.00%
SCI Les Jonquilles Soleil	821	100.00%

4 - Treasury stock

Included in Hermès International's long-term investments are 85,533 of the Company's own shares, valued at 13,634,000 euros. As at 31 December 2005, these shares had a potential value of 17,589,000 euros based on the average stock market price during the last month of the year (205.64 euros).

NOTE 3 - DEPRECIATION AND AMORTISATION

in thousands of euros

	As at 1/1/2005	Increases	Decreases	As at 31/12/2005
Intangibles	3,164	502	321	[illegible]
Property, plant and equipment	2,578	506	95	2.369

NOTE 4 - PROVISIONS

in thousands of euros

	As at 01/01/2005	Increases	Decreases		As at 31/12/2005
			Provisions used	Provisions unused	
Restricted provisions	**3,426**	**37**	**218**	–	3,245
Foreign investments	3,305	–	172	–	[illegible]
Accelerated depreciation	121	37	46	–	[illegible]
Provisions for contingencies and losses	**16,872**	**3,040**	**6,522**	**150**	13.240
Provisions for contingencies	3,209	481	2,330	150	1.210
Provisions for losses	13,663	2,559	4,192	–	12.030
Provisions for impairment	**154,721**	**10,938**	**23,283**	**–**	142,376
Provisions for impairment of intangibles	1,057	–	–	–	[illegible]
Provisions for impairment of long-term investments	152,699	10,864	23,250	–	140,313
Provisions for impairment of trade receivables	965	74	33	–	1.008
TOTAL	**175,019**	**14,015**	**30,023**	**150**	158,861

Provisions for contingencies

Amounts charged to and released from these provisions relate to provisions for currency losses and to provisions for risks arising on the Company's subsidiaries, in particular provisions booked in prior years, in accordance with accounting methods and rules, to cover the Company's share of negative net equity.

Provisions for losses

These are intended mainly to cover costs associated with lump-sum retirement benefits and with the top-up pension scheme for the Company's executives and senior managers. These sums are periodically paid over to pension funds.

Provisions for impairment of long-term investments

These relate mainly to Castille Investissement, Comptoir Nouveau de la Parfumerie, Holding Textile Hermès, John Lobb, Leica Camera AG and La Manufacture de Seloncourt.

NOTE 5 - MATURITIES OF RECEIVABLES AND LIABILITIES

in thousands of euros

	Gross value	Within 1 year	Between 1 and 5 years
Receivables			
Other long-term investments	[illegible]	23,654	60
Operating receivables	[illegible]	29,548	–
Miscellaneous receivables	[illegible]	222,621	–
TOTAL	275,883	**275,823**	**60**
Liabilities			
Borrowings	[illegible]	5,314	18,740
Operating liabilities	[illegible]	24,981	–
Miscellaneous liabilities	[illegible]	34,373	–
TOTAL	83,408	**64,668**	**18,740**

Other long-term investments include the value of Hermès International treasury shares for 13,634,000 euros. Miscellaneous receivables and liabilities mainly comprise financial current accounts with subsidiaries.

Borrowings mainly comprise funds held in trust for employees under the statutory profit-sharing scheme.

NOTE 6 - MARKETABLE SECURITIES

This line includes:

- Hermès International treasury stock acquired under employee stock option plans, in the amount of 5,313,000 euros for 42,000 shares. An impairment charge of 74,000 euros was recognised, reducing the net value to 5,239,000 euros;
- Hermès International treasury stock acquired under the terms of a liquidity contract, in the amount of 1,034,000 euros for 5,000 shares;
- mutual funds, recorded at their market value of 440,218,000 euros as at 31 December 2005;
- Negotiable debt securities of 27,000,000 euros, including 15,000,000 euros maturing in more than one year.

NOTE 7 - ITEMS RELATED TO AFFILIATED COMPANIES

in thousands of euros

	Net value	Of which: affiliated companies
Balance sheet		
Long-term investments	277,993	237,987
Operating receivables	28,616	25,327
Miscellaneous receivables	222,621	222,504
Trade payables	7,620	1,429
Tax and employee-related liabilities	17,361	–
Accounts payable relating to fixed assets	1,849	91
Other liabilities	32,524	32,408
Income statement		
Income from investments	216,414	216,414
Other interest and related income	4,412	2,562

NOTE 8 - PREPAYMENTS

in thousands of euros

	Actif
Professional fees	381
Rents	119
Other items	71
TOTAL	**571**

NOTE 9 - OPERATING REVENUES

in thousands of euros

	2005	2004	2003
Sales of services	[illegible]	21,826	19,663
Royalties	[illegible]	21,287	20,712
TOTAL	47,191	**43,113**	**40,375**

Sales of services are amounts billed back to subsidiaries for advertising and public relations services, rent, staff provided on secondment, insurance and professional fees.

Royalties are calculated based on the revenue of the production subsidiaries.

NOTE 10 - EXCEPTIONAL ITEMS

in thousands of euros

	Charges	Income
Provisions for foreign investment	-	172
Disposals of property, plant and equipment and long-term investments	18,027	18,733
Provisions for accelerated depreciation	37	46
TOTAL	**18,064**	**18,951**

NOTE 11 - SHARE CAPITAL

On 1 January 2005, the share capital amounted to 56,575,073.16 euros, made up of 36,977,172 shares with a par value of 1.53 euros each.

The share capital was increased by 51,525 shares with a par value of 1.53 euros each, or a total of 78,833.25 euros, by employees subscribing for shares under the stock option plan. A breakdown of these transactions is provided on page 220.

Under Hermès International's share buyback programme, during the year, decisions were made to reduce the share capital by cancelling 694,843 shares with a par value of 1.53 euros, or a total of 1,063,109.79 euros.

The share capital as at 31 December 2005 therefore amounted to 55,590,796.62 euros, consisting of 36,333,854 shares with a par value of 1.53 euros each.

Share premium, which amounted to 31,893,846.09 euros as at 1 January 2005, increased by 3,724,773.10 euros. As at 31 December 2005, share premium amounted to 35,618,619.19 euros.

The changes in share capital were as follows:

in thousands of euros

	Share capital	Share premium	Reserves and retained earnings	Net income for the year	Restricted provisions	Total
Balance at 31 December 2004 before appropriation of net income	**56,575**	**32,607**	**567,069**	**213,566**	**3,426**	**873,243**
Appropriation of 2004 net income	–	–	139,534	(139,534)	–	–
Dividend paid for 2004	–	–	–	(74,032)	–	(74,032)
Subscription to capital increase	79	3,725	–	–	–	3,804
Net income for 2005	–	–	–	223,153	–	223,153
Cancellation of shares	(1,063)	–	(97,652)	–	–	(98,715)
Other changes over the period	–	–	(5,917)	–	(181)	(6,098)
Balance at 31 December 2005 before appropriation of net income	**55,591**	**36,332**	**603,034**	**223,153**	**3,245**	**921,355**

NOTE 12 - CORPORATE INCOME TAX

in thousands of euros

	Net income before tax	Tax*			Net income
		Tax (parent company only)	Tax arising from group tax election	Tax (payable)/ receivable	
Before exceptional items	214,684	4,770	3,844	8,614	223,298
Exceptional items	887	(232)	333	101	988
Employee profit-sharing	(1,651)	518	–	518	(1,133)
TOTAL	**213,920**	**5,056**	**4,177**	**9,233**	**223,153**

* The corporate income tax charge takes into account the additional tax contributions of 1.5% and 3.30% payable in France.

The corporate income tax for Hermès International includes applicable exemptions under the terms of the parent-daughter regime for income from profit-sharing. The tax credit takes into account the effect of the group tax election arising from tax losses for certain subsidiaries and from offsetting the share of fees and expenses on income from profit-sharing.

NOTE 13 - EXPOSURE TO MARKET RISKS AND FINANCIAL COMMITMENTS

a - Foreign exchange risks

The Group is exposed to foreign exchange risks on sales recorded in foreign currencies. These risks are generally hedged in full, based on highly probable future cash flows, using forward currency sales or options that are eligible for hedge accounting. The Company's currency positions as at 31 December 2005 are shown below:

in thousands of euros

Currency	Payables and receivables as at 31/12/2005	2006 projected	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity
AUD	14	(2)	12	5	17	-42%	–
CAD	(17)	(58)	(75)	65	(10)	87%	–
CHF	1,121	2,918	4,039	(3,947)	92	98%	(1)
CZK	6	3	9	(1)	8	11%	–
GBP	1,234	(32)	1,202	(1,519)	(317)	126%	3
HKD	58	352	410	(413)	(3)	101%	–
JPY	73,895	549	74,444	(74,194)	250	100%	(2)
MXN	5	3	8	–	8	–	–
SGD	165	90	255	(79)	176	31%	(2)
THB	31	9	40	(12)	28	30%	–
USD	502	(436)	66	426	492	-645%	(5)
Total	**77,014**	**3,396**	**80,410**	**(79,669)**	**741**	**99%**	**(7)**

A breakdown of currency contracts is provided below.

in thousands of euros

Contract type	Nominal amount of off-balance sheet position (gross)[1]	Nominal amount of off-balance sheet position (net)[2]	Market value of contract[3] Cash flow hedge	Fair value hedge	Unallocated	Total
Options purchased						
HKD put	18,803	18,803	238	–	–	238
JPY put	96,711	96,711	2,970	8	–	2,978
JPY call	(6,479)	–	–	–	53	53
SGD put	60,628	55,533	283	(41)	39	281
USD put	65,822	65,822	788	(26)	–	762
USD call	(2,289)	–	–	–	48	48
	233,196	**236,869**	**4,279**	**(59)**	**140**	**4,360**
Forward currency contracts[4]						
HKD	(18,451)	(18,451)	805	–	–	805
JPY	(95,921)	(95,921)	(930)	–	–	(930)
SGD	(55,428)	(55,428)	2,493	899	–	3,392
USD	(66,347)	(66,347)	2,000	564	–	2,564
Other	3,844	2,845	30	–	(3)	27
	(232,303)	**(233,302)**	**4,398**	**1,463**	**(3)**	**5,858**
Treasury swaps[4]						
HKD	60	60	–	(1)	–	(1)
JPY	73,404	73,404	–	(316)	–	(316)
SGD	(26)	(26)	–	–	–	0
USD	99	99	–	(2)	–	(2)
Other	2,565	2,565	–	(1)	–	(1)
	76,102	**76,102**	**–**	**(320)**	**–**	**(320)**
Options sold						
USD call	7,841	–	–	–	(429)	(429)
	7,841	**–**	**–**	**–**	**(429)**	**(429)**
Total	**84,836**	**79,669**	**8,677**	**1,084**	**(292)**	**9,469**

1. Nominal amount of all off-balance sheet instruments.
2. Nominal amount of derivatives allocated to hedge foreign exchange risks.
3. Gain/(Loss).
4. Sold/(Purchased).

As these hedging contracts are negotiated over the counter exclusively with leading banks, the Group is not exposed to any counterparty risk.

b - Other commitments given

in thousands of euros

	Gross commitments given	Residual commitments given	Commitments received
Bank guarantees given*	94,400	46,680	1,912
Repurchase of securities	638	–	12,761
Unrecognised actuarial losses on pension benefits	349	–	–

* Material guarantees given by the Group attract fees at a rate in line with charges ordinarily applied by banks. The residual commitment on guarantees corresponds to the gross amount less repayments made to date against the underlying loans.

The amount of the subsidiaries' tax losses that Hermès International is liable for refunding to its subsidiaries stood at 31,859,000 euros as at 31 December 2005.

NOTE 14 - INCREASES OR DECREASES IN FUTURE TAX LIABILITY

in thousands of euros

	As at 1 January		Change		As at 31 December	
	Asset	**Liability**	**Asset**	**Liability**	**Asset**	**Liability**
Actual or potential differences						
Restricted provisions	–	1,196	122	–	–	1,074
Other temporarily non-deductible charges	7,488	–	1,483	3,352	5,619	–
Long-term capital losses	75	–	–	29	46	–
Total	**7,563**	**1,196**	**1,605**	**3,381**	**5,665**	**1,074**

The figures take into account the social contribution of 3.30%, which is added to the corporate income tax at the normal rate and at the reduced rate.

NOTE 15 - EMPLOYEES

The Company had 197 employees as at 31 December 2005, made up of 166 executive/managerial staff and 31 support staff, including employees covered by fixed-term contracts for a term of more than six months.

NOTE 16 - STATUTORY RETIREMENT BENEFIT COMMITMENTS

Amounts due in respect of statutory retirement benefit commitments have been paid over to an insurance company since 2000. Payments made by the Company for 2005 amounted to 192,000 euros.

List of Equity Investments as at 31 December 2005

INVESTMENTS IN SUBSIDIARIES AND AFFILIATES AND OTHER LONG-TERM INVESTMENTS

in thousands of euros

	Number of shares	Net value
Carrying value of more than 100,000 euros		
Avril-Morio & Patte	96,929	410
Castille Investissements	9,130,544	4,997
Compagnie Hermès de Participations	4,200,000	33,623
Comptoir Nouveau de la Parfumerie	753,492	17,037
ERM Warenhandels GmbH	1	1,263
Financière Saint-Honoré	3,000	1,694
Ganterie de Saint-Junien	14,000	457
G.C. Real Estate	58,500	942
Gordon-Choisy	95,675	1,663
Héraklion	280,500	1,129
Herlee	43,500,000	3,110
Hermès Argentina	37,747	1,062
Hermès Australia	2,000,000	1,802
Hermès Benelux	57,974	3,164
Hermès Canada	1,000	1,501
Hermès de Paris (Mexico)	5,850,621	1,134
Hermès GmbH	1	7,218
Hermès Greater China	314,999,999	43,305
Hermès Grèce	566,666	1,671
Hermès Holding GB	7,359,655	10,535
Hermès Holdings US	114,180	10,903
Hermès Iberica	36,524	2,952
Hermès International Portugal	799,200	108
Hermès Italie	412,200	13,196
Hermès Japon	4,400	13,727
Hermès Monte-Carlo	13,198	201
Hermès Prague	38,000	763
Hermès Sellier	310,278	4,788
Hermès South East Asia	1,000,000	2,201
Holding Textile Hermès	767,756	5,969
Immauger	1,375	2,096
Leica Camera AG	5,427,678	7,407
Leica Camera AG (convertible bonds)	144,477	14,447
La Manufacture de Seloncourt	2,398,536	3,778
La Maroquinerie Nontronnaise	5,000	167
Maroquinerie de Belley	147,172	2,086
Maroquinerie des Ardennes	284,063	10,527
Maroquinerie de Sayat	45,649	5,118
Saint-Honoré Chile	4,200,000	1,376
SC Honossy	210,099	3,203
SCI Auger-Hoche	4,569,400	6,966
SCI Boissy Les Mûriers	8,699	1,326
SCI Boissy Nontron	99,999	1,000
SCI Les Capucines	24,000	366
Soficuir International	115,141	2,746
Carrying value of less than 100,000 euros		**580**
TOTAL		**255,714**

MARKETABLE SECURITIES

in thousands of euros

Negotiable debt securities	33,347
Mutual funds	440,218
Total gross value	**473,565**
Impairment	(74)
Total net value	**473,491**

List of Subsidiaries and Affiliates

COMPANIES OR GROUPS OF COMPANIES

A - Detailed information on investments in subsidiaries and affiliates with a gross carrying value exceeding 1% of the share capital of Hermès International)

1. SUBSIDIARIES (AT LEAST 50% OF THE SHARE CAPITAL HELD BY THE COMPANY)	
Avril-Mono & Patte	12-14, rue Auger, 93500 Pantin (France)
Castille Investissements	24, rue du Faubourg-Saint-Honoré, 75008 Paris
Compagnie Hermès de Participations	23, rue Boissy-d'Anglas, 75008 Paris
Comptoir Nouveau de la Parfumerie	23, rue Boissy-d'Anglas, 75008 Paris
ERM Warenhandels GmbH	Seilergasse 16, 1010 Vienna (Austria)
Financière Saint-Honoré	9, avenue Eugène-Pittard, 1211 Geneva 25 (Switzerland)
G.C. Real Estate	25, rue Boissy-d'Anglas, 75008 Paris
Gordon-Choisy	17, boulevard Jules-Ferry, 75011 Paris
Héraklion	23, rue Boissy-d'Anglas, 75008 Paris
Herlee	25/F Chinachem Leighton Plaza, 29 Leighton Rd, Causeway Bay, Hong Kong
Hermès Argentina	Avenida Alvear 1981, 1129 Buenos Aires (Argentina)
Hermès Australia	Level 11, Skygarden, 70 Castlereagh Street, Sydney NSW 2000 (Australia)
Hermès Benelux	50 boulevard de Waterloo, 1000 Brussels (Belgium)
Hermès Canada	79 Wellington Street West, Suite 3000, Toronto Ontario M5K 1N2 (Canada)
Hermès de Paris (Mexico)	Avenida Presidente Mazaryk 422, local « A », Col Polanco, 11560 Mexico D.F. (Mexico)
Hermès GmbH	Marstallstrasse 8, 80539 Munich (Germany)
Hermès Greater China	25/F Chinachem Leighton Plaza, 29 Leighton Road Causeway Bay (Hong Kong)
Hermès Grèce	Rue Stadiou 4 & Rue Voukourestiou 1, 105 64 Athens (Greece)
Hermès Holding GB	1 Bruton Street, London W1J 6TL (United Kingdom)
Hermès Holdings US	1105 North Market Street, Suite 1300, Wilmington, Delaware 19801 (USA)
Hermès Iberica	Jose Ortega y Gasset 12, 28006 Madrid (Spain)
Hermès International Portugal	Largo do Chiado 9, 1200-108 Lisbon (Portugal)
Hermès Italie	Via Serbelloni 1, 20122 Milan (Italy)
Hermès Japon	4-3, Ginza 5-Chome Chuo-Ku, Tokyo 104-0061 (Japan)
Hermès Prague	Parizska, 12/120, 11000 Prague (Czech Republic)
Hermès Sellier	24, rue du Faubourg-Saint-Honoré, 75008 Paris
Hermès South East Asia	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)
Holding Textile Hermès	16, chemin des Mûriers, 69310 Pierre-Bénite (France)
Immauger	23, rue Boissy-d'Anglas, 75008 Paris
John Lobb	23, rue Boissy-d'Anglas, 75008 Paris
La Manufacture de Seloncourt	18, rue de la Côte, 25230 Seloncourt (France)
Maroquinerie de Belley	23, rue Boissy-d'Anglas, 75008 Paris
Maroquinerie des Ardennes	23, rue Boissy-d'Anglas, 75008 Paris
Maroquinerie de Sayat	12-16, rue Auger, 93500 Pantin (France)
Saint-Honoré Chile	Avenida Alonso de Córdova 2526, Comuna de Vitacura, Santiago de Chile (Chile)
SC Honossy	23, rue Boissy-d'Anglas, 75008 Paris
SCI Auger-Hoche	12-22, rue Auger, 93500 Pantin (France)
SCI Boissy Les Mûriers	23, rue Boissy-d'Anglas, 75008 Paris
SCI Boissy Nontron	23, rue Boissy-d'Anglas, 75008 Paris
2. AFFILIATES (10% TO 50% OF THE SHARE CAPITAL HELD BY THE COMPANY)	
Leica Camera AG *	Oskar-Barnack Strasse 11, D-35606 Solms (Germany)
Soficuir International	22-24, avenue Hoche, 75008 Paris

B - Aggregate information on other subsidiaries and affiliates

1. SUBSIDIARIES (not included in A)
– France (aggregate)
– Other countries (aggregate)
2. AFFILIATES (not included in A)
– France (aggregate)
– Other countries (aggregate)
TOTAL

* Most recent published financial information: 12 months from 1 April 2004 to 31 March 2005.

Share capital ['000]	Shareholders' equity ['000]	Percentage of capital held [%]	Gross carrying value of shares held [€ '000]	Net carrying value of shares held [€ '000]	Outstanding loans/advances granted by parent company [€ '000]	Guarantees given by parent company [€ '000]	Sales for the year [€ '000]	Net income/(loss) for the year [€ '000]	Dividends received during year [€ '000]
EUR 679	EUR 410	100.00%	2,597	410	-	-	2,165	(157)	-
EUR 9,131	EUR 4,997	99.99%	69,303	4,997	-	-	-	3,707	-
EUR 42,000	EUR 33,623	100.00%	42,013	33,623	-	-	-	(783)	-
EUR 9,072	EUR 17,094	99.67%	27,146	17,037	-	-	64,052	4,536	-
EUR 35	EUR 132	100.00%	1,263	1,263	-	-	220	29	-
CHF 3,000	CHF 14,724	100.00%	1,694	1,694	-	-	-	35,101	34,705
EUR 877	EUR 1,200	100.00%	942	942	-	-	-	338	-
EUR 1,531	EUR 5,918	100.00%	1,663	1,663	-	-	15,570	1,105	-
EUR 1,262	EUR 1,129	100.00%	4,276	1,129	-	-	-	5	-
HKD 65,000	HKD 42,610	66.92%	4,511	3,111	-	-	9,313	173	-
ARS 3,974	ARS 4,006	94.99%	3,760	1,062	-	-	1,839	134	-
AUD 2,000	AUD 7,750	100.00%	1,802	1,802	-	-	8,370	349	-
EUR 2,665	EUR 4,107	99.99%	3,164	3,164	-	-	11,601	522	-
CAD 2,000	CAD 5,627	100.00%	1,501	1,501	-	-	8,651	941	-
MXN 11,472	MXN 40,887	51.00%	1,134	1,134	-	-	4,330	539	-
EUR 7,200	EUR 14,259	100.00%	7,218	7,218	7,000	-	38,483	1,065	-
HKD 315,000	HKD 401,278	99.99%	43,483	43,305	-	-	39,435	9,627	13,255
EUR 1,700	EUR 1,671	99.99%	1,700	1,671	-	-	1,082	(29)	-
GBP 7,360	GBP 7,656	100.00%	10,535	10,535	-	1,988	-	60	-
USD 11,418	USD 86,098	100.00%	10,903	10,903	-	2,970	166,162	12,435	-
EUR 2,228	EUR 5,893	99.99%	2,952	2,952	-	-	17,100	996	-
EUR 1,000	EUR 509	99.90%	999	108	400	-	1,865	37	-
EUR 7,786	EUR 19,416	90.00%	13,196	13,196	-	-	54,640	3,616	-
JPY 220,000	JPY 17,103,756	100.00%	13,727	13,727	-	86,393	395,876	56,651	56,103
CZK 8,018	CZK 22,241	100.00%	1,090	763	-	-	1,496	153	-
EUR 4,976	EUR 148,437	99.77%	4,788	4,788	-	-	681,314	113,683	107,046
SGD 1,000	SGD 92,686	100.00%	2,201	2,201	-	-	111,012	24,409	5,059
EUR 5,758	EUR 5,969	100.00%	12,652	5,969	-	-	7,429	1,906	-
EUR 2,269	EUR 2,414	92.34%	2,096	2,096	-	-	-	64	-
EUR 1,200	EUR (77)	99.99%	6,196	-	-	-	3,595	(387)	-
EUR 2,399	EUR 3,778	100.00%	11,143	3,778	-	-	5,948	97	-
EUR 1,766	EUR 2,086	100.00%	4,165	2,086	-	-	3,731	162	-
EUR 4,545	EUR 10,733	100.00%	10,527	10,527	-	-	4,561	(149)	-
EUR 730	EUR 6,187	100.00%	5,118	5,118	-	-	3,712	(494)	-
CLP 2,660,581	CLP 859,919	99.80%	4,234	1,376	-	-	827	255	-
EUR 3,151	EUR 3,493	99.99%	3,203	3,203	-	-	-	(97)	-
EUR 6,946	EUR 8,391	99.99%	6,966	6,966	-	-	-	682	-
EUR 1,322	EUR 1,682	99.99%	1,326	1,326	-	-	-	120	-
EUR 1,000	EUR 1,003	99.99%	1,000	1,000	-	-	-	(2)	-
EUR 11,504	EUR 2,483	36.18%	40,589	21,855	-	-	93,716	(19,768)	-
EUR 3,539	EUR 26,858	49.60%	2,746	2,746	-	-	-	3,845	230
			1,883	1,686	-	-	-	-	-
			127	2	-	-	-	-	-
			92	81	80	-	-	-	16
			968	-	1,644	-	-	-	-
			394,592	**255,714**	**9,124**	**91,351**	-	-	**216,414**

Statutory Auditors' Reports

Statutory Auditors' Report on the Report Prepared by the Executive Management of Hermès International on the Internal Control Procedures Relating to the Preparation and Processing of Financial and Accounting Information

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Hermès International and at the Company's request, we present below our report on the report prepared by your Company's Executive Management in accordance with the provisions of Article L 621-18-3 of the Code Monétaire et Financier for the year ended 31 December 2005.

In its report, the Executive Management discusses the internal control procedures applied within the Company.

It is our responsibility to report to you our observations on the information set out in the Executive Management's Report concerning the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require that we perform certain procedures in order to ascertain the accuracy of information provided in the Executive Management's Report on internal control procedures relating to the preparation and processing of financial and accounting information. These procedures entail:
- obtaining an understanding of the objectives and general organisation of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information as set out in the Executive Management's Report; and
- obtaining an understanding of the underlying work performed to support the information provided in the report.

On the basis of our procedures, we have no comment to make on the information given in the respect of the Company's internal control procedures relating to the preparation and processing of accounting and financial information contained in the Executive Management's Report prepared in accordance with the provisions of Article L 621-18-3 of the Code Monétaire et Financier.

Signed in Paris and Neuilly, 23 March 2006
The Statutory Auditors

Didier Kling & Associés
Didier Kling and Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Report on the Consolidated Financial Statements

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. The Statutory Auditors' Report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In accordance with the terms of our appointment by the General Meeting of the shareholders, we have audited the accompanying consolidated financial statements of Hermès International for the year ended 31 December 2005.

The consolidated financial statements have been approved by the Executive Management. Our role is to express an opinion on these financial statements, based on our audit. The consolidated financial statements have been prepared, for the first time, in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. They include comparative information restated in accordance with the same standards in respect of fiscal year 2004, except for IAS 32 and IAS 39 which, in accordance with the option provided by IFRS 1, have been applied as from 1 January 2005.

1. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, which have been prepared in accordance with IFRS as adopted by the European Union present fairly, in all material respects, the financial position of the Group as of 31 December 2005 and the results of the Group's operations included in the consolidation for the year then ended.

2. Justification of our assessments

In accordance with the provisions of Article L 823-9 of the Code de Commerce pertaining to the justification of our assessments, we draw your attention to the following matters:

– At each balance sheet date, the Company tests goodwill and assets with an indefinite life for impairment and assesses whether there is any indication of an impairment loss for non-current assets, in accordance with the procedures described in Note 1.10 of the Notes to the Consolidated Financial Statements. We reviewed the impairment testing methods applied, together with cash flow projections and the assumptions used, and assessed whether these estimates were reasonable.

– Note 1.18 of the Notes to the Consolidated Financial Statements describes the methods used to measure post-retirement and other employee benefit obligations. These obligations were measured by independent actuaries. Our work included reviewing the data and assumptions used and ascertaining that the information provided in Note 16 of the Notes to the Consolidated Financial Statements is appropriate.

These assessments were part of the procedures we performed as part of our audit of the overall consolidated financial statements and therefore contributed to the formulation of the unqualified opinion that we expressed in the first part of this report.

3. Specific procedures and disclosures

We have also verified the financial information contained in the Group Management Report, in accordance with professional standards applicable in France. We have no comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

Signed in Paris and Neuilly, 23 March 2006

The Statutory Auditors

Didier Kling & Associés
Didier Kling and Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Report on the Parent Company Financial Statements

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. The Statutory Auditors' Report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In accordance with the terms of our appointment as Statutory Auditors by the General Meeting of the shareholders, we hereby present our report for the year ended 31 December 2005 on:

- the audit of the accompanying financial statements of Hermès International;
- the justification of our assessments;
- the specific procedures and disclosures required by law.

These financial statements have been prepared under the responsibility of the Company's Executive Management. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the parent company financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as of 31 December 2005 and the results of its operations for the year then ended, in accordance with accounting rules and principles generally applicable in France.

2. Justification of our assessments

In accordance with the provisions of Article L 823-9 of the Code de Commerce pertaining to the justification of our assessments, we draw your attention to the following matter:

- Note 1 of the Notes to the Financial Statements describes the accounting methods and principles applied to determine the value of long-term investments. We have verified the soundness of these accounting methods and, as needed, the consistency of the values in use of participating interests with the values used in preparing the consolidated financial statements and with the related information provided in the Notes to the Financial Statements.

These assessments were part of the procedures we performed as part of our audit of the overall financial statements, and therefore contributed to the formulation of the unqualified opinion that we expressed in the first part of this report.

3. Specific procedures and disclosures

We have also performed the specific procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation or on the consistency with the financial statements of the information given in the Management Report or in other communications to the shareholders.

As required by law, we obtained assurance that the information on acquisitions of participating and controlling interests and on the identity of holders of share capital and voting rights has been communicated to you in the Management Report.

Signed in Paris and Neuilly, 23 March 2006
The Statutory Auditors

Didier Kling & Associés
Didier Kling and Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Special Report on Related-Party Agreements

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Hermès International, we hereby present our report on related-party agreements.

1. Agreements entered into during the year

In accordance with Articles L 225-40 of the Code de Commerce, we have been informed of the related-party agreements approved in advance by the Supervisory Board.

It is not our responsibility to investigate the possible existence of any other such agreements, but to report to you, based on the information given to us, on the main features and terms of those of which we have been informed.

We are not required to express an opinion on the usefulness or appropriateness of these agreements. It is your responsibility, under the terms of Article 92 of the Decree of 23 March 1967, to assess the benefit arising from these agreements in order to decide whether they should be approved.

We conducted our audit in accordance with professional standards applicable in France. These standards require that we perform procedures designed to check that the information given to us is consistent with the source documents.

a) Remuneration of Committee members

At its meetings of 26 January 2005 and 2 June 2005, your Supervisory Board decided to fix the remuneration of Audit Committee and Remuneration Committee members at 5,000 euros per year for each member and at 10,000 euros per year for each Committee Chairman. Hermès International paid a combined total of 40,000 euros to all Committee members in consideration for the performance of their duties for the year ended 31 December 2005.

b) Guarantee given

At its meeting of 26 January 2005, your Supervisory Board approved the new version of the "umbrella" guarantee for a maximum amount of 75,000,000 euros in favour of the HSBC bank to give subsidiaries designated by Hermès International access to an aggregate group bank facility.

c) Service agreement

At its meetings of 23 March 2005 and 14 September 2005, your Supervisory Board authorised the signature of a service agreement between Hermès International and Émile Hermès SARL for the provision of routine legal and financial services. The agreement was entered into for an indefinite term and the fees charged for these services will be reviewed every year.

Hermès International billed 45,000 euros for legal services and 15,000 euros for financial services provided under the terms of this agreement during 2005.

Parties concerned: M. Jean-Louis Dumas and Émile Hermès SARL.

2. Agreements entered into and authorised in prior years and remaining in effect during the year ended 31 December 2005

In addition, in accordance with the Decree of 23 March 1967, it has been drawn to our attention that the following agreements entered into and authorised in prior years remained in effect during the year ended 31 December 2005.

a) Design mission agreement

Agreement between Hermès International and the firm RDAI to undertake a design mission for application of the architectural concept to Hermès stores (Supervisory Board meetings of 20 March 2003 and 15 September 2004).

Hermès International paid 671,195 euros (excluding VAT) in fees in connection with this mission for the year 2005.

b) Commercial lease

Signature of a lease agreement between Hermès International and the company SIFAH, granting to Hermès International, relating to premises at 28-30-32, rue du Faubourg-Saint-Honoré which are the subject of a promised commercial lease assignment by the company SOGEC, and subject to the exercise of its purchase option by SIFAH or any subsidiary SIFAH may substitute for itself:

– a nine-year commercial lease, with compulsory renewal every three years, at a rent that takes into account the rental value of the premises and the assumption by

Hermès International of the cost of the refurbishment works and of part of the compensation for eviction to be paid to the current occupants:

– accompanied by a junior preferred purchase option in respect of the real estate assets located at 26-28-30-32, rue du Faubourg-Saint-Honoré belonging to SIFAH or to one of its subsidiaries, or in respect of the shares of SIFAH or of whichever of its subsidiaries is the owner of such real estate assets.

SIFAH has substituted for itself, both for the purchase option and for the implementation of the commercial lease, its majority-controlled subsidiary, the simplified limited company "28-30-32 Faubourg Saint-Honoré" (Supervisory Board meeting of 21 March 2000).

On 16 February 2005, an amendment to this agreement was signed to change the stipulations of the agreement pertaining to work to be performed at the 28-30-32 Faubourg Saint-Honoré property complex and to assign to Hermès International responsibility for monitoring the design and performance of the work under the terms of a representation agreement, and authorised by your Supervisory Board at its meetings of 26 January 2005 and 23 March 2005.

In the amendment to this agreement, Hermès International's share of the projected budget for the work in future years is estimated at 6,000,000 euros. At 31 December 2005, Hermès International had booked 1,908,759 euros under "fixed assets in progress" in its accounts for this work. The compensation for eviction to be paid by Hermès International to the company "28-30-32 Faubourg Saint-Honoré" amounted to 727,839 at 31 December 2005.

c) Guarantees given

– Guarantee given on behalf of your subsidiary SIEGL: The guarantee on behalf of the subsidiary Perrin & Fils in the amount of 3,048,980 euros was substituted by a guarantee of 2,439,184 euros in favour of SIEGL, under the terms of the assumption by SIEGL of a bank loan granted by Natexis Banques Populaires in the amount of 2,439,184 euros, repayable at any time up to and including 15 September 2005. (Supervisory Board meeting of 11 September 2001). The Company was released from this guarantee on 15 April 2005.

– Guarantee given to Société Lyonnaise de Banque on behalf of the subsidiary Perrin & Fils in connection with a loan of 3,048,980 euros repayable at any time up to and including 25 July 2007 (Supervisory Board meeting of 21 March 2000). At 31 December 2005, the amount of the loan was 852,595 euros. A commission of 7,622 euros was billed in 2005.

– Guarantee given to London & Provincial Shop Centres on behalf of Hermès GB Ltd in connection with the leasing of store premises at 179/180 Sloane Street, London and covering the performance by Hermès GB Ltd of all its obligations as tenant under that lease (Supervisory Board meeting of 16 February 1988).

– Guarantee given to 693 Madison Avenue Company L.P. on behalf of Hermès of Paris Inc in connection with the leasing of store premises at 691-693-695 Madison Avenue in New York and covering the performance by Hermès of Paris Inc of all its obligations as tenant (Supervisory Board meeting of 23 September 1998).

– Guarantee given to Carlton House Inc on behalf of the subsidiary Hermès of Paris in connection with the leasing of the John Lobb store at 680 Madison Avenue in New York and covering the performance by Hermès of Paris Inc of all its obligations as tenant under that lease (Supervisory Board meeting of 23 March 1999).

– Guarantee given on behalf of the Japanese subsidiary Hermès Japon in connection with a loan of an initial amount 3,000,000,000 yen from Daiichi Kangyo Bank repayable at any time up to and including 23 October 2007 (Supervisory Board meeting of 10 September 1997). A commission of 2,119,000 yen (16,000 euros) was billed for the year.

– Guarantee given on behalf of the Japanese subsidiary Hermès Japon in connection with a loan of an initial amount of 5,000,000,000 yen from Japan Development Bank repayable at any time up to and including 20 May 2013 (Supervisory Board meeting of 25 May 1998). A commission of 7,886,000 yen (59,000 euros) was billed for the year.

– Guarantee given on behalf of the Japanese subsidiary Hermès Japon in connection with a loan of an initial amount of 500,000,000 yen from Dowa Fire and Marine Insurance repayable at any time up to and including 27 April 2006 (Supervisory Board meeting of 23 March 1999). A commission of 331,000 yen (3,000 euros) was billed for the year.

– Guarantee given on behalf of the Japanese subsidiary Hermès Japon in connection with a loan of an initial amount of 1,000,000,000 yen from Kyoei Mutual Fire and Marine Insurance Co repayable at any time up to and including 27 April 2006 (Supervisory Board meeting of 23 March 1999). A commission of 490,000 yen (4,000 euros) was billed for the year.

– Guarantee given on behalf of the Japanese subsidiary Hermès Japon in connection with a loan of an initial amount of 2,500,000,000 yen from Japan Development Bank repayable at any time up to and including 20 April 2013 (Supervisory Board meeting of 23 March 1999). A commission of 3,906,000 yen (29,000 euros) was billed for the year.

No calls were made on these guarantees during the year ended 31 December 2005.

d) Licence agreements

The license agreements for use of the Hermès nominative and figurative trademarks between Hermès International and Hermès Sellier, Comptoir Nouveau de la Parfumerie, La Montre Hermès and Compagnie des Arts de la Table remain in effect (Supervisory Board meetings of 26 March 1996, 23 September 1998 and 20 March 2003).

Royalties received by the Company under these agreements during the year ended 31 December 2005 amounted to:

- 17,495,642 euros excluding taxes for Hermès Sellier;
- 1,912,796 euros excluding taxes for Comptoir Nouveau de la Parfumerie;
- 329,236 euros excluding taxes for Compagnie des Arts de la Table;
- 3,287,650 euros excluding taxes for La Montre Hermès.

Signed in Paris and Neuilly, 23 March 2006
The Statutory Auditors

Didier Kling & Associés
Didier Kling and Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Report on the Share Capital Decrease by Cancellation of Shares Purchased (Eighth Resolution)

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Hermès International, and in accordance with the requirements of Article L 225-209, paragraph 7 of the Code de Commerce governing the reduction of share capital by the cancellation of shares purchased by the Company, we have drawn up this report to inform you of our assessment of the causes and conditions of the contemplated share capital decrease.

This transaction is part of the proposed purchase by your Company of its own shares, up to a maximum of 10% of its share capital, under the terms and conditions provided in Article L 225-209, paragraph 3 of the Code de Commerce. This buyback authorisation is submitted to the General Meeting for approval and would be granted for a period of 18 months.

To implement the authorisation for the Company to purchase its own shares, the Executive Management proposes that you delegate to it, for a period of 24 months, all necessary powers to cancel the shares purchased under this authorisation, up to a maximum of 10% of your Company's share capital per 24-month period.

We have conducted our review in accordance with professional standards applicable in France. These standards require that we perform procedures in order to determine whether the causes and conditions of the contemplated share capital decrease are in order.

We have no comment to make on the reasons for and terms and conditions of the contemplated share capital decrease, it being noted that the share capital decrease is subject to prior authorisation by the General Meeting of the proposed share buyback programme, as set forth in the sixth resolution.

Signed in Paris and Neuilly, 23 March 2006
The Statutory Auditors

Didier Kling & Associés
Didier Kling and Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Special Report on the Award of Share Purchase Option Plans to Employees and/or Corporate Executive Officers and Supervisory Board Members (Ninth Resolution)

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Hermès International, and in accordance with the requirements of Article L 225-177 of the Code de Commerce and Article 174-19 of the Decree of 23 March 1967, we have drawn up this report on the award of share purchase option plans to some or all of the employees and corporate executive officers and Supervisory Board members of Hermès International and of companies or groups directly or indirectly affiliated therewith under the conditions stipulated by Article L 225-180 of the Code de Commerce.

It is the Executive Management's responsibility to draw up a report on the reasons for awarding the share purchase option plans and on the proposed terms and conditions for setting the purchase price of the shares. Our responsibility is to express an opinion on the methods used to determine the purchase price of the shares.

We have conducted our review in accordance with professional standards applicable in France. These standards require that we perform procedures to ascertain that the proposed methods used to determine the purchase price of the shares are disclosed in the Management Report, that they comply with the applicable laws and regulations such as to enlighten the shareholders, and that they are not clearly inappropriate.

We have no comment to make on the proposed methods.

Signed in Paris and Neuilly, 23 March 2006
The Statutory Auditors

Didier Kling & Associés
Didier Kling and Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Special Report on the Allotment of Existing Shares for No Consideration (Tenth Resolution)

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Hermès International, and in accordance with the requirements of Article L 225-197-1 of the Code de Commerce, we have drawn up this report on the proposed allotment of existing shares for no consideration to some or all employees and/or corporate executive officers and Supervisory Board members of Hermès International or affiliated companies in which Hermès International direcdy or indirectly controls at least 10% of the share capital or voting rights.

Your Executive Management proposes that you authorise it, for a period of 38 months as from the date of this Meeting, to allot existing shares for no consideration, on one or more occasions, up to a maximum ceiling, combined with the issuance of unexercised share purchase options as provided in the ninth resolution, of 2% of the total number of ordinary shares in the Company outstanding as of the date of the allotment of shares for no consideration. It is the Executive Management's responsibility to draw up a report on the transaction that it wishes to be authorised to undertake. Our responsibility is to inform you of our comments, if any, on the information provided to you on the proposed transaction.

In the absence of any professional standard applicable to this transaction, which arises from a provision of law dated 30 December 2004, we have performed such tests and procedures as we deemed necessary to ascertain that the proposed terms and conditions, which are presented in the Management Report, comply with the provisions of the law.

We have no comment to make on the information provided in the Management Report on the proposed transaction.

Signed in Paris and Neuilly, 23 March 2006
The Statutory Auditors

Didier Kling & Associés
Didier Kling and Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Special Report on the Issuance of Share Subscription Option For No Consideration in the Event of a Takeover Bid Against the Company (Eleventh Resolution)

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Hermès International, and in accordance with the requirements of Article L 228-92 of the Code de Commerce, we have drawn up this report on the proposed issuance of share subscription option for no consideration in the event of a takeover bid against the Company, on which you are asked to vote.

On the basis of its report, your Executive Management proposes that you delegate to it, for a period of 26 months, in accordance with Article L 233-32 of the Code de Commerce, the authority:
– to decide to issue share subscription option governed by Article L 233-32 of the Code de Commerce, giving rights to subscribe to one or more shares of the Company on preferential terms and to allot them for no consideration to all shareholders in the Company who retain that status before the close of the public offering period; and
– to determine the characteristics of said share subscription option and the terms and conditions for exercising them.

The nominal amount of the capital increase resulting from the exercise of the share subscription option shall not exceed a ceiling of 120 million euros and the maximum number of share subscription options that may be issued shall be two share subscription options per existing share outstanding as of the date of issue of the share subscription option. This authorisation may be used only in times of a public takeover bid against the Company.

We performed our procedures in accordance with professional guidelines applicable in France, which require that we perform procedures to verify the information contained in the Executive Management's report on this proposed transaction.

We have no comment to make on the information provided in the Executive Management's Report on the proposed transaction to issue share subscription option in the event of a takeover bid against the Company.

In accordance with Article 155-2 of the Decree of 23 March 1967, we will prepare a supplemental report when your Executive Management carries out the issuance.

Signed in Paris and Neuilly, 3 April 2006
The Statutory Auditors

Didier Kling & Associés
Didier Kling and Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Report on the Capital Increase Reserved for Employees (Twelfth Resolution)

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Hermès International, and in accordance with the requirements of Articles L 225-135 and L 225-138 of the Code de Commerce, we have drawn up this report on the proposed resolution to delegate to the Executive Management the authority to carry out one or more capital increases reserved for all or some employees and corporate executive officers and Supervisory Board members of Hermès International or companies affiliated thereto within the meaning of the provisions of Article L 225-180 of the Code de Commerce, and who belong to a corporate savings plan of one and/or another of these companies under the conditions stipulated by Article L 443-5 of the Code du Travail. This proposed resolution is submitted to you for approval pursuant to the provisions of Articles L 225-129-6 of the Code de Commerce.

The total number of shares that may be issued, on one or more occasions, under the terms of this delegation of authority over the 26-month period covered thereby, is capped at 1% of the number of the Company's ordinary shares outstanding as of the date on which the decision to carry out the capital increase is made.

On the basis of its report, your Executive Management proposes that you delegate to it the responsibility for determining the terms and conditions of any capital increase or increases that it may decide to carry out pursuant to this authorisation, and also proposes that you waive your pre-emptive rights to subscribe to such a share issue.

We have conducted our review in accordance with professional standards applicable in France. These standards require that we perform procedures in order to ascertain that the methods used to determine the issue price are appropriate.

Subject to subsequent review of the terms and conditions of each capital increase that the Executive Management may decide to carry out pursuant to this authorisation, we have no comment to make on the methods used to determine the issue price of the equity securities to be issued and described in the Management Report.

As the issue price has not been determined, we are not expressing an opinion on the final terms and conditions under which the capital increase(s) will be carried out, and, consequently on the waiver of pre-emptive rights proposed to you; however, the principle of such a waiver is consistent with the transaction that is submitted to you for approval.

In accordance with Article 155-2 of the Decree of 23 March 1967, we will prepare a supplemental report on any capital increase that your Executive Management may decide to carry out under the terms of the proposed authorisation that is submitted to you for approval.

Signed in Paris and Neuilly, 23 March 2006
The Statutory Auditors

Didier Kling & Associés
Didier Kling and Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Additional Legal Information

Change in Share Capital over the Past Three Years

Date	Transaction	Share Capital after transaction	Number of shares after transaction	Par value	Share premium	Number of shares issued [I]/ cancelled [C]
08/01/2003	Capital increase of €5,064.30 for options exercised by employees between 30 June 2002 and 31 December 2002	€56,380,916.16	36,850,272	€1.53	€49.54	3,310 [I]
15/07/2003	Capital increase of €5,255.55 for options exercised by employees between 1 January 2003 and 30 June 2003	€56,386,171.71	36,853,707	€1.53	€49.54	3,435 [I]
13/01/2004	Capital increase of €124,384.41 for options exercised by employees between 1 July 2003 and 31 December 2003	€56,510,556.12	36,935,004	€1.53	€49.54	81,297 [I]
13/07/2004	Capital increase of €48,000.69 for options exercised by employees between 1 January 2004 and 30 June 2004	€56,558,556.81	36,966,377	€1.53	€49.54 €63.55 €70.80	21,773 [I] 5,600 [I] 4,000 [I]
12/01/2005	Capital increase of €16,516.35 for options exercised by employees between 1 July 2004 and 31 December 2004	€56,575,073.16	36,977,172	€1.53	€49.54	10,795 [I]
15/05/2005	Capital reduction of €478,556.46 from cancellation of treasury stock	€56,096,516.70	36,664,390	€1.53		312,782 [C]
18/07/2005	Capital increase of €20,650.41 for options exercised by employees between 1 January 2005 and 30 June 2005	€56,117,167.11	36,677,887	€1.53	€49.54 €63.55	13,097 [I] 400 [I]
07/09/2005	Capital reduction of €584,553.33 from cancellation of treasury stock	€55,532,613.78	36,295,826	€1.53		382,061 [C]
09/01/2006	Capital increase of €58,182.84 for options exercised by employees between 1 July 2005 and 31 December 2005	€55,590,796.62	36,333,854	€1.53	€49.54 €63.55 €132.81	23,968 [I] 60 [I] 14,000 [I]
	Capital reduction of €130,865.49 from cancellation of treasury stock	€55,459,931.13	36,248,321	€1.53		85,533 [C]
03/04/2006	Capital increase of €28,213.20 for options exercised by employees between 1 January 2006 and 30 March 2006	€55,488,144.33	36,266,761	€1.53	€63.55 €70.80 €132.81 €154.75	1,940 [I] 1,000 [I] 3,000 [I] 12,500 [I]
	There has been no other change in share capital since 3 April 2006.					

Share Price Trend over the Past Five Years

2001

Month	Closing price (€)			Average daily trading volume over the month
	High	Low	Average	
January	158.30	133.00	145.90	30,438
February	160.00	141.10	151.13	32,425
March	152.50	134.80	142.93	30,936
April	162.00	134.10	144.94	32,198
May	168.70	157.30	163.88	31,661
June	173.80	153.10	165.19	39,014
July	165.00	155.20	161.12	28,931
August	170.00	161.00	165.83	18,820
September	166.00	100.00	136.74	61,434
October	155.00	122.20	138.86	30,828
November	176.00	142.00	158.54	42,519
December	184.60	162.50	170.83	38,188

2002

Month	Closing price (€)			Average daily trading volume over the month
	High	Low	Average	
January	181.70	170.50	176.39	32,301
February	177.20	151.20	164.88	46,040
March	177.80	161.50	170.38	40,442
April	174.30	162.30	169.32	24,201
May	178.40	166.80	173.13	36,081
June	176.00	153.50	165.18	51,841
July	162.00	137.00	149.93	32,977
August	147.00	132.60	139.92	48,285
September	147.80	125.50	135.61	35,315
October	154.50	119.00	139.45	47,295
November	158.90	139.30	149.11	54,259
December	152.50	131.00	142.07	21,559

2003

Month	Closing price (€)			Average daily trading volume over the month
	High	Low	Average	
January	147.00	125.00	133.15	23,009
February	134.00	110.20	124.88	53,072
March	132.00	102.60	118.28	34,099
April	126.70	112.50	120.06	32,999
May	134.00	121.00	126.95	58,453
June	134.20	121.10	128.00	45,787
July	131.00	121.40	126.31	32,880
August	144.90	119.70	129.71	55,774
September	147.00	130.40	138.92	48,334
October	149.40	131.50	142.70	36,769
November	159.50	147.30	155.10	40,956
December	157.50	145.50	152.78	23,369

2004

Month	Closing price (€)			Average daily trading volume over the month
	High	Low	Average	
January	162.50	149.10	155.96	23,127
February	166.00	147.00	158.82	28,665
March	167.70	152.00	160.08	37,847
April	174.90	165.00	170.66	39,780
May	171.00	157.60	164.94	38,038
June	167.00	157.30	161.54	29,983
July	165.00	155.50	160.60	17,094
August	163.50	148.00	155.55	17,783
September	163.00	152.80	158.04	20,642
October	156.00	145.50	151.68	28,124
November	156.90	138.00	148.35	32,752
December	147.90	132.00	143.13	37,281

2005

Month	Closing price (€)			Average daily trading volume over the month
	High	Low	Average	
January	154.30	141.10	145.64	27,053
February	164.80	148.00	158.09	36,088
March	164.90	151.60	160.13	36,078
April	157.30	145.70	152.15	32,698
May	159.50	146.00	154.26	32,250
June	169.00	156.30	164.73	67,501
July	173.20	157.10	168.40	27,501
August	172.50	156.30	163.39	46,554
September	198.40	173.20	185.57	75,083
October	197.80	178.40	186.94	49,103
November	199.90	185.10	191.92	69,056
December	214.90	194.20	205.64	41,801

Resolutions Submitted to the Shareholders for Approval at the Combined General Meeting of 6 June 2006

I - ORDINARY BUSINESS

First resolution

Approval of the financial statements
The Ordinary General Meeting, having heard the Management Report on the Company's operations and situation, the Report of the Supervisory Board and the Statutory Auditors' Report for the year ended 31 December 2005, approves the financial statements, the balance sheet and the notes thereto as presented, as well as the transactions they reflect.

Second resolution

Discharge
Consequently, the General Meeting gives the Executive Management final discharge for its management of the Company during the year commencing on 1 January 2005 and ending on 31 December 2005.

Third resolution

Appropriation of net income
The Ordinary General Meeting notes that net income for the year amounts to 223,153,170.67 euros and retained earnings, to 597,377,227.16 euros, and approves the appropriation of these sums totalling 820,530,397.83 euros, as proposed by the Supervisory Board:

- to the legal reserve: none, as the legal reserve amounts to one-tenth of the share capital;
- to the active partners under Article 26 of the Company's Articles of Association: 1,495,126.24 euros;
- to shareholders holding shares existing at 31 December 2005, a dividend of 2.50 euros per share, totalling: 90,834,635.00 euros;
- to retained earnings, the balance of: 728,200,636.59 euros;
- total amount appropriated: 820,530,397.83 euros.

The Ordinary General Meeting resolves that this dividend will become payable on 9 June 2006.

As Hermès International is not entitled to receive dividends for shares held in treasury, the corresponding sums will be transferred to retained earnings on the date the dividend becomes payable.

In accordance with Article 243 bis of the Code Général des Impôts, this dividend entitles shareholders who are natural persons and liable for income tax in France to a 40% tax allowance, as provided by Article 158-3 of the Code Général des Impôts.

In accordance with the provisions of Article 47 of law no. 65-566 of 12 July 1965, the General Meeting duly notes that dividends distributed to the shareholders in respect of the three previous financial years were as follows:

In euros

Year	2004	2003	2002
Dividends*	2.00*	1.70	1.65
Tax credit	N/A	0.85	0.82

* Dividend eligible for 50% tax allowance pursuant to Article 158-3 of the Code Général des Impôts.

Fourth resolution

Approval of the consolidated financial statements
The Ordinary General Meeting, having heard the Management Report on the Group's operations and situation, the Report of the Supervisory Board and the Statutory Auditors' Report for the year ended 31 December 2005, approves the consolidated financial statements as presented, and showing consolidated net income of 246,950,522 euros.

Fifth resolution

Approval of related-party agreements
The Ordinary General Meeting, having heard the Statutory Auditors' Special Report on related-party agreements covered by the combined provisions of Articles L 226-10 and Articles L 225-38 through L 225-43 of the Code de Commerce, approves the agreements entered into or carried out during the year ended 31 December 2005.

Sixth resolution

Purchase by the Company of its own shares
The General Meeting, voting in accordance with the quorum and majority requirements applicable to ordinary general meetings, having reviewed the Management Report, the special report on the Company's share buyback programme and the circular describing the programme filed with the Autorité des Marchés Financiers, resolves:

1) to terminate the share buyback programme approved by the Ordinary and Extraordinary General Meeting of 2 June 2005;

2) to adopt the programme described below, and for this purpose:
• Authorises the Executive Management, with the option further to delegate this authority, in accordance with the provisions of Articles L 225-209 *et seq.* of the Code de Commerce, to buy shares in the Company, within the legal limit, while ensuring that the Company shall not at any time own more than 10% of its own share capital as of the date of this meeting;
• Resolves that the shares may be bought with a view to:
– ensuring that liquidity is provided for the shares on the equity market by an investment services provider under a contract that complies with the AFEI (French Association for Investment Firms) Code of Conduct recognised by the Autorité des Marchés Financiers,
– cancelling the shares, in order to increase the return on equity and earnings per share, and/or to neutralise the dilutive impact for shareholders resulting from capital increases, this purpose being contingent upon adoption of a special resolution to this effect by the Extraordinary General Meeting.
– retaining the shares, in order subsequently to transfer the shares in payment or in exchange for a takeover bid initiated by the Company.
– allotting the shares to authorised corporate executive officers and executive managers or employees of the Company or an affiliated company, by granting options to purchase the Company's shares in accordance with Articles L 225-179 *et seq.* of the Code de Commerce, or by granting bonus shares in accordance with Articles L 225-197-1 *et seq.* of the Code de Commerce or as part of the Company's employee profit sharing schemes or of a Company share ownership or savings plan,
– delivering the Company's shares for the exercise of rights attached to securities entitling the holders to the allotment of shares in the Company, either by conversion, exercise, redemption or exchange, in accordance with stock market regulations;
• Resolves that the purchase price per share shall be

no higher than three hundred sixty (360) euros, excluding incidental expenses;

• Resolves, however, that the Executive Management may adjust the aforesaid purchase price in the event of: a change in the par value per share; a capital increase by capitalisation of reserves and allotment of bonus shares; a stock split or reverse split; a write-off or reduction of the share capital; distribution of reserves or other assets; and any other transactions applying to shareholders equity, to take into account the effect of such transactions on the value of the shares;

• Resolves that the maximum amount of funds that may be allocated to this share buyback programme shall be 700 million euros (700,000,000 euros);

• Resolves that the shares may be purchased by any means, including partially or entirely by purchase on the stock market, block purchase, off-market purchase, public offerings to buy or exchange shares, or by the use of options or derivatives (excluding the sale of puts), at such times as the Executive Management shall deem appropriate, including times of public offerings, within the limits defined by stock market regulations. The shares acquired pursuant to this authorisation may be retained, sold, or, more generally, transferred by any means, including by block sales and during times of public offerings;

• Grants full powers to the Executive Management, with the option further to delegate such powers:

- to effect all transactions and to determine the terms, conditions and procedures applicable thereto,
- to place all orders, either on or off market,
- to adjust the purchase price of the shares to take into account the effect of the aforesaid transactions on the value of the shares,
- to enter into all agreements, in particular for purposes of maintaining the stock transfer ledgers,
- to file all necessary reports with the Autorité des Marchés Financiers and any other relevant authority; and
- to undertake all necessary formalities;

• Resolves that this authorisation is granted for a period expiring at the end of the Annual General Meeting convened to approve the financial statements for the year ended 31 December 2006 or eighteen months at most from the date of this Meeting.

Seventh resolution

Powers

The Ordinary General Meeting confers full powers on any bearer of an extract or copy of these minutes recording its deliberations to carry out all legal publication or other formalities.

II - EXTRAORDINARY BUSINESS

Eighth resolution

Authorisation to cancel some or all of the shares purchased by the Company (Article L 225-209)

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the Management Report and the Statutory Auditors' report, and in accordance with Article L 225-209 of the Code de Commerce, hereby authorises the Executive Management to cancel some or all of the shares acquired by the Company in connection with the share buyback programme covered by the sixth resolution submitted to the present meeting and/or pursuant to any authorisation granted by a past or future general meeting, on one or more occasions, up to a maximum of 10% of the share capital per period of twenty-four months.

The Meeting delegates to the Executive Management full powers:

- to arbitrate on any objections, to allocate the difference between the purchase price and the par value of the shares to whichever reserve account it sees fit, to record the reduction(s) in share capital resulting from the cancellation(s) authorised by the present resolution;
- to amend the Company's Articles of Association accordingly, and to undertake all necessary formalities.

This authorisation is granted to the Executive Management for a period of twenty-four months. It supersedes the authorisation granted by the twenty-second resolution adopted by the Combined General Meeting of 2 June 2005 and cancels the unused portion of that authorisation.

Ninth resolution

Authorisation to the Executive Management to grant share purchase options

The Extraordinary General Meeting, having heard the Management's Report, the Statutory Auditors' Special Report, and the Supervisory Board's report, resolves to authorise the Executive Management, in accordance with Articles L 225-177 *et seq.* of the Code de Commerce, and within the limits of the applicable laws, to grant:

- on one or more occasions,
- to some or all of the employees and corporate executive officers and executive managers of Hermès International and affiliated companies or groups of companies under the conditions set forth in Article L 225-180 of said Code,

options to purchase Hermès International shares acquired by the Company under the conditions set forth by law.

The period during which the Executive Management would be entitled to use this authorisation, at the time or times it sees fit, is thirty-eight (38) months from the date of this Meeting.

The total number of options that may be granted under this authorisation shall not be such that the total number of options granted pursuant to this resolution and the total number of shares allotted for no consideration pursuant to the tenth resolution would amount to more than 2% of the total number of ordinary shares in the Company outstanding as of the date on which the options are granted. In any event, this authorisation applies to a minimum of 725,335 shares (before any stock split).

The options shall be exercisable by the beneficiaries within a maximum of seven years from the date on which they are granted.

The purchase price of the shares and the stock option exercise period shall be determined by the Executive Management within the limits and according to the terms laid down by law.

For this purpose, the shareholders grant the broadest of powers to the Executive Management, acting within the limits set forth above, to carry out this resolution, and in particular for the following purposes:

- to determine the terms and conditions of the transaction, in particular the conditions under which the options will be granted, the time or times at which the options may be allotted and exercised, the list of the beneficiaries of the options and the number of shares that each beneficiary may acquire;

– to determine the conditions for exercising the options;

– to stipulate any lock-up period for the shares resulting from the exercise of the options and/or period during which such shares cannot be converted to bearer shares, it being specified that such periods shall not exceed three years from the date on which the option was exercised;

– to provide for the possibility of temporarily suspending the exercise of options for a maximum of three months in the event of a financial transaction entailing the exercise of a right attached to the shares;

– to undertake all necessary formalities and, in general, to do all that is necessary.

If, during the period in which the options are granted, the Company undertakes one of the financial or securities transactions provided by law, in order to take into account the effect of any such transaction, the Executive Management shall adjust the number and price of the shares included in the options granted.

Each year, the Executive Management shall report to the Ordinary General Meeting on the transactions carried out pursuant to this authorisation.

This authorisation supersedes the authorisation granted by the fifteenth resolution adopted by the Combined General Meeting of 3 June 2003 and cancels the unused portion of that authorisation.

Tenth resolution

Authorisation to the Executive Management to allot ordinary shares in the Company for no consideration

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the Management Report, the Statutory Auditors' report and the Supervisory Board's Report, and in accordance with the provisions of Article L 225-197-1 *et seq.* of the Code de Commerce:

– Authorises the Executive Management to grant bonus shares to some or all employees and/or corporate or executive officers of Hermès International or in companies in which it directly or indirectly holds at least 10% of the share capital or voting rights, by allotting existing ordinary shares of the Company for no consideration. The existing shares that may be allotted pursuant to this resolution must have been purchased by the Company either in accordance with Article L 225-208 of the Code de Commerce, or as part of any share buyback programme authorised by the sixth resolution submitted to this Meeting under the terms of Article L 225-209 of the Code de Commerce or any share buyback programme applicable previously or in the future;

– Resolves that the Executive Management shall determine the identity of the beneficiaries or the categories of beneficiaries of the bonus shares as well as the conditions and any criteria applying to allotment of the shares;

– Resolves that the Executive Management shall determine the dates on which the bonus shares will be allotted, within the conditions and limitations stipulated by law;

– Resolves that the total number of ordinary shares allotted for no consideration under the terms of this authorisation shall not be such that the total number of bonus shares allotted pursuant to this resolution and the total number of share purchase options granted pursuant to the ninth resolution and not yet exercised amounts to more than 2% of the total number of ordinary shares in the Company as of the date on which the bonus shares are allotted;

– Resolves that the Executive Management shall determine, for each allotment, the acquisition period at the end of which the allotment of ordinary shares shall become definitive, which shall not be less than two years, unless new provisions of the law reducing the minimum acquisition period were to be enacted, in which case the Executive Management would be authorised to reduce the said acquisition period;

– Resolves that the Executive Management shall determine, for each allotment, the period during which the beneficiaries must hold the ordinary shares; this period, which begins on the final date of allotment of the ordinary shares, shall not be less than two years, unless new provisions of the law reducing the minimum holding period were to be enacted, in which case the Executive Management would be authorised to reduce the said holding period;

– Authorises the Executive Management to determine any applicable conditions and criteria for allotment of the shares, including but not limited to the number of years of service, conditions with respect to maintaining employment or the term of office during the period of acquisition, and any other financial condition or condition relating to individual or collective performance;

– Authorises the Executive Management to record the bonus shares allotted in a registered account in the name of their owner, showing any lock-up period over the full duration of such period;

– Authorises the Executive Management to undertake, during the period of acquisition of the allotted shares, any adjustments needed to take into consideration the effect of transactions affecting the Company's share capital and, more specifically, to determine the conditions under which the number of ordinary shares allotted will be adjusted;

– More generally, grants all powers to the Executive Management, with the option further to delegate such powers as provided by law, to enter into all agreements, to draw up all documents, to undertake all formalities, and to undertake all filings with all relevant organisations, and, in general, to do all that is necessary.

The period during which the Executive Management may use this authorisation, on one or more occasions, is thirty-eight (38) months from the date of this Meeting. Each year, the Executive Management will report to the General Meeting on the number of shares allotted pursuant to this resolution under the conditions provided by law, and more particularly, by Article L 225-197-4 of the Code de Commerce.

This authorisation supersedes the authorisation granted by the twenty-seventh resolution adopted by the Combined General Meeting of 2 June 2005 and cancels the unused portion of that authorisation.

Eleventh resolution

Delegation of authority to the Executive Management to issue share subscription option during times of public takeover bids

The Extraordinary General Meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, having reviewed the Management Report and the Statutory Auditors' Special Report, resolves to delegate to the Executive Management of the Company its authority to undertake, during times of public takeover bids for shares of the Company ("the Offering"), under the conditions provided by Article L 233-32 of the Code de Commerce, and pursuant to the provisions of Articles L 225-129-2, L 228-91 and L 228-92 of the said Code, to issue share subscription option, in France and in other countries, giving the holders the right to subscribe for shares in the Company, immediately or in the future, to be issued through a capital increase, while retaining the shareholders' pre-emptive rights.

The General Meeting resolves that the Executive Management may allot the warrants issued pursuant to this authorisation to all shareholders of the Company who retain that status before the close of the public offering period; it fixes the maximum number of warrants that may be issued at two warrants per existing share as of the date of issue of such warrants.

The General Meeting resolves that the nominal amount of the capital increase resulting from the exercise of the warrants, and that the Executive Management may effect pursuant to this authorisation, shall not exceed a ceiling of one hundred twenty million euros (120,000,000), not taking into account the par value of the equity securities to be issued, if any, as a result of any adjustments made, in accordance with the law, to safeguard the rights of holders of securities giving immediate or future rights to subscribe to equity securities in the Company.

The General Meeting duly notes:

– that this authorisation entails giving the Executive Management the option to determine the subscription price of the shares that are liable to be issued in compliance with the aforesaid provisions of the law, and, if applicable, to grant rights to subscribe on preferential terms to the warrant holders;

– that this authorisation automatically entails the waiver

by the shareholders of their pre-emptive rights to subscribe to the shares to which said warrants may give entitlement in favour of the holders of warrants giving immediate or future access to equity securities in the Company;
– that if this authorisation is implemented, the warrants issued shall automatically be cancelled in the event of and immediately upon the failure, expiration, cancellation or withdrawal of the Offering and any potential competing Offering.

The General Meeting grants all necessary powers to the Executive Management:
– to carry out this authorisation as provided by law;
– to determine the terms and conditions for exercising the warrants, which shall be a function of the terms of the Offering and any potential competing Offering, and all other characteristics of such warrants;
– to notify the Autorité des Marchés Financiers of its decisions pursuant to this authorisation, in accordance with the provisions of Article L 233-40 of the Code de Commerce;
– to allocate the incidental expenses incurred in connection with the issues to the share premium account and to draw from this account the sums needed to increase the Company's legal reserve;
– to amend the Articles of Association accordingly, and, more generally, to take all measures necessary successfully to complete any issue.

This authorisation is granted for a period of twenty-six months.

•

Twelfth resolution

Delegation of authority to the Executive Management to carry out capital increases reserved for employees

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the Management Report and the Statutory Auditors' report, and in accordance with the provisions of Article L 443-1 *et seq.* of the Code du Travail pertaining to employee stock ownership and of Article L 225-138 of the Code de Commerce:

1) Delegates to the Executive Management, under the supervision of the Company's Supervisory Board and of the Management Board of the active partner Émile Hermès SARL, all powers to carry out a capital increase, on one or more occasions, by issuing new shares reserved for some or all of the employees and corporate executive officers and executive managers of Hermès International and companies or groups affiliated with Hermès International under the conditions set forth in Article L 225-180 of the Code de Commerce, providing that such employees belong to a corporate savings plan of one and/or another of these companies.

The maximum number of ordinary shares that may be issued under the terms of this authorisation shall not exceed 1% of the number of ordinary shares in the Company outstanding at the time the decision is made to carry out the capital increase.

This authorisation automatically entails the shareholders' waiver, in favour of the employees belonging to the corporate savings plan(s) for which this issue is reserved, of their pre-emptive right to subscribe to any newly created shares.

This authorisation is valid for a period of twenty-six months from the date of this Meeting;

2) Resolves that the ceiling of this authorisation is independent and separate and that the amount of any capital increases resulting therefrom shall not be allocated against the 5,600,000 euro combined ceiling for all capital increases carried out under the authorisations granted by the Combined General Meeting of 2 June 2005;

3) Grants all necessary powers to the Executive Management:
– to fix the subscription price, it being understood that the subscription price of the shares issued may not be more than the average price quoted on the stock exchange during the twenty trading days preceding the date of the decision by the Executive Management setting the opening date of the issue, nor more than 20% lower than this average;
– to determine the conditions required to participate in

the offer, and in particular those pertaining to employee length of service and the time allotted to the employees to exercise their rights, together with the other terms and conditions applicable to the capital increase;
- to undertake or to arrange for undertaking all necessary actions and formalities for purposes of completing the capital increase or increases to be carried out under the terms of this resolution;
- to amend the Articles of Association accordingly, and, in general, to do all that is necessary.

Thirteenth resolution

Stock split

On the Executive Management's recommendation, the Extraordinary General Meeting resolves to increase the number of shares issued by reducing the par value of each share from 1.53 euros to 0.51 euro, and consequently, to issue 108,800,283 new shares to be exchanged free of charge at the rate of three new shares with a par value of 0.51 euro each for each existing share with a par value of 1.53 euros, which will then be cancelled.

In consideration of requirements relating to payment of the dividend and the dividend payment date, the effective date of the stock split described above is fixed at 10 June 2006, that is, the day after the dividend payment date.

The dividend entitlement date of the new shares will be the first day of the current financial year.

Following this stock split, the share capital will amount to 55,488,144.33 euros, divided into 108,800,283 shares with a par value of 0.51 euro each.

The General Meeting amends Article 6 of the Articles of Association as follows:

"6.1 The authorised share capital is 55,488,144.33 euros.

It is made up of 108,800,283 shares, all of them fully paid, which are apportioned among the shareholders in proportion to their rights in the Company."

[The remainder of the Article is unchanged.]

Fourteenth resolution

Amendments to the Articles of Association

The Extraordinary General Meeting, having heard the Management's report and the Supervisory Board's report, resolves to approve the text of the new Articles of Association that will govern the Company as from the end of this Meeting and a copy of which is appended hereto and will be appended to the minutes of the meeting. This resolution is contingent upon the prior approval of such amendments by the partners of Émile Hermès SARL.

Fifteenth resolution

Powers

The Extraordinary General Meeting confers full powers on any bearer of an extract or copy of these minutes recording its deliberations to carry out all legal publication or other formalities.

Proposed Articles of Association Submitted to the Combined General Meeting of 6 June 2006 (changes shown in markup format)

1 - FORM

The Company is a *société en commandite par actions* (partnership limited by shares) between:

- its limited partners, and
- its active partner, Émile Hermès SARL, with registered offices located at 23 rue Boissy-d'Anglas, Paris (75008)~~, and Mr Jean-Louis Dumas, residing at 4 rue Fabert in Paris (75007)~~.

The Company is governed by the laws and regulations applicable to *sociétés en commandite par actions* and by these Articles of Association.

2 - PURPOSE

The Company's purpose, in France and in other countries, is:

- to acquire, hold, manage, and potentially to sell direct or indirect equity interests in any legal entity engaged in the creation, production and/or sale of quality products and/or services, and, in particular, in companies belonging to the Hermès Group;
- to provide guidance to the group it controls, in particular by providing technical assistance services in the legal, financial, corporate, and administrative areas;
- to develop, manage and defend all rights it holds to trademarks, patents, designs, models, and other intellectual or industrial property, and in this respect, to acquire, sell or license such rights;
- to participate in promoting the products and/or services distributed by the Hermès Group;
- to purchase, sell and manage all property and rights needed for the Hermès Group's business operations and/or for asset and cash management purposes; and
- more generally, to engage in any business transaction of any kind whatsoever in furtherance of the corporate purpose.

3 - COMPANY NAME

The Company's name is "Hermès International".

4 - REGISTERED OFFICE

The Company's registered office is located at 24 rue du Faubourg-Saint-Honoré, 75008 Paris, France.

It may be transferred:

- to any other location in the same *département*, by a decision of the Executive Management, subject to ratification of such decision at the next Ordinary General Meeting, and
- to any other location, by a decision of the Extraordinary General Meeting.

5 - DURATION

The Company will be dissolved automatically on 31 December 2090, unless it is dissolved previously or unless its duration is extended.

6 - SHARE CAPITAL - CONTRIBUTIONS

6.1 - The authorised share capital is 55,488,144.33 euros.

It is made up of ~~36,263,261~~ 108,800,283 shares, all of them fully paid, which are apportioned among the shareholders in proportion to their rights in the Company.

6.2 - The active partner~~s~~, Émile Hermès SARL ~~and Jean-Louis Dumas~~, ha~~ve~~s transferred ~~their~~its business know-how to the Company, in consideration for ~~their~~its share of the profits.

7 - CAPITAL INCREASES AND REDUCTIONS

7.1 - The share capital may be increased ~~by a decision of the extraordinary General Meeting of shareholders~~ either by the issuance of ordinary shares or preference shares, or by increasing the par value of existing equity securities.

7.2 - The General Meeting, voting in accordance with the quorum and majority requirements stipulated by law, has the authority to decide to increase the share capital. It may delegate this authority to the Executive Management. The General Meeting that decides to effect a capital increase may also delegate the power to determine the terms and conditions of the issue to the Executive Management.

7.~~2~~3 - In the event of a capital increase effected by capitalisation of sums in the share premium, reserve or retained earnings accounts, the shares created to evidence the relevant capital increase shall be distributed only among the existing shareholders, in proportion to their rights to the share capital.

7.~~3~~4 - In the event of a capital increase for cash, the existing share capital must first be fully paid up.

The shareholders have pre-emptive subscription rights, which may be waived under the conditions stipulated by law.

~~The General Meeting may delegate to the Executive Management the necessary powers for purposes of carrying out the capital increase on one or more occasions, to determine the terms and conditions of the capital increase, and duly to record its completion.~~

7.~~4~~5 - Any contributions in kind or stipulation of special advantages made at the time of a capital increase are subject to the approval and verification procedures applicable to such contributions and instituted by law.

7.~~5~~6 - The Extraordinary General Meeting of shareholders, or the Executive Management when granted special authority for this purpose, and subject to protecting the rights of creditors, may also decide to reduce the share capital. In no event shall such a capital reduction infringe upon the principle of equal treatment of shareholders.

7.~~6~~7 - The Executive Management has all powers to amend the Articles of Association as a result of a capital increase or reduction and to undertake all formalities in connection therewith.

8 - PAYMENT FOR SHARES

8.1 - ~~Payment for the shares is effected as provided by law.~~ Payment in consideration for newly created shares may be made in cash, including by set-off against liquid claims due by the Company; by contributions in kind; by capitalisation of reserves, earnings or share premiums; or as the result of a merger or de-merger.

8.2 - Within the framework of resolutions adopted by the General Meeting, the Executive Chairman calls the funds required to pay for the shares.

Any late payment of amounts due for the shares shall automatically bear interest payable to the Company at the legal interest rate plus three percentage points, and no legal action or formal notice shall be required to collect such interest.

9 - FORM OF THE SHARES

9.1 - All shares issued by the Company are in registered form until they have been fully paid up. Fully-paid shares may be in registered or bearer form, at the shareholder's discretion. They are registered on a securities account under the terms and conditions provided by law.

9.2 - The Company may, at any time, in accordance with the applicable laws and regulations, request from ~~the securities clearing organisation (SICOVAM),~~ the central custodian ~~(Euroclear)~~ or any securities clearing organisation information to enable it to identify the owners of securities giving immediate or future rights to vote at general meetings, as well as the number of securities held by each such owner and any restrictions that may apply to the securities.

10 - TRANSFER OF SHARES

Shares are freely transferable. Transfers are effected under the terms and conditions provided by law.

11 - OWNERSHIP THRESHOLD DISCLOSURES

When the shares are ~~listed on the official stock exchange, the Second Marché or the over the counter market of a stock exchange in France or abroad,~~ admitted to trading on a regulated market or on a financial instruments market that admits trading in shares registered on a securities account with an authorised intermediary under the conditions provided by Article L 211-4 of the Code Monétaire et Financier, any natural or legal person, acting alone or jointly, coming into possession, in any manner whatsoever, within the meaning of Articles ~~356-1~~ L 233-7 *et seq.* of the ~~Law of 24 July 1966~~ Code de Commerce, of a number of shares representing 0.5% of the share capital and/or of the voting rights in general meetings, or any multiple of this percentage, at any time, even after moving beyond any of the legal thresholds covered by Article L 233-7 *et seq.* of the Code de Commerce, is required to disclose to the Company the total number of shares it owns by sending a notice by registered post, return receipt requested to the registered office within ~~15~~5 days from the date it has moved beyond one of these thresholds.

Such disclosure must also be made, under the same conditions as those provided above, whenever the percentage of share capital and/or voting rights held falls below one of the aforesaid thresholds.

In the event of failure to comply with the above requirements, the shares exceeding the threshold which is subject to disclosure shall be disqualified for voting purposes.

In the event of an adjustment, the corresponding voting rights may be exercised only until the expiration of the period stipulated by law and the applicable regulations. Unless one of the thresholds covered by the aforesaid Article ~~356-1~~ L 233-7 is exceeded, this sanction shall be applied only at the request of one or several shareholders individually or collectively holding at least 0.5% of the Company's share capital and/or voting rights and duly recorded in the minutes of the General Meeting.

12 - RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES

12.1 - The shares are indivisible with regard to the Company.

Co-owners of undivided shares must be represented with regard to the Company and at general meetings by one of them only or by a single representative. In the event of a disagreement, their representative shall be appointed by the Court at the request of the co-owner who takes the initiative to refer this matter to the Court.

12.2 - Each share shall give the holder the right to cast one vote at general meetings of shareholders.

However, double voting rights are allocated to:

- any fully-paid registered share which has been duly recorded on the books in the name of the same shareholder for a period of at least four years from the date of the first general meeting following the fourth anniversary of the date when the share was registered on the books; and
- any registered share allotted for no consideration to a shareholder, in the event of a capital increase effected by capitalisation of sums in the share premium, reserve or retained earnings accounts, in proportion to any existing shares which carry double voting rights.

Double voting rights are automatically eliminated under the conditions stipulated by law.

Voting rights attached to the shares are exercised by the bare owners at all general meetings (ordinary, extraordinary or special meetings), save for decisions regarding the appropriation of net income, in which case the beneficial owner ~~at ordinary general meetings and by the bare owners at extraordinary or special general meetings~~ shall exercise the voting rights.

12.3 - Each share gives the holder a right of ownership in the Company's assets, its profits, and any winding-up surplus, in proportion to the percentage of ownership it represents.

All shares are of equal par value and are identical in all respects, except with respect to the date on which they are eligible for the dividend.

12.4 - Ownership of a share automatically entails compliance with the Company's Articles of Association and with resolutions duly adopted by the General Meeting of shareholders.

12.5 - Whenever ownership of a certain number of shares is required in order to exercise any right whatsoever, owners of single shares, or with an insufficient number of shares, may only exercise such rights if they personally arrange to consolidate their shares, or arrange for the purchase or sale of a sufficient number of shares.

13 - DEATH, LEGAL PROHIBITION, PERSONAL BANKRUPTCY, RECEIVERSHIP OR COMPULSORY LIQUIDATION OF A PARTNER

13.1 - Shareholders

The Company shall not be dissolved upon the death, legal prohibition, personal bankruptcy, receivership or compulsory liquidation of a shareholder.

13.2 - Active partner

13.2.1 - In the event that an active partner should be prohibited by law from engaging in a business profession, or in the case of personal bankruptcy, receivership or compulsory liquidation, such active partner shall automatically lose his status as active partner *ipso jure*; the Company shall not be dissolved. Neither shall it be dissolved if an active partner who is a natural person and who was appointed Executive Chairman ceases to hold this office.

If, as a result of this loss of status, the Company no longer has any active partners, an extraordinary general meeting of shareholders must be called forthwith, either to appoint one or more new active partners, or to change the corporate form of the Company. Such change does not entail the creation of a new legal person.

If an active partner loses his status as such, he shall have the right to receive his share of the Company's profits, pro rated until the day such status is lost, in full settlement of all amounts due.

13.2.2 - The Company shall not be dissolved in the event of the death of an active partner. If, as a result of this death, the Company no longer has any active partners, an extraordinary general meeting of shareholders must be called forthwith, either to appoint one or more new active partners, or to change the corporate form of the Company. Such change does not entail the creation of a new legal person.

This also applies if the Company has only one active partner and if that active partner loses his status as such for any reason whatsoever.

The heirs, assigns or the surviving spouse, if any, of the deceased active partner shall have the right to receive the deceased active partner's share of the Company's profits, pro rated until the day such status is lost, in full settlement of all amounts due.

14 - RESPONSIBILITY AND POWERS OF THE ACTIVE PARTNERS

14.1 - The active partners are jointly and severally liable for all the Company's debts, for an indefinite period of time.

14.2 - Each active partner has the power to appoint and revoke the appointment of any Executive Chairman, acting on the Supervisory Board's considered recommendation under the conditions provided in the article entitled "Executive Management".

Acting by unanimous consent, the active partners:

- on the Supervisory Board's recommendation:
- determine the Group's strategic options,
- determine the Group's consolidated operating and investment budgets, and
- decide on any proposal submitted to the General Meeting pertaining to the appropriation of share premiums, reserves or retained earnings;
- may formulate recommendations to the Executive Management on all issues of general interest for the Group;
- authorise any loans of Hermès International whenever the amount of such loans exceeds 10% of the amount of the consolidated net worth of the Hermès Group, as determined based on the consolidated financial statements drawn up from the latest approved accounts (the "net worth");
- authorise any sureties, endorsements or guarantees and any pledges of collateral and encumbrances on the Company's property, whenever the claims guaranteed amount to more than 10% of the "net worth";
- authorise the creation of any company or the acquisition of an interest in any commercial, industrial, financial, movable or immovable property, or any other operation, in any form whatsoever, whenever the amount of the investment in question amounts to more than 10% of the "net worth";

14.3 - In order to maintain its status of active partner, and failing which it will automatically lose such status *ipso jure*, Émile Hermès SARL must maintain in its Articles of Association clauses, in their original wording or in any new wording as may be approved by the Supervisory Board of the present Company by a three-quarters majority of the votes of members present or represented, stipulating the following:

- the legal form of Émile Hermès SARL is that of a *société à responsabilité limitée à capital variable* (limited company with variable capital);
- the exclusive purpose of Émile Hermès SARL is:
- "to serve as active partner and, if applicable, as Executive Chairman of Hermès International;
- potentially to own an equity interest in Hermès International; and
- to carry out all transactions in view of pursuing and accomplishing these activities and to ascertain that any liquid assets it may hold are appropriately managed.
- only the following may be partners in the Company:
- descendants of Mr Émile-Maurice Hermès and his wife, *née* Julie Hollande, and
- their spouses, but only as beneficial owners of the shares; and
- each partner of Émile Hermès SARL must have deposited, or arrange to have deposited, shares in the present Company in the corporate accounts of Émile Hermès SARL in order to be a partner of this Company."

14.4 - Any active partner who is a natural person and who has been appointed to the office of Executive Chairman shall automatically lose his status as active partner immediately upon termination of his office of Executive Chairman for any reason whatsoever.

14.5 - All decisions of the active partners are recorded in minutes, which are entered in a special register.

15 - EXECUTIVE MANAGEMENT

15.1 - The Company is administered by one or two Executive Chairman or Chairmen, who may be but are not required to be active partners in the Company. If there are two Executive Chairmen, any provision of these Articles of Association mentioning "the Executive Chairman" shall apply to each Executive Chairman. The Executive Chairmen may act jointly or separately.

The Executive Chairman may be a natural person or a legal person, which may be but is not required to be an active partner.

15.2 - The Executive Chairmen's term of office is open-ended.

During the Company's lifetime, the power to appoint an Executive Chairman is exclusively reserved for the active partners, acting on the Supervisory Board's recommendation. Each active partner may act separately in this respect.

15.3 - The appointment of an Executive Chairman is terminated in case of death, disability, legal prohibition, receivership, or bankruptcy; if the appointment is revoked; if the Executive Chairman resigns; or when the Executive Chairman reaches 75 years of age.

The Company shall not be dissolved if an Executive Chairman's appointment is terminated for any reason whatsoever.

An Executive Chairman who wishes to resign must notify the active partners and the Supervisory Board thereof at least six months in advance, by registered post, unless each of the active partners, after soliciting the opinion of the Supervisory Board, has agreed to reduce this notice period.

An Executive Chairman's appointment can be revoked only by an active partner acting on the Supervisory Board's considered recommendation. In the event that the Supervisory Board recommends against revocation, the active partner in question must suspend its decision for a period of at least six months. At the end of this period, if it persists in its wish to revoke the appointment of the Executive Chairman in question, that active partner must again solicit the opinion of the Supervisory Board, and once it has obtained a favourable recommendation from the Board, it may revoke the appointment of that Executive Chairman.

16 - POWERS OF THE EXECUTIVE MANAGEMENT

16.1 - Relationships with third parties

Each Executive Chairman is invested with the broadest of powers to act on the Company's behalf, in all circumstances. Each Executive Chairman shall exercise these powers within the scope of the corporate purpose and subject to those powers expressly granted by law to the Supervisory Board and to General Meetings of shareholders.

16.2 - Relationships among the partners

In relationships among partners, the Executive Management holds the broadest of powers to undertake all management acts, but only if such acts are in the Company's interests and subject to those powers granted to the active partners and to the Supervisory Board by these Articles of Association.

16.3 - Delegations of powers

The Executive Chairman may, under his responsibility, delegate all powers as he sees fit and as required for the proper operation of the Company and its group. He may issue a limited or unlimited blanket delegation of powers to one or more executives of the Company, who then take on the title of Managing Director.

17 - REMUNERATION OF THE EXECUTIVE MANAGEMENT

The Executive Chairman (or, where there is more than one, each Executive Chairman) shall have the right to receive remuneration fixed by the Articles of Association and, potentially, additional remuneration, the maximum amount of which shall be determined by the Ordinary General Meeting, with the approval of the active partner or, if there are several active partners, with their unanimous approval.

The gross annual statutory remuneration of the Executive Chairman (or, where there is more than one, of each Executive Chairman) for the year shall not be more than 0.20% of the Company's consolidated income before tax for the previous financial year.

However, if there are more than two Executive Chairmen, the combined total gross annual remuneration of all Executive Chairmen shall not be more than 0.40% of the Company's consolidated income before tax for the previous financial year.

Within the maximum amounts set forth herein, the Management Board of the active partner Émile Hermès SARL shall determine the effective amount of the annual remuneration of the Executive Chairman (or, where there is more than one, of each Executive Chairman).

18 - SUPERVISORY BOARD

18.1 - The Company is governed by a Supervisory Board consisting of three to fifteen members selected from among shareholders who are not active partners, legal representatives of an active partner, or Executive Chairmen. When appointments to the Supervisory Board come up for renewal, the number of Supervisory Board members is fixed by a decision adopted by the active partners by unanimous vote.

Supervisory Board members may be natural persons or legal entities.

At the time of their appointment, Supervisory Board members that are legal entities must designate a permanent representative who is subject to the same terms, conditions and obligations and incurs the same liabilities as if he were a Supervisory Board member in his own name, without prejudice to the joint and several liability of the legal entity he represents. The permanent representative serves for the same term of office as the legal entity he represents.

If the legal entity revokes its representative's appointment, it is required to notify the Company thereof forthwith by registered post, and to state the identity of its new permanent representative. This requirement also applies in the event the permanent representative should die, resign, or become incapacitated for an extended period of time.

18.2 - Supervisory Board members are appointed or reappointed by the Ordinary General Meeting of shareholders. The active partners may, at any time, propose that one or more new Supervisory Board members be nominated.

All Supervisory Board appointments are renewed every three years during the Annual General Meeting. All appointments, whether to replace a Supervisory Board member or otherwise, are made for a term ending on the date on which all Supervisory Board appointments are to be renewed.

18.3 - No person over the age of seventy-five shall be appointed to the Supervisory Board if, as a result of such appointment, more than one-third of the Board members would be over that age.

18.4 - The appointments of Supervisory Board members can be revoked by a resolution adopted by the Ordinary General Meeting only for cause, on the joint recommendation of the active partners, acting by unanimous consent, and the Supervisory Board.

18.5 - In the event of a vacancy or vacancies caused by the death or resignation of one or more Supervisory Board members, the Supervisory Board may appoint an interim replacement member within three months as from the effective date of the vacancy.

However, if no more than two Supervisory Board members remain in office, the member or members in office, or, in his or their absence, the Executive Chairman, or in his absence, the statutory auditor or auditors, shall immediately call an Ordinary General Meeting of shareholders for the purpose of filling the vacancies to bring the number of Board members up to the required minimum.

19 - DELIBERATIONS OF THE SUPERVISORY BOARD

19.1 - The Supervisory Board elects a Chairman, who is a natural person, and two Vice-Chairmen, from among its members.

It appoints a secretary who may be but is not required to be a Supervisory Board member.

If the Chairman is absent, the older of the two Vice-Chairman acts as Chairman.

19.2 - The Supervisory Board meets when convened by its Chairman or by the Executive Management, whenever required for the Company's best interest but no less than twice per year, at the Company's registered office or at any other place specified in the notice of meeting.

Notices are served by any means providing legally valid proof in business matters, at least seven business days before the meeting. This period of time may be shortened by unanimous consent of the Chairman or a Vice-Chairman of the Supervisory Board, the active partners and the Executive Management.

Any member of the Supervisory Board may give a proxy to one of his colleagues to represent him at a Board meeting, by any means providing legally valid proof in business matters. Each member may hold only one proxy during a given meeting. These provisions are applicable to the permanent representative of a legal entity that is a member of the Supervisory Board.

The Supervisory Board is duly convened only if a quorum consisting of at least half of its members is present or represented.

Resolutions are adopted by a majority of the votes of members present or represented. However, the Supervisory Board must approve or reject any proposed new wording of certain clauses of the Articles of Association of Émile Hermès SARL by a three-quarters majority of members present or represented, in accordance with the stipulations of the article entitled "Responsibilities and Powers of the Active Partners".

Supervisory Board members who participate in the meeting by videoconferencing or telecommunications means that enable them to be identified and effectively to participate in the meeting are deemed to be present for purposes of calculating the quorum and majority, except at Supervisory Board meetings convened for the review and verification of the annual report and consolidated and parent company financial statements.

The Executive Management must be convened to Supervisory Board meetings and may attend such meetings, but it does not have the right to participate in the discussion and to vote.

19.3 - The deliberations of the Supervisory Board are recorded in minutes, which are entered in a special initialled register and signed by the Chairman and the secretary.

20 - POWERS OF THE SUPERVISORY BOARD

20.1 - The Supervisory Board exercises ongoing control over the Company's management.

For this purpose, it has the same powers as the Statutory Auditors and receives the same documents as the Auditors, at the same time as the Auditors. In addition, the Executive Management must submit to a detailed report the Supervisory Board on the Company's operations at least once a year.

20.2 - The Supervisory Board submits to the active partners for their consideration its considered recommendation:

- on the nomination of any Executive Chairman of the Company; and,
- in case of the Executive Chairman's resignation, on reducing the notice period.

20.3 - Each year, the Supervisory Board determines the proposed appropriation of net income to be submitted to the General Meeting.

20.4 - The Supervisory Board approves or rejects any proposed new wording of certain clauses of the Articles of Association of Émile Hermès SARL by a three-quarters majority of members present or represented in accordance with the stipulations of the article entitled "Responsibilities and Powers of the Active Partners".

20.5 - The active partners must consult the Supervisory Board prior to taking any decisions concerning:

- strategic options;
- consolidated operating and investment budgets; and
- any proposal submitted to the General Meeting pertaining to the appropriation of share premiums, reserves or retained earnings.

20.6 - Each year, the Supervisory Board presents a report to the annual Ordinary General Meeting of shareholders in which it comments on the Company's management and draws attention to any inconsistencies or inaccuracies identified in the financial statements for the year.

This report, together with the Company's balance sheet and a list of its assets and liabilities, is made available to the shareholders and may be consulted at the Company's registered office as from the date of the notice of the General Meeting.

The Supervisory Board may convene a general meeting of shareholders whenever it deems this appropriate.

The functions exercised by the Supervisory Board do not entail any interference with the Executive Management, or any liability arising from the management's actions or from the results of such actions.

21 – JOINT COUNCIL OF THE SUPERVISORY BOARD AND MANAGEMENT BOARD OF THE ACTIVE PARTNER

21.1 - The Executive Management of the Company or the Chairman of the Company's Supervisory Board shall convene a joint council meeting of the Supervisory Board and of the active partners; for purposes of this council, Émile Hermès SARL is represented by its Management Board.

Notices are served by any means providing legally valid proof in business matters, at least seven business days before the meeting. This period of time may be shortened by unanimous consent of the Chairman or a Vice-Chairman of the Supervisory Board and the Executive Chairman.

21.2 - The joint council meets at the place indicated in the notice of meeting. It is chaired by the Chairman of the Company's Supervisory Board, or, in his absence, by one of the Vice-Chairmen of the Company's Supervisory Board, or, in their absence, by the oldest Supervisory Board member present. The Executive Chairman or, if the Executive Chairman is a legal entity, its legal representative or representatives, are convened to meetings of the joint council.

21.3 - The joint council has knowledge of all matters that it addresses or that are submitted thereto by the party who convened the conference, but does not, in the decision-making process, have the right to act as a substitute for those bodies to which such powers are ascribed by law or by the Articles of Association of the Company and of the active partner that is a legal entity.

At their discretion, the Supervisory Board and active partners may make all decisions or issue all recommendations within their jurisdiction in a joint council meeting.

22 - REMUNERATION OF THE SUPERVISORY BOARD

Supervisory Board members may receive, as Director's fees, a fixed sum per year, the amount of which is determined by the Ordinary General Meeting of shareholders, until such time as a new resolution is adopted by the Meeting.

The Board apportions Directors' fees among its members as it sees fit.

23 - STATUTORY AUDITORS

The Company's financial statements are audited by one or more statutory auditors, under the terms and conditions provided by law.

24 - GENERAL MEETINGS OF SHAREHOLDERS

24.1 - General meetings are convened under the conditions laid down by law.

They are held at the registered office or at any other place specified in the notice of meeting.

24.2 - The right to participate in general meetings is subordinated to the shareholder's registration in the Company's books or by the shareholder's filing, at the place specified in the notice of meeting, the certificate evidencing the unavailability of his bearer shares, at least three business days before the date of the meeting. All proxies must also be filed at the same place, within the same period of time.

Persons invited by the Executive Management or by the Chairman of the Supervisory Board may also attend general meetings.

The active partners may attend general meetings of shareholders. Active partners that are legal entities are represented by a legal representative or by any person, shareholder or otherwise, designated thereby.

24.3 - General meetings are chaired by the Chairman of the Supervisory Board or, in his absence, by one of the Vice-Chairmen of the Board, or in their absence, by the Executive Chairman.

24.4 - The ordinary and extraordinary general meetings, duly convened in accordance with the conditions specified by law, carry out their responsibilities in accordance with the law.

24.5 - Except for resolutions pertaining to the nomination and revocation of Supervisory Board members, the nomination and revocation of the Statutory Auditors, the appropriation of net income for the year and the approval of related-party agreements that are subject to shareholders' approval, no resolution adopted by the general meeting shall be valid unless it is approved by the active partners no later than at the end of the general meeting that voted on the relevant resolution.

The Company's Executive Management has all powers duly to record such approval.

25 - FINANCIAL YEAR

Each financial year consists of twelve months, commencing on 1 January and ending on 31 December.

26 - APPROPRIATION AND DISTRIBUTION OF PROFITS

The General Meeting approves the financial statements for the past year and duly notes the amount of distributable profits.

The Company pays 0.67% of the distributable profits to the active partners, at the time and place designated by the Executive Management, within nine months at most after the end of the financial year.

The active partners distribute this sum amongst themselves as they see fit~~; if no agreement can be reached, 95% of this sum is allocated to Émile Hermès SARL and the balance is allocated to Mr Jean-Louis Dumas~~.

The remaining distributable profits revert to the shareholders. Their appropriation is decided by the Ordinary General Meeting, on the Supervisory Board's recommendation.

On the Supervisory Board's recommendation, the General Meeting may grant to each shareholder an option to receive payment for all or part of the dividend or interim dividend in cash or in shares, under the conditions laid down by law.

On the Supervisory Board's recommendation, the General Meeting may decide to draw from the balance of profits reverting to the shareholders the sums it deems appropriate to be allocated to shareholders' retained earnings or to be appropriated to one or more extraordinary, general or special reserve funds, which do not bear interest, and to which the active partners as such have no rights.

On the unanimous recommendation of the active partners, the reserve fund or funds may, subject to approval by the Ordinary General Meeting, be distributed to the shareholders or allocated to the partial or total amortisation of the shares. Fully amortised shares shall be replaced by entitlement shares with the same rights as the former shares, with the exception of the right to reimbursement of capital.

The reserve fund or funds may also be incorporated into the share capital.

Dividends are payable at the times and places determined by the Executive Management within a maximum of nine months from the end of the financial year unless this time period is extended by a court of law.

27 - DISSOLUTION OF THE COMPANY

At the end of the Company's lifetime or in the event of early dissolution, the General Meeting decides on the winding-up procedure and appoints one or several liquidators, whose powers are defined by the Meeting and who carry out their responsibilities in accordance with the applicable laws.

Any winding-up dividend is distributed amongst the shareholders.

General Legal Information

OVERVIEW OF THE GROUP

Hermès International is the Group's parent company. Its purpose is:
– to define the Group's strategy and its focuses for development and diversification;
– to oversee the operations of its subsidiaries and to provide corporate, financial, legal and commercial assistance (advertising and public relations);
– to manage the Group's real estate assets;
– to protect and defend its trademarks, designs, models, and patents;
– to maintain a documentation centre and make it accessible to the subsidiaries;
– to ascertain the consistency of style and image of each brand name and, for this purpose, to design and produce publications designed to support the various business activities.

Hermès International derives its funds from:
– dividends received from subsidiaries,
– royalties from trademarks, licensed exclusively to Group subsidiaries, to wit, Hermès Sellier, Comptoir Nouveau de la Parfumerie, Compagnie des Arts de la Table and La Montre Hermès (amounts received in 2005 are shown on page 211).
Hermès brands, which belong to Hermès International, are protected by trademarks in many countries, for all categories of products in each of the Group's business segments.
The scope of consolidation encompasses 90 subsidiaries and sub-subsidiaries.

CHARACTERISTICS

LEGAL FORM
Société en commandite par actions (partnership limited by shares) governed by French laws pertaining to business corporations.

COMPANY NAME
Hermès International.

REGISTERED OFFICE
24, rue du Faubourg-Saint-Honoré, 75008 Paris, France, tel.: +33 (0)1 40 17 49 20.

MAIN ADMINISTRATIVE OFFICE
Legal department
18-20, place de la Madeleine, 75008 Paris, France.

COMMERCIAL AND COMPANY REGISTER
The Company is registered with the Paris Commercial and Company Register under number 572 076 396, APE code 741 J.

DATE CREATED
1 June 1938.

COMPANY DURATION
The Company will be dissolved automatically on 31 December 2090, unless it is dissolved previously or unless its duration is extended.

CORPORATE PURPOSE (ARTICLE 2 OF THE ARTICLES OF ASSOCIATION)
The Company's purpose, in France and in other countries, is:
• to acquire, hold, manage, and potentially to sell direct or indirect equity interests in any legal entity engaged in the creation, production and/or sale of quality products and/or services, and, in particular, in companies belonging to the Hermès Group;
• to provide guidance to the group it controls, in particular by providing technical assistance services in the legal, financial, corporate, and administrative areas;
• to develop, manage and defend all rights it holds to trademarks, patents, designs, models, and other intellectual or industrial property, and in this respect, to acquire, sell or license such rights;
• to participate in promoting the products and/or services distributed by the Hermès Group;
• to purchase, sell and manage all property and rights needed for the Hermès Group's business operations and/or for asset and cash management purposes; and
• more generally, to engage in any business transaction of any kind whatsoever in furtherance of the corporate purpose.

FINANCIAL YEAR (ARTICLE 25 OF THE ARTICLES OF ASSOCIATION)

Commencing on 1 January and ending on 31 December.

APPROPRIATION OF PROFITS (ARTICLE 26 OF THE ARTICLES OF ASSOCIATION)

The General Meeting approves the financial statements for the past year and duly notes the amount of distributable profits.

The Company pays 0.67% of the distributable profits to the active partners, at the time and place designated by the Executive Management, within nine months at most after the end of the financial year.

The active partners distribute this sum amongst themselves as they see fit.

The remaining distributable profits revert to the shareholders. The Ordinary General Meeting decides on the appropriation of distributable profits, on the Supervisory Board's recommendation.

On the Supervisory Board's recommendation, the General Meeting may grant to each shareholder an option to receive payment for all or part of the dividend or interim dividend in cash or in shares, under the conditions laid down by law.

On the Supervisory Board's recommendation, the General Meeting may decide to draw from the balance of profits reverting to the shareholders the sums it deems appropriate to be allocated to shareholders' retained earnings or to be appropriated to one or more extraordinary, general or special reserve funds, which do not bear interest, and to which the active partners as such have no rights.

On the unanimous recommendation of the active partners, the reserve fund or funds may, subject to approval by the Ordinary General Meeting, be distributed to the shareholders or allocated to the partial or total amortisation of the shares. Fully amortised shares shall be replaced by entitlement shares with the same rights as the former shares, with the exception of the right to reimbursement of capital.

The reserve fund or funds may also be incorporated into the share capital.

Dividends are payable at the times and places determined by the Executive Management within a maximum of nine months from the end of the financial year, unless this time period is extended by a court of law.

OWNERSHIP THRESHOLD DISCLOSURE (ARTICLE 11 OF THE ARTICLES OF ASSOCIATION)

When the shares are officially listed on a the stock exchange in France or in another country, any natural or legal person, acting alone or jointly, coming into possession, in any manner whatsoever, within the meaning of Articles L 233-7 *et seq.* of the Code de Commerce, of a number of shares representing 0.5% of the share capital and/or of the voting rights in general meetings, or any multiple of this percentage, is required to disclose to the Company the total number of shares it owns by sending a notice by registered post, return receipt requested to the registered office within 15 days from the date it has exceeded one of these thresholds.

Such disclosure must also be made, under the same conditions as those provided above, whenever the percentage of share capital and/or voting rights held falls below one of the aforesaid thresholds.

In the event of failure to comply with the above requirements, the shares exceeding the threshold which is subject to disclosure shall be disqualified from voting. In the event of an adjustment, the corresponding voting rights may be exercised only until the expiration of the period stipulated by law and the applicable regulations. Unless one of the thresholds covered by the aforesaid Article L 233-7 is exceeded, this sanction shall be applied only at the request of one or several shareholders individually or collectively holding at least 0.5% of the Company's share capital and/or voting rights and duly recorded in the minutes of the General Meeting.

At the Combined General Meeting of 6 June 2006, the shareholders will be asked to amend these provisions as follows:

"When the shares are officially listed on an organised exchange or a financial instruments market that admits for trading shares that may be registered with an authorised intermediary under the conditions set forth in Article L 211-4 of the Code Monétaire et Financier, any natural or legal person, acting alone or jointly, coming into possession, in any manner whatsoever, within the meaning of Articles L 233-7 et seq. *of the Code de Commerce, of a number of shares representing 0.5% of the share capital and/or of the voting rights in general meetings, or any multiple of this percentage, at any time and even after moving beyond any of the legal*

thresholds covered by Article L 233-7 et seq. *of the Code de Commerce, is required to disclose to the Company the total number of shares it owns by sending a notice by registered post, return receipt requested to the registered office within five days from the date it has exceeded one of these thresholds.*

Such disclosure must also be made, under the same conditions as those provided above, whenever the percentage of share capital and/or voting rights held falls below one of the aforesaid thresholds.

In the event of failure to comply with the above requirements, the shares exceeding the threshold which is subject to disclosure shall be disqualified from voting. In the event of an adjustment, the corresponding voting rights may be exercised only until the expiration of the period stipulated by law and the applicable regulations.

Unless one of the thresholds covered by the aforesaid Article L 233-7 is exceeded, this sanction shall be applied only at the request of one or several shareholders individually or collectively holding at least 0.5% of the Company's share capital and/or voting rights and duly recorded in the minutes of the General Meeting."

RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES - DOUBLE VOTING RIGHTS (ARTICLE 12.2 OF THE ARTICLES OF ASSOCIATION)

The shares are indivisible with regard to the Company. Co-owners of undivided shares must be represented with regard to the Company and at general meetings by one of them only or by a single representative. In the event of a disagreement, their representative shall be appointed by the Court at the request of the co-owner who takes the initiative to refer this matter to the Court.

Each share shall give the holder the right to cast one vote at general meetings of shareholders.

However, double voting rights are allocated to:

- any fully-paid registered share which has been duly recorded on the books in the name of the same shareholder for a period of at least four years from the date of the first general meeting following the fourth anniversary of the date when the share was registered on the books; and
- any registered share allotted for no consideration to a shareholder, in the event of a capital increase effected by capitalisation of sums in the share premium, reserve or retained earnings accounts, in proportion to any existing shares which carry double voting rights.

Double voting rights are automatically eliminated under the conditions stipulated by law, to wit, for any share that has been converted to a bearer share or that has been transferred, save in the case of transfers from one registered shareholder to another arising upon inheritance or a gift from one family member to another.

Double voting rights were instituted by the shareholders at the Extraordinary General Meeting of 27 December 1990.

Voting rights attached to the shares are exercised by the beneficial owners at ordinary general meetings and by the bare owners at extraordinary or special general meetings.

At the Combined General Meeting of 6 June 2006, the shareholders will be asked to amend the allocation of voting rights as follows: "Voting rights attached to the shares are exercised by the bare owners at all general meetings (ordinary, extraordinary or special meetings), save for decisions regarding the appropriation of net income, in which case the beneficial owner shall exercise the voting rights".

Each share gives the holder a right of ownership in the Company's assets, its profits, and any winding-up surplus, in proportion to the percentage of ownership it represents.

All shares are of equal par value and are identical in all respects, except with respect to the date on which they are eligible for the dividend.

Ownership of a share automatically entails compliance with the Company's Articles of Association and with resolutions duly adopted by the General Meeting of shareholders.

Whenever ownership of a certain number of shares is required in order to exercise any right whatsoever, owners of single shares, or with an insufficient number of shares, may only exercise such rights if they personally arrange to consolidate their shares, or arrange for the purchase or sale of a sufficient number of shares.

IDENTITY OF OWNERS OF BEARER SECURITIES (ARTICLE 9.2 OF THE ARTICLES OF ASSOCIATION)

The Company may, at any time, in accordance with the applicable laws and regulations, request from the securities clearing organisation (Euroclear) information to enable it to identify the owners of securities giving immediate or future rights to vote at general meetings, as well as the number of securities held by each such owner and any restrictions that may apply to the securities. Hermès International ordinarily exercises this option once each year, as of 31 December.

COMPANY OPERATION

The Company was converted into a *société en commandite par actions* (partnership limited by shares) by a decision of the Extraordinary General Meeting held on 27 December 1990, in order to preserve its identity and culture and thus ensure its sustainability over the long term, in the interests of the Group and all shareholders.

The rules governing the operation of a *société en commandite par actions* are the following:

- the active partner or partners, who carry on the business, are jointly and severally liable for all the Company's debts, for an indefinite period of time;
- the limited partners (shareholders), who contribute capital, are liable in this capacity only up to the amount of their contribution;
- the same party may be both an active partner and a limited partner;
- one or more Executive Chairmen, selected from among the active partners or from outside the Company, are chosen to manage the Company; the first Executive Chairman (or chairmen) is appointed by the Articles of Association;
- the Supervisory Board is appointed by the Ordinary General Meeting of shareholders (active partners, even if they are also limited partners, cannot vote on their appointment). The first members of the Supervisory Board are appointed by the Articles of Association.

OPERATION OF HERMÈS INTERNATIONAL

a - Executive Management of Hermès International

The Company is administered by two Executive Chairmen:

– Émile Hermès SARL, which was appointed by a resolution approved by the active partners, on the considered recommendation of the Supervisory Board, dated 14 February 2006 (appointment effective as of 1 April 2006);

– Mr Patrick Thomas, who was appointed by a resolution approved by the active partners, on the considered recommendation of the Supervisory Board, dated 15 September 2004.

• Nomination and revocation of Executive Chairmen (Articles 15.2 and 15.3 of the Articles of Association)

15.2 - The Executive Chairmen's term of office is open-ended.

During the Company's lifetime, the power to appoint an Executive Chairman is exclusively reserved for the active partners, acting on the Supervisory Board's recommendation. Each active partner may act separately in this respect.

15.3 - The appointment of an Executive Chairman is terminated in case of death, disability, legal prohibition, receivership, or bankruptcy; if the appointment is revoked; if the Executive Chairman resigns; or when the Executive Chairman reaches 75 years of age.

The Company shall not be dissolved if an Executive Chairman's appointment is terminated for any reason whatsoever.

An Executive Chairman who wishes to resign must notify the active partners and the Supervisory Board thereof at least six months in advance, by registered post, unless each of the active partners, after soliciting the opinion of the Supervisory Board, has agreed to reduce this notice period.

An Executive Chairman's appointment can be revoked only by an active partner, acting on the Supervisory Board's considered recommendation. In the event that the Supervisory Board recommends against revocation, the active partner in question must suspend its decision for a period of at least six months. At the end of this period, if it persists in its wish to revoke the appointment of the Executive Chairman in question, that active partner must again solicit the opinion of the Supervisory

Board, and once it has obtained a favourable recommendation from the Board, it may revoke the appointment of that Executive Chairman.

• Powers of the Executive chairmen (Article 16 of the Articles of Association)

Each Executive Chairman is invested with the broadest of powers to act on the Company's behalf, in all circumstances. Each Executive Chairman shall exercise these powers within the scope of the corporate purpose and subject to those powers expressly granted by law to the Supervisory Board and to General Meetings of shareholders.

• Remuneration of the Executive Management (Article 17 of the Articles of Association)

The Executive Chairman (or, where there is more than one, each Executive Chairman) shall have the right to receive remuneration fixed by the Articles of Association and, potentially, additional remuneration, the maximum amount of which shall be determined by the Ordinary General Meeting, with the approval of the active partner or, if there are several active partners, with their unanimous approval.

Under the terms of the Articles of Association, the gross annual remuneration of the Executive Chairman (or, where there is more than one, of each Executive Chairman) for the year shall not be more than 0.20% of the Company's consolidated income before tax for the previous financial year.

However, if there are more than two Executive Chairmen, the combined total gross annual remuneration of all Executive Chairmen shall not be more than 0.40% of the Company's consolidated income before tax for the previous financial year.

Within the maximum amounts set forth herein, the Management Board of the active partner Émile Hermès SARL shall determine the effective amount of the annual remuneration of the Executive Chairman (or, where there is more than one, of each Executive Chairman).

After unanimous approval by the active partners, the Ordinary General Meeting of 31 May 2001 decided to allocate to the Executive Chairman (or, where there is more than one, to each Executive Chairman) gross annual remuneration in addition to the remuneration in a maximum amount of 457,347.05 euros. This ceiling is indexed each year, but can only be adjusted upwards. Since 1 January 2002, this amount has been indexed to growth in the Company's consolidated sales for the previous financial year, at constant exchange rates and on the same scope of consolidation, by comparison with sales for the next-to-last financial year. The Management Board of Émile Hermès SARL, active partner, sets the effective amount of the annual additional remuneration payable to the Executive Chairman (or, where there is more than one, to each Executive Chairman) within the limits of the ceiling defined herein.

b - Supervisory Board of Hermès International (summary of Articles 18 to 22 of the Articles of Association)

The Company is governed by a Supervisory Board consisting of three to fifteen members selected from among shareholders who are not active partners, legal representatives of an active partner, or Executive Chairmen, and who have offered to serve in this capacity.

Supervisory Board members are appointed by the Ordinary General Meeting of shareholders. All Supervisory Board appointments are renewed every three years during the Ordinary General Meeting.

The appointments of Supervisory Board members can be revoked by a resolution adopted by the General Meeting only for cause, on the joint recommendation of the active partners, acting by unanimous consent, and the Supervisory Board.

The Supervisory Board exercises ongoing control over the Company's management. For this purpose, it has the same powers as the Statutory Auditors and receives the same documents as the Auditors, at the same time as the Auditors.

In addition, the Executive Management must submit to the Supervisory Board a detailed report on the Company's operations at least once a year.

The Supervisory Board submits to the active partners for their consideration its considered recommendation on the nomination of any Executive Chairman of the Company and, in case of an Executive Chairman's resignation, on reducing the notice period.

Each year, the Supervisory Board determines the proposed appropriation of net income to be submitted to the General Meeting.

The Supervisory Board approves or rejects any proposed new wording of certain clauses of the Articles of Association of Émile Hermès SARL by a three-quarters majority of members present or represented.

The active partner must consult the Supervisory Board prior to making any decision on the following matters:

- strategic options;

– consolidated, operating and investment budgets; and
– proposals to the General Meeting to distribute share premiums, reserves and retained earnings.

Each year, the Supervisory Board presents to the annual Ordinary General Meeting of shareholders a report in which it comments on the Company's management and draws attention to any inconsistencies or inaccuracies identified in the financial statements for the year.

The Supervisory Board may convene a general meeting of shareholders whenever it deems this appropriate.

The functions exercised by the Supervisory Board do not entail any interference with the Executive Management, or any liability arising from the Management's actions or from the results of such actions.

The Supervisory Board meets when convened by its Chairman or by the Executive Management, whenever required for the Company's best interest but no less than twice per year, at the Company's registered office or at any other place specified in the notice of meeting. Notices are served by any means providing legally valid proof in business matters, at least seven business days before the meeting. This period of time may be shortened by unanimous consent of the Chairman or a Vice-Chairman of the Supervisory Board, the active partners and the Executive Management.

Any member of the Supervisory Board may give a proxy to one of his colleagues to represent him at a Board meeting, by any means providing legally valid proof in business matters. Each member may hold only one proxy during a given meeting. These provisions are applicable to the permanent representative of a legal entity that is a member of the Supervisory Board.

The Supervisory Board is duly convened only if a quorum consisting of at least half of its members is present or represented.

Resolutions are adopted by a majority of the votes of members present or represented. However, the Supervisory Board must approve or reject any proposed new wording of certain clauses of the Articles of Association of Émile Hermès SARL by a three-quarters majority of members present or represented.

The Executive Management must be convened to Supervisory Board meetings and may attend such meetings, but it does not have the right to participate in the discussion and to vote.

The deliberations of the Supervisory Board are recorded in minutes, which are entered in a special initialled register and signed by the Chairman and the secretary.

c - General Meetings of Hermès International (Article 24 of the Articles of Association)

24.1 - General meetings are convened under the conditions laid down by law.

They are held at the registered office or at any other place specified in the notice of meeting.

24.2 - The right to participate in general meetings is subordinated to the shareholder's registration in the Company's books or by the shareholder's filing, at the place specified in the notice of meeting, the certificate evidencing the unavailability of his bearer shares, at least three business days before the date of the meeting. All proxies must also be filed at the same place, within the same period of time.

Persons invited by the Executive Management or by the Chairman of the Supervisory Board may also attend general meetings.

The active partners may attend general meetings of shareholders. Active partners that are legal entities are represented by a legal representative or by any person, shareholder or otherwise, designated thereby.

24.3 - General meetings are chaired by the Chairman of the Supervisory Board or, in his absence, by one of the Vice-Chairmen of the Board, or in their absence, by an Executive Chairman.

24.4 The ordinary and extraordinary general meetings, duly convened in accordance with the conditions specified by law, carry out their responsibilities in accordance with the law.

24.5 Except for resolutions pertaining to the nomination and revocation of Supervisory Board members, the nomination and revocation of the Statutory Auditors, the appropriation of net profit for the year and the approval of related-party agreements that are subject to shareholders' approval, no resolution adopted by the General Meeting shall be valid unless it is approved by the active partners no later than at the end of the General Meeting that voted on the relevant resolution.

The Company's Executive Management has all powers duly to record of such approval.

d - Partners in Hermès International

The Company has two classes of partners:
– shareholders, who are "limited partners"
–active partners (since 1 April 2006, there has been only one active partner: Émile Hermès SARL).

OPERATION OF ÉMILE HERMÈS SARL, ACTIVE PARTNER

Émile Hermès SARL is a *société à responsabilité limitée à capital variable* (limited company with variable capital). Its partners are the direct descendants of Émile-Maurice Hermès and his wife. The Company's Executive Chairman is Mr Jean-Louis Dumas, a grandson of Émile-Maurice Hermès. The Company is governed by a Management Board.

The Company was created on 2 November 1989. It is registered with the Paris Commercial and Company Register under number 352 258 115 Paris. Its registered office is located at 23, rue Boissy-d'Anglas, 75008 Paris, France.

The authorised share capital is 343,840 euros and the statutory share capital at 31 December 2005 was 81,136 euros. It is divided into 5,071 shares with a par value of 16 euros each.

As at 31 December 2005, Émile Hermès SARL had total assets of 4,888,101.63 euros including net income of 778,800.39 euros for the year then ended.

◆ Corporate purpose

The Company's sole purpose is:

– to serve as active partner and, if applicable, as Executive Chairman of Hermès International;

– potentially to own an equity interest in Hermès International; and

– to carry out all transactions in view of pursuing and accomplishing these activities and to ascertain that any liquid assets it may hold are appropriately managed.

Only the following may be partners in the Company:

– descendants of Mr Émile-Maurice Hermès and his wife, *née* Julie Hollande; and

– their spouses, but only as beneficial owners of the shares.

In the light of the Company's purpose, no person shall be a partner if, for each share he owns in the Company, he does not have on deposit in the corporate accounts:

– a number of non-dismembered Hermès International shares unencumbered by any liens or commitments to third parties equal to 3,000 (three thousand); or

– the beneficial or legal ownership of a number of Hermès International shares unencumbered by any liens or commitments to parties equal to 6,000 (six thousand).

If the shareholders approve the stock split proposed to them at the Combined General Meeting of 6 June 2006, these numbers will be multiplied by three.

◆ Powers

In accordance with Article 14-5 of the Articles of Association, it is company policy that the Executive Chairman of Émile Hermès shall act in accordance with the Management Board's recommendations in exercising the following powers:

– nomination and revocation of the Executive Management of Hermès International, on the considered recommendation of that company's Supervisory Board;

– on the Supervisory Board's recommendation:

• defining Hermès International's strategic options,

• determining the consolidated operating and investment budgets of Hermès International,

• deciding on any proposal to the General Meeting of Hermès International pertaining to the appropriation of share premiums, reserves or retained earnings;

– formulating recommendations to the Executive Management of Hermès International on all issues of general interest for the Group;

– authorising any loans of Hermès International whenever the amount of such loans exceeds 10% of the amount of the consolidated net worth of the Hermès Group, as determined based on the consolidated financial statements drawn up from the latest approved accounts (the "net worth");

– authorising any sureties, endorsements or guarantees and any pledges of collateral and encumbrances on the property of Hermès International, whenever the claims guaranteed amount to more than 10% of the "net worth";

– authorising the creation of any company or the acquisition of an interest in any commercial, industrial, financial, movable or immovable property, or any other operation, in any form whatsoever, whenever the amount of the investment in question is more than 10% of the "net worth"; and

– approving the resolutions adopted by the General Meeting of Hermès International except those relating to the nomination and revocation of members of the Supervisory Board of Hermès International, the nomination and revocation of the Statutory Auditors, the appropriation of net profits for the year and the approval of related-party agreements that are subject to approval by the shareholders.

The Management Board shall adopt resolutions by a simple majority of members present or represented. In the event of a tie, the Executive Chairman shall cast the deciding vote.

• **Joint Council**

The Executive Management of Hermès International or the Chairman of the Supervisory Board of Hermès International shall convene a joint council meeting of the Company's Management Board and of Hermès International's Supervisory Board whenever they deem it appropriate.

The joint council is an institution designed to enable broad collaborative efforts between the active partners' Management Board, an internal body with a need to know the main aspects of Hermès International's management, and the Supervisory Board, which is appointed by shareholders.

The joint council has knowledge of all matters that it addresses or that are submitted thereto by the party who convened the conference, but does not, in the decision-making process, have the right to act as a substitute for those bodies to which such powers are ascribed by law or by the Articles of Association of the Company and of Émile Hermès SARL. The joint council of the Management Board and Supervisory Board does not in itself have decision-making powers as such. It acts exclusively as a collaborative body.

At their discretion, the Management Board and Supervisory Board of Hermès International may make all decisions or issue all recommendations within their jurisdiction in a joint council meeting.

DOCUMENTS ON DISPLAY

During the life of this Annual Report, the shareholders may consult the following documents relating to Hermès International, or a copy of such documents, at the Company's main administrative office, preferably by appointment:

- the Company's Articles of Association;
- the Annual Reports for the two previous years.

SHAREHOLDER INFORMATION

Shareholders may obtain information on the Hermès Group by contacting:

Mr Lionel Martin-Guinard
Deputy Finance Manager
Hermès International
24, rue du Faubourg-Saint-Honoré, 75008 Paris
Tel.: +33(0)1 40 17 49 26 – Fax: +33(0)1 40 17 49 54
e-mail: lionel.martin.guinard@hermes.com

Financial information website:
www.hermes-international.com

Persons Responsible

PERSONS RESPONSIBLE FOR INFORMATION CONTAINED IN THE SHELF-REGISTRATION DOCUMENT

Mr Patrick Thomas, Executive Chairman

DECLARATION BY PERSONS RESPONSIBLE FOR THE SHELF-REGISTRATION DOCUMENT

To the best of my knowledge, having taken all reasonable care to ensure that such is the case, the information contained in this shelf-registration document is in accordance with the facts and contains no omission likely to materially affect its import.

I have obtained a letter from the Statutory Auditors certifying that they have verified the financial and accounting information provided in this shelf-registration document and that they have read the document as a whole.

Paris, 27 April 2006
The Executive Management
Patrick Thomas

Statutory Auditors

PRINCIPAL STATUTORY AUDITORS

Deloitte & Associés
185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine
Represented by Mr David Dupont-Noel
First appointed at the Annual General Meeting of 20 December 1982.
Term of appointment expires at the Annual General Meeting convened to approve the 2010 accounts.
Member, Compagnie Régionale des Commissaires aux Comptes de Versailles.

Didier Kling & Associés
41, avenue de Friedland
75008 Paris
Represented by Messrs Didier Kling and Christophe Bonte
First appointed at the Annual General Meeting of 31 May 1999.
Term of appointment expires at the Annual General Meeting convened to approve the 2010 accounts.
Member, Compagnie Régionale des Commissaires aux Comptes de Paris.

ALTERNATE AUDITORS

BEAS
7/9 villa Houssay
92524 Neuilly-sur-Seine
First appointed at the Annual General Meeting of 2 June 2005
Term of appointment expires at the Annual General Meeting convened to approve the 2010 accounts.

Mr Gérard Noël
11, rue Eugène-Gonon
77000 Melun
First appointed at the Annual General Meeting of 31 May 1999.
Term of appointment expires at the Annual General Meeting convened to approve the 2010 accounts.
(Formerly principal Statutory Auditor from 30 April 1969 until 31 May 1999.)

Mr Bernard Boiton, Alternate Auditor since 6 June 1990, domiciled at 185, avenue Charles-de-Gaulle, Neuilly-sur-Seine (92), did not seek reappointment at the Combined General Meeting of 2 June 2005.

The Principal Statutory Auditors and Alternate Auditors serve for a term of six years.

Cross-reference Table

This cross-reference table shows the section and page number(s) in which the information about each of these headings appears in this document next to each of the headings laid down in Annex I of EC regulation 809/2004 issued by the European Commission on 29 April 2004, enacting the terms of the European Parliament's "Prospectus" directive (2003/71/CE).

Items that are not applicable to Hermès International are marked "N/A".

Volume	Page	Heading shown in Annex 1 of European Regulation 809/2004
2	[illegible]	**1. PERSONS RESPONSIBLE**
2	[illegible]	**2. IDENTIFICATION OF THE STATUTORY AUDITORS**
1	[illegible]	**3. SELECTED FINANCIAL INFORMATION**
		4. RISK FACTORS
1	[illegible]	4.1. Legal risks
1	[illegible]	4.2. Industrial and environmental risks
2	[illegible]	
2	[illegible]	4.3. Liquidity risks
2	[illegible]	4.4. Market risks (interest rate and currency exchange rate risks)
2	[illegible]	4.5. Operating risks
		5. INFORMATION ABOUT THE ISSUER
1	[illegible]	5.1. History and development of the Company
1	[illegible]	
1	[illegible]	5.2. Investments
		6. BUSINESS OVERVIEW
1	[illegible]	6.1. Principal activities
1	[illegible]	6.2. Principal markets
	[illegible]	6.3. Exceptional factors
2	[illegible]	6.4. Extent of any dependence
2	[illegible]	6.5. Basis for any statements made by the Company regarding its competitive position
		7. ORGANISATIONAL STRUCTURE
1	[illegible]	7.1. Description of the Group
2	[illegible]	7.2. List of the Company's significant subsidiaries
		8. PROPERTY, PLANT AND EQUIPMENT
	N/A	8.1. Material tangible fixed assets, either existing or planned
1	[illegible]	8.2. Environmental issues that may affect the issuer's utilisation of its property, plant and equipment
2	[illegible]	
		9. OPERATING AND FINANCIAL REVIEW
1	[illegible]	9.1. Financial condition
1	[illegible]	9.2. Operating results
		10. CAPITAL RESOURCES
1	[illegible]	10.1. Information about the Company's capital resources (both short- and long-term)
2	[illegible]	10.2. Sources and amounts of Company's cash flows
2	[illegible]	10.3. Information on the Company's borrowing requirements and funding structure
	[illegible]	10.4. Information regarding any restrictions on the use of capital resources that have materially affected, or could materially affect, the Company's operations, directly or indirectly
2	[illegible]	10.5. Information regarding anticipated sources of funds
1	[illegible]	**11. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES**
1	[illegible]	**12. TREND INFORMATION**
	N/A	**13. PROFIT FORECASTS OR ESTIMATES**
		14. ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES AND SENIOR MANAGEMENT
1	[illegible]	14.1. Administrative, management and supervisory bodies
2	[illegible]	
2	[illegible]	14.2. Conflicts of interest within administrative, management and supervisory bodies

Volume	Page	Heading shown in Annex 1 of European Regulation 809/2004
		15. REMUNERATION AND BENEFITS
2	[illegible]	15.1. Remuneration of corporate executive officers and Supervisory Board members
2	[illegible]	15.2. Total amounts set aside or accrued to provide pension, retirement or similar benefits
		16. OPERATION OF ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES
2	[illegible]	16.1. Date of expiration of the current term of office of members of the administrative, management and supervisory bodies
2	[illegible]	16.2. Information about service contracts with members of the administrative, management and supervisory bodies
2	[illegible]	16.3. Information about the Company's audit and remuneration committees
2	[illegible]	16.4. A statement as to whether or not the Company complies with the corporate governance regime applicable in its country of origin
		17. EMPLOYEES
1	[illegible]	17.1. Number of employees
2	[illegible]	
2	[illegible]	17.2. Shareholdings and stock options
2	[illegible]	17.3. Details of any arrangement for involving the employees in the Company's capital
		18. MAJOR SHAREHOLDERS
2	[illegible]	18.1. Name of any shareholders who hold more than 5% of the share capital or voting rights
2	[illegible]	18.2. Differences in voting rights
	[illegible]	18.3. Control of the Company
2	[illegible]	18.4. Description of any arrangements, known to the Company, the operation of which could lead to a change in control
2	[illegible]	**19. RELATED-PARTY TRANSACTIONS**
		20. FINANCIAL INFORMATION CONCERNING THE ISSUER'S ASSETS AND LIABILITIES, FINANCIAL POSITION AND PROFITS AND LOSSES
2	[illegible]	20.1. Historical financial information
2	[illegible]	20.2. *Pro forma* financial information
2	[illegible]	20.3. Financial statements
2	[illegible]	20.4. Auditing of historical annual financial information
[illegible]	[illegible]	20.5. Age of latest audited financial information
	N/A	20.6. Interim and other financial information
2	[illegible]	20.7. Dividend policy
1	[illegible]	20.8. Legal and arbitration proceedings
	N/A	20.9. Significant change in the issuer's financial or trading position since the end of the last financial year
		21. ADDITIONAL INFORMATION
2	[illegible]	21.1. Share capital
2	[illegible] 220-237	21.2. Memorandum and Articles of Association
2	[illegible]	**22. MATERIAL CONTRACTS**
	N/A	**23. THIRD PARTY INFORMATION AND STATEMENTS BY EXPERTS AND DECLARATIONS OF ANY INTEREST**
2	[illegible]	**24. DOCUMENTS ON DISPLAY**
1	[illegible]	**25. INFORMATION ON HOLDINGS**
2	[illegible]	

In accordance with its General Regulations, and more specifically Article 212-13 thereof, the Autorité des Marchés Financiers (AMF) has registered this shelf-registration document on 27 April 2006 under number R06-041. This document may be not used in support of a financial transaction unless accompanied by an offering circular approved by the AMF. It has been drafted by the issuer and is the responsibility of its signatories.

In accordance with the provisions of Article L 621-8-1-I of the Code Monétaire et Financier, this document was registered after the AMF had satisfied itself that the "document is complete, understandable and consistent". However, this registration does not imply that the accounting and financial items shown have been verified by the AMF.

AN ÉDITIONS HERMÈS® PUBLICATION.
PRINTED IN FRANCE BY GRAPHI-CENTRE.

END